THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

82-3648

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your ... Company Limited (the "Company"), you should at ... proxy to the purchaser or other trans... n the sale or transfer was effected

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03 JUN 25 AM 7:21

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

03024119

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

SUPPL

MAJOR TRANSACTION
– PROPOSED ACQUISITION OF
ROYAL APPLIANCE MANUFACTURING CO.
BY WAY OF MERGER

dlw 6/30

A notice convening an extraordinary general meeting of the Company to be held at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 31st March, 2003 at 9:30 a.m. (the "Extraordinary General Meeting") is set out on pages 127 and 128 of this circular. Whether or not you propose to attend the Extraordinary General Meeting, you are requested to complete and return the accompanying form of proxy to the Company's registered office at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion of the form of proxy shall not preclude you from attending and voting at the Extraordinary General Meeting or any adjourned meeting should you so wish.

6th March, 2003

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquiror"	RAMC Holdings, Inc., a corporation incorporated in the State of Delaware, the US and a direct wholly-owned subsidiary of the Company
"Affiliate"	in relation to any corporation means another corporation that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first corporation
"Board"	the board of Directors
"Closing"	closing of the Merger Agreement
"Company"	Techtronic Industries Company Limited, a public company limited by shares incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Dissenting Shares"	Royal Common Shares which are outstanding immediately prior to the Effective Time and held by persons who shall have properly demanded payment of the fair cash value of such Royal Common Shares in accordance with section 1701.85 of the OGCL
"Effective Time"	the time on which the Merger becomes effective in accordance with the OGCL
"Enlarged Group"	the Group as enlarged upon the implementation of the Merger
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened to approve the Merger
"GAAP"	generally accepted accounting principles
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	3rd March, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Merger"	the merger of Merger Sub into Royal upon and subject to the terms and conditions of the Merger Agreement
"Merger Agreement"	the agreement and plan of merger dated as of 16th December, 2002 among Royal, the Company, the Acquiror and Merger Sub
"Merger Consideration"	US$7.37 in cash for each issued and outstanding Royal Common Share
"Merger Sub"	TIC Acquisition Corp., a corporation incorporated in the State of Ohio, the US and an indirect wholly-owned subsidiary of the Company
"NYSE"	New York Stock Exchange
"OGCL"	Ohio General Corporation Law
"Option Shares Merger Consideration"	a cash amount equal to the product of the excess, if any, of the Merger Consideration minus the exercise price, if any, of each Royal Stock Option multiplied by the aggregate number of Royal Common Shares issuable upon the exercise in full of such Option at the Effective Time
"Royal"	*Royal Appliance Manufacturing Co., a limited liability* corporation incorporated in the State of Ohio, the US and whose shares of common stock are listed and traded on NYSE
"Royal Common Shares"	the shares of common stock, without par value, of Royal
"Royal Group"	Royal and its subsidiaries
"Royal Shareholders"	holders of Royal Common Shares
"Royal Special Shareholders Meeting"	the special meeting of Royal Shareholders to be held on or around 15th April, 2003 for the purpose of considering, and if thought fit, approving the Merger

"Royal Stock Option"	each unexercised option, warrant, phantom stock award or other security of Royal (including any stock option granted to directors, consultants and employees of Royal)
"Royal Stock Option Plans"	all incentive plans adopted by Royal for the purpose of granting options, warrants, phantom stock awards or other securities to directors, consultants and employees of Royal
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SEC"	the Securities and Exchange Commission of the US
"Shares"	shares of HK$0.20 each in the capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US"	United States of America
"HK$"	the lawful currency of Hong Kong
"US$"	the lawful currency of US

Unless otherwise specified, where financial information in this circular has been converted from US dollars into Hong Kong dollars, it has been converted at the exchange rate of US$1:HK$7.8. Such conversion has been made solely for the convenience of readers and should not be construed as a representation that such amounts have been, could have been or could be converted into Hong Kong dollars at such rate or at any rate or at all.

TECHTRONIC INDUSTRIES COMPANY LIMITED
創 科 實 業 有 限 公 司
(Incorporated in Hong Kong with limited liability)

Executive Directors:
Mr. Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Mr. Roy Chi Ping Chung
(Managing Director)
Mr. Kin Wah Chan
Mr. Chi Chung Chan
Dr. Akio Urakami

Non-executive Director:
Mr. Susumu Yoshikawa

Independent Non-executive Directors:
Mr. Vincent Ting Kau Cheung
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley

Registered Office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

6th March, 2003

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
– PROPOSED ACQUISITION OF
ROYAL APPLIANCE MANUFACTURING CO.
BY WAY OF MERGER

INTRODUCTION

On 18th December, 2002, the Board announced that the Company, Royal, the Acquiror and Merger Sub have, on 16th December, 2002, entered into the Merger Agreement whereby, the parties have agreed, subject to certain conditions, that at the Effective Time:

(a) Royal will become an indirect wholly-owned subsidiary of the Company through the merger of Merger Sub with and into Royal as a result of which the separate corporate existence of Merger Sub will cease and Royal will continue as the surviving corporation;

(b) each issued and outstanding Royal Common Share (other than (i) any Royal Common Shares held by Royal in its treasury, (ii) any Royal Common Shares owned by Royal and any direct or indirect wholly-owned subsidiary of Royal or owned by the Acquiror or any affiliate of the Acquiror and (iii) any Dissenting Shares) will be converted into the right to receive the Merger Consideration in cash; and

(c) each outstanding Royal Stock Option will be extinguished and converted into the right to receive the Option Shares Merger Consideration in cash.

As the estimated total consideration for the Merger represents more than 50% but less than 100% of the latest published unaudited consolidated net tangible assets of the Company for the six months ended 30th June, 2002, the Merger constitutes a major transaction for the Company under the Listing Rules and will require the approval by the Shareholders at the Extraordinary General Meeting.

The purpose of this circular is to provide you with further information relating to the Merger and to seek your approval of the Merger at the Extraordinary General Meeting.

THE MERGER AGREEMENT

Date of agreement : 16th December, 2002

Parties : 1. Company;
2. Royal;
3. Acquiror, a direct wholly-owned subsidiary of the Company; and
4. Merger Sub, an indirect wholly-owned subsidiary of the Company.

Royal and its shareholders are independent of and not connected with the directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules). To the best of the Directors' knowledge, neither Royal nor its shareholders hold any Shares at the Latest Practicable Date.

None of the directors of the Group, the Company and its subsidiaries hold any Royal Common Shares or Royal Stock Options at the Latest Practicable Date.

The following is a summary of the principal terms and conditions of the Merger Agreement:

(a) The Merger

As at the Effective Time, by virtue of OGCL, Merger Sub will be merged with and into Royal and the corporate existence of Merger Sub will cease thereafter. Royal will be the surviving corporation in the Merger and the corporate existence of Royal, with all its purposes, objects, rights, privileges, powers, immunities and franchises, will continue and be unaffected by the Merger, subject to paragraph (c) below.

After the Merger, Royal's results and assets and liabilities will be consolidated into the financial statements of the Company using the acquisition accounting method. Goodwill of approximately HK$558.5 million representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of Royal at the date of acquisition, will arise on consolidation of Royal. In accordance with the accounting policies of the Group, such goodwill will be capitalised and amortised on a straight-line basis over its useful economic life of 20 years. Such goodwill will also be presented separately in the balance sheet of the Group.

The Merger will become effective at such time as a Certificate of Merger in such form as is required by and executed in accordance with the relevant provisions of the OGCL is duly filed with the Secretary of State of the State of Ohio, the US or at such later date or time as Royal and the Acquiror shall agree and specify in such Certificate of Merger. It is expected that the Certificate of Merger will be filed with the Secretary of State of the State of Ohio, the US after the approval of the Merger by the requisite majority of Royal Shareholders at the Royal Special Shareholders Meeting on or around 15th April, 2003. The expected effective date of the Merger, being at or around the same time as Closing, will be before 30th April, 2003.

The Merger Agreement provides that the directors and officers of Merger Sub immediately before the Effective Time will become the directors and officers, respectively of Royal after the Merger. Upon Closing, all the existing five non-executive directors of Royal will resign from the board of Royal. Mr. Michael J. Merriman is the only executive director of Royal who will remain as an executive director, the Chief Executive Officer and President of Royal after Closing. Further information on Mr. Merriman is set out in the paragraph headed "Information on Royal" below. Save as aforesaid, there is no intention to change any of the existing directors and officers of Royal upon Closing.

(b) Articles of incorporation and By-laws

By virtue of the Merger, the articles of incorporation and by-laws of Merger Sub shall be the articles of incorporation and by-laws, respectively of Royal as the surviving corporation until thereafter changed or amended in the manner as provided in the Merger Agreement or by applicable law.

The articles of incorporation and by-laws of Merger Sub will become the articles of incorporation and by-laws of Royal as the surviving corporation, since the existing articles of incorporation and by-laws of Royal are suitable for corporations quoted on NYSE and are unduly restrictive for the Acquiror after the Merger. There is no intention to make any major changes to the articles of incorporation and by-laws of Merger Sub after the Merger.

(c) Effect of the Merger on capital stock and stock options

At the Effective Time, by virtue of the Merger:

(i) *Cancellation of Royal's treasury stock and Royal-owned stock*

Each Royal Common Share that is owned by Royal and any direct or indirect wholly-owned subsidiary of Royal or owned by the Acquiror or an Affiliate of the Acquiror or held in the treasury of Royal shall automatically be cancelled and retired and shall cease to exist, and no consideration will be payable in exchange therefor.

As at the Latest Practicable Date, 13,102,507 Royal Common Shares were held by Royal in its treasury. Save as aforesaid, no Royal Common Share is owned by Royal or any direct or indirect wholly-owned subsidiary of Royal or owned by the Acquiror or an Affiliate of the Acquiror.

(ii) *Conversion of Royal Common Shares*

As at the Latest Practicable Date, 12,816,452 Royal Common Shares (excluding those held by Royal in its treasury) were issued and outstanding. Each issued and outstanding Royal Common Share (other than the Dissenting Shares) shall be automatically converted into the right to receive the Merger Consideration of US$7.37 in cash payable by the Company or its exchange agent in the manner described in sub-paragraph (vi) below.

(iii) *Royal Stock Option Plans*

Royal shall take all actions necessary to ensure that, at the Effective Time, each outstanding Royal Stock Option, vested or unvested, exercisable or non-exercisable, shall be extinguished and converted into the right to receive the Option Shares Merger Consideration. Based on the average exercise price of approximately US$3.98 per share, the Option Shares Merger Consideration will amount to approximately US$3.39 per share in cash payable by the Company or its exchange agent in the manner described in sub-paragraph (vi) below. The holders of Royal Stock Options have no right to vote on the Merger and there is no alternative compensation arrangement for them under the Royal Stock Option Plans or the OGCL.

Unlike holders of Dissenting Shares, holders of Royal Stock Options have no right to demand the fair value of their options under the OGCL. Any holder of Royal Stock Options who does not wish to receive the Option Shares Merger Consideration may take one of the following courses of action.

Firstly, he may convert his Royal Stock Options into Royal Common Shares and vote such shares for the Merger at the Royal Special Shareholders Meeting and receive the Merger Consideration.

Secondly, he may convert his Royal Stock Options into Royal Common Shares and vote such shares against the Merger at the Royal Special Shareholders Meeting and demand the fair value of his shares under the OGCL as mentioned in paragraph (vii) below.

Thirdly, he may convert his Royal Stock Options and dispose the resultant Royal Common Shares in the market.

Any holder of Royal Stock Options who fails to take any of the above actions before the Effective Time will receive the Option Shares Merger Consideration upon the Merger becoming effective. As advised by Royal's management, the Directors expect that very few holders of Royal Stock Options will take any of the above courses of action in light of the fact that such holders will have to finance the exercise monies personally or by borrowings and the Merger Consideration is higher than the exercise prices of the outstanding Royal Stock Options and the current market price of the Royal Common Shares.

Without prejudice to the existing rights of holders of outstanding Royal Stock Options, the Royal Stock Option Plans shall terminate at the Effective Time so that no further grant of Royal Stock Options can be made thereunder and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Royal or any subsidiary of Royal shall be terminated at the Effective Time. Under the terms of Royal Stock Option Plans and any other stock option plan, program or arrangement of Royal, the board of Royal has the right to administer and terminate the future operation of the Royal Stock Option Plans and such other stock option plan, program or arrangement.

(iv) *Cancellation and retirement of Royal Common Shares*

At the Effective Time, all Royal Common Shares (other than shares to be cancelled in accordance with paragraph (i) above and Dissenting Shares as described in paragraph (vii) below) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Royal Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of such certificate.

(v) *Capital stock of Merger Sub*

Each common share of Merger Sub issued and outstanding immediately before the Effective Time will be converted into one Royal Common Share.

(vi) *Payment Procedures*

Before the Effective Time, Merger Sub will deposit the estimated total consideration to be paid in the Merger of approximately US$105.5 million (or HK$822.9 million) with an exchange agent acceptable to Royal and the Company. As soon as practicable after the Effective Time, the Company or the exchange agent will send to each Royal Shareholder and holder of Royal Stock Options a letter of transmittal and instructions to effect the surrender of the share certificates or other documentation that represent shares or options, warrants, phantom stock rights or any other security of Royal entitled to receive payment under the Merger Agreement, if any, in exchange for payment of the consideration offered in respect of these shares or options, warrants, phantom stock rights or other security entitled to receive payment under the Merger Agreement.

Each Royal Shareholder and holder of Royal Stock Options will be entitled to receive the consideration offered to Royal Shareholders and holder of Royal Stock Options, after giving effect to any required tax withholdings, only upon surrender to the exchange agent of the relevant share certificates, together with a properly completed letter of transmittal. The Company will not pay interest on the consideration offered to Royal Shareholders and holder of Royal Stock Options. The exchange agent will not make payments to any person who is not the registered holder of the certificates surrendered unless the certificate is properly endorsed or otherwise in proper form for transfer. Furthermore, the person requesting the payment will be required to pay any transfer or other taxes required as a result of this payment to a person other than the registered holder of the certificate surrendered, or establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

(vii) *Dissenting Shares*

Dissenting Shares shall not be converted into or represented the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to section 1701.85 of the OGCL. Section 1701.85 of the OGCL provides that within 10 days after the approval of the Merger by Royal Shareholders at the Royal Special Shareholders Meeting, any Royal Shareholder who does not vote in favour of the Merger can file a written demand, stating what he or she or it believes to be the fair value of his or her or its Dissenting Shares. If such Royal Shareholder and Royal fail to reach agreement as to the fair value of the Dissenting Shares within 3 months after the written demand, either party may apply to the Ohio courts for a determination of the fair value of such Dissenting Shares. Under the OGCL, the parties to the agreement are Royal and the holder of Dissenting Shares. However, as the prospective ultimate holding company of Royal, Royal will have proper regard to the views of the Company throughout the negotiation of the fair value between Royal

and the holder of Dissenting Shares. Upon determination of the fair value by the Ohio courts, it is Royal, and not the Company, which will be obliged by law to pay such fair value to the holder of Dissenting Shares. The cost of such application is to be borne by the holder of the Dissenting Shares. If any holder of Dissenting Shares fails to apply to the Ohio courts within the period prescribed by the OGCL, his dissenter's rights will lapse and he will receive the Merger Consideration instead.

(viii) *No Further Ownership Rights in Royal*

After the Effective Time, the Royal Shareholders (including holders of Dissenting Shares) will no longer have any rights as a shareholder, except for the right to either exercise dissenters' rights as permitted under the OGCL as mentioned in paragraph (vii) above or surrender his, her or its certificates representing the Royal Common Shares in exchange for the right to receive the consideration offered to Royal Shareholders represented by the delivered certificates at the time of surrender. The Company or Royal as the surviving corporation shall be under no further liability to pay the Merger Consideration or (where appropriate) the Option Shares Merger Consideration to any holders of Royal Common Shares or Royal Stock Options who shall fail to surrender their share certificates or (where appropriate) option certificates to Royal as the surviving corporation on the expiry of 5 years after the Effective Time (or such earlier date as shall be prescribed by US laws regarding forfeiture of abandoned property by US government entities).

After the Effective Time, no transfer of Royal Common Shares shall be made on the share transfer books of Royal except as contemplated by the Merger Agreement. Any certificates representing Royal Common Shares presented after the Effective Time for transfer will be cancelled and exchanged for the right to receive the consideration offered to Royal Shareholders.

(d) Consideration

As at the Latest Practicable Date, (i) 12,816,452 Royal Common Shares (excluding those held by Royal in its treasury) were issued and outstanding and (ii) 2,758,540 unissued Royal Common Shares were subject to outstanding Royal Stock Options. The outstanding Royal Stock Options are exercisable at an average exercise price of approximately US$3.98 per share. The exercise prices of the Royal Stock Options have been fixed in accordance with the terms of the Royal Stock Option Plans before the date of the Merger Agreement and the average exercise of the Royal Stock Options of US$3.98 per share is approximately 46% lower than the Merger Consideration.

Assuming that there will be no Dissenting Shares and based on the Merger Consideration and the Option Shares Merger Consideration, the Directors estimate that the total consideration payable by the Company under the Merger will not be more than US$105.5 million (or HK$822.9 million) and the costs and expenses (including accounting and legal fees) for the Merger will be approximately US$2 million (or HK$15.6 million). **Shareholders should note that the total consideration payable by the Company may be higher or lower depending on whether there will be any Dissenting Shares and the fair value as agreed by the parties or determined by the Ohio courts (as applicable).** The Company will make such further announcement to update Shareholders regarding the outcome of the Royal Special Shareholders Meeting, any Dissenting Shares and the final amount payable by the Company under the Merger as soon as such information becomes available.

The Merger Consideration of US$7.37 per Royal Common Share has been determined with reference to the historical earnings before interest tax depreciation and amortisation of Royal and represents:

(i) a premium of approximately 23.24% above the closing price of US$5.98 per Royal Common Share as quoted on NYSE on 16th December, 2002;

(ii) a premium of 42.25% above the average closing price of US$5.181 per Royal Common Share as quoted on NYSE for 10 consecutive trading days ending on 16th December, 2002;

(iii) a premium of approximately 0.96% above the closing price of US$7.30 per Royal Common Share as quoted on NYSE as at the Latest Practicable Date;

(iv) a premium of approximately 0.83% above the average closing price of US$7.309 per Royal Common Share as quoted on NYSE for 10 consecutive trading days ending on the Latest Practicable Date;

(v) a premium of approximately 136.22% above the audited consolidated net tangible asset value per Royal Common Share (on the basis of 12,365,700 Royal Common Shares were issued and outstanding) of approximately US$3.12 as at 31st December, 2001; and

(vi) a premium of approximately 155.90% above the unaudited consolidated net tangible asset value per Royal Common Share (on the basis of 13,102,800 Royal Common Shares were issued and outstanding) of approximately US$2.88 as at 30th September, 2002.

The Merger Consideration also represents a price earnings multiple of 10.68 times the projected earnings of Royal for the year ended 31st December, 2002.

The Directors (including the independent non-executive Directors) consider that such premium is fair and reasonable having regard to the brand portfolios of Royal, including the Dirt Devil®, Royal® and Telezapper® brandnames, which are reputable and well established brand names. The principal products marketed and sold under the Dirt Devil® and Royal® brandnames include upright and hand held vacuum cleaners, canister vacuum cleaners and stick vacuum cleaners. The principal products marketed and sold under the Telezapper® brandname include a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from telemarketers' computerised dialing lists. North America is the principal market for Royal's products.

When determining the Merger Consideration, the Company also had due regard to the latest financial position and trading prospects of Royal as disclosed in its quarterly report for the quarter ended 30th September, 2002 (including the legal proceedings instituted by or against the Royal Group as disclosed in the paragraph headed "Information on Royal" below and the section headed "Litigation" in Appendix IV to this circular). As advised by the management of Royal, Royal has a good defence under each of the legal proceedings pending against it and/or its subsidiaries.

Subject to the Merger becoming effective, the Merger Consideration and the Option Shares Merger Consideration (as applicable) will be payable in cash to the Royal Shareholders (other than holders of the Dissenting Shares) and holders of Royal Stock Options (as applicable) as soon as reasonably practicable after the Effective Time. Further details of the payment procedures are set out in sub-paragraph (vi) of the paragraph headed "Effect of the Merger on capital stock and stock options" above.

The Company will finance the consideration for the Merger from its internal resources and by bank borrowings. As at the Latest Practicable Date, the Directors have not yet reached a final decision on the financing split between internal resources and bank borrowings. Taking into account that the Group had cash in hand and at bank of approximately HK$1,794 million as at 31st December, 2002, the Group would be able to finance the estimated total consideration for the Merger completely from its internal cash resources.

(e) Effect of Dissenting Shares on the Merger

As mentioned above, the final consideration payable by the Company under the Merger may be subject to adjustment as a result of the existence of Dissenting Shares (if any). As at the Latest Practicable Date, the Company is unable to estimate, with any reasonable degree of certainty, the amount to be paid for the Dissenting Shares (if any) as the outcome of the Royal Special Shareholders Meeting is still unknown. Upon the Merger becoming effective, the rights of the Royal Shareholders will be automatically converted into the right to receive the Merger Consideration or (where appropriate) the fair value of the Dissenting Shares as determined by the Ohio courts.

Based on the foregoing, the Directors consider that the existence of Dissenting Shares (if any) will not affect the percentage of shareholding of the Acquiror in Royal or the timetable for the implementation of the Merger.

Shareholders should note that the Acquiror has the right to terminate the Merger Agreement in the event that the number of Dissenting Shares is greater than the total number of Royal Common Shares outstanding immediately prior to the Effective Time. Even if the number of Dissenting Shares is less than 10% of the total number of Royal Common Shares outstanding immediately prior to the Effective Time so that the Acquiror cannot terminate the Merger Agreement, the fair value of the Dissenting Shares will be determined by the Ohio courts based on objective factors such as Royal's historical share prices, earnings per share and net tangible asset per share rather than subjective factors. Since the Merger Consideration is higher than Royal's historical share prices and net tangible asset per share, the Directors expect that the fair value of the Dissenting Shares (if any) as determined by the Ohio courts should not deviate substantially from the Merger Consideration. Accordingly, the Directors consider that the existence of Dissenting Shares (if any) and any related legal costs and expenses will not alter the classification of the Merger from a "major transaction" to a "very substantial acquisition" under the Listing Rules.

(f) Conditions

The Merger Agreement is subject to the satisfaction or waiver by the parties thereto of the following principal conditions:

(i) the approval of the Merger by Royal Shareholders at the Royal Special Shareholders Meeting and the approval of the Shareholders at the Extraordinary General Meeting;

(ii) all consents, approvals and actions of, filings with and notices to any governmental entity required of Royal, the Acquiror, Merger Sub, or any of their subsidiaries to consummate the Merger and the other transactions contemplated by the Merger Agreement (including the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, the US as mentioned in paragraph (a) above), the failure of which to be obtained or taken is reasonably expected to have a material adverse effect on Royal as the surviving corporation and its subsidiaries, taken as a whole, shall have been obtained in form and substance reasonably satisfactory to the Acquiror;

(iii) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition (the "Restraints") affecting the Closing or seeking to prohibit the transactions contemplated under the Merger Agreement shall be in effect; provided that the parties asserting this condition shall have used its commercially reasonable efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered;

(iv) the waiting or similar period (including any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable foreign anti-trust laws shall have expired or been terminated; and

(v) the Acquiror shall have received evidence, in form and substance reasonably satisfactory to it, that the number of Dissenting Shares shall constitute no greater than 10% of the total number of Royal Common Shares outstanding immediately prior to the Effective Time. The number of Dissenting Shares will be known on the day of the Royal Special Shareholders Meeting and in any event not more than 10 days thereafter.

Conditions (i), (ii), (iv) and (v) are not intended to be waived by the parties to the Merger Agreement. As at the Latest Practicable Date, condition (iv) has been fulfilled.

(g) Royal Shareholders' approval

As provided in the OGCL and Royal's articles of incorporation, the Merger will be subject to approval by two-thirds of the Royal Shareholders present and voting at the Royal Special Shareholders Meeting.

Richmont Capital Partners I, L.P. and E. Patrick Nalley, individually and as Trustee of the Eldon P. Nalley U/T/A dated 18th January, 1993, being the holders of an aggregate of 3,989,900 Royal Common Shares (representing approximately 31.13% of all the Royal Common Shares in issue as at the Latest Practicable Date), who are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries or any of their respective associates, have undertaken to the Company to vote in favour of the Merger so long as the board of directors of Royal continues to recommend that Royal Shareholders vote in favour of the Merger.

(h) Closing

Closing will take place at 10:00 a.m. (US time) on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions (if any) that, by their terms, cannot be satisfied until the date of Closing) set out above, unless another time or date is agreed to by the parties hereto.

It is expected that Closing will take place on or before 30th April, 2003.

CORPORATE STRUCTURE OF THE GROUP BEFORE AND AFTER THE MERGER

The following sets out a simplified corporate structure of the Group before and after the Merger:

Before the Merger


Company
100%
Acquiror
100%
Merger Sub
Holders of Royal Stock Options
Royal Shareholders
Royal

Interim (i.e. the merger of Merger Sub with and into Royal)


Company
100%
Acquiror
100%
Merger Sub
Merger
Holders of Royal Stock Options
Royal Shareholders
Royal

After the Merger


Company
100%
Acquiror
100%
Royal

INFORMATION ON THE ACQUIROR AND MERGER SUB

The Acquiror is a limited liability corporation incorporated in the State of Delaware, the US on 9th December, 2002 for the purpose of becoming the holding company of Royal after the Merger and is a direct wholly-owned subsidiary of the Company. Merger Sub is a limited liability corporation incorporated in the State of Ohio, the US on 6th December, 2002 for the purpose of implementing the Merger in accordance with the requirements of the OGCL and is an indirect wholly-owned subsidiary of the Company. Save for entering into the Merger Agreement and the transactions contemplated thereunder, none of the Acquiror and Merger Sub has carried on any business since their respective dates of incorporation. Other than directors and officers, none of the Acquiror and Merger Sub has any employees. Mr. Horst Julius Pudwill and Mr. Roy Chi Ping Chung, being the Chairman and Chief Executive Officer and the Managing Director of the Company respectively, are the existing directors of Acquiror and Merger Sub.

INFORMATION ON ROYAL

Royal is a limited liability corporation incorporated in the State of Ohio, the US and primarily develops, assembles, sources, and markets vacuum cleaners and other cleaning appliances for home and commercial use under the Dirt Devil® and Royal® brand names, as well as the Telezapper® call-blocking device. The authorised capital stock of Royal consists of (i) 101,000,000 Royal Common Shares and (ii) 1,000,000 shares of preferred stock. As at the Latest Practicable Date: (i) 12,816,452 Royal Common Shares were issued and outstanding; (ii) 13,102,507 Royal Common Shares were held by Royal in its treasury; and (iii) 2,758,540 unissued Royal Common Shares were subject to outstanding Royal Stock Options. None of the shares of preferred stock of Royal were issued as at the Latest Practicable Date. Save as aforesaid, Royal did not have any outstanding warrants, options or convertible securities as at the Latest Practicable Date. The Royal Common Shares have been quoted on NYSE under the symbol "RAM" since 1992. Based on the closing price of US$7.30 per Royal Common Share as quoted on NYSE as at the Latest Practicable Date and 12,816,452 Royal Common Shares in issue, the total market capitalisation of Royal (assuming none of the Royal Stock Options were exercised as at the Latest Practicable Date) was approximately US$93,560,099 (or HK$729,768,772). Following the Merger, Royal will have no shareholder other than the Acquiror and accordingly, the listing of the Royal Common Shares on NYSE will be withdrawn thereafter. **It is expected that Royal will be delisted on or around 30th April, 2003 on the assumption that the Royal Special Shareholders Meeting will be held on or around 15th April, 2003. The Directors believe the delisting of Royal Common Shares on NYSE will not have any material adverse impact on the Group.**

The audited consolidated net income before and after tax and the audited consolidated net tangible assets of Royal Group for the three years ended 31st December, 2001 as extracted from Royal's annual report for the year ended 31st December, 2001 and the audited consolidated net income before and after tax of Royal for the year ended 31st December, 2002 as extracted from the annual results of Royal for the year ended 31st December, 2002 as announced on 13th February, 2003, were as follows:

	Year ended							
	31st December, 2002		31st December, 2001		31st December, 2000		31st December, 1999	
	US$	*HK$*	*US$*	*HK$*	*US$*	*HK$*	*US$*	*HK$*
Net income before tax	14,909,000	116,290,200	14,382,000	112,179,600	7,464,000	58,219,200	20,292,000	158,277,600
Net income after tax	9,565,000	74,607,000	9,324,000	72,727,200	5,939,000	46,324,200	12,682,000	98,919,600
Net tangible assets	*(Note)*	*(Note)*	38,622,000	301,251,600	31,053,000	242,213,400	44,669,000	348,418,200

Note: Royal has not published its audited balance sheet as at the Latest Practicable Date.

Royal has to file its annual report for the year ended 31st December, 2002, comprising its audited consolidated balance sheet as at 31st December, 2002, its audited consolidated statement of operations and its audited consolidated cash flow statement for the year ended 31st December, 2002 together with the relevant notes thereto, to the SEC on or before 31st March, 2003. As at the Latest Practicable Date, Royal has not filed its latest annual report to the SEC. **The Company will make timely disclosure of the financial information of Royal as disclosed in such annual report by way of an announcement together with comments from the Directors on the Merger as a result of such updated financial information of Royal.**

As disclosed in the annual report of Royal for the year ended 31st December, 2001, certain customers of the Royal Group, including Kmart, have filed for protection under the applicable bankruptcy laws of the US. As advised by Royal's management, the amounts due from these bankrupt customers have been fully provided for under the general doubtful debt reserves of Royal. Based on the foregoing, the Directors consider that such doubtful debts should not have a material adverse impact on the financial position of the Royal Group.

As mentioned above, the existing directors of Merger Sub, namely Mr. Horst Julius Pudwill and Mr. Roy Chi Ping Chung, will become the directors of Royal upon the Merger becoming effective. In addition, all the existing five non-executive directors of Royal will resign upon Closing. Mr. Michael J. Merriman is the only executive director of Royal who will remain as an executive director, the Chief Executive Officer and President of Royal after Closing. Save as aforesaid, there is no intention to change the directors, officers and staff of Royal or the business of Royal after Closing.

Mr. Michael J. Merriman, aged 46, joined Royal in 1992 as Vice President of Finance and became a director of Royal in 1993. He was appointed the Chief Executive Officer and President of Royal in 1995. Mr. Merriman is responsible for the overall management of the operations, marketing, sales and engineering, finance, quality and information technology of Royal. Prior to joining Royal, he worked for 14 years with the international accounting firm, Arthur Andersen & Co. He was a partner and certified public accountant in the firm's Special Services division from 1990 to May 1992, where he provided business consulting services to high growth companies. From 1983 to 1990, Mr. Merriman managed merger, acquisition and audit engagements in the firm's closely-held business division. For the past five years, Mr. Merriman has served on WalMart's Supplier Council, which is comprised of 12 key supplier executives. Mr. Merriman is also a director of National City Bank's Ohio bank board. Mr. Merriman is a member of Leadership Cleveland and serves on the following non-profit boards: past national chairman of Students in Free Enterprise (SIFE), the Vacuum Cleaner Manufacturers Association (VCMA), and trustee of The Singing Angels. Mr. Merriman graduated magna cum laude from John Carroll University with a BS in Business Administration and also serves on the University's Board of Trustees. Royal has a service agreement with Mr. Merriman, which will be amended to reflect the change in control of Royal after Closing. The service agreement is a 1-year agreement commencing from 14th March, 2002, which extends automatically unless notice is served by either party. Mr. Merriman's current annual salary under the service agreement is US$420,000 (or HK$3,276,000). Moreover, his benefits under the service agreement include the use of a company car, participation in bonus programs, club membership and other typical benefits such as medical, vacation and retirement matching contributions. Under the bonus program, the amount of bonus is determined with reference to the earnings before interest, tax, depreciation and amortisation (EBITDA) of Royal for the year ending 31st December, 2003 subject to a maximum of US$3.5 million (or HK$27.3 million). Mr. Merriman is entitled to 34% of the total amount of bonus payable by Royal under the bonus program.

Royal is one of the Group's customers and its business complements with the Group's existing floor care business. The Group's sales to Royal for the two years ended 31st December, 2001 and the six months ended 30th June, 2002 were approximately HK$304,729,000, HK$336,190,000 and HK$176,678,000 respectively. The profit (before interest and tax) attributable to the Group's sales to Royal for the two years ended 31st December, 2001 and the six months ended 30th June, 2002 were approximately HK$13,080,000, HK$19,529,000 and HK$5,782,000 respectively. The Directors believe that the Merger paves way for a horizontal integration of the Group's existing floor care business in terms of expansion of the Group's product development, marketing and logistics capabilities in the floor care market.

Litigation of the Royal Group

The Hoover Company ("Hoover") filed a lawsuit in federal court, in the Northern District of Ohio (case #1:00cv0347), against Royal on 4th February, 2000, under the patent, trademark, and unfair competition laws of the US. The Complaint asserted that Royal's Dirt Devil Easy Steamer infringed three utility patents and two design patents held by Hoover, and also that the Easy Steamer design infringed the trade dress of Hoover's carpet extractor products. Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:01cv2775), against Hoover on 10th December, 2001, under the patent, trademark and unfair competition laws of the US. The Complaint asserted that Hoover infringed certain patents relating to bagless technology held by Royal. As advised by Royal's management, no provision was made by Royal for this lawsuit in its financial statements for the two years ended 31st December, 2001 as it was not certain, based on available information at the relevant year end date, whether this lawsuit would crystallise into a liability to Royal. On 17th October, 2002, Royal and Hoover reached a settlement of all patent-related litigation described above. Hoover has granted rights to Royal with regard to its existing carpet extractor patents. Royal has granted rights to Hoover with regard to its existing bagless upright vacuum cleaner patents. The settlement includes cash payments to Royal.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv0338), against Bissell Homecare, Inc. ("Bissell") on 22nd February, 2002, under the patent, trademark and unfair competition laws of the US. The Complaint asserts that Bissell infringes certain patents relating to bagless technology held by Royal. Royal has already proven the validity of the patents of its bagless vacuum technology by obtaining favourable settlements from Hoover as mentioned above. Royal seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Royal and the amount of damages will be determined by the relevant US courts. As advised by Royal's management, Royal's attorneys and Bissell's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. As advised by Royal's management, if Royal were to lose this lawsuit, which Royal's management believes to be unlikely, it would not have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Bissell Homecare, Inc. ("Bissell") filed a lawsuit in federal court, in the Eastern District of Michigan (case #1:02cv71079), against Royal on 20th March, 2002, under the patent, trademark and unfair competition laws of the US. On 25th April, 2002, Royal filed a Motion to Transfer the case from the Eastern District of Michigan to the Northern District of Ohio. On 19th June, 2002, the Court transferred the case to the Northern District of Ohio. On 15th July, 2002 the case (now 1:02cv1358) was assigned to Judge Leslie Wells in the Northern District of Ohio. The Complaint asserts that Royal's Dirt Devil Easy Steamer and Platinum Force Extractor infringes certain patents held by Bissell. As advised by Royal's management, these products account for less than 10% of the total revenue and profit of Royal. Bissell seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Bissell and the amount of damages will be determined by the relevant US courts. As further advised by Royal's management, Bissell's attorneys and Royal's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. Royal is vigorously defending the suit and believes it is without merit. According to the opinion of Royal's legal advisers, Royal's management believes that Royal has a good defence against this lawsuit. In addition, Royal's management believes that its claims against Bissell for infringement of Royal's bagless vacuum technology as mentioned above would more than offset Bissell's claims against Royal under this lawsuit. As further advised by Royal's management, no provision was made by Royal for this lawsuit in its financial statements for the year ended 31st December, 2002 as it was not certain, based on all available information on 31st December, 2002, whether this lawsuit would crystallise into a liability of Royal. Nevertheless, if Bissell were to prevail on all of its claims, it would have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv1127), against White Consolidated, Ltd. (Eureka) on 14th June, 2002, under the patent, trademark and unfair competition laws of the US. The Complaint asserts that Eureka infringes certain patents relating to bagless technology held by Royal. Royal has already proven the validity of the patents of its bagless vacuum technology by obtaining favourable settlements from Hoover as mentioned above. Royal seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Royal and the amount of damages will be determined by the relevant US courts. As advised by Royal's management, Royal's attorneys and Eureka's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. As further advised by Royal's management, if Royal were to lose this lawsuit, which Royal's management believes to be unlikely, it would not have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv2249) against Euro-Pro Corporation and Sanyo North America Corporation (together referred to as "Defendants") on 15th November, 2002, under the patent, trademark and unfair competition laws of the US. The Complaint asserts that the Defendants infringe certain patents relating to bagless technology held by Royal. Royal has already proven the validity of the patents of its bagless vacuum technology by obtaining favourable settlements from Hoover as mentioned above. Royal seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Royal and the amount of damages will be determined by the relevant US courts. As advised by Royal's management, Royal's attorneys and the Defendants' attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. As further advised by Royal's management, if Royal were to lose this lawsuit, which Royal's management believes to be unlikely, it would not have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Phone Zap, LLC ("Phone Zap") filed a lawsuit in US District Court, District of Columbia (case #1:03cv00013), against Royal and Privacy Technologies, Inc., a subsidiary of Royal, on 6th January, 2003, under the patent, trademark and unfair competition laws of the US. No specific amount of damages has been quantified by Phone Zap and the amount of damages will be determined by the relevant US courts. The Complaint asserts trademark infringement by Royal and Privacy Technologies, Inc. with its Telezapper® trademark. As advised by Royal's management, these products account for approximately 30% of the total revenue and profit of Royal. As further advised by Royal's management, Phone Zap's attorneys and Royal's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. Royal is vigorously defending the suit and believes it is without merit. According to the opinion of Royal's legal advisers, Royal's management believes that there are significant weaknesses in Phone Zap's lawsuit. To begin with, Phone Zap's trademark application appears to be invalid. Even assuming that such trademark application is valid, Phone Zap has to prove that customers were misled by Royal's products and thought that they were buying Phone Zap's products, which are not even available at retail. Accordingly, the Directors consider the chance of Phone Zap being prevailed on all of its claims to be low. As further advised by Royal's management, no provision was made by Royal for this lawsuit in its financial statements for the year ended 31st December, 2002 as it was not certain, based on all available information on 31st December, 2002, whether this lawsuit would crystallise into a liability of Royal. Nevertheless, if Phone Zap were to prevail on all of its claims, it would have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Royal is involved in various other claims and litigation arising in the ordinary and normal course of business and the amount of each such claims and litigation does not exceed US$100,000 (or HK$780,000). Royal has product liability and general liability insurance policies in amounts that should cover such claims and Royal's management believes such insurance coverage to be reasonable. There can be no assurance, however, that such insurance will be adequate to cover all potential product or other liability claims against Royal. In the opinion of Royal's management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of Royal.

REASONS FOR AND BENEFITS OF THE MERGER

The Group is principally engaged in the manufacturing and trading of electrical and electronic products mainly in North America and Europe.

The Directors (including the independent non-executive Directors) consider that the terms of the Merger Agreement, which have been concluded after arm's length negotiation between the parties on normal commercial terms after taking into account the established brand portfolios of Royal and the latest financial position and trading prospects of Royal (including the legal proceedings instituted by and against the Royal Group as disclosed in the paragraph headed "Information on Royal" above and the section headed "Litigation" in Appendix IV to this circular), are fair and reasonable so far as the Company and its shareholders are concerned.

The Directors (including the independent non-executive Directors) believe that the Merger represents a significant step in the Company's world-wide branding strategy, which began with its acquisitions of the Ryobi® brand for power tools in most of the world's markets (further details of which were announced by the Company in June and July, 2000), and the Homelite® brand for lawn and garden tools (further details of which were contained in the interim report of the Company for the six months ended 30th June, 2002). By integrating forward from its strong position as a high-quality, low-cost original equipment manufacturer (OEM) to become a brand marketing company in key markets worldwide (such as the US, Europe and Asia), the Company expects to create additional business opportunities at both the manufacturing and retail distribution levels. The Royal acquisition extends this strategy into floor care, and greatly strengthens the Company's product development, marketing and logistics capabilities in this industry, while adding several respected brand names to its portfolio.

The Merger will enable the Company to integrate and expand the existing product development and supply link between Royal and the Company. Following the Merger, the Company expects to expand its role as a manufacturer of Royal products by using existing production facilities and capabilities of the Group. Following the Merger, the Company also intends to pursue potential cross-marketing synergies with the major retailers of its power tool and floor care lines of business in the US and European markets, as well as potential operational synergies in logistics and customer service.

BUSINESS REVIEW AND PROSPECTS

As disclosed in the interim report of the Group for the six month period ended 30th June, 2002, the Group acquired, in March 2002, two power-tools companies in Australasia from Ryobi Limited as well as the perpetual rights for the Royal® brandname in Australia and New Zealand. In July 2002, the Group's 40.8% associated company, Gimelli Laboratories Company Limited, acquired an 18.8% investment in a German brandname company, Medisana AG. Had the Merger been completed before 31st December, 2002, the Merger would be the fourth acquisition by the Group in the last financial year. The acquisitions of the Royal® brand power-tools business and the Homelite® brand outdoor products business were very successful and these businesses delivered strong growth in sales in the US in the last financial year. The Group also saw the successful integration of the two newly acquired power-tools companies in Australasia with its existing power-tools operations and these companies also started to contribute to the Group in the second half of the last financial year.

The forward looking economic environment shows resilience as the important North American economy delivered moderate growth and Europe remains mixed across the different countries. The Group has taken the view that its brand names, marketing, and product focus are right for this uncertainty. The Group has a low cost structure, with manufacturing infrastructure in Greater China. The Group nurtures strong relationships with the high volume retailers of power tools and outdoor products. The Ryobi® and Homelite® brands are well recognized and value positioned. The floor care appliance division and solar and electronic measuring division maintain partnerships with the leading brand name companies in their respective industries. The addition of the Dirt Devil®, Royal® and Telezapper® brandnames will further strengthen the Group's brand portfolio and market profile in the US and European markets. With this platform of better-value products, strong customers, and powerful brands, the Group is well positioned to deliver growth in uncertainty.

FINANCIAL EFFECTS OF THE MERGER

(a) Net tangible assets

Set out in section 1 of Appendix III to this circular is the pro forma statement of adjusted combined net tangible assets of the Enlarged Group. On the basis set out in that Appendix, the pro forma adjusted unaudited combined net tangible assets of the Enlarged Group per Share will be approximately HK$1.50 (based on 645,716,826 Shares in issue as at the Latest Practicable Date). This represents a downward adjustment of approximately 36.97% when compared with the pro forma adjusted unaudited consolidated net tangible assets of the Group per Share of approximately HK$2.38 (based on 645,716,826 Shares in issue as at the Latest Practicable Date).

The net tangible assets of the Enlarged Group has been reduced by approximately HK$567.4 million, representing the goodwill arising from the Merger of approximately HK$558.5 million and the unrealised profit on inventories purchased from the Group which were still held by Royal as at 30th June, 2002 of approximately HK$8.9 million.

Shareholders should note that the goodwill arising on acquisition of Royal of approximately HK$558.5 million has been calculated with reference to the unaudited net tangible assets of the Royal Group as at 30th June, 2002. Accordingly, the final amount of goodwill may be higher or lower depending on the latest financial figures of the Royal Group after Closing.

(b) Gearing

Before the Merger, based on the unaudited consolidated financial statements of the Group as at 30th June, 2002, the gearing ratio (as measured by total net bank borrowings as a percentage of shareholders' funds) of the Group was approximately 20.46%. After the Merger and assuming the Company shall finance the estimated total consideration for the Merger of approximately US$105.5 million (or HK$822.9 million) completely from its internal cash resources, the gearing ratio calculated on the same basis will be increased to approximately 88.36%. The increase in gearing ratio after the Merger is mainly attributed to the rate of increase in the Group's total net bank borrowings is greater than the rate of increase in Group's shareholders' funds. **Shareholders should note that the gearing ratio after the Merger has been calculated on the assumption that the Company has not incurred any bank borrowings to finance the Merger. Accordingly, the gearing ratio after the Merger will be higher in the event that the Company shall finance the consideration for the Merger partly from its internal resources and partly by bank borrowings.** The Directors expect that such increase in gearing will be temporary in nature and the gearing of the Enlarged Group will be reduced to an acceptable level by the end of the year ending 31st December, 2003 through the strong internally generated cashflows of the Enlarged Group.

(c) Earnings

Set out in section 3 of Appendix III to this circular is the pro forma statement of combined results of the Enlarged Group prepared on the basis that the Merger was implemented on 1st July, 2001 and Royal was a wholly-owned subsidiary of the Company throughout the twelve month period ended 30th June, 2002. On the basis set out in that Appendix, the pro forma adjusted unaudited combined profit after taxation and minority interests of the Enlarged Group was approximately HK$324,331,000, representing a pro forma earnings per Share of approximately HK55.35 cents (using the weighted average of 585,957,761 Shares in issue for the twelve month period ended 30th June, 2002). This represents an increase of approximately 3.89% when compared with the earnings per Share of the Group for the twelve month period ended 30th June, 2002 of approximately HK53.28 cents, which was calculated based on the unaudited consolidated profit after taxation and minority interests of the Group for the twelve month period ended 30th June, 2002 of HK$312,172,000 and the weighted average of 585,957,761 Shares in issue for the twelve month period ended 30th June, 2002.

Shareholders should have regard to the following matters when interpreting the pro forma earnings per Share of the Enlarged Group:

(i) **The pro forma profit for the year and the related pro forma earnings per Share of the Enlarged Group as shown in section 3 of Appendix III to this circular have been calculated on the basis that the Group will finance the consideration for the Merger entirely from its internal resources. No interest/finance cost has been included in the calculation of such pro forma figures since the Company has not yet reached a final decision on the financing split between internal resources and bank borrowings and accordingly, the Company cannot quantify the exact interest/finance cost of such bank borrowings. In view of the above, the pro forma earnings per Share of the Enlarged Group may be subject to adjustment in the event that the Group shall finance the consideration for the Merger partly from its internal resources and partly by bank borrowings. The Group has received interest on its cash balances at prevailing bank deposit rates and has paid interest on its bank borrowings at LIBOR plus market spread;**

(ii) Royal's net sales for the year ended 31st December, 2002 was approximately 7.5% lower than the previous corresponding period due to lower average selling prices of its products. It is expected that Royal's net sales will be improved in the financial year ending 31st December, 2003 since Royal will benefit from new products launched in the market as well as a lower cost base as a result of economies of scale after the Merger;

(iii) certain of Royal's customers, including Kmart, have filed for protection under the applicable bankruptcy laws of the US. As advised by Royal's management, the amounts due from these bankrupt customers have been fully provided for under the general doubtful debt reserves of Royal. Based on the above, the Directors consider that these doubtful debts should not have a material adverse impact on the financial position of the Royal Group;

(iv) Royal recorded earnings of US$3,371,000 (or HK$26,293,800) in the fourth quarter of 2002 from the settlement of the lawsuit brought by The Hoover Company in the federal court, in the Northern District of Ohio (case #1:00cv0347) on 4th February, 2000. Further details of this lawsuit are set out in the paragraph headed "Information on Royal" above and the section headed "Litigation" in Appendix IV to this circular. The earnings arising from the settlement of this lawsuit are not expected to recur in the future; and

(v) Goodwill arising on acquisition of Royal will amount to approximately HK$558.5 million which will translate into an annual amortisation expense of approximately HK$27.9 million. Nevertheless, the Directors believe that such annual amortisation expense will be absorbed by an overall improvement of the earnings of the Group's floor care division as a result of greater economies of scale and a better product pipeline.

The Directors consider that the Merger will serve to broaden the Group's income base and contribute towards its profits going forward. The Directors further consider that the improvement in the earnings of the Group in the long term will militate against the reduction of the net tangible asset backing and the increase in the gearing of the Group in the short term.

EXTRAORDINARY GENERAL MEETING

A notice convening the Extraordinary General Meeting to be held at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 31st March, 2003 at 9:30 a.m. is set out on pages 127 and 128 of this circular. At the Extraordinary General Meeting, an ordinary resolution will be proposed to approve the Merger.

A form of proxy for use by the Shareholders at the Extraordinary General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's registered office at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting thereof (as the case may be) should you so wish.

The Company and the Directors have confirmed that no Shareholder will be required to abstain from voting on the Merger as required under the Listing Rules.

RECOMMENDATION

The Directors (including the independent non-executive Directors) believe that the Merger is in the best interest of the Company and the Shareholders as a whole and recommend the Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting to approve the Merger.

The executive Directors and their respective associates (as defined in the Listing Rules), beneficially holding a total of 201,324,871 Shares, which represented approximately 31.18% of the existing issued share capital of the Company as at the Latest Practicable Date, have indicated that they intend to vote such Shares in favour of the resolution to approve the Merger at the Extraordinary General Meeting.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendices and the notice of the Extraordinary General Meeting set out in this circular.

By Order of the Board
Techtronic Industries Company Limited
Horst Julius Pudwill
Chairman and Chief Executive Officer

Under Rule 14.16(4) of the Listing Rules, a circular issued in connection with a major transaction (as defined in Rule 14.09 of the Listing Rules) must contain an accountants' report on the business, company or companies being acquired unless it is a listed company which is being acquired, in which case the inclusion of the last published balance sheet and of three years' profits (after the deduction of all charges, except taxation which charge shall be shown separately) taken from the published accounts of the company to be acquired, will suffice. The accounts on which any such accountants' report is based must relate to a financial period which must have ended not more than six months before the date of the circular.

Under Rule 4.03 of the Listing Rules, all accountants' report must be prepared by professional accountants who are qualified under the Professional Accountants Ordinance for appointment as auditors of a company and who are independent both of the issuer and of any other company concerned to the same extent as that required of an auditor under the Companies Ordinance and in accordance with the guideline on independence (Statement 1.203) issued by the Hong Kong Society of Accountants, provided that, **in the case of a circular issued by a listed issuer in connection with the acquisition of an overseas company, the Stock Exchange may be prepared to permit the accountants' report to be prepared by a firm of accountants which is not so qualified but which is acceptable to the Stock Exchange. Such a firm must normally have an international name and reputation and be a member of a recognised body of accountants.**

Under Rule 4.04(2) of the Listing Rules, the accountants' report must include the results of any business or subsidiary acquired, agreed to be acquired or proposed to be acquired since the date to which the latest audited accounts of the issuer have been made up **in respect of each of the three financial years immediately preceding the issue of the listing document** or in respect of each of the financial years since commencement of such business or the incorporation or other establishment of such subsidiary (as the case may be) if this occurred less than three years prior to such issue or shorter period as may be acceptable to the Stock Exchange.

Under Rule 4.11 of the Listing Rules, the financial history of results and the statement of assets and liabilities included in the accountants' report must normally be drawn up in conformity with:

(a) accounting standards adopted by the Hong Kong Society of Accountants and laid down in the Statements of Standard Accounting Practice issued from time to time by that Society; or

(b) International Accounting Standards ("IAS") as promulgated from time to time by the International Accounting Standards Committee. Listed issuers and listing applicants, which adopt IAS, are required:

    (i) to disclose and explain differences of accounting practice between IAS and generally accepted accounting principles in Hong Kong, which have a significant effect on their financial statements (the "Hong Kong Accounting Standards"); and

(ii) to compile a statement of the financial effect of any such material differences.

Royal's management has issued a formal statement to the Company that it will not, at any time before Closing, grant the Company or its auditors access to its books and records for the purpose of preparing any new or additional financial statements of Royal for inclusion in the Company's circular on the grounds that such new or additional financial statements as audited under Hong Kong Accounting Standards will be contrary to its previous filings with the SEC and may be a violation of the relevant US laws and regulations. Royal's management has further stated that Royal does not agree to the engagement by the Company of its independent accountants, namely PricewaterhouseCoopers LLP. or its Hong Kong office, as the Company's reporting accountants for the purpose of preparing any new or additional financial statements of Royal for inclusion in the Company's circular on the grounds that PricewaterhouseCoopers LLP. are currently involved in completing their work on the audit of Royal's financial statements for the year ended 31st December 2002 which must, under US law, be filed with the SEC before 31st March, 2002 and that any diversion of effort or resources would severely impair Royal's ability to comply with such legal requirement. **As a result, it is impractical for the Company to appoint qualified professional accountants where they could prepare an accountants' report on Royal for the three financial years immediately preceding the issue of the circular drawing up in conformity with Hong Kong Accounting Standards with reported period ended not more than 6 months before the date of the circular. Accordingly, the Company has made an application for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements of Rules 14.16(4), 4.03, 4.04(2) and 4.11 of the Listing Rules.**

Under the relevant securities laws and regulations of the US, Royal has to file its annual report (on Form 10-K) and quarterly reports (on Form 10-Q) to the SEC by certain prescribed due dates. As at the Latest Practicable Date, Royal has filed its annual report for the year ended 31st December, 2001 and its quarterly reports for the three quarters ended 31st March, 2002, 30th June, 2002 and 30th September, 2002 respectively to the SEC. **Full texts of such annual report and quarterly reports can be downloaded at the official website of Royal at www.royalappliance.com.** Royal has, on 13th February, 2003, announced its audited results for the year ended 31st December, 2002. Royal has to file its annual report for the year ended 31st December, 2002, comprising its audited consolidated balance sheet as at 31st December, 2002, its audited consolidated statement of operations and its audited consolidated cash flow statement for the year ended 31st December, 2002 together with the relevant notes thereto, to the SEC on or before 31st March, 2003. As at the Latest Practicable Date, Royal has not filed its latest annual report to the SEC. As a result, the most current financial information of Royal that is only available is the audited financial statements of Royal for the year ended 31st December, 2001 and the audited results of Royal for the year ended 31st December, 2002 as announced on 13th February, 2003 which are included in sections 2 and 3 of this Appendix respectively. As the financial statements of Royal are prepared in accordance with US GAAP, which differ in certain significant respects from Hong Kong GAAP, your attention is also drawn to the summary and reconciliation of the significant differences between US GAAP and Hong Kong GAAP in section 4 of this Appendix.

The Company will make timely disclosure of the financial information of Royal as disclosed in its annual report for the year ended 31st December, 2002 by way of an announcement together with comments from the Directors on the Merger as a result of such updated financial information of Royal.

1. SUMMARY OF RESULTS FOR THE FIVE YEARS ENDED 31ST DECEMBER, 2002

Set out below is a summary of the audited consolidated statements of operations of Royal for the five years ended 31st December, 2002 as extracted from the annual report of Royal for the year ended 31st December, 2001 and the annual results of Royal for the year ended 31st December, 2002 as announced by Royal on 13th February, 2003.

Consolidated statements of operations
Year ended 31st December

	2002	2001	2000	1999	1998
			(US Dollars in thousands)		
	US$	*US$*	*US$*	*US$*	*US$*
Net sales	389,726	428,425	408,223	407,984	282,720
Cost of sales	301,692	325,746	315,849	304,452	208,861
Gross margin	88,034	102,679	92,374	103,532	73,859
Selling, general and administrative expenses	74,684	84,701	79,694	77,849	68,346
Charge for tooling obsolescence	—	—	—	2,621	—
Income from operations	13,350	17,978	12,680	23,062	5,513
Interest expense, net	1,413	2,415	3,503	1,401	1,521
Receivable securitization and other expense (income), net	(2,972)	1,181	1,713	1,369	(140)
Income before taxes	14,909	14,382	7,464	20,292	4,132
Income tax expense	5,344	5,058	1,525	7,610	1,606
Net income	9,565	9,324	5,939	12,682	2,526

2. AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31ST DECEMBER, 2001

Set out below is a summary of the audited consolidated balance sheets as at 31st December, 1999, 2000 and 2001, the audited consolidated statements of operations and the audited consolidated cash flow statements for each of the three years ended 31st December, 2001, together with the relevant notes as extracted from the annual reports of Royal for the two years ended 31st December, 2001. The financial statements of Royal are prepared in accordance with US GAAP and have not been qualified by PricewaterhouseCoopers LLP., the auditors of Royal, for the last three financial years.

Consolidated balance sheets
As at 31st December

	2001	2000	1999
	(US Dollars in thousands)		
	US$	*US$*	*US$*
ASSETS			
Current assets:			
Cash	3,421	704	1,427
Trade accounts receivable, less allowance for doubtful accounts of US$3,000, US$1,300 and US$900 at 31st December, 2001, 2000 and 1999, respectively	35,986	42,097	48,526
Inventories	50,807	45,470	50,461
Refundable and deferred income taxes	4,549	4,735	5,074
Prepaid expenses and other	1,636	1,573	1,681
Total current assets	96,399	94,579	107,169
Property, plant and equipment, at cost:			
Land	1,541	1,541	1,541
Buildings	7,777	7,777	7,777
Molds, tooling, and equipment	52,031	48,650	49,515
Furniture, office and computer equipment, and software	12,154	12,721	7,787
Assets under capital leases	3,171	3,171	4,694
Leasehold improvements and other	7,456	5,067	5,137
	84,130	78,927	76,451
Less accumulated depreciation and amortization	(46,556)	(37,119)	(37,556)
	37,574	41,808	38,895
Computer software and tooling deposits	4,405	807	5,177
Other	2,066	1,358	651
Total assets	140,444	138,552	151,892

Consolidated balance sheets *(Cont'd)*
As at 31st December

	2001	2000	1999
		(US Dollars in thousands)	
	US$	*US$*	*US$*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Trade accounts payable	27,433	22,209	22,280
Accrued liabilities:			
Advertising and promotion	11,196	13,103	15,932
Salaries, benefits, and payroll taxes	7,258	3,355	8,005
Warranty and customer returns	9,950	9,800	10,050
Income taxes	1,370	—	3,366
Other	6,479	6,091	3,301
Current portions of capital lease obligations and notes payable	147	136	5,285
Total current liabilities	63,833	54,694	68,219
Revolving credit agreement	32,000	46,400	32,200
Capitalized lease obligations, less current portion	1,978	2,137	2,504
Total long-term debt	33,978	48,537	34,704
Deferred income taxes	4,011	4,268	4,300
Total liabilities	101,822	107,499	107,223
Commitments and contingencies *(Note 4 and 5)*	—	—	—
Shareholders' equity:			
Serial preferred shares; authorized – 1,000,000 shares; none issued and outstanding	—	—	—
Common shares, at stated value; authorized – 101,000,000 shares; issued 25,829,452, 25,509,152 and 25,464,352 at 31st December, 2001, 2000 and 1999, respectively	214	212	212
Additional paid-in capital	44,167	43,038	42,528
Retained earnings	70,489	61,165	55,226
	114,870	104,415	97,966
Less treasury shares, at cost (12,365,700, 11,780,500 and 8,491,000 shares at 31st December, 2001, 2000 and 1999, respectively)	(76,248)	(73,362)	(53,297)
Total shareholders' equity	38,622	31,053	44,669
Total liabilities and shareholders' equity	140,444	138,552	151,892

Consolidated statements of operations
Year ended 31st December

	2001	2000	1999
	(US Dollars in thousands except per share amounts)		
	US$	*US$*	*US$*
Net sales	428,425	408,223	407,984
Cost of sales	325,746	315,849	304,452
Gross margin	102,679	92,374	103,532
Selling, general and administrative expenses	84,701	79,694	77,849
Charge for tooling obsolescence	—	—	2,621
Income from operations	17,978	12,680	23,062
Interest expense, net	2,415	3,503	1,401
Receivable securitization and other expense (income), net	1,181	1,713	1,369
Income before income taxes	14,382	7,464	20,292
Income tax expense	5,058	1,525	7,610
Net income	9,324	5,939	12,682
Basic			
Weighted average number of common shares outstanding (in thousands)	13,731	15,083	18,155
Earnings per share	0.68	0.39	0.70
Diluted			
Weighted average number of common shares and equivalents outstanding (in thousands)	14,297	15,574	18,371
Earnings per share	0.65	0.38	0.69

Consolidated statements of shareholders' equity

	Common Shares Number	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Number	Treasury Shares Amount	Total Shareholders' Equity
	(US Dollars in thousands, except share amounts)						
		US$	*US$*	*US$*		*US$*	*US$*
Balance at 31st December, 1998	25,347,924	211	42,115	42,544	5,726,400	(38,147)	46,723
Shares issued from stock option plan	116,428	1	413	—	—	—	414
Purchase of treasury shares	—	—	—	—	2,764,600	(15,150)	(15,150)
Net income	—	—	—	12,682	—	—	12,682
Balance at 31st December, 1999	25,464,352	212	42,528	55,226	8,491,000	(53,297)	44,669
Compensatory effect of stock options	—	—	361	—	—	—	361
Shares issued from stock option plan	44,800	—	149	—	—	—	149
Purchase of treasury shares	—	—	—	—	3,289,500	(20,065)	(20,065)
Net income	—	—	—	5,939	—	—	5,939
Balance at 31st December, 2000	25,509,152	212	43,038	61,165	11,780,500	(73,362)	31,053
Compensatory effect of stock options	—	—	586	—	—	—	586
Shares issued from stock option plan	320,300	2	543	—	—	—	545
Purchase of treasury shares	—	—	—	—	585,200	(2,886)	(2,886)
Net income	—	—	—	9,324	—	—	9,324
Balance at 31st December, 2001	25,829,452	214	44,167	70,489	12,365,700	(76,248)	38,622

Consolidated statements of cash flows
Year ended 31st December

	2001	2000	1999
	(US Dollars in thousands)		
	US$	US$	US$
Cash flows from operating activities:			
Net income	9,324	5,939	12,682
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	15,279	15,836	11,896
Charge for tooling obsolescence	—	—	2,621
Compensatory effect of stock options	586	361	—
(Gain) loss on sale of property, plant and equipment, net	—	(32)	85
Deferred income taxes	(382)	618	(1,853)
(Increase) decrease in assets:			
Trade accounts receivable, net	6,111	6,429	(10,990)
Inventories, net	(5,337)	4,991	(19,373)
Refundable and accrued income taxes	1,681	(3,677)	1,436
Prepaid expenses and other	(63)	108	2,891
Other	(1,509)	(1,147)	(308)
Increase (decrease) in liabilities:			
Trade accounts payable	5,224	(1,700)	2,745
Accrued advertising and promotion	(1,907)	(2,829)	7,164
Accrued salaries, benefits, and payroll taxes	3,903	(4,650)	5,706
Accrued warranty and customer returns	150	(250)	1,950
Accrued other	388	2,257	(3,508)
Total adjustments	24,124	16,315	462
Net cash from operating activities	33,448	22,254	13,144
Cash flows from investing activities:			
Purchases of tooling, property, plant, and equipment, net	(10,244)	(17,776)	(16,474)
Proceeds from sale of property, plant and equipment	—	32	—
(Increase) decrease in computer software and tooling deposits	(3,598)	4,370	(2,407)
Net cash from investing activities	(13,842)	(13,374)	(18,881)

Consolidated statements of cash flows *(Cont'd)*
Year ended 31st December

	2001	2000	1999
		(US Dollars in thousands)	
	US$	*US$*	*US$*
Cash flows from financing activities:			
(Payments) proceeds on bank debt, net	(14,400)	15,829	22,488
Payments on notes payable	—	(5,186)	(302)
Proceeds from exercise of stock options	545	149	414
Payments on capital lease obligations	(148)	(330)	(286)
Purchase of treasury shares	(2,886)	(20,065)	(15,150)
Net cash from financing activities	(16,889)	(9,603)	7,164
Net increase (decrease) in cash	2,717	(723)	1,427
Cash at beginning of year	704	1,427	—
Cash at end of year	3,421	704	1,427
Supplemental disclosure of cash flow information:			
Cash payments for:			
Interest	2,611	3,818	1,594
Income taxes, net of refunds	3,759	4,574	8,021

Notes to consolidated financial statements

(In thousands, except per share amounts)

1. Accounting Policies:

Description of Business – Royal Appliance Mfg. Co. ("Royal"), an Ohio corporation with its corporate offices in the Cleveland, Ohio metropolitan area, develops, assembles or sources and markets a full line of cleaning products for home and some for commercial use, primarily in North America under the Dirt Devil and Royal brand names. In 1984, Royal introduced the first in a line of Dirt Devil floorcare products, which Royal believes has become one of the largest selling lines of vacuum cleaners in the United States. Royal has used the Dirt Devil brand name recognition to gain acceptance for other Dirt Devil floorcare products. Royal continues to market certain metal vacuum cleaners for home and commercial use under the Royal brand name.

During 2001, Royal's subsidiary, Privacy Technologies, Inc. ("Privacy Technologies") introduced the TeleZapper – a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from the telemarketers' computerized dialing lists.

Royal also created Product Launch Partners, Inc. Product Launch Partners, Inc. was established as a vehicle for inventors and start-up consumer product companies to joint venture with Royal on new product launch opportunities.

The following is a summary of significant policies followed in the preparation of the accompanying Consolidated Financial Statements.

Basis of Presentation – The Consolidated Financial Statements include the accounts of Royal and its wholly owned subsidiaries after elimination of all intercompany accounts and transactions. The companies are hereinafter referred to as "Royal".

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, the reserve for returns and allowances, and depreciation and amortization, among others.

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Net income per common share is computed based on the weighted average number of common shares outstanding for basic earnings per share and on the weighted average number of common shares and common share equivalents outstanding for diluted earnings per share.

Royal's revenue recognition policy is to recognize revenues when products are shipped. Royal's return policy is to replace, repair or issue credit for product under warranty. Returns received during the current period are expensed as received and a provision is provided for future returns based on current shipments. All sales are final upon shipment of goods to the customers. Royal's revenue recognition policy is in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

International operations, primarily Canadian, are conducted in their local currency. Assets and liabilities denominated in foreign currencies are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The net effect of currency gains and losses realized on these business transactions is included in the determination of net income.

Royal has used forward exchange contracts to reduce fluctuations in foreign currency cash flows related to receivables denominated in foreign currencies. The terms of the currency instruments are consistent with the timing of the transactions being hedged. The purpose of Royal's foreign currency management activity is to protect Royal from the risk that the eventual cash flows from the foreign currency denominated transactions may be adversely affected by changes in exchange rates. Gains and losses on forward exchange contracts are deferred and recognized in income when the related transactions being hedged are recognized. Such gains and losses are generally reported on the same financial line as the hedged transaction. Royal does not use derivative financial instruments for trading or speculative purposes. Outstanding as of 31st December, 2001 and 2000 were US$0 and US$2,670, respectively, in contracts to purchase foreign currency forward. There is no significant unrealized gain or loss on these contracts. All contracts have terms of four months or less.

Advertising and Promotion – Cost incurred for producing and communicating advertising are expensed during the period aired, including costs incurred under Royal's cooperative advertising program. Advertising and promotion costs were US$44,486, US$47,154 and US$46,546 for the years ended 31st December, 2001, 2000 and 1999, respectively.

Inventories – Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method.

Inventories at 31st December, consisted of the following:

	2001 *US$*	2000 *US$*
Finished goods	43,277	37,832
Work in process and component parts	7,530	7,638
	50,807	45,470

Property, Plant and Equipment – Royal capitalizes, as additions to property, plant and equipment, expenditures at cost for molds, tooling, land, buildings, equipment, furniture, computer software, and leasehold improvements. Expenditures for maintenance and repairs are charged to operating expense as incurred. The asset and related accumulated depreciation or amortization accounts are adjusted to reflect retirements and disposals and the resulting gain or loss is included in the determination of net income.

Internal and external costs incurred to develop internal use computer software during the application development stage are capitalized and amortized on the straight line method over the estimated useful life of software. Capitalized costs include payroll costs and related benefits, costs of related hardware and consulting fees. During 2001 and 2000, US$185 and US$94, respectively of such internal costs were capitalized.

Plant and equipment are depreciated over the estimated useful lives of the respective classes of assets. Leasehold improvements and assets held under capital leases are amortized over the shorter of useful lives or their respective lease terms. Accumulated amortization on assets under capital leases totaled US$1,555 and US$1,407 at 31st December, 2001 and 2000, respectively.

Depreciation for financial reporting purposes is computed on the straight-line method using the following depreciable lives:

Buildings	40 years
Building under capital lease	20 years
Molds, tooling, and equipment	3 – 5 years
Furniture, office and computer equipment, and software	2 – 5 years
Vehicles	3 years
Internal use software	2 – 5 years

Accelerated methods as permitted by the applicable tax law are used for tax reporting purpose.

Royal reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recoverable under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of. If it is determined that an impairment loss has occurred based on expected future cash flows, the loss is recognized on the Consolidated Statement of Operations.

Fair Value of Financial Instruments – Financial instruments consist of a revolving credit agreement that is carried at an amount which approximates fair value.

New Accounting Pronouncements – Royal implemented Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, in the first quarter of 2001. The implementation of SFAS No. 133 did not have a material impact on its consolidated financial position, results of operations, or cash flows.

Royal is required to implement the following new accounting pronouncements during the first quarter of 2002:

SFAS No. 141, *"Business Combinations"* – This statement requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted.

SFAS No. 142, *"Goodwill and Other Intangible Assets"* – This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets, and in summary, discontinues the amortization of goodwill and other intangibles with indefinite lives.

SFAS No. 143, *"Accounting for Asset Retirement Obligations"* – This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* – This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

Royal expects that the implementation of the above standards will not have a material impact on its consolidated financial position, results of operations or cash flows.

2. Changes in Depreciable Lives and Charges for Tooling Obsolescence:

During 2001 and 2000, Royal shortened the useful lives of tooling for certain product families due to declining sales volumes, reduced product life cycles and the launch of replacement products. As a result of the reduced useful lives for certain product families, including certain Royal metal products during 2001 and the Dirt Devil Corded Mop Vac, Dirt Devil Stick Vac and Dirt Devil Broom Vac during 2000, Royal recorded accelerated depreciation expense of US$191 and US$1,788 during 2001 and 2000, respectively.

Also during 2000, Royal relocated its corporate headquarters. As a result of the move, the remaining net book value of leasehold improvements associated with the former corporate headquarters was amortized on an accelerated basis from the date the decision was made to move through the actual date of the move. Due to this event, accelerated depreciation expense of approximately US$1,200 was recorded in 2000.

During the fourth quarter of 1999, the wholesale price for the cordless Dirt Devil Mop Vac® (Mop Vac) decreased significantly. This reduction in wholesale price triggered an impairment review for cordless Mop Vac tooling. Previous to the fourth quarter reduction in wholesale prices, the cordless Mop Vac had net future cash flows in excess of the remaining net book value of the tooling. However, earlier that year, Royal shortened the depreciable lives of such tooling due to the decision to discontinue the product line at the end of 1999. Subsequent to the price reduction, the product was no longer profitable and therefore discontinued. As a result of the impairment review, Royal determined that net future cash flows for the product were negative, therefore, an impairment charge of US$992 was recorded during the fourth quarter of 1999.

During 1999, the Dirt Devil Ultra MVP® lost its shelf placement in retail stores, however, the unit was slotted for special promotions at several retailers. When the unit lost its shelf placement at retail, an impairment review was performed resulting in no impairment charge as the estimated net future cash flows exceeded the net book value of the tooling. During the 1999 Holiday season, the Dirt Devil Ultra MVP had some limited special promotion distribution. However, retail subsequently lowered the retail price point below the wholesale price. With the reduction of price, Royal would no longer be able to produce the unit at a profit, thus triggering an impairment review. As a result of the review, an impairment charge of US$1,629 was recorded at the end of the fourth quarter and accelerated depreciation of US$436 was also taken during the fourth quarter of 1999.

Prior to the fourth quarter of 1999, due to sales commitments and component part usage requirements, the assets were considered as "held for use" in accordance with SFAS No. 121. However, due to specific trigger events which occurred during the fourth quarter, the remaining value of the assets were determined to be impaired and the assets were written down to zero and removed from service during the fourth quarter of 1999.

3. Debt:

At 31st December, 2001, Royal had a reducing collateralized revolving credit facility with availability of up to US$72,000 and a maturity date of 7th March, 2003. Under the agreement, pricing options of the bank's base lending rate and LIBOR rate are based on a formula, as defined. In addition, Royal pays a commitment fee based on a formula, as defined, on the unused portion of the facility. The revolving credit facility contains covenants which require, among other things, the achievement of minimum net worth levels and the maintenance of certain financial ratios. Royal was in compliance with all applicable covenants as of 31st December, 2001. The revolving credit facility is collateralized by the assets of Royal and prohibits the payment of cash dividends. As long as Royal remains in compliance with all covenants, the revolving credit facility permits additional share repurchases up to US$40,000, of which US$22,952 was utilized through 31st December, 2001. Royal's effective interest rate was 7.34% and 9.28% for 2001 and 2000, respectively.

Royal also utilizes a revolving trade accounts receivable securitization program to sell without recourse, through a wholly-owned subsidiary, certain trade accounts receivable. Under the program, the maximum amount allowed to be sold at any given time through 31st December, 2001, was US$35,000. At 31st December, 2001 and 2000, Royal had received approximately US$24,700 and US$19,200, respectively, from the sale of trade accounts receivable that has not yet been collected. The proceeds from the sales were used to reduce borrowings under Royal's revolving credit facility. Costs of the program, which primarily consist of the purchaser's financing cost of issuing commercial paper backed by the receivables, totaled US$993, US$1,559, and US$1,281 in 2001, 2000 and 1999, respectively, and have been classified as Receivable securitization and other (income) expense, net in the accompanying Consolidated Statements of Operations. Royal's effective borrowing rate under this program was 5.42%, 7.56%, and 6.51% for 2001, 2000, and 1999, respectively. Royal, as agent for the purchaser of the receivables, retains collection and administrative responsibilities for the purchased receivables. Additionally, the program contains covenants which Royal was in compliance with as of 31st December, 2001.

4. Leases:

Royal leases various facilities, equipment, computers, software and vehicles under capital and operating lease agreements. Operating lease payments totaled US$2,905, US$1,912, and US$796 for the years ended 31st December, 2001, 2000, and 1999, respectively.

Minimum commitments under all capital and operating leases at 31st December, 2001 are as follows:

Year	**Capital** *US$*	**Operating** *US$*
2002	235	3,419
2003	315	3,057
2004	317	2,760
2005	314	2,117
2006	318	1,849
Thereafter	1,562	13,438
Total minimum lease payments	3,061	26,640
Less amount representing interest	936	
Total present value of capital obligation	2,125	
Less current portion	147	
Long-term obligation under capital leases	1,978	

5. Commitments and Contingencies:

At 31st December, 2001, Royal estimates having contractual commitments for future advertising and promotional expense of approximately US$3,000, including commitments for television advertising through 31st December, 2002. Other contractual commitments for items in the normal course of business total approximately US$4,300.

Royal is self-insured with respect to workers' compensation benefits in Ohio and carries excess workers' compensation insurance covering aggregate claims exceeding US$350 per occurrence.

The Hoover Company ("Hoover") filed a lawsuit in federal court, in the Northern District of Ohio (case #1:00cv 0347), against Royal on 4th February, 2000, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Royal's Dirt Devil Easy Steamer infringes certain patents held by Hoover. Hoover seeks damages, injunction of future production, and legal fees. Royal is vigorously defending the suit and believes that it is without merit. If Hoover were to prevail on all of its claims, it could have a material adverse effect on the consolidated financial position, results of operations, or cash flows of Royal.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:01cv 2775), against The Hoover Company ("Hoover") on 10th December, 2001, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Hoover infringes certain patents relating to bagless technology held by Royal. Royal seeks damages, injunction on future production, and legal fees.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv 0338), against Bissell Homecare, Inc. ("Bissell") in 2002, under the patent, trademark, and unfair competition laws of the United States. The Complaint asserts that Bissell infringes certain patents relating to bagless technology held by Royal. Royal seeks damages, injunction on future production, and legal fees.

Bissell Homecare, Inc. ("Bissell") filed a lawsuit in federal court, in the Western District of Michigan (case #1:02cv 0142), against Royal in 2002, under the patent, trademark, and unfair competition laws of the United States. The complaint asserts that Royal's Dirt Devil Easy Steamer and Platinum Force Extractor infringes certain patents held by Bissell. Bissell seeks damages, injunction of future production, and legal fees. Royal is vigorously defending the suit and believes that it is without merit. If Bissell were to prevail on all of its claims, it could have a material adverse effect on the consolidated financial position, results of operations, or cash flows of Royal.

Royal is involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations, or cash flows of Royal.

6. Income Taxes:

The income tax expense consisted of the following:

	2001 *US$*	**2000** *US$*	**1999** *US$*
Current:			
Federal	4,888	782	8,683
State and local	552	125	780
Deferred	(382)	618	(1,853)
Total	5,058	1,525	7,610

Deferred income taxes reflect the impact, for financial statement reporting purposes, of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At 31st December, 2001 and 2002, the components of the net deferred tax asset were as follows:

	2001	2000
	US$	*US$*
Deferred tax assets:		
Warranty and customer returns	3,881	4,017
Bad debt reserve	1,170	507
Inventory basis difference	636	833
Accrued vacation, compensation and benefits	866	422
State and local taxes	127	166
Accrued advertising	98	164
Self insurance reserves	90	59
Deferred compensation plan	164	154
State and local taxes	—	309
Other	—	7
Deferred tax liabilities:		
Accounts receivable mark to market	—	(658)
Basis difference in fixed and intangible assets	(4,566)	(4,409)
State and local taxes	(240)	—
Other	(1,688)	(1,415)
Net deferred tax asset	538	156

The differences between income taxes at the statutory federal income tax rate of 34% and those reported in the Consolidated Statements of Operations are as follows:

	Year ended 31st December,					
	2001	% of Pre-tax Income	2000	% of Pre-tax Income	1999	% of Pre-tax Income
	US$	*%*	*US$*	*%*	*US$*	*%*
Tax expense at statutory rate	4,890	34.0	2,538	34.0	6,900	34.0
Research and experimentation credit	(400)	(2.8)	(1,130)	(15.1)	—	—
State and local income taxes, net of federal benefit	360	2.5	81	1.1	507	2.5
Federal surtax on income over US$10 million	42	0.3	—	—	196	1.0
Other, net	166	1.2	36	0.4	7	—
	5,058	35.2	1,525	20.4	7,610	37.5

During 2000, Royal performed a detailed study of Research and Experimentation ("R&E") expenses over the preceding three-year period. As a result of this study, it was determined that additional expenditures qualify under the current guidance. Based on revised calculations, Royal was entitled to R & E credits of US$462, US$166 and US$302 for the years ended 1999, 1998 and 1997, respectively. These Federal Income Tax refunds were received in 2001. For the years ended 31st December, 2001 and 2000, the R & E credit amounted to US$400 and US$200, respectively.

7. Major Customers:

Royal's three largest customers represented approximately 31.1%, 14.3% and 14.1% of total net sales in 2001. Royal's three largest customers represented approximately 32.6%, 13.5% and 13.1% in 2000 and 36.9%, 13.6% and 12.1% of total net sales in 1999. Additionally, a significant concentration of Royal's business activity is with major domestic mass market retailers whose ability to meet their financial obligations with Royal is dependent on economic conditions germane to the retail industry. During recent years, several major retailers have experienced significant financial difficulties and some, including Kmart, have filed for protection from creditors under applicable bankruptcy laws. As of 31st December, 2001, the net exposure related to Kmart as well as other customers balances for which management believes collection is doubtful was included in the calculation of allowance for doubtful accounts. Royal sells its products to certain customers that are in bankruptcy proceedings.

Royal provides credit, in the normal course of business, to the retail industry which includes mass market retailers, warehouse clubs, and independent dealers. Royal performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

8. Stock Based Plans:

Under the terms of Royal's stock option plans for employees, outside directors and consultants, all outstanding options have been granted at prices at least equal to the then current market value on the date of grant. Certain stock options granted become exercisable in cumulative 20% installments, commencing one year from date of grant with full vesting occurring on the fifth anniversary date, and expire in ten years, subject to earlier termination in certain events related to termination of employment. Other stock options granted vest at the end of five years ("5 year cliff vesting") and expire in six to ten years, subject to earlier termination in certain events related to termination of employment. Vesting may be accelerated in certain events relating to change of Royal's ownership.

The following summarizes the changes in the number of Royal Common Shares under option:

	2001	2000	1999
Options outstanding at beginning of the year	2,673	2,764	2,244
Options granted during the year	204	90	673
Options exercised during the year	(321)	(45)	(116)
Options canceled during the year	(185)	(136)	(37)
Options outstanding at end of the year	2,371	2,673	2,764
Options exercisable at end of the year	1,651	865	669
Options price range per share	US$2.50 to US$10.25	US$2.50 to US$10.25	US$2.50 to US$10.25

The 1,651 exercisable options at 31st December, 2001 are exercisable at an average exercise price of US$6.14. Royal's current option plans, which provide for a total of 3,060 options, have 59 options remaining for future grants at 31st December, 2001.

Royal adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1996. As permitted by SFAS No. 123, Royal continues to measure compensation cost in accordance with Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for Royal's stock-based compensation plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS 123, Royal's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year ended 31st December,		
	2001	2000	1999
	US$	*US$*	*US$*
Net income (in thousands)			
As reported	9,324	5,939	12,682
Pro forma	9,091	5,623	12,314
Basic earnings per share			
As reported	0.68	0.39	0.70
Pro forma	0.66	0.37	0.68
Diluted earnings per share			
As reported	0.65	0.38	0.69
Pro forma	0.64	0.36	0.67

The effect on net income and earnings per share is not expected to be indicative of the effects on net income and earnings per share in future years. Since the SFAS No. 123 method of accounting has not been applied to options granted prior to 1995, the resulting pro forma compensation costs may not be representative of those to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended 31st December,		
	2001	2000	1999
Expected volatility	35.70%	36.60%	39.00%
Risk-free interest rate	4.85%	5.12%	6.70%
Expected life of options in years	7 years	7 years	7 years
Expected dividend yield	0%	0%	0%

During fiscal years 2001, 2000 and 1999 the weighted average grant-date fair value of options granted was US$2.17, US$2.39 and US$1.44 per share, respectively.

Royal has also established compensation plans under which stock rights have been granted to certain key employees to receive Royal stock upon exercise. These rights become 60% vested on the third anniversary from date of grant and an additional 20% vested for each subsequent year, subject to earlier termination in certain events related to termination of employment. Vesting may be accelerated in certain events relating to change of Royal's ownership. During 2001 and 2000, Royal awarded 116 and 330 stock rights under the plans, respectively, with a weighted average fair value at the date of grant of US$4.25 and US$4.89 per share for the years ended 31st December, 2001 and 2000, respectively. Royal amortizes unearned compensation to expense over the five-year vesting period. Compensation expense related to these awards was US$586 and US$361 for 2001 and 2000, respectively. At 31st December, 2001, 4 total stock rights were reserved for future issuance.

9. Shareholder Rights Plan:

Royal has a Shareholder Rights Plan which provides that under certain circumstances each Right will entitle the shareholder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of US$40. Upon the occurrence of certain other events, including if a "Person" becomes the beneficial owner of more than 20% of the outstanding Common Shares or an "Adverse Person" becomes the beneficial owner of 10% of the outstanding Common Shares, the holder of a Right will have the right to receive, upon exercise, Common Shares of Royal, or Common Stock of the acquirer, having a value equal to two times the exercise price of the Right. The Shareholder Rights Plan is designed to deter abusive market manipulation or unfair takeover tactics and to prevent an acquirer from gaining control of Royal without offering a fair price to all shareholders. The Rights expire to 2nd November, 2003, unless redeemed prior to that date. The Rights can be redeemed at a price of US$0.01 per Right.

10. Benefit Plans:

Royal sponsors a 401 (k) defined contribution plan which covers substantially all of its employees who have satisfied the plan's eligibility requirements. Participants may contribute to the plan by voluntarily reducing their salary up to a maximum of 15% of qualified compensation subject to annual I.R.S. limits. All contributions vest immediately. For each of the last three years, the matching contribution was 100%, up to the first 3% of qualified compensation, and 50% of the next 2% of such compensation. Royal has also made discretionary contributions to the plan. Royal's provisions for matching and discretionary contributions totaled approximately US$965, US$1,017, and US$906 for the years ended 31st December, 2001, 2000 and 1999, respectively. Voluntary after-tax contributions and certain rollover contributions are also permitted.

Royal also sponsors a non-qualified deferred compensation plan which permits key employees to annually elect (via individual contracts) to defer a portion of their compensation on a pre-tax basis until retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Royal match and investment earnings. All contributions vest immediately. Although the Plan is designed to be unfunded, Royal has funded the deferred compensation liability with investments in marketable securities, primarily stock mutual funds, which are classified as current assets. Royal's provisions for matching and discretionary contributions totaled approximately US$72, US$77 and US$25 for the years ended 31st December, 2001, 2000 and 1999, respectively. The deferred compensation liability which equals the related assets recorded by Royal was US$419 and US$395 as of 31st December, 2001 and 2000, respectively.

Royal does not offer any other post-retirement benefits, accordingly, it is not subject to the provisions of SFAS No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions."

11. Share Repurchase Program:

In February 2000, Royal's Board of Directors authorized a common share repurchase program that enabled Royal to purchase, in the open market and through negotiated transactions, up to an additional 4,250 of its outstanding common shares. Royal completed the program repurchasing 3,289 shares for an aggregate purchase price of US$20,065 in February 2001. In April 2001, Royal's Board of Directors authorized another common share repurchase program that enables Royal to purchase, in the open market and through negotiated transactions, up to an additional 3,400 of its outstanding common shares. As of 11th March, 2002, Royal has repurchased approximately 1,052 for an aggregate purchase price of US$5,250 under the program that expires in December 2002.

12. Earnings Per Share:

Basic earnings per share excludes dilution and is computed by dividing income by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilution of common stock equivalents.

	2001 *US$*	**2000** *US$*	**1999** *US$*
Net income	9,324	5,939	12,682
BASIC:			
Common shares outstanding, net of treasury shares, beginning of year	13,729	16,973	19,622
Weighted average common shares issued during year	170	23	68
Weighted average treasury shares repurchased during year	(168)	(1,913)	(1,535)
Weighted average common shares outstanding, net of treasury shares, end of year	13,731	15,083	18,155
Net income per common share	0.68	0.39	0.70
DILUTED:			
Common shares outstanding, net of treasury shares, beginning of year	13,729	16,973	19,622
Weighted average common shares issued during year	170	23	68
Weighted average common share equivalents	566	491	216
Weighted average treasury shares repurchased during year	(168)	(1,913)	(1,535)
Weighted average common shares outstanding, net of treasury shares, end of year	14,297	15,574	18,371
Net income per common share	0.65	0.38	0.69

13. Business Segment Information:

Royal has two reportable segments: Consumer Products – Floorcare and Consumer Products – Other. The operations of the Consumer Products – Floorcare segment includes the design, assembly or sourcing, marketing and distribution of a full line of plastic and metal vacuum cleaners. The primary brand names associated with this segment include Dirt Devil and Royal. These products are sold primarily to major mass merchant retailers and independent dealers in North America. The operations of the Consumer Products – Other segment represents business conducted by Privacy Technologies, Inc. and Product Launch Partners, Inc., both of which are wholly owned subsidiaries of Royal. Currently, the primary product line within this segment is the TeleZapper, a telephone attachment that helps block unwanted telemarketing calls and removes consumers' phone numbers from telemarketers' computerized dialing lists. These products are sold primarily to major mass merchant retailers and national electronic chains in North America.

Royal's reportable segments are distinguished by the nature of products sold. Royal evaluates performance and allocates resources to reportable segments primarily based on net sales and operating income. The accounting policies of the reportable segments are the same as those described in Note 1. Royal records its federal and state tax assets and liabilities at corporate. There are no intersegment sales.

Financial information for Royal's reportable segments consisted of the following:

	Year ended 31st December, 2001 US$	2000 US$	1999 US$
Net Sales			
Consumer Products – Floorcare	406,502	408,223	407,984
Consumer Products – Other	21,923	—	—
Consolidated Total	428,425	408,223	407,984
Income from Operations			
Consumer Products – Floorcare	15,882	12,680	23,062
Consumer Products – Other	2,096	—	—
Consolidated Total	17,978	12,680	23,062
Capital Expenditures			
Consumer Products – Floorcare	6,011	7,298	16,827
Consumer Products – Other	74	—	—
Total for Reportable Segments	6,085	7,298	16,827
Corporate	7,757	6,076	2,054
Consolidated Total	13,842	13,374	18,881
Depreciation and Amortization			
Consumer Products – Floorcare	12,079	13,046	11,012
Consumer Products – Other	208	—	—
Total for Reportable Segments	12,287	13,046	11,012
Corporate	2,992	2,790	884
Consolidated Total	15,279	15,836	11,896
Total Assets			
Consumer Products – Floorcare	114,376	124,638	139,763
Consumer Products – Other	6,773	—	—
Total for Reportable Segments	121,149	124,638	139,763
Corporate	19,295	13,914	12,129
Consolidated Total	140,444	138,552	151,892

Financial information related to Royal's operations by geographic location consisted of the following:

	2001 *US$*	2000 *US$*	1999 *US$*
Revenues, net:			
United States	408,289	389,867	390,121
All other Countries	20,136	18,356	17,863
	428,425	408,223	407,984
Long lived assets, net:			
United States	32,527	38,109	34,676
All other Countries	5,047	3,699	4,219
	37,574	41,808	38,895

3. AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2002 AS ANNOUNCED BY ROYAL ON 13TH FEBRUARY, 2003

The audited annual results of Royal for the year ended 31st December, 2002 as announced on 13th February, 2003 is reproduced below:

"CLEVELAND, Ohio – 13th February, 2003 – Royal Appliance Mfg. Co. (RAM – NYSE), maker of Dirt Devil® floor care products and the Telezapper®, had net income of US$9.6 million, or US$0.69 per share for the year ended 31st December, 2002, compared to US$9.3 million or US$0.65 per share for the year ended 31st December, 2001. Net sales for the year ended 31st December, 2002 were US$389.7 million, down 7.5% from last year's US$421.3 million.

Net income increased for the fourth quarter ended 31st December, 2002, to US$7.7 million, or US$0.56 per share, from US$3.8 million, or US$0.27 per share for the comparable 2001 period. Net sales for the fourth quarter ended 31st December, 2002 decreased 7.6% to US$117.5 million from US$127.2 million for the comparable 2001 period.

The Company recorded earnings of US$0.31 per share in the fourth quarter of 2002 from the settlement of litigation and revenues from various licensing agreements of the Company's intellectual property, including the TeleZapper® and the Company's bagless upright vacuum technology.

As previously announced, Royal has entered into a definitive agreement ("agreement") for its acquisition by TechTronic Industries. The agreement provides for Royal Appliance shareholders to receive US$7.37 per share in cash, or a total purchase price of approximately US$105 million.

Under the terms of the agreement, Royal will be merged with a subsidiary of TechTronic Industries which, following the completion of the merger, will operate as a wholly owned subsidiary of TechTronic Industries. The transaction is expected to close in late March or early April of 2003. It is subject to, among other things, the expiration or termination of the Hart-Scott-Rodino Act waiting period and approval by the shareholders of both TechTronic Industries and Royal Appliance.

	Three months ended 31st December,		Twelve months ended 31st December,	
	2002	2001	2002	2001
	(Dollars in thousands, except per share amounts)			
	US$	*US$*	*US$*	*US$*
Net sales	117,467	127,236	389,726	421,311
Cost of sales	85,211	94,573	301,692	325,746
Gross margin	32,256	32,663	88,034	95,565
Selling, general and administrative expenses	23,423	26,168	74,684	77,587
Income from operations	8,833	6,495	13,350	17,978
Interest expense, net	371	518	1,413	2,415
Litigation settlement, receivable securitization and other expense (income), net	(3,561)	116	(2,972)	1,181
Income before income taxes	12,023	5,861	14,909	14,382
Income tax expense	4,348	2,088	5,344	5,058
Net income	7,675	3,773	9,565	9,324
Basic				
Weighted average number of common shares outstanding *(in thousands)*	12,823	13,634	12,983	13,731
Earnings per share	0.60	0.28	0.74	0.68
Diluted				
Weighted average number of common shares and equivalents outstanding *(in thousands)*	13,696	14,206	13,877	14,297
Earnings per share	0.56	0.27	0.69	0.65

Royal Appliance primarily develops, assembles, sources, and markets vacuum cleaners and other cleaning appliances for home and commercial use under the Dirt Devil® and Royal® brand names, as well as the Telezapper®, a device that helps reduce computer-dialed telemarketing calls. The Company's executive offices are located at 7005 Cochran Road, Glenwillow, Ohio 44139.

Web site addresses: www.royalappliance.com, www.dirtdevil.com, www.telezapper.com, www.privacytechnologies.com, www.productlaunchpartners.com and www.royalvacuums.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Potential risks and uncertainties include, but are not limited to: approval of the merger agreement by the shareholders of both TechTronic Industries and the Company, the financial strength of the retail industry particularly in the major mass retail channel; the impact of Kmart's recent bankruptcy filing on Royal's future sales and earnings; the competitive pricing and aggressive product development environment within the floorcare industry; the impact of private-label programs by mass retailers; the cost and effectiveness of planned advertising, marketing and promotional campaigns; the success at retail and the continued acceptance by consumers of the Company's new products, the dependence upon the Company's ability to continue to successfully develop and introduce innovative products; the uncertainty of the Company's global supply chain and suppliers to continuously supply sourced finished goods and component parts; and general business and economic conditions."

4. SUMMARY AND RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN US GAAP AND HONG KONG GAAP

(A) Summary of significant differences

The audited/unaudited consolidated financial statements of Royal as set out in sections 1, 2 and 3 of this Appendix are prepared and presented in accordance with US GAAP, which differ in certain significant respects from Hong Kong GAAP. Summary of certain significant differences between US GAAP and Hong Kong GAAP relevant to the audited consolidated financial statements of Royal as set out below. Such summary should not be construed to be exhaustive.

(a) Deferred Income Taxes

Under Hong Kong GAAP, deferred taxation is provided for under the liability method for timing difference arise from the recognition for tax purposes of certain items of income and expenses in a different accounting period from that in which they are recognized in the financial to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Under US GAAP, deferred taxation is recognized for all temporary differences regardless of whether or not the timing differences are likely to reverse. The deferred tax assets and liabilities are classified as current or non-current based on the classification of the asset or liability that gives rise to the temporary difference. Under Hong Kong GAAP, the classification is based on the period in which the timing differences are expected to crystallise.

(b) Compensatory effect of stock options

Under Hong Kong GAAP, there is no specific recognition and measurement requirements for equity compensation benefits. Disclosure of the plan is required for the users of the financial statements to assess the effect of equity compensation benefits on an enterprise's financial position, performance and cash flows.

Under US GAAP, compensation is recognized to the extent that the quoted market price of the share exceeds the exercise price of the share options granted. The compensation expense is amortised over the vesting period on a systematic basis.

(c) Impairment of Assets

Under Hong Kong GAAP, an impairment exists when the carrying amount of an asset exceeds its recoverable amount which is measured as the higher of an asset's net selling price and its value in use. Value in use is the discounted future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount and the reversed amount is recognized as income immediately.

Under US GAAP, impairment exists if the future cash flows, undiscounted and excluding interest, expected to result from use and eventual disposal of the asset is less than its carrying value. If the impairment loss previously recognized for an asset no longer exists, the amount recognized are not reversed and the written down value of the asset becomes a new cost basis.

(d) Goodwill and Negative Goodwill

Under Hong Kong GAAP, goodwill arising on acquisition should be amortised on a systematic basis over its useful live, which will not exceed 20 years from its initial recognition. Negative goodwill will initially offset against any expected future losses. The remaining amount, which does not exceed the fair values of the acquired non-monetary assets, will then amortise over the remaining weighted average useful life of the acquired assets. Any amount which in excess of the fair values of the acquired non-monetary assets should be recognized as income immediately.

Under US GAAP, goodwill arising on acquisition need not be amortised unless there is evidence that the goodwill has a limited life. Negative goodwill is written off proportionately against non-current assets other than marketable securities.

(B) Reconciliation of significant differences

A reconciliation of the significant differences between US GAAP and Hong Kong GAAP which have a significant effect on the net income and shareholders' equity of Royal are set out below. The Directors believe that, other than those differences set out in the reconciliation, there would be no material differences between Royal's consolidated financial statements as prepared under US GAAP and under Hong Kong GAAP.

The effect on net income of significant differences between US GAAP and Hong Kong GAAP is as follows:

	Year ended 31st December, 2001	2000	1999
	US$'000	*US$'000*	*US$'000*
Net income under US GAAP	9,324	5,939	12,682
Hong Kong GAAP adjustments:			
Deferred income taxes	186	339	(926)
Compensatory effect of stock options	586	361	—
Net income under Hong Kong GAAP	10,096	6,639	11,756
Basic net income per share under Hong Kong GAAP:			
Weighted average number of common shares outstanding (in thousands)	13,731	15,083	18,155
Earnings per share	0.735	0.440	0.648
Diluted net income per share under Hong Kong GAAP:			
Weighted average number of common shares and equivalents outstanding (in thousands)	14,297	15,574	18,371
Earnings per share	0.706	0.426	0.640

The effect on shareholders' equity of significant differences between US GAAP and Hong Kong GAAP is as follows:

	As at 31st December,		
	2001	2000	1999
	US$'000	*US$'000*	*US$'000*
Shareholders' equity under US GAAP	38,622	31,053	44,669
Hong Kong GAAP adjustments:			
Deferred income taxes	(4,549)	(4,735)	(5,074)
Shareholders' equity under Hong Kong GAAP	34,073	26,318	39,595

1. SUMMARY OF RESULTS FOR THE THREE YEARS ENDED 31ST DECEMBER, 2001

The following is a summary of the audited consolidated results of the Group for the three years ended 31st December, 2001, extracted from the Group's annual reports for the three years ended 31st December, 2001.

	Year ended 31st December,		
	2001	**2000**	**1999**
	HK$	*HK$*	*HK$*
Turnover	6,101,140,000	4,551,482,000	2,699,337,510
Profit before share of results of associates and taxation	265,212,000	212,855,000	166,964,986
Share of results of associates	(300,000)	(1,221,000)	227,612
Profit before taxation	264,912,000	211,634,000	167,192,598
Taxation	(22,940,000)	(31,221,000)	(8,537,958)
Profit before minority interests	241,972,000	180,413,000	158,654,640
Minority interests	(3,125,000)	504,000	(1,773,813)
Profit for the year	238,847,000	180,917,000	156,880,827

2. AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31ST DECEMBER, 2001

Set out below are the audited consolidated income statements of the Group for the two years ended 31st December, 2001 and the audited consolidated balance sheets of the Group as at 31st December, 2001 and 30th December, 2000 together with the consolidated cash flow statements, consolidated statements of recognised gains and losses and related notes for the year ended 31st December, 2001 as extracted from the annual report of the Group for the year ended 31st December, 2001.

Consolidated Income Statement
For the year ended 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
Turnover		6,101,140	4,551,482
Cost of sales		(4,594,011)	(3,584,733)
Gross profit		1,507,129	966,749
Other revenue	5	41,396	30,807
Selling, distribution and advertising expenses		(516,684)	(295,237)
Administrative expenses		(595,698)	(375,036)
Research and development costs		(79,931)	(38,796)
Profit from operations	6	356,212	288,487
Finance costs	7	(91,000)	(75,632)
Profit before share of results of associates and taxation		265,212	212,855
Share of results of associates		(300)	(1,221)
Profit before taxation		264,912	211,634
Taxation	10	(22,940)	(31,221)
Profit before minority interests		241,972	180,413
Minority interests		(3,125)	504
Profit for the year		238,847	180,917
Dividends	11	(60,057)	(53,291)
Earnings per share	12		
Basic		42.02 cents	32.31 cents
Diluted		41.83 cents	32.10 cents

Audited Consolidated Balance Sheet
At 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
ASSETS			
Non-current assets			
Property, plant and equipment	13	678,629	665,320
Goodwill	14	83,815	74,729
Negative goodwill	15	(26,722)	(16,919)
Intangible assets	16	5,759	6,847
Interests in associates	18	108,366	79,833
Investments in securities	19	60,530	54,520
Deposit for acquisition of a subsidiary	20	148,200	—
Deferred tax asset	30	21,193	16,069
Other assets		1,195	1,195
		1,080,965	881,594
Current assets			
Inventories	21	799,975	856,950
Trade and other receivables	22	598,361	593,685
Deposits and prepayments		309,448	183,642
Bills receivable		331,431	155,076
Investments in securities	19	4,899	7,892
Trade receivable from an associate		2,511	7,361
Pledged bank deposit	23	27,300	—
Bank balances, deposits and cash		616,739	281,335
		2,690,664	2,085,941
Current liabilities			
Trade and other payables	24	1,705,603	985,234
Warranty provision	25	26,979	33,386
Taxation payable		12,149	8,486
Obligations under finance leases and hire purchase contracts – due within one year	26	10,263	7,888
Bank borrowings – due within one year	27	217,060	155,155
		1,972,054	1,190,149
Net current assets		718,610	895,792
Total assets less current liabilities		1,799,575	1,777,386

Audited Consolidated Balance Sheet *(Cont'd)*
At 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
CAPITAL AND RESERVES			
Share capital	28	114,903	112,243
Reserves	29	988,471	796,539
		1,103,374	908,782
MINORITY INTERESTS		9,977	6,852
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts – due after one year	26	8,721	7,312
Bank borrowings – due after one year	27	675,967	852,839
Deferred tax liability	30	1,536	1,601
		686,224	861,752
		1,799,575	1,777,386

Audited Balance Sheet of the Company
At 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
ASSETS			
Non-current assets			
Property, plant and equipment	13	220,604	248,760
Intangible assets	16	132	235
Investments in subsidiaries	17	447,137	343,502
Interests in associates	18	79,417	84,698
Investments in securities	19	20,908	21,708
Other assets		1,195	1,195
		769,393	700,098
Current assets			
Inventories	21	258,518	217,479
Trade and other receivables	22	43,262	91,253
Deposits and prepayments		75,480	121,856
Bills receivable		250,282	136,731
Investments in securities	19	4,899	—
Amounts due from subsidiaries		462,519	294,100
Pledged bank deposit	23	27,300	—
Bank balances, deposits and cash		303,519	150,877
		1,425,779	1,012,296
Current liabilities			
Trade and other payables	24	526,131	360,974
Amounts due to subsidiaries		191,376	2,714
Amount due to an associate		—	3,221
Taxation payable		3,725	6,581
Obligations under finance leases and hire purchase contracts – due within one year	26	6,636	3,830
Bank borrowings – due within one year	27	114,193	69,575
		842,061	446,895
Net current assets		583,718	565,401
Total assets less current liabilities		1,353,111	1,265,499

Audited Balance Sheet of the Company *(Cont'd)*
At 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
CAPITAL AND RESERVES			
Share capital	28	114,903	112,243
Reserves	29	997,345	874,042
		1,112,248	986,285
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts – due after one year	26	5,469	2,961
Bank borrowings – due after one year	27	234,000	274,859
Deferred tax liability	30	1,394	1,394
		240,863	279,214
		1,353,111	1,265,499

Consolidated Statement of Recognised Gains and Losses
For the year ended 31st December, 2001

	2001 *HK$'000*	2000 *HK$'000* (As restated)
Loss not recognised in the consolidated income statement		
Exchange differences arising on translation of overseas operations	(1,567)	(5,772)
Profit for the year	238,847	180,917
Total recognised gains	237,280	175,145
Prior year adjustments arising from effects of changes in accounting policies *(note 2)*		
– decrease in retained profits at 1st January, 2000		(62,437)
– decrease in goodwill reserve at 1st January, 2000		179,124
		116,687

Consolidated Cash Flow Statement
For the year ended 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	1,104,387	248,616
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Dividends paid		(60,057)	(53,291)
Interest paid		(91,000)	(75,632)
Interest received		14,412	8,947
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(136,645)	(119,976)
TAXATION			
Hong Kong Profits Tax paid		(20,140)	(15,735)
Overseas Tax paid		(5,108)	(26,916)
Overseas Tax refunded		3,282	—
TAX PAID		(21,966)	(42,651)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(188,768)	(129,187)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	32	(102,778)	(672,880)
Deposit paid for acquisition of a subsidiary		(148,200)	—
Payment of consideration for prior year acquisitions		(4,466)	—
Proceeds from disposal of property, plant and equipment		1,938	7,443
Proceeds from disposal of unlisted investments		—	15,680
Additions to intangible assets		(382)	(1,649)
Purchase of investments in securities		(7,221)	(29,250)
Increase in pledged bank deposit		(27,300)	—
Advances to associates		(28,833)	(31,253)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(506,010)	(841,096)
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING		439,766	(755,107)

Consolidated Cash Flow Statement *(Cont'd)*
For the year ended 31st December, 2001

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
FINANCING	33		
Proceeds from issue of shares		17,369	2,717
New bank loans obtained		28,915	823,830
Repayment of obligations under finance leases and hire purchase contracts		(10,575)	(10,044)
Repayment of bank loans		(169,316)	(66,042)
NET CASH (OUTFLOW) INFLOW FROM FINANCING		(133,607)	750,461
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		306,159	(4,646)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		138,030	143,606
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		3,811	(930)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		448,000	138,030
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances, deposits and cash		616,739	281,335
Trust receipt loans		(137,567)	(88,972)
Bank overdrafts		(31,172)	(54,333)
		448,000	138,030

Notes to the Financial Statements

For the year ended 31st December, 2001

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are the manufacturing and trading of electrical, electronic, professional industrial products.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

A number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants have become effective for the current financial year. These, where applicable, have been adopted by the Company as its accounting policies, as set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which, where applicable, have been adopted in these financial statements.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior years.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) *Events after the Balance Sheet Date*, dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 *Segment Reporting*. Segment disclosures for the year ended 31st December, 2000 have been amended so that they are presented on a consistent basis.

Goodwill

In the current year, the Group has adopted SSAP 30 *Business Combinations* and has elected to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, the amount of such goodwill (negative goodwill) has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation and impairment losses in respect of goodwill between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognised retrospectively. Negative goodwill which would have been recognised as income between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following restatement, goodwill is presented as an asset in the balance sheet and negative goodwill is presented as a deduction from assets. Goodwill is amortised over its estimated useful life. Negative goodwill will be released to income based on the remaining weighted average useful life of the acquired identifiable assets.

Consolidation

SSAP 32 *Consolidated Financial Statements and Accounting for Investments in Subsidiaries* has introduced a new definition of subsidiary, i.e. an enterprise that is controlled by the Group. However, certain associates of the Group which fall under this new definition of a subsidiary are not permitted to be consolidated in these financial statements, because as the Company is a Hong Kong incorporated company, these associates do not meet the definition of a subsidiary as set out in Hong Kong Companies Ordinance. In this case, pursuant to SSAP 32, the Group disclose certain additional information to enable users of the consolidated financial statements to assess the effects as if this SSAP had been fully applied.

The effect of the adoption of the new and revised accounting policies described above on the financial position of the Group at 1st January, 2000 is summarised as follows:

	Goodwill reserve *HK$'000*	**Retained Profits** *HK$'000*
Balance at 1st January, 2000		
As originally stated	(179,124)	507,423
Derecognition of liability for final dividend for 1999	—	30,743
Restatement as an asset of goodwill held in reserves with retrospective recognition of accumulated amortisation	179,124	(93,180)
As restated	—	444,986

The effect of these changes in accounting policies on the results for the current and prior year is as follows:

	2001 *HK$'000*	**2000** *HK$'000*
Amortisation of goodwill	(4,927)	(11,215)
Release of negative goodwill to income	2,395	1,601
	(2,532)	(9,614)

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investments in securities and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment losses.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and amortised on a straight line basis over their estimated useful lives.

Assets held under finance leases and hire purchase contracts

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group.

Assets held under finance leases and hire purchase contracts are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor or hirer is included in the balance sheet as an obligation under finance leases or hire purchase contracts. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease and hire purchase contract so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight line basis over the term of the relevant lease.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation or amortisation and accumulated impairment losses.

Depreciation and amortisation is charged so as to write off the cost of property, plant and equipment other than construction in progress, over their estimated useful lives, using the straight line method, at the following rates per annum:

Freehold land	Nil
Leasehold land and land use rights	2% or over the term of the relevant lease, if shorter
Buildings	4%
Leasehold improvements	25%
Office equipment, furniture and fixtures	$16^2/_3$% – 25%
Plant and machinery	25%
Motor vehicles	$16^2/_3$% – 25%
Moulds and tooling	20% – $33^1/_3$%
Vessel	20%

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.
Assets held under hire purchase contracts are depreciated over their expected useful lives on the same basis as owned assets.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the income statement for the year.

Other assets

Other assets are stated at cost less any identified impairment loss.

Inventories

Inventories are stated at the lower of cost and net realisable value.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Turnover

Turnover represents the net amounts received and receivable for goods sold, less returns and allowances, to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on the exchange are included in profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the year in which the operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefits schemes

Retirement benefits arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due. For defined benefits schemes, the projected future cost of providing retirement benefits is recognised when the employees render services instead of when claims are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is engaged in the manufacturing and trading of electrical, electronic, professional industrial products. The segment information is disclosed in accordance with different types of products.

INCOME STATEMENT
For the year ended 31st December, 2001

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE						
External sales	4,523,295	1,171,793	163,734	242,318	—	6,101,140
Inter-segment sales	74,584	26,336	6,516	226,240	(333,676)	—
Total revenue	4,597,879	1,198,129	170,250	468,558	(333,676)	6,101,140

Inter-segment sales are charged at prevailing market rates.

RESULT						
Segment result	293,323	56,877	14,255	(8,243)	—	356,212
Finance costs						(91,000)
Share of results of associates	—	—	—	(300)	—	(300)
Profit before taxation						264,912
Taxation						(22,940)
Profit after taxation						241,972

BALANCE SHEET
At 31st December, 2001

	Power tools products HK$'000	Floor care appliance products HK$'000	Solar powered and electronic products HK$'000	Other products HK$'000	Consolidated HK$'000
Assets					
Segment assets	2,884,275	467,199	62,445	249,344	3,663,263
Interests in associates	—	—	—	108,366	108,366
	2,884,275	467,199	62,445	357,710	3,771,629
Liabilities					
Segment liabilities	(2,303,385)	(209,483)	(19,822)	(113,439)	(2,646,129)

OTHER INFORMATION
For the year ended 31st December, 2001

	Power tools products HK$'000	Floor care appliance products HK$'000	Solar powered and electronic products HK$'000	Other products HK$'000	Consolidated HK$'000
Capital additions	109,810	66,446	3,798	25,270	205,324
Depreciation and amortisation	151,605	43,529	3,172	15,505	213,811

INCOME STATEMENT
For the year ended 31st December, 2000

	Power tools products HK$'000	Floor care appliance products HK$'000	Solar powered and electronic products HK$'000	Other products HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
REVENUE						
External sales	3,076,822	1,083,797	173,495	217,368	—	4,551,482
Inter-segment sales	113,551	—	9,382	131,903	(254,836)	—
Total revenue	3,190,373	1,083,797	182,877	349,271	(254,836)	4,551,482

Inter-segment sales are charged at prevailing market rates.

	Power tools products HK$'000	Floor care appliance products HK$'000	Solar powered and electronic products HK$'000	Other products HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
RESULT						
Segment result	235,275	43,885	11,303	(1,976)	—	288,487
Finance costs						(75,632)
Share of results of associates	—	—	—	(1,221)	—	(1,221)
Profit before taxation						211,634
Taxation						(31,221)
Profit after taxation						180,413

BALANCE SHEET
At 31st December, 2000

	Power tools products HK$'000	Floor care appliance products HK$'000	Solar powered and electronic products HK$'000	Other products HK$'000	Consolidated HK$'000 (As restated)
Assets					
Segment assets	2,198,828	409,764	72,355	206,755	2,887,702
Interests in associates	—	—	—	79,833	79,833
	2,198,828	409,764	72,355	286,588	2,967,535
Liabilities					
Segment liabilities	(1,567,679)	(340,421)	(18,898)	(261,100)	(2,188,098)

OTHER INFORMATION
For the year ended 31st December, 2000

	Power tools products	Floor care appliance products	Solar powered and electronic products	Other products	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
					(As restated)
Capital additions	45,397	51,181	4,005	21,049	121,632
Depreciation and amortisation	128,900	36,938	9,839	17,290	192,967

Geographical segments

(i) The following table provides an analysis of the Group's sales by geographical market location:

	Turnover		Contribution to results from ordinary activities before taxation	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
				(As restated)
By geographical market location:				
North America	5,247,979	3,838,283	332,013	244,305
Europe	589,326	410,363	4,680	17,847
Other countries	263,835	302,836	19,519	26,335
	6,101,140	4,551,482	356,212	288,487
Finance costs			(91,000)	(75,632)
Contribution from associates			(300)	(1,221)
Profit before taxation			264,912	211,634

(ii) The following table provides an analysis of segment assets, and additions to property, plant and equipment and intangible assets, analysed by geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000* (As restated)	*HK$'000*	*HK$'000* (As restated)
Hong Kong and People's Republic of China ("PRC")	1,941,485	1,333,818	164,123	107,645
North America	1,615,665	1,484,305	38,804	7,033
Europe	180,835	91,866	2,051	758
Other countries	33,644	57,546	346	6,196
	3,771,629	2,967,535	205,324	121,632

5. OTHER REVENUE

	2001	**2000**
	HK$'000	*HK$'000*
Included in other revenue is interest income analysed as follows:		
Interest earned on bank deposits	7,659	8,505
Interest earned on amounts due from associates	6,753	442
Interest income for the year	14,412	8,947

6. PROFIT FROM OPERATIONS

	2001 HK$'000	2000 HK$'000 (As restated)
Profit from operations has been arrived at after charging (crediting):		
Amortisation of intangible assets included in administrative expenses	1,379	866
Auditors' remuneration	3,623	4,807
Amortisation of goodwill included in administrative expenses	4,927	11,215
Depreciation and amortisation on property, plant and equipment		
Owned assets	200,837	174,816
Assets held under finance leases and hire purchase contracts	9,063	7,671
Impairment loss of investment securities recognised	4,204	1,944
Loss (gain) on disposal of property, plant and equipment	5,179	(2,412)
Release of negative goodwill to income included in administrative expenses	(2,395)	(1,601)
Operating lease charges		
Premises	24,978	25,039
Motor vehicles	4,541	3,077
Plant and machinery	8,727	8,387
Retirement benefits scheme contributions	5,958	1,765
Research and development costs	79,931	39,996
Less: amounts capitalised	—	(1,200)
	79,931	38,796
Staff costs		
Directors' remuneration		
Fees	128	50
Other emoluments	21,436	19,958
Others	229,953	195,817
	251,517	215,825

Staff costs disclosed above do not include an amount of HK$43,582,000 *(2000: HK$23,425,000)* relating to research and development activities, which is included under research and development costs.

7. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on:		
Bank loans and overdrafts wholly repayable within five years	89,253	74,247
Obligations under finance leases and hire purchase contracts	1,747	1,385
	91,000	75,632

8. DIRECTORS' EMOLUMENTS

	2001 HK$'000	2000 HK$'000
Directors' fees:		
Executive	40	40
Non-executive	10	10
Independent non-executive	78	—
	128	50
Other emoluments for executive directors:		
Salaries and other benefits	20,886	18,727
Contributions to retirement benefits scheme	52	—
	20,938	18,727
Other emoluments for non-executive directors:		
Salaries and other benefits	366	1,231
Contributions to retirement benefits scheme	4	—
	370	1,231
Total emoluments	21,436	20,008

The emoluments of the directors were within the following bands:

	Number of directors 2001	2000
Nil to HK$1,000,000	6	6
HK$1,000,001 to HK$1,500,000	—	1
HK$3,000,001 to HK$3,500,000	3	—
HK$4,000,001 to HK$4,500,000	1	3
HK$5,500,001 to HK$6,000,000	—	1
HK$6,500,001 to HK$7,000,000	1	—

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, all *(2000: four)* were executive directors of the Company whose emoluments are included in the disclosures in note 8 above. The emoluments of the remaining individual for the year ended 31st December, 2000 represented salary and other benefits amounting to HK$1,839,000.

During each of the two years ended 31st December, 2001 and 2000, no emoluments had been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director had waived any emoluments during those years.

10. TAXATION

	2001	**2000**
	HK$'000	*HK$'000*
The total taxation charge comprises:		
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the year	18,500	15,000
(Over)underprovision in prior years	(153)	2,026
Deferred taxation charge	—	1,394
	18,347	18,420
Overseas taxation on profit for the year	9,611	28,833
Underprovision in prior years	170	35
Deferred taxation credit	(5,188)	(16,067)
	4,593	12,801
	22,940	31,221

Overseas taxation is calculated at the rates prevailing in the relevant jurisdictions.

The deferred taxation credit represents the amount of deferred tax asset on timing differences arising overseas from the use of the receipts and payments basis for tax purposes and the accrual basis for the financial statements. The deferred tax asset has been recognised to the extent that the timing differences will be realised in the near future.

Details of deferred taxation are set out in note 30.

11. DIVIDENDS

	2001 *HK$'000*	2000 *HK$'000* (As restated)
Final dividend paid:		
2000: HK6.0 cents *(1999: HK 5.5 cents)* per share	34,213	30,743
Interim dividend paid:		
2001: HK4.5 cents *(2000: HK 4.0 cents)* per share	25,844	22,548
	60,057	53,291

The final dividend of HK7.0 cents *(2000: HK6.0 cents)* per share has been proposed by the directors and is subject to approval by the shareholders in the annual general meeting.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001 *HK$'000*	2000 *HK$'000* (As restated)
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year	238,847	180,917
Weighted average number of ordinary shares for the purposes of basic earnings per share	568,437,155	560,015,593
Effect of dilutive potential ordinary shares:		
Share options	2,505,232	3,652,395
Weighted average number of ordinary shares for the purposes of diluted earnings per share	570,942,387	563,667,988

The adjustments to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2 above, are as follows:

	Basic *HK cents*	Diluted *HK cents*
Reconciliation of earnings per share for the year ended 31st December, 2000		
Reported figure before adjustment	34.02	33.80
Adjustments arising from adoption of SSAP 30	(1.71)	(1.70)
	32.31	32.10

13. PROPERTY, PLANT AND EQUIPMENT

	Land and land use rights and buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Vessel	Construction in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP									
COST									
At 1st January, 2001	265,205	63,782	144,253	289,995	11,160	569,550	3,322	4,637	1,351,904
Currency realignment	215	(44)	(747)	(1,059)	(44)	(406)	–	–	(2,085)
Additions	16,337	11,299	42,595	34,765	5,348	84,320	–	8,463	203,127
Acquisition of subsidiaries	23,071	1,629	1,003	552	193	–	–	–	26,448
Disposals	–	(2,226)	(5,210)	(31,871)	(331)	(16,160)	–	–	(55,798)
Reclassification	408	–	–	–	–	4,229	–	(4,637)	–
At 31st December, 2001	305,236	74,440	181,894	292,382	16,326	641,533	3,322	8,463	1,523,596
DEPRECIATION AND AMORTISATION									
At 1st January, 2001	17,696	47,994	71,742	163,091	9,128	373,822	3,111	–	686,584
Currency realignment	(811)	(38)	(595)	(1,018)	(32)	(342)	–	–	(2,836)
Provided for the year	12,752	8,258	29,103	42,465	1,385	115,776	161	–	209,900
Eliminated on disposals	–	(2,134)	(3,815)	(26,006)	(233)	(16,493)	–	–	(48,681)
At 31st December, 2001	29,637	54,080	96,435	178,532	10,248	472,763	3,272	–	844,967
NET BOOK VALUES									
At 31st December, 2001	275,599	20,360	85,459	113,850	6,078	168,770	50	8,463	678,629
At 31st December, 2000	247,509	15,788	72,511	126,904	2,032	195,728	211	4,637	665,320

	Leasehold land and land use rights and buildings outside Hong Kong *HK$'000*	Leasehold improvements *HK$'000*	Office equipment, furniture and fixtures *HK$'000*	Plant and machinery *HK$'000*	Motor vehicles *HK$'000*	Moulds and tooling *HK$'000*	Total *HK$'000*
THE COMPANY							
COST							
At 1st January, 2001	72,393	61,413	58,263	133,407	7,675	449,796	782,947
Additions	—	9,450	15,842	43,291	2,484	44,993	116,060
Disposals	—	—	(223)	(2,159)	(160)	—	(2,542)
Transfer to subsidiaries	—	(13,358)	(7,281)	(18,171)	—	(146,133)	(184,943)
At 31st December, 2001	72,393	57,505	66,601	156,368	9,999	348,656	711,522
DEPRECIATION AND AMORTISATION							
At 1st January, 2001	11,368	46,050	37,798	97,382	7,198	334,391	534,187
Provided for the year	2,767	5,932	8,772	16,076	676	45,950	80,173
Eliminated on disposals	—	—	(172)	(1,678)	(80)	—	(1,930)
Eliminated on transfer to subsidiaries	—	(7,938)	(4,289)	(11,756)	—	(97,529)	(121,512)
At 31st December, 2001	14,135	44,044	42,109	100,024	7,794	282,812	490,918
NET BOOK VALUES							
At 31st December, 2001	58,258	13,461	24,492	56,344	2,205	65,844	220,604
At 31st December, 2000	61,025	15,363	20,465	36,025	477	115,405	248,760

The net book values of the Group's and the Company's property, plant and equipment include amounts of approximately HK$26,870,000 *(2000: HK$19,534,000)* and HK$16,651,000 *(2000: HK$7,936,000)*, respectively, in respect of assets held under finance leases and hire purchase contracts.

	THE GROUP		THE COMPANY	
	2001 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
The net book value of land and land use rights and buildings are situated outside Hong Kong and are analysed as follows:				
Freehold	217,341	186,484	—	—
Medium-term lease	58,258	61,025	58,258	61,025
	275,599	247,509	58,258	61,025

The Group has pledged certain freehold land and building having a net book value of HK$15,413,000 *(2000: Nil)* to secure general banking facilities granted to the Group.

14. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st January, 2001	179,214
Arising on acquisition of a subsidiary	14,013
At 31st December, 2001	193,227
AMORTISATION	
At 1st January, 2001	104,485
Charge for the year	4,927
At 31st December, 2001	109,412
NET BOOK VALUES	
At 31st December, 2001	83,815
At 31st December, 2000	74,729

The amortisation period adopted ranges from 9 to 20 years as determined by the estimated foreseeable useful lives of the goodwill arising on past acquisitions.

15. NEGATIVE GOODWILL

	THE GROUP
	HK$'000
GROSS AMOUNT	
At 1st January, 2001	18,610
Adjustments to measurements of purchase consideration for acquisitions in prior year (see below)	(4,466)
Arising on acquisition of subsidiaries	16,664
At 31st December, 2001	30,808
RELEASED TO INCOME	
At 1st January, 2001	1,691
Adjustments to amounts released to income in prior year	(406)
Released in the year	2,801
At 31st December, 2001	4,086
CARRYING AMOUNTS	
At 31st December, 2001	26,722
At 31st December, 2000	16,919

The negative goodwill is released to income on a straight-line basis over a period of eleven years, being the remaining weighted average useful life of the depreciable assets acquired.

During the year, an adjustment was made to the cost of investment of a business acquired in 2000, representing related legal and professional fees finalised and paid during the year.

16. INTANGIBLE ASSETS

	Deferred development cost HK$'000	Patents and trademarks HK$'000	Total HK$'000
THE GROUP			
COST			
At 1st January, 2001	5,553	10,476	16,029
Currency realignment	(161)	—	(161)
Additions	74	308	382
At 31st December, 2001	5,466	10,784	16,250
AMORTISATION			
At 1st January, 2001	2,210	6,972	9,182
Currency realignment	(70)	—	(70)
Provided for the year	549	830	1,379
At 31st December, 2001	2,689	7,802	10,491
NET BOOK VALUES			
At 31st December, 2001	2,777	2,982	5,759
At 31st December, 2000	3,343	3,504	6,847

	Patents HK$'000
THE COMPANY	
COST	
At 1st January, 2001 and 31st December, 2001	1,037
AMORTISATION	
At 1st January, 2001	802
Provided for the year	103
At 31st December, 2001	905
NET BOOK VALUES	
At 31st December, 2001	132
At 31st December, 2000	235

All intangible assets of the Group and the Company are amortised on a straight line basis over ten years.

17. INVESTMENTS IN SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Investments in unlisted shares, at cost	362,635	343,502
Amount due from a subsidiary	84,502	—
	447,137	343,502

Particulars of the principal subsidiaries of the Company at 31st December, 2001 are set out in note 41.

The amount due from a subsidiary is unsecured, non-interest bearing and has no fixed repayment terms. In the opinion of directors, no part of the amount will be repaid within the next twelve months and the amount is therefore presented as non-current.

18. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost less impairment loss recognised	—	—	—	46,268
Share of net assets	1,967	2,267	—	—
Amounts due from associates, less impairment loss recognised	106,399	77,566	79,417	38,430
	108,366	79,833	79,417	84,698

Particulars of the associates at 31st December, 2001 are set out in note 42.

The amounts due from associates are unsecured, bear interest at rates ranging from prime rate to prime rate minus 0.5% and have no fixed repayment terms. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current.

The amounts due from associates for the year ended 31st December, 2000 were non-interest bearing.

At the balance sheet date, the Group holds 40.8% of the shares of Gimelli International (Holdings) Limited and its subsidiaries (together "Gimelli Group companies"). In accordance with the requirement of SSAP32, the Group controls Gimelli Group companies. However, because the Company is incorporated in Hong Kong and Gimelli Group companies do not meet the definition of a subsidiary under the Hong Kong Companies Ordinance, Gimelli Group companies have not been consolidated in these financial statements. Rather, it has been accounted for as associates using the equity method of accounting. The equity carrying value of the Group's interests in Gimelli Group companies is nil at both 31st December, 2000, and 31st December, 2001.

Had Gimelli Group companies been consolidated in these financial statements, its assets and liabilities, and income and expenses, would have been accounted for on a line-by-line basis. The analysis of the share of net liabilities and of share of net (loss) profit would have been as follows:

	2001 *HK$'000*	2000 *HK$'000*
Non-current assets	22,481	14,014
Current assets	34,966	26,017
Current liabilities	(176,254)	(157,494)
Non-current liabilities	(315)	—
Share of net liabilities attributable to the Group	(119,122)	(117,463)
Turnover	130,349	113,550
Operating expenses	(132,009)	(112,787)
Taxation	—	—
Share of net (loss) profit attributable to the Group	(1,660)	763

19. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2001 *HK$'000*	2000 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Non-current assets				
Unlisted investment securities (equity), at cost less impairment loss recognised	60,530	54,520	20,908	21,708
Current assets				
Other listed investments (equity securities), at market price	4,899	—	4,899	—
Unlisted investment securities (equity securities), at cost	—	7,892	—	—
	4,899	7,892	4,899	—

The Group's investments above included investments in Nack Products USA Limited ("Nack") and in America Direct, Inc. ("ADI"), with the carrying values of approximately HK$20,908,000 *(2000: HK$20,908,000)* and HK$8,806,000 *(2000: HK$11,007,000)*, respectively. The Company's investments included its investment in Nack of the same amount. Both companies are incorporated in the United States of America ("U.S.A."). Nack has the exclusive rights to market and distribute a registered product in the U.S.A., of which the Group holds the manufacturing right. Its principal activity is the marketing and distribution of the registered product and other related products in the U.S.A. ADI is engaged in marketing through a combination of direct response television and retail distribution in the U.S.A. and selected international markets.

The Group's investment represents approximately 25% *(2000: 25%)* of Nack's issued shares held directly by the Company and 26% *(2000: 26%)* of ADI's common stocks in issue held by a 51% subsidiary of the Company. Both Nack and ADI are not regarded as associates of the Group because the Group has no significant influence over their affairs.

20. DEPOSIT FOR ACQUISITION OF A SUBSIDIARY

In November 2001, the Group entered into a conditional sale and purchase agreement to acquire the entire equity interest of a company (the "subsidiary") whose principal activity is the manufacture and trade of garden tools equipment in Mexico. The amount paid to date pursuant to the agreement of approximately HK$148,200,000 is classified as a non-current deposit.

21. INVENTORIES

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Raw materials	255,095	244,177	159,758	155,142
Work in progress	62,336	47,238	44,715	36,636
Finished goods	482,544	565,535	54,045	25,701
	799,975	856,950	258,518	217,479

The value of inventories carried at net realisable value at the balance sheet date was insignificant.

22. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 to 60 days	433,714	372,953	16,471	48,779
61 to 120 days	81,058	79,401	5,024	2,242
121 days or above	37,542	35,503	21,767	35,642
Total trade receivables	552,314	487,857	43,262	86,663
Other receivables	46,047	105,828	—	4,590
	598,361	593,685	43,262	91,253

23. PLEDGED BANK DEPOSIT

The amount represents a deposit pledged to a bank to secure short-term banking facilities granted to the Group and the Company and is therefore classified as a current asset.

24. TRADE AND OTHER PAYABLES

The aging analysis of trade payables is as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
0 to 60 days	293,334	328,338	124,808	194,547
61 to 120 days	146,230	157,058	85,474	68,125
121 days or above	35,649	26,497	5,969	8,125
Total trade payables	475,213	511,893	216,251	270,797
Other payables	1,230,390	473,341	309,880	90,177
	1,705,603	985,234	526,131	360,974

25. WARRANTY PROVISION

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
At 1st January	33,386	33,569
Additional provision in the year	1,569	14,811
Utilisation of provision	(7,976)	(14,994)
At 31st December	26,979	33,386

The warranty provision represents management's best estimate of the Group's liability under 24 months warranties granted on electrical products based on past experience of product returns and industry averages for defective products.

26. OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

The maturity of obligations under finance leases and hire purchase contracts is as follows:

THE GROUP	Minimum lease payments 2001	Minimum lease payments 2000	Present value of minimum lease payments 2001	Present value of minimum lease payments 2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases and hire purchase contracts:				
Within one year	11,063	8,950	10,263	7,888
In the second to fifth year inclusive	9,088	7,762	8,721	7,312
	20,151	16,712	18,984	15,200
Less: future finance charges	(1,167)	(1,512)	—	—
Present value of lease obligations	18,984	15,200	18,984	15,200
Less: Amount due for settlement within one year shown under current liabilities			(10,263)	(7,888)
Amount due for settlement after one year			8,721	7,312

THE COMPANY	Minimum lease payments 2001 HK$'000	Minimum lease payments 2000 HK$'000	Present value of minimum lease payments 2001 HK$'000	Present value of minimum lease payments 2000 HK$'000
Amounts payable under finance leases and hire purchase contracts:				
Within one year	7,116	4,306	6,636	3,830
In the second to fifth year inclusive	5,727	3,111	5,469	2,961
	12,843	7,417	12,105	6,791
Less: future finance charges	(738)	(626)	—	—
Present value of lease obligations	12,105	6,791	12,105	6,791
Less: Amount due for settlement within one year shown under current liabilities			(6,636)	(3,830)
Amount due for settlement after one year			5,469	2,961

It is the Group's policy to lease certain of its plant and machinery, fixtures and equipment under finance leases and hire purchase contracts. The lease terms range from three to four years. For the year ended 31st December, 2001, the average effective borrowing rate was 8.4%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

27. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trust receipt loans	137,567	88,972	74,492	69,575
Bank loans	724,288	864,689	273,700	274,859
Bank overdrafts	31,172	54,333	1	—
	893,027	1,007,994	348,193	344,434
Analysed into:				
Secured	6,099	—	—	—
Unsecured	886,928	1,007,994	348,193	344,434
	893,027	1,007,994	348,193	344,434

All bank borrowings of the Group and the Company are repayable as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
On demand or within one year	217,060	155,155	114,193	69,575
In the second year	1,403	40,859	—	40,859
In the third to fifth year inclusive	669,775	811,980	234,000	234,000
After five years	4,789	—	—	—
	893,027	1,007,994	348,193	344,434
Less: Amount due for settlement within one year shown under current liabilities	(217,060)	(155,155)	(114,193)	(69,575)
Amount due for settlement after one year	675,967	852,839	234,000	274,859

28. SHARE CAPITAL

	Number of shares		Share capital	
	2001	2000	2001	2000
			HK$'000	*HK$'000*
Ordinary shares of HK$0.20 each				
Authorised	800,000,000	800,000,000	160,000	160,000
Issued and fully paid:				
At 1st January	561,216,826	558,866,826	112,243	111,773
Issue of shares on exercise of share options	13,300,000	2,350,000	2,660	470
At 31st December	574,516,826	561,216,826	114,903	112,243

The shares issued during the year rank pari passu in all respects with the existing shares.

Share options

At 31st December, 2001, the Company had 25,350,000 outstanding share options granted to certain directors of the Company and employees of the Group, details of which are as follows:

Date share options granted	Number of share options outstanding	Subscription price
		HK$
4.2.1994	500,000	1.2800
27.10.1997	100,000	1.1504
1.4.1998	400,000	1.7440
20.9.1999	100,000	1.1584
27.11.1999	400,000	1.0800
30.12.1999	100,000	0.9776
4.1.2000	1,300,000	1.0000
5.6.2000	500,000	1.0144
26.6.2000	100,000	1.4768
6.6.2001	3,050,000	2.9020
8.6.2001	1,000,000	2.1960
19.6.2001	5,000,000	2.2600
5.7.2001	2,200,000	2.1480
23.7.2001	10,500,000	2.1160
10.10.2001	100,000	2.4750
	25,350,000	

29. RESERVES

	Share premium *HK$'000*	Goodwill reserve *HK$'000*	Translation reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
THE GROUP					
At 1st January, 2000					
– as originally reported	225,356	(179,124)	2,095	507,423	555,750
– prior year adjustments *(note 2)*	—	179,124	—	(62,437)	116,687
– as restated	225,356	—	2,095	444,986	672,437
Exchange differences on translation of overseas operations	—	—	(5,772)	—	(5,772)
Premium on shares issued	2,248	—	—	—	2,248
Profit for the year	—	—	—	180,917	180,917
Final dividend – 1999	—	—	—	(30,743)	(30,743)
Interim dividend – 2000	—	—	—	(22,548)	(22,548)
At 31st December, 2000 and at 1st January, 2001	227,604	—	(3,677)	572,612	796,539
Exchange differences on translation of overseas operations	—	—	(1,567)	—	(1,567)
Premium on shares issued	14,709	—	—	—	14,709
Profit for the year	—	—	—	238,847	238,847
Final dividend – 2000	—	—	—	(34,213)	(34,213)
Interim dividend – 2001	—	—	—	(25,844)	(25,844)
At 31st December, 2001	242,313	—	(5,244)	751,402	988,471

	Share premium HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY					
At 1st January, 2000					
– as originally reported	225,356	—	—	481,927	707,283
– prior year adjustment in respect of change in accounting policy for dividend recognition	—	—	—	30,743	30,743
– as restated	225,356	—	—	512,670	738,026
Premium on shares issued	2,248	—	—	—	2,248
Profit for the year	—	—	—	187,059	187,059
Final dividend – 1999	—	—	—	(30,743)	(30,743)
Interim dividend – 2000	—	—	—	(22,548)	(22,548)
At 31st December, 2000 and at 1st January, 2001	227,604	—	—	646,438	874,042
Premium on shares issued	14,709	—	—	—	14,709
Profit for the year	—	—	—	168,651	168,651
Final dividend – 2000	—	—	—	(34,213)	(34,213)
Interim dividend – 2001	—	—	—	(25,844)	(25,844)
At 31st December, 2001	242,313	—	—	755,032	997,345

The Group's retained profits include the Group's share of the post acquisition losses of associates of HK$13,005,000 *(2000: HK$12,705,000)*, and the Group's translation reserve of a credit balance HK$460,000 *(2000: HK$460,000)* in respect of associates.

At 31st December, 2001, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$755,032,000 *(2000 as restated: HK$646,438,000)*.

30. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1st January	(14,468)	208	1,394	—
Currency realignment	(1)	(3)	—	—
Charge for the year *(note 10)*	—	1,394	—	1,394
Credit for the year *(note 10)*	(5,188)	(16,067)	—	—
Balance at 31st December	(19,657)	(14,468)	1,394	1,394

At the balance sheet date, the major components of the net deferred tax (asset) liability provided were as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	1,536	1,601	1,394	1,394
Accruals and provisions	(21,193)	(16,069)	—	—
	(19,657)	(14,468)	1,394	1,394
Representing:				
Deferred tax liability	1,536	1,601	1,394	1,394
Deferred tax asset	(21,193)	(16,069)	—	—
	(19,657)	(14,468)	1,394	1,394

At the balance sheet date, the major components of the potential deferred tax (asset) liability unprovided were as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	17,408	4,911	10,915	13,130
Taxation losses	(102,825)	(91,057)	—	—
Other timing differences	405	(3,601)	—	—
	(85,012)	(89,747)	10,915	13,130

No provision for deferred taxation liability has been recognised in the financial statements in respect of timing differences on the excess of tax allowances over depreciation for certain group companies as it is not expected that the potential deferred taxation liability will crystallise in the foreseeable future, after taking into account the Group's medium-term financial plans and projections on these companies.

Deferred tax assets of certain group companies in respect of tax losses available to offset future profits and other timing differences have not been recognised in the financial statements as it is not certain that the tax losses will be utilised in the foreseeable future.

The major components of the unprovided deferred tax charge (credit) of the Group for the year were as follows:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	12,497	(4,017)
Taxation losses	(11,768)	(5,010)
Other timing differences	4,006	2,372
	4,735	(6,655)

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 *HK$'000*	2000 *HK$'000* (As restated)
Profit before taxation	264,912	211,634
Share of results of associates	300	1,221
Interest expense	91,000	75,632
Interest income	(14,412)	(8,947)
Amortisation of intangible assets	1,379	866
Amortisation of goodwill	4,927	11,215
Release of negative goodwill to income	(2,395)	(1,601)
Depreciation and amortisation on property, plant and equipment	209,900	182,487
Impairment loss of investment securities recognised	4,204	1,944
Loss (gain) on disposal of property, plant and equipment	5,179	(2,412)
Decrease (increase) in inventories	175,978	(183,038)
Increase in trade and other receivables, deposits and prepayments	(31,969)	(483,531)
Increase in bills receivable	(176,405)	(21,872)
Decrease in trade receivable from an associate	4,850	454
Increase in trade and other payables	573,346	464,564
Decrease in warranty provision	(6,407)	—
Net cash inflow from operating activities	1,104,387	248,616

32. ACQUISITION OF SUBSIDIARIES

	2001 *HK$'000*	2000 *HK$'000*
NET ASSETS ACQUIRED		
Property, plant and equipment	26,448	405,973
Inventories	123,890	353,765
Trade and other receivables, deposits and prepayments	105,060	55,218
Taxation recoverable	2,258	364
Bank balances and cash	13,548	7,981
Trade and other payables	(152,227)	(123,920)
Bank overdrafts	(36,791)	—
	82,186	699,381
Negative goodwill arising on acquisition	(16,664)	(18,520)
Goodwill arising on acquisition	14,013	—
Consideration	79,535	680,861
SATISFIED BY		
Cash	79,535	680,861

Net cash outflow arising on acquisition:

	2001 *HK$'000*	2000 *HK$'000*
Cash consideration	(79,535)	(680,861)
Bank balances and cash acquired	13,548	7,981
Bank overdrafts acquired	(36,791)	—
Net outflow of cash and cash equivalents in respect of the purchase of subsidiaries	(102,778)	(672,880)

The cash flows of the Group attributable to the subsidiaries acquired during the year are as follows:

	HK$'000
Net cash inflow from operating activities	29,788
Tax paid	2,127
Net cash utilised in investing activities	(441)
Net cash outflow from financing	(35,038)

The subsidiaries acquired during the year contributed HK$193,820,000 to the Group's turnover, and HK$9,868,000 to the Group's profit from operations.

33. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium	Bank loans	Obligations under finance leases and hire purchase contracts
	HK$'000	*HK$'000*	*HK$'000*
Balance at 1st January, 2000	337,130	106,901	15,838
Proceeds from issue of shares for cash	2,717	—	—
Inception of finance leases and hire purchase contracts	—	—	9,406
New bank loans obtained	—	823,830	—
Repayment	—	(66,042)	(10,044)
Balance at 31st December, 2000 and 1st January, 2001	339,847	864,689	15,200
Proceeds from issue of shares for cash	17,369	—	—
Inception of finance leases and hire purchase contracts	—	—	14,359
New bank loans obtained	—	28,915	—
Repayment	—	(169,316)	(10,575)
Balance at 31st December, 2001	357,216	724,288	18,984

34. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease and hire purchase arrangements in respect of assets with a total capital value at the inception of the leases and hire purchase contracts of HK$14,359,000 *(2000: HK$9,406,000)*.

35. LEASE COMMITMENTS

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	27,436	26,500	10,107	14,153
In the second to fifth year inclusive	67,884	49,727	15,640	22,084
After five years	46,759	39,297	238	—
	142,079	115,524	25,985	36,237

Operating lease payments represent rentals payable by the Group for certain of its plant and machineries and office properties. Leases are negotiated for a term ranging from 3 months to 10 years.

36. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees given to banks and an independent third party in respect of credit facilities utilised by				
Associates	15,230	10,083	15,230	10,083
Subsidiaries	—	—	70,141	34,076
Bills discounted with recourse	466,226	370,106	358,124	369,767
	481,456	380,189	443,495	413,926

The extent of guarantees utilised as shown above relates to guarantees given by the Group and the Company to secure bank facilities granted to associates and subsidiaries amounting to HK$132,500,000 *(2000: HK$163,500,000)* and HK$1,678,739,000 *(2000: HK$1,409,205,000)*, respectively, at the balance sheet date.

37. RETIREMENT BENEFITS SCHEMES

The Company and its subsidiaries operating in Hong Kong have participated in the Mandatory Provident Fund Schemes ("MPF Schemes") registered under the Mandatory Provident Fund Ordinance since December 2000.

At 31st December, 2001, the Group had a number of employees who have completed the required number of years of services under Hong Kong Employment Ordinance (the "Ordinance") to be eligible for long service payments on termination of their employment. The Group is only liable to make such payments if the termination meets the circumstances which are specified in the Ordinance.

Under the circumstances specified by the Ordinance, had the employment of all eligible employees been terminated on 31st December, 2001 the maximum potential exposure would have been approximately HK$13,765,000 *(2000: HK$14,741,000)*. Provision of HK$2,400,000 *(2000: Nil)* has been made in the financial statements in respect of such long service payments. The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll.

The pension costs of the defined benefit plan is assessed in accordance with an actuarial valuation as at 1st January, 2002 performed by Aon Consulting, an employee benefits consulting group, using the Projected Unit Credit method. A medical trend rate of 10.5% and a discount rate of 7.5% were assumed for calculating the actuarial valuation. There are no assets set aside for these benefits and the plan is funded on a pay-as-you-go basis. The accrued benefit costs under such scheme are to be reimbursed by a former shareholder of the overseas subsidiary in accordance with an assignment assumption, reimbursement and indemnification agreement. As such, the oversea subsidiary has set up a receivable and an accrued benefit cost of same amount of approximately HK$28,000,000 *(2000: HK$29,600,000)* at 31st December, 2001.

38. CAPITAL COMMITMENTS

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment	29,322	36,409	12,511	26,353

39. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related parties:

	2001	**2000**
	HK$'000	*HK$'000*
Associates		
Purchases	30,291	27,216
Management fee income	3,369	8,340
Management fee expenses	417	1,614
Interest income received	6,753	442
Sales income	21,103	18,062
Subcontracting expenses	250	919
Rental income	785	562
Equipment charge income	22	48
Service expenses	21	40

The above transactions were carried out based on market price/rate, or where no market price/rate was available, at cost plus a percentage profit markup.

40. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to 31st December, 2001, the Group acquired two subsidiaries, namely Roybi Australia Pty and Ryobi New Zealand, at a consideration of AUD5,900,000 equivalent to approximately HK$23,600,000.

41. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries of the Company at 31st December, 2001 are as follows:

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Digiwireless Limited	Hong Kong	HK$2	100	—	Investment holding
Full Team International Limited	Hong Kong	HK$2	100	—	Investment holding
Gimelli Industries Company Limited	Hong Kong	HK$3,000,000	51	—	Trading of electrical and health care products
MacEwen Property Co. Inc.	United States of America	US$100	100	—	Property holding
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	—	Trading of household electronic and electrical products
One World Technologies Limited	Bermuda/ Hong Kong	US$12,000	100	—	Investment holding
One World Technologies Inc.	United States of America	US$10	—	100	Investment holding
OWT France SAS	France	FFr245,984	—	100	Investment holding
Ryobi Technologies France S.A. (formerly known as Ryobi Europe S.A.)	France	FFr117,000,000	—	100	Trading of electric power tools products
OWT Taiwan Limited (formerly known as Ryobi Taiwan Corporation)	Taiwan	NT$5,000,000	100	—	Provision of inspection services
OWT Industries, Inc.	United States of America	US$10	—	100	Manufacture of electric components and power tools products
Ryobi Technologies Canada, Inc.	Canada	C$600,000	—	100	Trading of electric power tools products
Ryobi Technologies, Inc.	United States of America	US$10	—	100	Trading of electric power tools products

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Ryobi Technologies (UK) Ltd. (formerly known as Ryobi Power Equipment (UK) Ltd.)	The United Kingdom	£4,000,000	100	—	Trading of electric power tools products
*Royal Appliance International GmbH	Germany	DM2,000,000	51	—	Trading of household and electrical products
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Trading of household electronic and electrical products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	—	Manufacture of electronic products
Solar Wide (Overseas) Limited	The British Virgin Islands/ The PRC	US$1	—	100	Manufacture of electronic products
Techtronic Appliances Co. Pte Ltd.	Republic of Singapore	S$250,000	100	—	Liaison office
Techtronic Appliances International Limited	The British Virgin Islands/ Republic of Indonesia	US$1	100	—	Trading of electronic and electrical products
P.T. Techtronic Appliances	Republic of Indonesia	US$300,000	1	99	Manufacture of electronic and electrical products
Techtronic Appliances Holdings Company Limited	Bermuda/ Hong Kong	US$12,000	100	—	Investment holding
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	—	100	Trading and manufacture of floor care products

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Vax Limited	The United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care products
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care products

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

* *Company not audited by Deloitte Touche Tohmatsu. The result of operation and net assets of this subsidiary is insignificant to the Group.*

None of the subsidiaries had any loan capital outstanding at the end of the year, or at any time during the year.

42. PARTICULARS OF ASSOCIATES

Particulars of the associates at 31st December, 2001 are as follows:

Name of associate	Place of incorporation/ registration and operation	Issued and fully paid share/registered capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Polytron Enterprises Limited	Hong Kong	HK$1,650,000	25.0	—	Inactive
Gimelli International (Holdings) Limited	The Cayman Islands/ Hong Kong	US$6,250	40.8	—	Investment holding
Gimelli Laboratories Company Limited	Hong Kong	HK$5,000,000	—	100	Manufacture and trading of electrical and dental care products
Gimelli Produktions A.G.	Switzerland	SFR930,000	—	100	Marketing and research and development
Gimelli Precision Moulding Company Limited	Hong Kong	HK$2	—	100	Manufacture of plastic parts
North (Shenyang) Chinetek Techtronic Industries Ltd.	The PRC	US$1,200,000	50.0	—	Inactive

3. UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2002

Set out below is a summary of the unaudited consolidated results of the Group for the six months ended 30th June, 2002 together with the comparative figures for the last corresponding period as extracted from the Group's interim report for the six months period ended 30th June, 2002. The restatement of the figures for the six months period ended 30th June, 2001 was due to the adoption of new and revised Statements of Accounting Practice issued by the Hong Kong Society of Accountants have become effective for the year ended 31st December, 2001.

Condensed consolidated income statement
For the six months ended 30th June, 2002

	Notes	**2002** *HK$'000* (Unaudited)	**2001** *HK$'000* (Unaudited) (as restated)
Turnover	*(3)*	3,958,850	2,315,629
Cost of sales		(2,994,707)	(1,824,114)
Gross profit		964,143	491,515
Other revenue		38,508	28,677
Selling and distribution expenses		(269,562)	(112,893)
Administrative expenses		(461,853)	(208,979)
Research and development costs		(46,071)	(43,319)
Profit from operations		225,165	155,001
Finance costs		(37,548)	(47,814)
Profit before share of results of associates and taxation		187,617	107,187
Share of results of associates		(168)	(280)
Profit before taxation		187,449	106,907
Taxation	*(4)*	(14,920)	(9,616)
Profit before minority interests		172,529	97,291
Minority interests		(4,904)	(2,991)
Profit for the period		167,625	94,300
Dividend		(45,025)	(33,679)
Profit for the period, retained		122,600	60,621
Earnings per share	*(5)*		
Basic		28.01 cents	16.75 cents
Diluted		27.57 cents	16.69 cents

Condensed consolidated balance sheet
At 30th June, 2002

	Notes	30th June, 2002 HK$'000 (Unaudited)	31st December, 2001 HK$'000 (Audited)	30th June, 2001 HK$'000 (Unaudited) (as restated)
ASSETS				
Non-current assets				
Property, plant and equipment		877,828	678,629	636,952
Goodwill		85,881	83,815	72,616
Negative goodwill		(25,321)	(26,722)	(16,276)
Intangible assets		5,823	5,759	6,464
Interests in associates		126,481	108,366	89,317
Investments in securities		60,489	60,530	53,918
Deposit for acquisition of a subsidiary		—	148,200	—
Deferred tax asset		25,856	21,193	16,068
Other assets		1,195	1,195	1,195
		1,158,232	1,080,965	860,254
Current assets				
Inventories		1,331,914	799,975	808,243
Trade and other receivables	(6)	1,132,176	598,361	594,183
Deposits and prepayments		279,170	309,448	340,432
Bills receivable		148,473	331,431	158,718
Investments in securities		7,239	4,899	9,893
Trade receivable from an associate		5,649	2,511	10,882
Bank balance, deposits and cash		1,212,300	644,039	187,213
		4,116,921	2,690,664	2,109,564
Current liabilities				
Trade and other payables	(7)	1,572,577	1,129,679	715,358
Bills payable		496,843	602,903	214,770
Taxation payable		2,920	12,149	15,995
Dividend payable		45,025	—	33,679
Obligations under finance leases and hire purchase contracts – due within one year		8,372	10,263	9,243
Bank borrowings – due within one year		746,626	217,060	244,816
		2,872,363	1,972,054	1,233,861
Net current assets		1,244,558	718,610	875,703
Total assets less current liabilities		2,402,790	1,799,575	1,735,957

Condensed consolidated balance sheet *(Cont'd)*
At 30th June, 2002

	Notes	30th June, 2002 HK$'000 (Unaudited)	31st December, 2001 HK$'000 (Audited)	30th June, 2001 HK$'000 (Unaudited) (as restated)
CAPITAL AND RESERVES				
Share capital	(8)	128,863	114,903	114,083
Reserves	(9)	1,473,742	988,471	863,070
		1,602,605	1,103,374	977,153
MINORITY INTERESTS		14,881	9,977	9,843
NON-CURRENT LIABILITIES				
Obligations under finance leases and hire purchase contracts – due after one year		5,216	8,721	12,014
Bank borrowings – due after one year		779,940	675,967	736,743
Deferred tax liabilities		148	1,536	204
		785,304	686,224	748,961
		2,402,790	1,799,575	1,735,957

Condensed consolidated cash flow statement
For the six months ended 30th June, 2002

	30th June, 2002 HK$'000 (Unaudited)	30th June, 2001 HK$'000 (Unaudited) (Restated)
OPERATING ACTIVITIES		
Cash (used) generated by operations	(134,613)	44,754
Income tax paid	(10,259)	(3,504)
Interest paid	(37,548)	(47,814)
NET CASH USED IN OPERATING ACTIVITIES	(182,420)	(6,564)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(124,397)	(67,579)
Additions to intangible assets	(236)	(41)
Advances to associates	(18,284)	(9,764)
Purchase of investments in securities	(2,299)	(1,399)
Purchase of business and subsidiaries (net of cash and cash equivalents)	(13,564)	—
Proceeds from disposal of property, plant and equipment	12,484	3,853
NET CASH USED IN INVESTING ACTIVITIES	(146,296)	(74,930)
FINANCING ACTIVITIES		
Proceeds from issue of shares	382,653	10,407
New bank loans obtained	506,623	38,290
Repayment of bank loans	(27,509)	(69,485)
New obligations under finance leases and HP contracts	—	11,838
Repayment of obligations under finance leases and HP contracts	(5,396)	(5,781)
NET CASH INFLOW (OUTFLOW) FROM FINANCING	856,371	(14,731)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	527,655	(96,225)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	612,868	227,002
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(3,318)	(2,658)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,137,205	128,119
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances, deposits and cash	1,212,300	187,213
Bank overdrafts	(75,095)	(59,094)
	1,137,205	128,119

Notes to the condensed financial statements

For the six months ended 30th June, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting ("SSAP 25") issued by the Hong Kong Society of Accountants.

The condensed financial statements have been prepared under the historical cost convention as modified for the revaluation of the investments in Securities.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

The principal accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December, 2001 except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting period commencing on or after 1st January, 2002 and applicable to the Group:

SSAP 1 (revised) :	Presentation of financial statements
SSAP 15 (revised) :	Cash flow statements
SSAP 25 (revised) :	Interim financial reporting
SSAP 34 :	Employee benefits

The effect of adopting this new and revised accounting policies described above on the financial position of the Group at 30th June, 2001 is insignificant. Disclosure and certain comparative figures have been modified accordingly.

3. SEGMENT INFORMATION

	For the six months ended 30th June,			
	Turnover		Contribution to results from ordinary activities before taxation	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000* (as restated)
By principal activity:				
Manufacture and trading of				
Power and outdoor products	3,140,168	1,600,563	182,696	115,050
Floor care appliances products	617,795	524,789	15,900	17,254
Solar powered and electronic products	123,755	102,807	21,910	13,238
Other products	77,132	87,470	4,659	9,459
	3,958,850	2,315,629	225,165	155,001
Finance costs			(37,548)	(47,814)
Contribution from associates			(168)	(280)
Profit before taxation			187,449	106,907
By geographical market location:				
North America	3,307,651	1,963,013	199,255	131,702
Europe	506,408	250,800	15,179	10,694
Other countries	144,791	101,816	10,731	12,605
	3,958,850	2,315,629	225,165	155,001
Finance costs			(37,548)	(47,814)
Contribution from associates			(168)	(280)
Profit before taxation			187,449	106,907

4. TAXATION

	For the six months ended 30th June, 2002 HK$'000	2001 HK$'000
The total tax charge comprises:		
Hong Kong Profit Tax calculated at 16% of the estimated assessable profit of the period	13,877	9,000
Overseas taxation on profit for the period	1,043	616
	14,920	9,616

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended 30th June, 2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per shares:		
Profit for the period	167,625	94,300
Weighted average number of ordinary shares for the purposes of basic earnings per share	598,395,714	562,987,936
Effect of dilutive potential ordinary shares:		
Options	9,583,121	2,016,788
Weighted average number of ordinary shares for the purposes of diluted earnings per share	607,978,835	565,004,724

6. TRADE RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June, 2002	31st December, 2001	30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*
0 – 60 days	877,688	433,714	458,683
61 – 120 days	147,114	81,058	58,771
Over 121 days	53,276	37,542	46,853
Total trade receivables	1,078,078	552,314	564,307
Other receivables	54,098	46,047	29,876
	1,132,176	598,361	594,183

7. TRADE PAYABLES

The aging analysis of trade payables is as follows:

	30th June, 2002	31st December, 2001	30th June, 2001
	HK$'000	*HK$'000*	*HK$'000*
0 – 60 days	592,523	293,334	434,442
61 – 120 days	73,858	146,230	61,996
Over 121 days	9,795	35,649	5,160
Total trade payables	676,176	475,213	501,598
Other payables	896,401	654,466	213,760
	1,572,577	1,129,679	715,358

8. SHARE CAPITAL

	Number of Shares 30th June, 2002	Number of Shares 31st December, 2001	Share Capital 30th June, 2002 *HK$'000*	Share Capital 31st December, 2001 *HK$'000*
Ordinary shares of HK$0.20 each				
Authorised	800,000,000	800,000,000	160,000	160,000
Issued and fully paid:				
At 1st January	574,516,826	561,216,826	114,903	112,243
Issue of shares during the period	69,800,000	13,300,000	13,960	2,660
	644,316,826	574,516,826	128,863	114,903

The shares issued during the period rank pari passu in all respects with the existing shares.

9. RESERVES

	Share premium *HK$'000*	Translation reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
THE GROUP				
At 1st January, 2002	242,313	(5,244)	751,402	988,471
Net loss not recognised in the income statement				
Exchange differences on translation of overseas operations	—	(6,021)	—	(6,021)
Premium on shares issued	368,692	—	—	368,692
Profit for the period	—	—	167,625	167,625
Final dividend – 2001	—	—	(45,025)	(45,025)
At 30th June, 2002	611,005	(11,265)	874,002	1,473,742

3. STATEMENT OF INDEBTEDNESS

At the close of business on 30th November, 2002, being the Latest Practicable Date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had outstanding bank borrowings of approximately HK$1,437,508,000, of which approximately HK$6,027,000 was secured by certain land and building of the Enlarged Group with an aggregate net book value of approximately HK$13,913,000. In addition, the Enlarged Group also had outstanding at that date obligations under finance lease and hire purchase contracts of approximately HK$30,891,000.

At the close of business on 30th November, 2002, the Group gave guarantees to banks in respect of bank facilities granted to associates and non-wholly subsidiaries of approximately HK$14,080,000 and HK$22,427,000, respectively. The Enlarged Group had contingent liabilities in respect of export bill discounted with recourse of approximately HK$1,106,438,000.

In addition, The Royal Group had various outstanding legal cases as at 30th November, 2002. Details of these litigations of material importance are set out in Appendix IV of this circular under the section headed "Litigation".

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities and normal trade payables, none of the companies in the Enlarged Group had outstanding at the close of business on 30th November, 2002 any mortgages, charges, debentures, or other loan capital or bank overdrafts, loans, debt securities or similar indebtedness, or any obligations under finance leases or hire purchase contracts or any guarantees or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30th November, 2002.

4. WORKING CAPITAL

The Directors are of the opinion that, the Enlarged Group will, following completion of the Merger and taking into account of the present available credit facilities and internal resources of the Enlarged Group, have sufficient working capital for its present requirement and any possible increase in consideration payable to the holders of Dissenting Shares in the absence of unforeseen circumstances.

5. MATERIAL ADVERSE CHANGES

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31st December, 2001, being the date to which the Group's latest audited accounts were made up.

1. PRO FORMA STATEMENT OF ADJUSTED COMBINED NET TANGIBLE ASSETS OF THE ENLARGED GROUP

The following is a statement of the pro forma adjusted combined net tangible assets of the Enlarged Group immediately following the completion of Merger. It is based on the unaudited consolidated financial statements of the Company as at 30th June, 2002 and adjusted to reflect the effect of the Merger. The pro forma figures presented below will also be subject to adjustment as a result of the significant differences between US GAAP and Hong Kong GAAP.

	HK$'000	*HK$'000*
Unaudited consolidated net asset of the Group as at 30th June, 2002 *(note 1)*		1,602,605
Less: Intangible assets of the Group as at 30th June, 2002		(66,383)
Pro forma adjusted consolidated net tangible assets of the Group as at 30th June, 2002 before the Merger		1,536,222
Value of net assets of the Royal Group as per Form 10-Q filed with the SEC on 12th August, 2002 for the six months ended 30th June, 2002	280,004	
Consideration payable for the Merger	(822,900)	
Estimated expenses relating to the Merger	(15,600)	
Less: Goodwill arising on acquisition of Royal *(note 2)*		(558,496)
Less: Unrealised profit on inventories *(note 3)*		(8,926)
Pro forma adjusted combined net tangible assets of the Enlarged Group		968,800
		HK$
Pro forma adjusted consolidated net tangible assets of the Group per Share (based on 645,716,826 Shares in issue as at the Latest Practicable Date)		2.38
Pro forma adjusted combined net tangible assets of the Enlarged Group per Share (based on 645,716,826 Shares in issue as at the Latest Practicable Date)		1.50

Notes:

1. The pro forma figures have been calculated based on the unaudited consolidated figures of the Group as at 30th June, 2002 as those figures are the latest published financial figures of the Group.
2. **The goodwill arising on acquisition of Royal will be capitalised and amortised on a straight-line basis over its useful economic life of 20 years. On the above basis, the annual amortisation expense will amount to approximately HK$27.9 million. As the goodwill arising on acquisition of Royal has been calculated with reference to the unaudited net tangible assets of the Royal Group as at 30th June, 2002, the final amount of goodwill may be higher or lower depending on the latest financial figures of the Royal Group after Closing.**
3. The amount represents the unrealised profit on inventories purchased from the Group which were still held by Royal as at 30th June, 2002.

2. PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is a pro forma statement of the assets and liabilities of the Enlarged Group based on the unaudited consolidated balance sheet of the Group as at 30th June, 2002 prepared on the same basis as set out in section 1 above. The pro forma figures presented below will also be subject to adjustment as a result of the significant differences between US GAAP and Hong Kong GAAP.

	Unaudited consolidated balance sheet of the Group as at 30th June, 2002	Unaudited consolidated balance sheet of the Royal Group as at 30th June, 2002	Consideration and estimated expenses payable for the Merger	Unrealised profit on inventories	Current account elimination	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(note 1)	*(note 2)*		*(note 3)*		
Property, plant and equipment	877,828	290,456	—	—	—	1,168,284
Goodwill	85,881	—	558,496	—	—	644,377
Negative goodwill	(25,321)	—	—	—	—	(25,321)
Intangible assets	5,823	—	—	—	—	5,823
Interests in associates	126,481	—	—	—	—	126,481
Investments in securities	60,489	—	—	—	—	60,489
Deferred tax asset	25,856	39,211	—	—	—	65,067
Other assets	1,195	21,271	—	—	—	22,466
Current assets	4,116,921	704,512	(838,500)	(8,926)	(15,759)	3,958,248
Current liabilities	(2,872,363)	(729,262)	—	—	15,759	(3,585,866)
TOTAL ASSETS LESS CURRENT LIABILITIES	2,402,790	326,188	(280,004)	(8,926)	—	2,440,048
Obligation under finance leases and hire purchase contracts – due after one year	(5,216)	(14,898)	—	—	—	(20,114)
Bank borrowings – due after one year	(779,940)	—	—	—	—	(779,940)
Deferred tax liabilities	(148)	(31,286)	—	—	—	(31,434)
Minority interests	(14,881)	—	—	—	—	(14,881)
NET ASSETS	1,602,605	280,004	(280,004)	(8,926)	—	1,593,679

Notes:

1. The pro forma figures have been calculated based on the unaudited consolidated figures of the Group as at 30th June, 2002 as those figures are the latest published financial figures of the Group.

2. The unaudited consolidated figures of the Royal Group were denominated in US dollars and had been translated into Hong Kong dollars at the conversion exchange rate of US$1 to HK$7.8.

3. The amount represents the unrealised profit on inventories purchased from the Group which were still held by Royal as at 30th June, 2002.

3. PRO FORMA STATEMENT OF COMBINED RESULTS

The following is the pro forma statement of combined results of the Enlarged Group prepared on the basis that the Merger was implemented on 1st July, 2001 and Royal was a wholly-owned subsidiary of the Company throughout the twelve month period ended 30th June, 2002. The pro forma figures presented below will also be subject to adjustment as a result of the significant differences between US GAAP and Hong Kong GAAP.

	Unaudited consolidated results of the Group for the period from 1st July, 2001 to 30th June, 2002	Unaudited consolidated results of the Royal Group for the period from 1st July, 2001 to 30th June, 2002		Unrealised profit on inventories	Inter company transaction elimination	Goodwill amortisation	Pro forma unaudited combined results of the Enlarged Group from 1st July, 2001 to 30th June, 2002
	HK$'000	*US$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	(note 1)		*(note 2)*	*(note 3)*			
Turnover	7,744,361	426,407	3,325,975	(8,926)	(381,543)		10,679,867
Cost of sales	(5,764,604)	(325,477)	(2,538,721)		381,543		(7,921,782)
Gross Profit	1,979,757	100,930	787,254				2,758,085
Other Revenue	51,227	–	–				51,227
Operating expenses	(1,604,608)	(89,517)	(698,233)			(30,504)	(2,333,345)
Profit from operations	426,376	11,413	89,021				475,967
Finance cost	(80,734)	(1,249)	(9,742)				(90,476)
Profit before share of results of associates and taxation	345,642	10,164	79,279				385,491
Share of results of associates	(188)	–	–				(188)
Profit before taxation	345,454	10,164	79,279				385,303
Taxation	(28,244)	(3,550)	(27,690)				(55,934)
Profit before minority interests	317,210	6,614	51,589				329,369
Minority interests	(5,038)	–	–				(5,038)
Profit for the year *(note 4)*	312,172	6,614	51,589				324,331
Weighted average number of shares for the period 1st July, 2001 to 30th June, 2002	585,957,761						585,957,761
Earnings per share (cents) *(note 4)*	**53.28**						**55.35**

Notes:

1. The pro forma figures have been calculated based on the unaudited consolidated figures of the Group as at 30th June, 2002 as those figures are the latest published financial figures of the Group.

2. The unaudited consolidated figures of the Royal Group were denominated in US dollars and had been translated into Hong Kong dollars at the conversion exchange rate of US$1 to HK$7.8.

3. The amount represents the unrealised profit on inventories purchased from the Group which were still held by Royal as at 30th June, 2002.

4. **The profit for the year and the related earnings per share as shown above have been arrived at on the assumption that the Group will finance the consideration for the Merger entirely from its internal resources. No interest/finance cost has been included in the calculation of the above figures since the Company has not yet reached a final decision on the financing split between internal resources and bank borrowings and cannot quantify the exact interest/finance cost of such bank borrowings. Such amounts may be subject to adjustment if the Group were to finance the consideration for the Merger partly from its internal resources and partly by bank borrowings. The Group received interest on its cash balances at prevailing bank deposit rates and paid interest on its bank borrowings at LIBOR plus market spread.**

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein (except for information relating to the Royal Group which is based on publicly available information) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Interest in securities

As at the Latest Practicable Date, the interests of the Directors or chief executive of the Company in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which were required pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(i) **Shares**

Name of Director	Number of Shares held: Personal interests	Family interests	Corporate interests	Approximate percentage of shareholding (%)
Mr. Horst Julius Pudwill	33,796,000	380,000	111,329,897 *(a)*	22.53 *(c)*
Mr. Roy Chi Ping Chung	54,750,974	68,000	18,537,515 *(b)*	11.36 *(c)*
Mr. Kin Wah Chan	1,000,000	—	—	0.15
Mr. Chi Chung Chan	—	—	—	—
Dr. Akio Urakami	—	—	—	—
Mr. Susumu Yoshikawa	—	—	—	—
Mr. Vincent Ting Kau Cheung	960,000	—	—	0.15
Mr. Joel Arthur Schleicher	100,000	—	—	0.015
Mr. Christopher Patrick Langley	150,000	—	—	0.023

(a) These Shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of Shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) These Shares were held by Cordless Industries Company Limited* in which Mr. Roy Chi Ping Chung has a beneficial interest.

** Cordless Industries Company Limited is jointly owned by Messrs. Horst Julius Pudwill and Roy Chi Ping Chung.*

(c) The corporate interest of Mr. Roy Chi Ping Chung was wholly duplicated in the corporate interest of Mr. Horst Julius Pudwill. Had such duplication been ignored, the aggregate number of Shares held by Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung and their respective associates would be 200,324,871 Shares, representing approximately 31.02% of the Shares in issue as at the Latest Practicable Date.

(ii) Share options

The following Directors were granted share options to subscribe for Shares:

Name of Directors	Date of share options granted	Share options balance at the Latest Practicable Date	Subscription price *HK$*	Exercise period
Mr. Horst Julius Pudwill	6.6.2001	800,000*	2.0920	6.6.2001 – 5.6.2006
	19.6.2001	3,000,000*	2.2600	19.6.2001 – 18.6.2006
	5.7.2001	1,200,000*	2.1480	5.7.2001 – 4.7.2006
	28.6.2002	12,864,000**	7.2000	28.6.2002 – 27.6.2007
Mr. Roy Chi Ping Chung	6.6.2001	1,000,000*	2.0920	6.6.2001 – 5.6.2006
	19.6.2001	1,000,000*	2.2600	19.6.2001 – 18.6.2006
	5.7.2001	1,000,000*	2.1480	5.7.2001 – 4.7.2006
	28.6.2002	6,432,000**	7.2000	28.6.2002 – 27.6.2007
Mr. Kin Wah Chan	30.4.2002	300,000**	6.4000	30.4.2002 – 29.4.2007
	5.7.2002	200,000**	6.7000	5.7.2002 – 4.7.2007
	18.10.2002	1,000,000**	5.9000	18.10.2002 – 17.10.2007
Mr. Chi Chung Chan	6.6.2001	500,000*	2.0920	6.6.2001 – 5.6.2006
	19.6.2001	500,000*	2.2600	19.6.2001 – 18.6.2006
	30.4.2002	300,000**	6.4000	30.4.2002 – 29.4.2007
	5.7.2002	200,000**	6.7000	5.7.2002 – 4.7.2007
Dr. Akio Urakami	6.6.2001	250,000*	2.0920	6.6.2001 – 5.6.2006
	30.4.2002	250,000**	6.4000	30.4.2002 – 29.4.2007
	5.7.2002	100,000**	6.7000	5.7.2002 – 4.7.2007
Mr. Vincent Ting Kau Cheung	30.4.2002	200,000**	6.4000	30.4.2002 – 29.4.2007
Mr. Joel Arthur Schleicher	30.4.2002	100,000**	6.4000	30.4.2002 – 29.4.2007
Mr. Christopher Patrick Langley	30.4.2002	100,000**	6.4000	30.4.2002 – 29.4.2007

Notes:

* Share options granted under the share option scheme adopted by the Company on 25th May, 2001.

** Share options granted under the share option scheme adopted by the Company on 28th March, 2002.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interest in the share capital of the Company or any associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein.

(b) Interests in contract or arrangement

Mr. Vincent Ting Kau Cheung is the managing partner of the firm of solicitors of Vincent T. K. Cheung, Yap & Co. (the "Firm"), which firm has been retained as the legal advisers to the Company (as to Hong Kong law) in connection with the Merger and will receive normal professional fees therefore. As advised by Mr. Vincent Ting Kau Cheung, the fees payable by the Company to the Firm represented less than 1% of the total fee income of the Firm for each of the Firm's two financial years ended 31st March, 2002. Based on the foregoing, the Directors (except Mr. Vincent Ting Kau Cheung) consider that Mr. Vincent Ting Kau Cheung's interest in the Merger to be immaterial. As at the Latest Practicable Date, Mr. Vincent Ting Kau Cheung was personally interested in 960,000 Shares and will be eligible to vote at the Extraordinary General Meeting.

None of the Directors is materially interested (other than the interest of Mr. Vincent Ting Kau Cheung in his capacity as legal advisers as mentioned above) in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group taken as a whole.

(c) Interests in assets

Since 31st December, 2001, the date to which the latest published audited financial statements of the Company were made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

MATERIAL CONTRACTS

Save as disclosed below, none of the Company or any other members of the Group has entered into any material contracts (not being contracts entered into in the ordinary course of business carried on by the Group) within the last two years preceding the date of this circular and which are or may be material:

1. the Merger Agreement;

2. a placing and underwriting agreement dated 25th April, 2002 made between Mr. Horst Julius Pudwill and Mr. Roy Chi Ping Chung (collectively, the "Vendors"), CLSA Limited ("CLSA") and the Company whereby, the Vendors had appointed CLSA and Cazenove Asia Limited as the placing agents to unconditionally place 60 million existing ordinary shares ("Placing Shares") of the Company at a price of HK$6.275 per Placing Share; and

3. a subscription agreement dated 25th April, 2002 made between Mr. Horst Julius Pudwill and Mr. Roy Chi Ping Chung (collectively, the "Subscribers") and the Company whereby, the Subscribers agreed to subscribe for 60 million new Shares ("Subscription Shares") at a price of HK$6.275 per Subscription Share.

SUBSTANTIAL SHAREHOLDER

Other than the interests disclosed under the heading "Disclosure of Interests" above, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no other person as having an interest representing 10% more of the issued share capital of the Company as at the Latest Practicable Date.

SERVICE CONTRACTS

(a) The Group

None of the Directors has an unexpired service contract with the Company or any of its subsidiaries which is not determinable by the Company or the relevant subsidiary within one year without payment of compensation, other than statutory compensation.

(b) The Royal Group

Save for the service agreement of Mr. Michael Merriman as disclosed in the paragraph headed "Information on Royal" under the "Letter from the Board" of this circular, none of the directors of Royal has an unexpired service contract with Royal or any of its subsidiaries which is not determinable by Royal or the relevant subsidiary within one year without payment of compensation, other than statutory compensation.

LITIGATION

(a) The Group

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

(b) The Royal Group

The Hoover Company ("Hoover") filed a lawsuit in federal court, in the Northern District of Ohio (case #1:00cv0347), against Royal on 4th February, 2000, under the patent, trademark, and unfair competition laws of the US. The Complaint asserted that Royal's Dirt Devil Easy Steamer infringed three utility patents and two design patents held by Hoover, and also that the Easy Steamer design infringed the trade dress of Hoover's carpet extractor products. Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:01cv2775), against Hoover on 10th December, 2001, under the patent, trademark and unfair competition laws of the US. The Complaint asserted that Hoover infringed certain patents relating to bagless technology held by Royal. As advised by Royal's management, no provision was made by Royal for this lawsuit in its financial statements for the two years ended 31st December, 2001 as it was not certain, based on available information at the relevant year end date, whether this lawsuit would crystallise into a liability to Royal. On 17th October, 2002, Royal and Hoover reached a settlement of all patent-related litigation described above. Hoover has granted rights to Royal with regard to its existing carpet extractor patents. Royal has granted rights to Hoover with regard to its existing bagless upright vacuum cleaner patents. The settlement includes cash payments to Royal.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv0338), against Bissell Homecare, Inc. ("Bissell") on 22nd February, 2002, under the patent, trademark and unfair competition laws of the US. The Complaint asserts that Bissell infringes certain patents relating to bagless technology held by Royal. Royal has already proven the validity of the patents of its bagless vacuum technology by obtaining favourable settlements from Hoover as mentioned above. Royal seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Royal and the amount of damages will be determined by the relevant US courts. As advised by Royal's management, Royal's attorneys and Bissell's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. As advised by Royal's management, if Royal were to lose this lawsuit, which Royal's management believes to be unlikely, it would not have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Bissell Homecare, Inc. ("Bissell") filed a lawsuit in federal court, in the Eastern District of Michigan (case #1:02cv71079), against Royal on 20th March, 2002, under the patent, trademark and unfair competition laws of the US. On 25th April, 2002, Royal filed a Motion to Transfer the case from the Eastern District of Michigan to the Northern District of Ohio. On 19th June, 2002, the Court transferred the case to the Northern District of Ohio. On 15th July, 2002 the case (now 1:02cv1358) was assigned to Judge Leslie Wells in the Northern District of Ohio. The Complaint asserts that Royal's Dirt Devil Easy Steamer and Platinum Force Extractor infringes certain patents held by Bissell. As advised by Royal's management, these products account for less than 10% of the total revenue and profit of Royal. Bissell seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Bissell and the amount of damages will be determined by the relevant US courts. As further advised by Royal's management, Bissell's attorneys and Royal's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. Royal is vigorously defending the suit and believes it is without merit. According to the opinion of Royal's legal advisers, Royal's management believes that Royal has a good defence against this lawsuit. In addition, Royal's management believes that its claims against Bissell for infringement of Royal's bagless vacuum technology as mentioned above would more than offset Bissell's claims against Royal under this lawsuit. As further advised by Royal's management, no provision was made by Royal for this lawsuit in its financial statements for the year ended 31st December, 2002 as it was not certain, based on all available information on 31st December, 2002, whether this lawsuit would crystallise into a liability of Royal. Nevertheless, if Bissell were to prevail on all of its claims, it would have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv1127), against White Consolidated, Ltd. (Eureka) on 14th June, 2002, under the patent, trademark and unfair competition laws of the US. The Complaint asserts that Eureka infringes certain patents relating to bagless technology held by Royal. Royal has already proven the validity of the patents of its bagless vacuum technology by obtaining favourable settlements from Hoover as mentioned above. Royal seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Royal and the amount of damages will be determined by the relevant US courts. As advised by Royal's management, Royal's attorneys and Eureka's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. As further advised by Royal's management, if Royal were to lose this lawsuit, which Royal's management believes to be unlikely, it would not have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Royal filed a lawsuit in federal court, in the Northern District of Ohio (case #1:02cv2249) against Euro-Pro Corporation and Sanyo North America Corporation (together referred to as "Defendants") on 15th November, 2002, under the patent, trademark and unfair competition laws of the US. The Complaint asserts that the Defendants infringe certain patents relating to bagless technology held by Royal. Royal has already proven the validity of the patents of its bagless vacuum technology by obtaining favourable settlements from Hoover as mentioned above. Royal seeks damages, injunction on future production and legal fees. No specific amount of damages was claimed by Royal and the amount of damages will be determined by the relevant US courts. As advised by Royal's management, Royal's attorneys and the Defendants' attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. As further advised by Royal's management, if Royal were to lose this lawsuit, which Royal's management believes to be unlikely, it would not have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Phone Zap, LLC ("Phone Zap") filed a lawsuit in US District Court, District of Columbia (case #1:03cv00013), against Royal and Privacy Technologies, Inc., a subsidiary of Royal, on 6th January, 2003, under the patent, trademark and unfair competition laws of the US. No specific amount of damages has been quantified by Phone Zap and the amount of damages will be determined by the relevant US courts. The Complaint asserts trademark infringement by Royal and Privacy Technologies, Inc. with its Telezapper® trademark. As advised by Royal's management, these products account for approximately 30% of the total revenue and profit of Royal. As further advised by Royal's management, Phone Zap's attorneys and Royal's attorneys have exchanged correspondence and other pre-trial court documents and no court hearing has been fixed for this lawsuit as at the Latest Practicable Date. Royal is vigorously defending the suit and believes it is without merit. According to the opinion of Royal's legal advisers, Royal's management believes that there are significant weaknesses in Phone Zap's lawsuit. To begin with, Phone Zap's trademark application appears to be invalid. Even assuming that such trademark application is valid, Phone Zap has to prove that customers were misled by Royal's products and thought that they were buying Phone Zap's products, which are not even available at retail. Accordingly, the Directors consider the chance of Phone Zap being prevailed on all of its claims to be low. As further advised by Royal's management, no provision was made by Royal for this lawsuit in its financial statements for the year ended 31st December, 2002 as it was not certain, based on all available information on 31st December, 2002, whether this lawsuit would crystallise into a liability of Royal. Nevertheless, if Phone Zap were to prevail on all of its claims, it would have a material adverse effect on Royal's consolidated financial position, results of operations or cash flows.

Royal is involved in various other claims and litigation arising in the ordinary and normal course of business and the amount of each such claims and litigation does not exceed US$100,000 (or HK$780,000). Royal has product liability and general liability insurance policies in amounts that should cover such claims and Royal's management believes such insurance coverage to be reasonable. There can be no assurance, however, that such insurance will be adequate to cover all potential product or other liability claims against Royal. In the opinion of Royal's management, the ultimate resolution of these actions will not materially affect the consolidated financial position, results of operations or cash flows of Royal.

MISCELLANEOUS

1. The registered office of the Company is situated at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.

2. The Secretary of the Company is Mr. Chi Chung Chan who is a fellow member of The Chartered Association of Certified Accountants and The Hong Kong Society of Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong.

3. The registrars and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

4. The English text of this circular and proxy form shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong during normal business hours up to and including 31st March, 2003:

(a) the memorandum and articles of association of the Company;

(b) the annual report of the Company for the year ended 31st December, 2001 and the annual reports of Royal for each of the years ended 31st December, 2000 and 2001;

(c) the interim report of the Group for the six months ended 30th June, 2002;

(d) the relevant provisions of the OGCL regarding the rights and obligations of the holders of Dissenting Shares; and

(e) the material contracts referred to on page 122 in this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

TECHTRONIC INDUSTRIES COMPANY LIMITED
創 科 實 業 有 限 公 司
(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Extraordinary General Meeting") of the shareholders of Techtronic Industries Company Limited (the "Company") will be held at Chatham Room, Level 7, Conrad Hong Kong ,Pacific Place, 88 Queensway, Hong Kong on 31st March, 2003 at 9:30 a.m., for the purpose of considering and, if thought fit, passing with or without amendments, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT the Merger Agreement (as defined in the circular dated 6th March, 2003 issued by the Company to its shareholders (the "Circular"), a copy of which has been produced to this meeting and marked "A" and signed by the Chairman of this meeting for the purpose of identification), the Merger (as defined in the Circular, a copy of which has been produced to this meeting and marked "B" and signed by the Chairman of this meeting for the purpose of identification) and all other transactions contemplated therein, be and are hereby confirmed and approved and any director of the Company as directed by the board of the Company be authorised to execute all such documents and to do all such acts, matters and things as he may in his discretion consider necessary or desirable on behalf of the Company for the purpose of or in connection with the Merger or the implementation or the exercise or enforcement of any of the rights and performance of the obligations under the Merger Agreement."

By order of the board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 6th March, 2003

Registered Office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. Where there are joint registered holders of any share, any one of such persons may vote at the Extraordinary General Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Extraordinary General Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy shall not preclude members from attending and voting in person at the Extraordinary General Meeting or at any adjourned meeting should they so wish.

此乃重要通函　謹請立即處理

閣下如對本通函之內容或應辦理之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有創科實業有限公司（「本公司」）之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或辦理轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
（於香港註冊成立之有限公司）

主要交易

一建議以合併方式收購

ROYAL APPLIANCE MANUFACTURING CO.

本公司謹訂於二零零三年三月三十一日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會（「股東特別大會」），大會通告載於本通函第127頁及第128頁。無論　閣下擬出席股東特別大會與否，務請填妥隨附之代表委任表格並盡快交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

二零零三年三月六日

目　錄

頁次

釋　義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「收購人」	指	RAMC Holdings, Inc.，其為一間在美國特拉華州註冊成立之公司，並為本公司之直接全資附屬公司
「聯屬公司」	指	被另一間公司透過一家或以上之中介機構直接或間接控制，或與該間公司受到共同方控制之公司
「董事會」	指	本公司之董事會
「協議完成」	指	合併協議之完成
「本公司」	指	創科實業有限公司，於香港註冊成立之公眾股份有限公司，其股份在聯交所上市
「董事」	指	本公司之董事
「不同意合併之股份」	指	緊接生效時間之前已發行在外並由其持有人按照俄亥俄州公司法第1701.85條規定正式提出要求支付公平現金價值所涉及之Royal普通股
「生效時間」	指	按照俄亥俄州公司法規定合併事項之生效時間
「擴大後集團」	指	於實施合併事項後經擴大之本集團
「股東特別大會」	指	本公司就批准合併事項而將召開之股東特別大會
「公認會計原則」	指	一般獲採納之會計原則
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零三年三月三日，即本通函付印前確定其內所載若干資料之最後實際可行日期

「上市規則」	指	聯交所證券上市規則
「合併事項」	指	根據合併協議之條款及條件將被合併附屬公司合併於Royal之內
「合併協議」	指	Royal、本公司、收購人及被合併附屬公司於二零零二年十二月十六日訂立之合併協議及計劃
「合併代價」	指	就每股已發行在外之Royal普通股支付之現金代價7.37美元
「被合併附屬公司」	指	TIC Acquisition Corp.，其為一間在美國俄亥俄州註冊成立之公司，並為本公司之間接全資附屬公司
「紐約證交所」	指	紐約證券交易所
「俄亥俄州公司法」	指	俄亥俄州綜合公司法
「期權股份合併代價」	指	合併代價減去每份Royal購股權行使價（如有）後將其超出數額（如有）與於生效時間上述購股權如獲全面行使而須發行之Royal普通股總數兩者相乘之等額現金
「Royal」	指	Royal Appliance Manufacturing Co.，其為一間在美國俄亥俄州註冊成立之有限公司，其普通股在紐約證交所上市及買賣
「Royal普通股」	指	Royal之無面值普通股
「Royal集團」	指	Royal及其附屬公司
「Royal股東」	指	Royal普通股持有人
「Royal股東特別大會」	指	Royal就考慮並酌情批准合併事項而訂於二零零三年四月十五日或相若日期舉行之股東特別大會

「Royal購股權」	指	Royal每份尚未獲行使之購股權、認股權證、虛擬股權或其他證券（包括授予Royal董事、顧問及僱員之任何購股權）
「Royal購股權計劃」	指	Royal採納藉以向Royal之董事、顧問及僱員授予購股權、認股權證、虛擬股權或其他證券之所有獎勵計劃
「披露權益條例」	指	證券（披露權益）條例（香港法例第396章）
「美國證券委員會」	指	美國證券及交易委員會
「股份」	指	本公司股本中每股面值0.20港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「美國」	指	美利堅合眾國
「港元」	指	香港法定幣值
「美元」	指	美國法定幣值

除另有註明者外，本通函內所載財務資料之美元金額折為港元計算所採用之兑換率為1美元：7.8港元。上述換算僅為方便讀者參閱，並不表示有關金額已經按照或可以按照上述兑換率或任何其他兑換率折算為港元。

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
（於香港註冊成立之有限公司）

執行董事：
Horst Julius Pudwill先生
（主席兼行政總裁）
鍾志平先生
（董事總經理）
陳建華先生
陳志聰先生
浦上彰夫博士

非執行董事：
吉川進先生

獨立非執行董事：
張定球先生
Joel Arthur Schleicher先生
Christopher Patrick Langley先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

主要交易
—建議以合併方式收購
ROYAL APPLIANCE MANUFACTURING CO.

緒言

於二零零二年十二月十八日，董事會宣佈本公司、Royal、收購人及被合併附屬公司已於二零零二年十二月十六日訂立合併協議；據此，各訂約方已同意在若干條件之規限下，於生效時間：

(a) 透過將被合併附屬公司合併於Royal之方式，Royal將成為本公司之間接全資附屬公司；於合併事項完成後，被合併附屬公司將不再具獨立公司法人身份，而Royal將為繼續經營之公司；

(b) 每股已發行在外之Royal普通股將會被轉換為可以現金收取合併代價之權利，惟下列者除外：(i) Royal以庫存方式持有之任何Royal普通股、(ii) Royal及Royal之任何直接或間接全資附屬公司所擁有或收購人或收購人之任何聯屬公司所擁有之任何Royal普通股及(iii)任何不同意合併之股份；及

(c) 每份尚未獲行使之Royal購股權將會被註銷，並將會被轉換為可以現金收取期權股份合併代價之權利。

由於合併事項之估計代價總額高於本公司最新公佈截至二零零二年六月三十日止六個月之未經審核綜合有形資產淨值之50%惟低於100%，故合併事項構成上市規則所界定本公司之主要交易，須於股東特別大會上獲得股東批准。

本通函旨在向　閣下提供有關合併事項之進一步資料及尋求　閣下於股東特別大會上批准合併事項。

合併協議

訂立協議日期　：　二零零二年十二月十六日

訂約方　：
1. 本公司；
2. Royal；
3. 收購人，其為本公司之直接全資附屬公司；及
4. 被合併附屬公司，其為本公司之間接全資附屬公司。

Royal及其股東均為與本公司及其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連之獨立人士。據董事所知，截至最後實際可行日期，Royal及其股東均無持有任何本公司之股份。

截至最後實際可行日期，本集團、本公司及其附屬公司之董事均無持有任何Royal普通股或Royal購股權。

以下為合併協議之主要條款及條件概要：

(a) 合併事項

於生效時間，根據俄亥俄州公司法，被合併附屬公司將會合併於Royal之內；在此之後，被合併附屬公司將不再具獨立公司法人身份。Royal將成為合併事項中繼續經營之公司，而在下文(c)段之規限下，Royal之公司法人身份連同其所有經營宗旨、目的、權利、特權、權力、豁免權及專利權將會持續並且不受合併事項之影響。

於合併事項完成後，Royal之業績及資產與負債將會採用收購會計法綜合計入本公司之財務報表內。於綜合Royal之賬目時產生之商譽約558,500,000港元為收購成本超出本集團佔Royal於收購日可區分資產及負債之公平價值數額。按照本集團之會計政策，上述商譽將會資本化並按其使用年期為二十年以直線法攤銷。此外，上述商譽於本集團之資產負債表中會另行呈列。

合併事項將於符合俄亥俄州公司法之相關條文規定格式及經簽署之合併證明書已正式提交美國俄亥俄州州務卿之時，或於Royal與收購人雙方同意並於合併證明書內註明之較後日期或時間起生效。當合併事項於二零零三年四月十五日或相若日期舉行之Royal股東特別大會上獲得所需大多數之Royal股東批准後，預計合併證明書將會提交美國俄亥俄州州務卿存案。預計合併事項將與協議完成於相若時間同時生效，即為二零零三年四月三十日之前。

合併協議規定，緊隨生效時間前被合併附屬公司之現任董事及主管人員將於合併事項完成後分別出任Royal之董事及主管人員。於協議完成時，Royal之全體現任五位非執行董事將會辭去在Royal董事會之職務。Michael J. Merriman先生是Royal唯一之執行董事，彼將於協議完成後留任Royal之執行董事、總行政主管兼總裁。有關Merriman先生之進一步資料載於下文「Royal之資料」一段。除上文所述者外，目前無意於協議完成時對Royal之任何現任董事及行政人員作出任何變動。

(b) 公司組織章程及細則

因進行合併事項關係，被合併附屬公司之公司組織章程及細則須分別為Royal作為繼續經營之公司其本身之公司組織章程及細則，直至按照合併協議或適用法例規定之方式於其後作出改動或修訂為止。

由於Royal之現行公司組織章程及細則乃適用於在紐約證交所上市之公司，於合併事項完成後其對收購人將會構成不恰當之局限，故被合併附屬公司之公司組織章程及細則將會成為Royal作為繼續經營之公司其本身之公司組織章程及細則。目前無意於合併事項完成後對被合併附屬公司之公司組織章程及細則作出任何重大改動。

(c) 合併事項對股本及購股權之影響

於生效時間，根據合併事項：

(i) *註銷Royal之庫存股份及Royal擁有之股份*

Royal及Royal之任何直接或間接全資附屬公司所擁有或收購人或收購人之聯屬公司所擁有或Royal以庫存方式持有之每股Royal普通股須自動註銷、作廢及不得再存有，並且毋須就此支付任何交換代價。

截至最後實際可行日期，Royal以庫存方式持有13,102,507股Royal普通股。除上文所述者外，Royal或Royal之任何直接或間接全資附屬公司或收購人或收購人之聯屬公司均無擁有任何Royal普通股。

(ii) *轉換Royal普通股*

截至最後實際可行日期，已發行在外之Royal普通股為數12,816,452股（不包括Royal以庫存方式持有之Royal普通股）。每股已發行在外之Royal普通股（不同意合併之股份除外）須自動被轉換為可收取由本公司或其交易代理人按照下文(vi)分段所述方式以現金支付合併代價7.37美元之權利。

(iii) *Royal購股權計劃*

Royal須採取一切必需行動以確保於生效時間每份尚未獲行使之Royal購股權（不論是否既定授予或未既定授予、可行使或不可行使）均須予以撤銷並將其轉換為可收取期權股份合併代價之權利。根據每股之平均行使價約3.98美元計算，本公司或其交易代理人按照下文(vi)段所述方式須以現金支付之每股期權股份合併代價將約為3.39美元。Royal購股權持有人對合併事項並無投票權，而根據Royal購股權計劃或俄亥俄州公司法規定，彼等亦不獲任何替代補償之安排。

有別於不同意合併之股份持有人，Royal購股權持有人無權根據俄亥俄州公司法要求訂出其購股權之公平價值。任何不欲收取期權股份合併代價之Royal購股權持有人可採取以下任何一項行動。

首先，彼可以將其持有之Royal購股權轉換為Royal普通股，並於Royal股東特別大會上就該等股份投票贊成合併事項及收取合併代價。

其次，彼亦可以將其持有之Royal購股權轉換為Royal普通股，並於Royal股東特別大會上就該等股份投票反對合併事項及如下文(vii)段所述根據俄亥俄州公司法要求訂出其所持股份之公平價值。

第三，彼可以將其持有之Royal購股權轉換為Royal普通股然後在市場上出售。

任何於生效時間前未有採取上述任何一項行動之Royal購股權持有人將於合併事項生效時收取期權股份合併代價。據Royal之管理層表示，基於採取以上行動之Royal購股權持有人須以私人或透過借貸方式籌措行使Royal購股權所需款項，加上合併代價高於尚未獲行使Royal購股權之行使價及Royal普通股現時之市價，故董事預計只會有極少數Royal購股權持有人採取以上任何一項行動。

在不影響尚未獲行使Royal購股權持有人現有權利之情況下，Royal購股權計劃須於生效時間起予以終止，在此之後不得再授出其他Royal購股權，而涉及發出或授予任何其他關於Royal或Royal之任何附屬公司股本權利之任何其他計劃或安排之條文亦須於生效時間起予以終止。根據Royal購股權計劃及Royal之任何其他購股權計劃或安排之條款，Royal之董事會有權於日後管理及終止Royal購股權計劃及上述其他購股權計劃或安排之運作。

(iv) *Royal普通股之註銷及作廢*

於生效時間，所有Royal普通股（按照上文(i)段將予註銷之股份及下文(vii)段所述不同意合併之股份除外）不得再向外發行及須自動註銷、作廢及不得再存有；除可於交回有關股票後收取合併代價（不附利息）之權利外，上述各Royal普通股股票之持有人不再享有任何相關權利。

(v) *被合併附屬公司之股本*

緊隨生效時間前每股已發行在外之被合併附屬公司普通股將會被轉換為一股Royal普通股。

(vi) *付款程序*

於生效時間前，被合併附屬公司會將就合併事項須付之估計代價總額約105,500,000美元（或822,900,000港元）存放於一位獲Royal與本公司接受之交易代理人。於生效時間過後，本公司或交易代理人將會盡快向每位Royal股東及Royal購股權持有人發出一份遞交函件及指示，安排彼等提交根據合併協議有權收取款項（如有）所代表之Royal股份或購股權、認股權證、虛擬購股權或任何其他證券之股票或其他文件，以便交換根據合併協議就該等有權收取款項之Royal股份或購股權、認股權證、虛擬購股權或任何其他證券而支付合併代價。

每位Royal股東及Royal購股權持有人須將有關股票連同填妥之遞交函件交回交易代理人後，方有權收取給予Royal股東及Royal購股權持有人之代價（須扣除任何預扣稅項）。本公司將不會就給予Royal股東及Royal購股權持有人之代價支付利息。除非有關股票已獲正式背書或填妥轉讓表格，否則交易代理人將不會向任何非屬交回股票之登記持有人之人士支付任何款項。此外，任何要求收取款項之人士須就付款予非屬交回股票之登記持有人之人士而繳納任何轉讓稅或其他稅項，或須令交易代理人確信已繳納或毋須繳納上述稅項。

(vii) *不同意合併之股份*

不同意合併之股份不可以轉換為亦無權收取合併代價，惟依據俄亥俄州公司法第1701.85條之規定，其可以被轉換為收取因應該等不同意合併之股份而釐訂之應付代價之權利。俄亥俄州公司法第1701.85條規定，於合併事項在Royal股東特別大會上獲Royal股東批准後之十日內，任何並無對合併事項投贊成票之Royal股東可提出書面要求，表明彼認為其所持有不同意合併之股份應具之公平價值。倘若該Royal股東與Royal於提出上述書面要求後三個月內仍未能就不同意合併之股份之公平價值達成協議，則任何一方可向俄亥俄州法院申請就釐訂該等不同意合併之股份之公平價值作出裁決。根據俄亥俄州公司法，上述安排乃Royal與不同意合併之股份持有人所協定。然而，由於本公司為預期中Royal之最終控股公司，Royal與不同意合併之股份持有人商討上述公平價值時將需要適當地考慮本公司之觀點。於俄亥俄州法院釐訂上述公平價值後，按法律規定須由Royal（而非本公司）履行向不同意合併之股份

持有人支付上述公平價值之責任。提出上述申請之費用由不同意合併之股份持有人承擔。倘若任何不同意合併之股份持有人於俄亥俄州公司法規定之時限內仍未向俄亥俄州法院提出上述申請，則其就不同意合併事項所享有之權利將會作廢，並會轉而為可收取合併代價之權利。

(viii) *不再享有Royal之擁有權*

於生效時間過後，除如上文(vii)段所述根據俄亥俄州公司法允許行使不同意合併事項之權利，或交回代表其持有Royal普通股之股票以便交換收取給予Royal股東於交回股票時其所代表之代價之權利外，Royal股東（包括不同意合併之股份持有人）將不再享有任何作為Royal股東之權利。本公司或Royal作為繼續經營之公司對於生效時間以後屆滿五年（或按美國法例就美國政府機關充公被放棄認領財產而規定之較早期限）時仍未能向Royal作為繼續經營之公司提交所持股票或（如適用）購股權證書之任何Royal普通股或Royal購股權持有人，將毋須再承擔向彼等支付合併代價或（如適用）期權股份合併代價之責任。

於生效時間過後，除合併協議預計進行之轉讓外，將不再受理在Royal之股份轉讓名冊上登記Royal普通股之轉讓手續。於生效時間過後，任何交回辦理轉讓手續代表Royal普通股之股票將會被註銷及被轉換為可收取給予Royal股東之代價之權利。

(d) 代價

截至最後實際可行日期，(i)已發行在外之Royal普通股為數12,816,452股（不包括Royal以庫存方式持有之Royal普通股）及(ii)尚未獲行使之Royal購股權涉及之未發行Royal普通股為數2,758,540股。尚未獲行使之Royal購股權之平均行使價約為每股3.98美元。Royal購股權之行使價乃於合併協議之訂立日期前按照Royal購股權計劃之條款而釐訂，而Royal購股權之平均行使價為每股3.98美元，較合併代價約低46%。

假定並無存在不同意合併之股份，根據合併代價與期權股份合併代價計算，董事估計本公司根據合併事項須付之代價總額將不會超過105,500,000美元（或822,900,000港元），而合併事項之費用及開支（包括會計及法律費用）將約為2,000,000美元（或15,600,000港元）。**股東請注意：本公司須支付之代價總額高低須視乎有否出現任何不同意合併之股份及雙方所協定或俄亥俄州法院釐訂（視情況而定）之公平價值而定。**本公司將於獲悉有關資料後盡快另行發出公佈通知本公司股東關於Royal股東特別大會之表決結果、有否出現任何不同意合併之股份及本公司根據合併事項最終須付之金額。

合併代價每股Royal普通股7.37美元乃參照Royal之未計利息、税項、折舊及攤銷前之往績盈利而釐訂，其較：

(i) 於二零零二年十二月十六日紐約證交所所報每股Royal普通股之收市價5.98美元溢價約23.24%；

(ii) 於直至二零零二年十二月十六日止連續十個交易日內紐約證交所所報每股Royal普通股之收市價平均值5.181美元溢價42.25%；

(iii) 於最後實際可行日期紐約證交所所報每股Royal普通股之收市價7.30美元溢價約0.96%；

(iv) 於直至最後實際可行日期止連續十個交易日內紐約證交所所報每股Royal普通股之收市價平均值7.309美元溢價約0.83%；

(v) 於二零零一年十二月三十一日每股Royal普通股之經審核綜合有形資產淨值約3.12美元（根據已發行在外之Royal普通股12,365,700股計算）溢價約136.22%；及

(vi) 於二零零二年九月三十日每股Royal普通股之未經審核綜合有形資產淨值約2.88美元（根據已發行在外之Royal普通股13,102,800股計算）溢價約155.90%。

此外，根據Royal於截至二零零二年十二月三十一日止年度之預測盈利計算，合併代價相等於市價與盈利比率為10.68倍。

董事（包括獨立非執行董事）認為經計及Royal持有之品牌組合，包括Dirt Devil®、Royal®及Telezapper®等均屬具悠久知名度之品牌，上述溢價乃屬公平及合理。以Dirt Devil®及Royal®品牌經銷之主要產品包括直立式及手提吸塵機、圓筒型吸塵機及輕便直立式吸塵機。以Telezapper®品牌經銷之主要產品包括一款電話附加裝置，可拒接無意接聽之直銷電話及將用戶之電話號碼從電話直銷營運商之電腦化撥號名單上刪除。Royal產品之主要市場為北美洲。

在釐訂合併代價時，本公司亦考慮到Royal於截至二零零二年九月三十日止季度之季度報告內所披露之最近期財政狀況及經營前景（包括下文「Royal之資料」一段及本通函附錄四內「訴訟」一節所披露Royal集團所提出或面對之法律訴訟）。據Royal之管理層表示，Royal對該公司及／或其附屬公司面對指控而尚未解決之每宗法律訴訟皆持有充份之答辯理據。

倘若合併事項生效，須於生效時間過後盡快以現金方式向Royal股東（不同意合併之股份持有人除外）及Royal購股權持有人（視情況而定）支付合併代價及期權股份合併代價（視情況而定）。有關付款程序之進一步詳情載於上文「合併事項對股本及購股權之影響」一段內(vi)分段。

本公司將會以內部資源及以銀行借貸支付合併事項之代價。截至最後實際可行日期，董事仍未就以內部資源與以銀行借貸支付合併事項代價之攤佔比例作出最後決定。計及本集團截至二零零二年十二月三十一日手頭持有及存放於銀行之現金約1,794,000,000港元，本集團將有能力以其內部現金資源全數支付合併事項之估計代價總額。

(e) 不同意合併之股份對合併事項之影響

誠如上文所述，本公司根據合併事項須付之最終代價金額須因應不同意合併之股份（如有）而作出調整。截至最後實際可行日期，由於仍未得悉Royal股東特別大會之表決結果，故本公司無法合理地估計到須就不同意合併之股份（如有）所付之金額。於合併事項生效時，Royal股東之權利將會自動被轉換為可收取合併代價或（如適用）按俄亥俄州法院釐訂不同意合併之股份公平價值之權利。

基於以上所述，董事認為不同意合併之股份（如有）對收購人佔Royal之股權百分比或實施合併事項之時間表均不會構成影響。

股東請注意：倘若於緊接生效時間前不同意合併之股份數目高於發行在外之Royal普通股總數，則收購人有權終止合併協議。即使於緊接生效時間前不同意合併之股份數目低於發行在外之Royal普通股總數之10%以致收購人未能據此終止合併協議，俄亥俄州法院將會根據諸如Royal以往股價、每股盈利及每股有形資產淨值等客觀因素而非根據主觀因素以釐訂不同意合併之股份之公平價值。由於合併代價高出Royal以往股價及每股有形資產淨值，董事預計俄亥俄州法院釐訂不同意合併之股份（如有）之公平價值應不會大幅偏離合併代價之水平。因此，董事認為不同意合併之股份（如有）及任何相關之法律費用及開支將不會導致合併事項按上市規則界定之分類由「主要交易」轉而成為「非常重大收購事項」。

(f) 條件

合併協議須待下列主要條件獲達成或獲有關訂約方豁免，方可作實：

(i) 合併事項獲得Royal股東於Royal股東特別大會上批准，以及獲得本公司股東於股東特別大會上批准；

(ii) Royal、收購人、被合併附屬公司或彼等之任何附屬公司就完成合併事項及合併協議內預計進行之其他交易獲得所需之一切同意、批准及辦理有關向任何政府機關提交文件存案及發出通知之手續（包括如上文(a)段所述提交美國俄亥俄州州務卿存案之合併證明書）；以上各項乃為倘若未能辦妥則於合理情況下預計會對Royal作為繼續經營之公司及其附屬公司整體上構成嚴重負面影響之事項，而上述辦理事項其所具之形式及具體內容亦必須令收購人感到合理滿意；

(iii) 任何具有適當司法管轄權之法院或其他政府機關並無制訂、頒佈、執行或發佈任何裁決、指令、頒令、法令、法律、條例、規則或規例或其他法定限制或禁令（「限制事項」）從而影響協議完成或導致合併協議內預計進行之交易受到禁制；惟各訂約方在遵守此項條件之同時須採取商業上之合理措施以防止遭受提出任何上述限制事項並在遭受提出任何上述限制事項時盡速提出上訴；

(iv) 根據Hart-Scott-Rodino Antitrust Improvements Act of 1976（經修訂）及任何其他適用之外國反壟斷法例規定，適用於完成合併事項須符合之等候期或相若期間（包括任何延期）已屆滿或被終止；及

(v) 收購人收到證明顯示不同意合併之股份數目佔緊接生效時間前已發行在外Royal普通股之總數不高於10%，而上述證明其所具之形式及具體內容亦必須令收購人感到合理滿意。不同意合併之股份數目將於Royal股東特別大會舉行之日及無論如何不遲於其後之十日知悉。

按現時之意向，(i)、(ii)、(iv)及(v)項條件不會獲得合併協議之訂約方豁免。截至最後實際可行日期，(iv)項條件已獲達成。

(g) Royal股東之批准

俄亥俄州公司法及Royal之公司組織章程規定，合併事項須獲得出席Royal股東特別大會投票之Royal股東其中三分之二批准，方可作實。

Richmont Capital Partners I, L.P.及E. Patrick Nalley（以個人身份及以Eldon P. Nalley之受託人身份U/T/A日期：一九九三年一月十八日）合共持有3,989,900股Royal普通股，約佔截至最後實際可行日期已發行Royal普通股總數之31.13%。上述人士均為與本公司及其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士並無關連之獨立第三者。彼等已向本公司作出承諾，只要Royal之董事會仍然推薦Royal股東投票贊成合併事項，則彼等亦將會投票贊成合併事項。

(h) 協議完成

除非訂約方另行協定其他日期或時間，否則合併協議將於訂約方指定之某日上午十時（美國時間）完成，該期限須不遲於上文所列條件（不包括因本身條款所限以致未能於協議完成日期前獲達成之條件，指如有而言）獲達成或豁免（須受適用法例之規限）後第二個營業日。

預期合併協議將於二零零三年四月三十日或之前完成。

合併事項前後本集團之企業架構

以下為合併事項前後本集團之企業架構簡圖：

合併事項前


本公司
100%
收購人
100%
被合併附屬公司
Royal 購股權持有人
Royal 股東
Royal

合併事項進行期間（即將被合併附屬公司合併於Royal之內）


本公司
100%
收購人
100%
被合併附屬公司
合併事項
Royal 購股權持有人
Royal 股東
Royal

合併事項後


本公司
100%
收購人
100%
Royal

收購人及被合併附屬公司之資料

收購人為一間於二零零二年十二月九日在美國特拉華州註冊成立之有限公司，其成立目的為於合併事項完成後擔任Royal之控股公司，其亦為本公司之直接全資附屬公司。被合併附屬公司為一間於二零零二年十二月六日在美國俄亥俄州註冊成立之有限公司，其成立目的為按照俄亥俄州公司法之規定進行合併事項，其亦為本公司之間接全資附屬公司。除訂立合併協議及進行該協議內預計之交易外，收購人及被合併附屬公司自其各自之註冊成立日期以來並無經營任何業務。除董事及主管人員外，收購人及被合併附屬公司均無聘用任何僱員。本公司之主席兼行政總裁Horst Julius Pudwill先生及本公司之董事總經理鍾志平先生均為收購人及被合併附屬公司之現任董事。

ROYAL之資料

Royal為一間在美國俄亥俄州註冊成立之有限公司，主要業務為開發、裝配、採購及經銷Dirt Devil®與Royal®品牌之吸塵機及其他家居與商用清潔用具，以及Telezapper®拒接來電儀器。Royal之法定股本包括(i) 101,000,000股Royal普通股及(ii) 1,000,000股優先股。截至最後實際可行日期，已發行在外之Royal普通股為數12,816,452股；(ii) Royal以庫存方式持有之Royal普通股為數13,102,507股；及(iii)尚未獲行使之Royal購股權涉及之未發行Royal普通股為數2,758,540股。截至最後實際可行日期，並無任何已發行之Royal優先股。除上文所述者外，截至最後實際可行日期，Royal並無任何尚未獲行使之認股權證、購股權或可換股證券。Royal普通股自一九九二年起在紐約證交所以「RAM」之股份代號報價。根據於最後實際可行日期紐約證交所所報每股Royal普通股之收市價7.30美元及已發行Royal普通股12,816,452股計算，Royal之總市值（假定截至最後實際可行日期並無任何Royal購股權獲行使）約為93,560,099美元（或729,768,772港元）。於合併事項完成後，除收購人外，Royal將再無任何其他股東。因此，Royal普通股在紐約證交所之上市地位將於合併事項完成後被撤銷。**假定Royal股東特別大會將於二零零三年四月十五日或相若日期舉行，則預計Royal將於二零零三年四月三十日或相若日期撤銷其上市地位。董事相信，Royal普通股撤銷在紐約證交所之上市地位對本集團將不會構成任何嚴重負面影響。**

以下為摘錄自Royal截至二零零一年十二月三十一日止年度之年報內所載Royal截至二零零一年十二月三十一日止三個年度之經審核除稅前及除稅後綜合收入淨額及經審核綜合有形資產淨值，以及摘錄自於二零零三年二月十三日公佈Royal截至二零零二年十二月三十一日止年度之全年度業績內所載Royal截至二零零二年十二月三十一日止年度之經審核除稅前及除稅後綜合收入淨額：

	二零零二年十二月三十一日		截至二零零一年十二月三十一日止年度		截至二零零零年十二月三十一日止年度		一九九九年十二月三十一日	
	美元	*港元*	*美元*	*港元*	*美元*	*港元*	*美元*	*港元*
除稅前收入淨額	14,909,000	116,290,200	14,382,000	112,179,600	7,464,000	58,219,200	20,292,000	158,277,600
除稅後收入淨額	9,565,000	74,607,000	9,324,000	72,727,200	5,939,000	46,324,200	12,682,000	98,919,600
有形資產淨值	*(附註)*	*(附註)*	38,622,000	301,251,600	31,053,000	242,213,400	44,669,000	348,418,200

附註：截至最後實際可行日期，Royal仍未公佈經審核資產負債表。

Royal須於二零零三年三月三十一日或之前向美國證券委員會提交截至二零零二年十二月三十一日止年度之年報，其中包括Royal於二零零二年十二月三十一日之經審核綜合資產負債表、截至二零零二年十二月三十一日止年度之經審核綜合營運報表及經審核綜合現金流動表連同相關附註，以作存案。截至最後實際可行日期，Royal仍未向美國證券委員會提交最新年報存案。**本公司將會適時發出公佈以披露上述年報內所載Royal之財務資料，並會連同因應上述已更新之Royal財務資料發表董事對合併事項所作之評論。**

誠如Royal截至二零零一年十二月三十一日止年度之年報所披露，Royal集團之若干客戶（包括Kmart）已根據美國適用之破產法例提交破產保護令申請。據Royal之管理層表示，該等正辦理破產程序之客戶其所欠賬款已於Royal之一般呆賬準備金中全數作出撥備。基於以上所述，董事認為上述呆賬對Royal集團之財政狀況應不會構成嚴重負面影響。

誠如上文所述，被合併附屬公司之現任董事（即Horst Julius Pudwill先生及鍾志平先生）將於合併事項生效時成為Royal之董事。此外，Royal之全體現任五位非執行董事將於協議完成時辭職。Michael J. Merriman先生是Royal唯一之執行董事，彼將於協議完成後留任Royal之執行董事、總行政主管兼總裁。除上文所述者外，目前無意於協議完成後對Royal之董事、行政人員及員工或業務作出任何變動。

Michael J. Merriman先生現年四十六歲，於一九九二年加入Royal擔任財務副總裁，並於一九九三年擔任Royal之董事。彼於一九九五年獲委任為Royal之總行政主管兼總裁。Merriman先生負責有關Royal之營運、市場推廣、銷售及技術、財務、品質及資訊科技之整體管理。於加入Royal前，彼曾任職於國際會計師行Authur Andersen & Co.達十四年。彼於一九九零年至一九九二年五月間擔任該會計師行特別服務部之合夥人及執業會計師，向高增長公司提供業務諮詢服務。於一九八三年至一九九零年間，Merriman先生負責管理該會計師行旗下此項分支業務內受客戶委託進行之合併、收購及核數工作。於過去五年，Merriman先生服務於WalMart轄下之供應商委員會，該會由十二位主要供應商之行政人員組成。此外，Merriman先生亦擔任National City Bank俄亥俄州分行董事會之董事。Merriman先生為Leadership Cleveland之成員，並服務於下列非牟利機構：Students in Free Enterprise (SIFE)前全國主席、Vacuum Cleaner Manufacturers Association (VCMA)及The Singing Angels之受託人。Merriman先生以優異成績畢業於John Carroll大學，持有工商管理學士學位，並服務於該大學之受託人委員會。Royal與Merriman先生訂有一項服務協議，該服務協議將會作出修訂以反映於合併協議完成後Royal之控制權變動。該服務協議於二零零二年三月十四日起計為期一年，除非其中一方發出通知，否則該協議自動續期。根據服務協議規定，Merriman先生目前之年薪為420,000美元（或3,276,000港元）。此外，根據服務協議規定，Merriman先生享有之福利包括：專用公司汽車、參加花紅獎勵計劃、會所會籍及其他諸如醫療、假期及退休金對應供款等一般福利。根據花紅獎勵計劃，花紅金額乃參照Royal截至二零零三年十二月三十一日止年度之未計利息、稅項、折舊及攤銷前之盈利而釐訂，最高金額為3,500,000美元（或27,300,000港元）。根據花紅獎勵計劃，Merriman先生有權收取Royal所付花紅總額其中之34%。

Royal為本集團客戶之一，其業務與本集團現有之地板護理產品業務相輔相成。截至二零零一年十二月三十一日止兩個年度及截至二零零二年六月三十日止六個月，本集團銷貨予Royal之金額分別約為304,729,000港元、336,190,000港元及176,678,000港元。截至二零零一年十二月三十一日止兩個年度及截至二零零二年六月三十日止六個月，本集團銷貨予Royal之未計利息及稅項前應佔溢利分別約為13,080,000港元、19,529,000港元及5,782,000港元。董事相信藉著加強本集團在地板護理產品市場上之產品開發、市場推廣及物流管理能力，合併事項可以為本集團橫向整合其現有之地板護理產品業務鋪路。

Royal集團之法律訴訟

於二零零零年二月四日，The Hoover Company（「Hoover」）根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Royal提出法律訴訟（案件編號#1:00cv 0347）。原訴人聲稱Royal之Dirt Devil Easy Steamer侵犯Hoover持有之三項功能專利權及兩項設計專利權，並聲稱Easy Steamer之設計侵犯Hoover地毯吸塵機產品之商標外觀。於二零零一年十二月十日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Hoover提出法律訴訟（案件編號#1:01cv 2775）。原訴人聲稱Hoover侵犯Royal持有之若干項關於無塵袋技術之專利權。據Royal之管理層表示，由於根據截至有關年度結算日所得資料未能肯定上述法律訴訟會否導致Royal須承擔賠償責任，故Royal於截至二零零一年十二月三十一日止兩個年度之財務報表內並無就上述法律訴訟作出撥備。於二零零二年十月十七日，Royal與Hoover就上述所有關於專利權之訴訟達成和解協議。Hoover將其持有之現有地毯吸塵機專利權授予Royal，而Royal則將其持有之現有無塵袋直立式吸塵機專利權授予Hoover。上述和解協議涉及向Royal支付現金。

於二零零二年二月二十二日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Bissell Homecare, Inc.（「Bissell」）提出法律訴訟（案件編號#1:02cv 0338）。原訴人聲稱Bissell侵犯Royal持有之若干項關於無塵袋技術之專利權。Hoover提出上文所述條款對Royal有利之和解協議，證明Royal持有之無塵袋吸塵機技術專利權具有效力。Royal要求獲得損害賠償、禁制日後生產及訟費。Royal並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層表示，Royal與Bissell雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。據Royal之管理層表示，倘若Royal在此宗法律訴訟中敗訴（Royal之管理層相信敗訴之可能性不大），其對Royal之綜合財務狀況、營運業績或現金流轉將不會構成嚴重負面影響。

於二零零二年三月二十日，Bissell Homecare, Inc.（「Bissell」）根據美國專利權、商標及不公平競爭法入稟密歇根州東區聯邦法院對Royal提出法律訴訟（案件編號#1:02cv 71079）。於二零零二年四月二十五日，Royal申請將案件由密歇根州東區移交俄亥俄州北區審理。於二零零二年六月十九日，法院將案件移交俄亥俄州北區審理。於二零零二年七月十五日，該案件（案件編號現為#1:02cv 1358）已交由俄亥俄州北區之Leslie Wells法官審理。原訴人聲稱Royal之Dirt Devil Easy Steamer及Platinum Force Extractor侵犯Bissell持有之若干項專利權。據Royal之管理層表示，上述產品佔Royal之總收入及盈利低於10%。Bissell要求獲得損害賠償、禁制日後生產及訟費。Bissell並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層進一步表示，Bissell與Royal雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。Royal正對上述指控提出有力答辯，並相信指控毫無理據。根據Royal之法律顧問意見，Royal之管理層相信Royal對該法律訴訟持有充份答辯理據。此外，Royal之管理層相信上文所述對Bissell就其侵犯Royal之無塵袋吸塵機技術而提出之索償將足以抵銷Bissell在此宗法律訴訟中向Royal提出之索償金額有餘。據Royal之管理層進一步表示，由於根據截至二零零二年十二月三十一日所得一切資料未能肯定上述法律訴訟會否導致Royal須承擔賠償責任，故Royal於截至二零零二年十二月三十一日止年度之財務報表內並無就上述法律訴訟作出撥備。然而，倘若Bissell就其提出之所有索償獲判勝訴，其對Royal之綜合財務狀況、營運業績或現金流轉將會構成嚴重負面影響。

於二零零二年六月十四日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對White Consolidated, Ltd.（「Eureka」）提出法律訴訟（案件編號#1:02cv 1127）。原訴人聲稱Eureka侵犯Royal持有之若干項關於無塵袋技術之專利權。Hoover提出上文所述條款對Royal有利之和解協議，證明Royal持有之無塵袋吸塵機技術專利權具有效力。Royal要求獲得損害賠償、禁制日後生產及訟費。Royal並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層表示，Royal與Eureka雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。據Royal之管理層進一步表示，倘若Royal在此宗法律訴訟中敗訴（Royal之管理層相信敗訴之可能性不大），其對Royal之綜合財政狀況、營運業績或現金流轉將不會構成嚴重負面影響。

於二零零二年十一月十五日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Euro-Pro Corporation及Sanyo North America Corportation（統稱「與訟人」）提出法律訴訟（案件編號#1:02cv 2249）。原訴人聲稱與訟人侵犯Royal持有之若干項關於無塵袋技術之專利權。Hoover提出上文所述條款對Royal有利之和解協議，證明Royal持有之無塵袋吸塵機技術專利權具有效力。Royal要求獲得損害賠償、禁制日後生產及訟費。Royal並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層表示，Royal與與訟人雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。據Royal之管理層進一步表示，倘若Royal在此宗法律訴訟中敗訴（Royal之管理層相信敗訴之可能性不大），其對Royal之綜合財政狀況、營運業績或現金流轉將不會構成嚴重負面影響。

於二零零三年一月六日，Phone Zap, LLC（「Phone Zap」）根據美國專利權、商標及不公平競爭法入稟哥倫比亞地區法院對Royal及Privacy Technologies, Inc.（Royal之附屬公司）提出法律訴訟（案件編號#1:03cv 00013）。Phone Zap並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。原訴人聲稱Royal及Privacy Technologies, Inc.之Telezapper®商標侵犯其持有之商標。據Royal之管理層表示，上述產品約佔Royal總收入及盈利之30%。據Royal之管理層進一步表示，Phone Zap與Royal雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。Royal正對上述指控提出有力答辯，並相信指控毫無理據。根據Royal之法律顧問意見，Royal之管理層相信Phone Zap提出之法律訴訟嚴重欠缺理據。首先，Phone Zap之商標申請似是不具效力。縱使假定上述商標申請有效，Phone Zap亦須證明客戶是被Royal之產品誤導從而以為正購買Phone Zap之產品（仍未在零售市場有售）。因此，董事認為Phone Zap就其提出之所有索償獲判勝訴之機會不大。據Royal之管理層進一步表示，由於根據截至二零零二年十二月三十一日所得一切資料未能肯定上述法律訴訟會否導致Royal須承擔賠償責任，故Royal於截至二零零二年十二月三十一日止年度之財務報表內並無就上述法律訴訟作出撥備。然而，倘若Phone Zap提出之所有索償獲判勝訴，其對Royal之綜合財政狀況、營運業績或現金流轉將會構成嚴重負面影響。

Royal目前牽涉入其他多宗日常業務產生之索償及訴訟，該等索償及訴訟每宗涉及之金額不超過100,000美元（或780,000港元）。Royal已投保其金額應可支付該等索償之產品責任及一般責任保險，而Royal之管理層相信該投保金額乃屬合理。然而，不能肯定上述保險金額將足以支付就產品責任或其他責任而可能對Royal提出之一切潛在索償。Royal之管理層認為此等法律訴訟之最終裁決對Royal之綜合財政狀況、營運業績或現金流轉將不會構成重大影響。

進行合併事項之理由及得益

本集團主要在北美洲及歐洲從事電動工具及電子產品之生產與經銷業務。

經考慮Royal擁有具知名度之品牌組合及Royal最近期之財政狀況及經營前景（包括上文「Royal之資料」一段及本通函附錄四內「訴訟」一節所披露Royal集團所提出及面對之法律訴訟）後，董事（包括獨立非執行董事）認為合併協議之條款乃訂約方按一般商業條款經公平磋商後達成，而且對本公司及其股東而言乃屬公平及合理。

董事（包括獨立非執行董事）相信合併事項標誌著本公司在推行始於在全球大部份市場上收購Ryobi®品牌電動工具（進一步詳情載於二零零零年六月及七月本公司發出之公佈內）及Homelite®品牌園藝工具（進一步詳情載於本公司截至二零零二年六月三十日止六個月之中期業績報告內）此項建立環球品牌之策略上邁進一大步。藉著由一家以低廉成本提供優良質素之原件設備製造商(OEM)晉身成為一家在全球主要市場（如美國、歐洲及亞洲）上經銷著名品牌產品之公司，本公司預計可以在製造及零售分銷層面上創造更多商機。收購Royal可將上述策略伸延至地板護理產品，大大加強本公司在業內之產品開發、市場推廣及物流管理能力，同時增添更多享負盛名之品牌。

合併事項將使本公司可把Royal與本公司之現有產品開發及供應聯繫加以整合及擴充。進行合併事項後，本公司借助本集團現有之生產設施及技術能力，預計可加強本公司作為Royal產品製造商之角色。進行合併事項後，本公司亦擬與美國及歐洲市場上電動工具及地板護理產品之主要零售商合作以發揮相互經銷之協同效應潛力，同時在物流管理及客戶服務方面發揮業務營運之協同效應潛力。

業務回顧及前景

誠如本集團截至二零零二年六月三十日止六個月期間之中期業績報告所披露，本集團於二零零二年三月向Ryobi Limited收購澳大利西亞地區內兩家電動工具公司連同Royal®品牌在澳洲及紐西蘭之永久使用權。於二零零二年七月，本集團佔40.8%權益之聯營公司Gimelli Laboratories Company Limited購入德國一家著名公司 — Medisana AG之18.8%權益。假定合併事項於二零零二年十二月三十一日之前已告完成，則合併事項將為本集團於上個財政年度內進行之第四項收購。收購Royal®品牌之電動工具業務及Homelite®品牌之戶外產品業務非常成功，於上個財政年度內，此等業務在美國之銷售額取得強勁增長。本集團亦成功地將澳大利西亞地區內新購入之兩家電動工具公司與其現有之電動工具業務進行整合，於上個財政年度之下半年內，上述公司亦已開始對本集團之業績作出貢獻。

由於北美洲此個重要市場之經濟有不俗增長，而歐洲各國之經濟則仍表現參差，展望經濟前景重現生機。本集團認為面對經濟前景不明朗，專注於建立品牌、市場推廣及開發產品乃屬明智之舉。本集團在大中華地區設立生產廠房，保持低廉之生產成本。本集團亦受惠於與電動工具及戶外產品之大型零售商所建立之穩固關係。Ryobi®及Homelite®均為早獲市場認同及具價值之品牌。地板護理產品業務及太陽能和電子量度儀業務與其各自所屬行業中之主要品牌公司保持合作夥伴關係。增添Dirt Devil®、Royal®及Telezapper®等品牌會進一步加強本集團旗下之品牌組合，同時提升其在美國及歐洲之市場地位。憑藉價格實惠之產品、實力雄厚之客戶加上擁有具知名度之品牌，本集團縱面對經濟前景不明朗仍具備取得業務增長之有利條件。

合併事項之財務影響

(a) 有形資產淨值

擴大後集團之備考經調整合併有形資產淨值報表載於本通函之附錄三第1節。根據該附錄所載之基準，擴大後集團之每股備考經調整未經審核合併有形資產淨值將約為1.50港元（根據截至最後實際可行日期之已發行股份645,716,826股計算），與本集團之每股備考經調整未經審核綜合有形資產淨值約2.38港元（根據截至最後實際可行日期之已發行股份645,716,826股計算）相比，下調幅度約為36.97%。

擴大後集團之有形資產淨值下調約567,400,000港元，其為合併事項產生之商譽約558,500,000港元及向本集團採購而截至二零零二年六月三十日仍由Royal持有之存貨之未變現溢利約8,900,000港元。

股東請注意：收購Royal所產生之商譽約558,500,000港元乃參照Royal集團截至二零零二年六月三十日之未經審核有形資產淨值而計算。因此，最終之商譽金額高低視乎Royal集團於協議完成後之最新財務數字而定。

(b) 資本負債比率

於合併事項完成前，根據本集團截至二零零二年六月三十日之未經審核綜合財務報表，本集團之資本負債比率（即淨銀行借貸總額佔股東資金之百分比）約為20.46%。於合併事項完成後，假定本公司以其內部現金資源全數支付合併事項之估計代價總額約105,500,000美元（或822,900,000港元），按相同基準計算之資本負債比率將上升至約88.36%。於合併事項完成後，本集團之資本負債比率上升主因是本集團之淨銀行借貸總額升幅高於本集團之股東資金增幅所致。**股東請注意：於合併事項完成後之資本負債比率乃假定本公司並無向銀行借貸以支付合併事項之代價而計算。因此，倘若本公司部份以其內部現金資源及部份以銀行借貸支付合併事項之代價，則於合併事項完成後之資本負債比率將會上升。**董事預計上文所述資本負債比率上升乃屬短暫情況，透過擴大後集團內部產生之可觀現金流轉，於截至二零零三年十二月三十一日止年度完結前，擴大後集團之資本負債比率將會回落至可接受之水平。

(c) 盈利

擴大後集團之備考合併業績報表載於本通函之附錄三第3節，乃假定合併事項已於二零零一年七月一日實行及於截至二零零二年六月三十日止之整段十二個月期間內Royal已為本公司之全資附屬公司而編製。根據該附錄所載之基準，擴大後集團之備考經調整未經審核除税及少數股東權益後合併溢利約為324,331,000港元，即每股備考盈利約為55.35港仙（根據截至二零零二年六月三十日止十二個月期間已發行股份之加權平均數585,957,761股計算），與本集團截至二零零二年六月三十日止十二個月期間之每股盈利約53.28港仙（根據本集團截至二零零二年六月三十日止十二個月之未經審核除税及少數股東權益後綜合溢利312,172,000港元及截至二零零二年六月三十日止十二個月期間已發行股份之加權平均數585,957,761股計算）相比，增幅約為3.89%。

股東於闡釋擴大後集團之每股備考盈利時應考慮下列事項：

(i) **本通函附錄三內第3節所載擴大後集團之本年度備考溢利及相關之每股備考盈利乃假定本集團將會以其內部資源全數支付合併事項之代價而計算。由於本公司仍未就以其內部資源與以銀行借貸攤分支付合併事項代價之比例作出最後決定，從而本公司未能確定上述銀行借貸相關利息／財務成本之實際金額，故在計算該等備考數字時並無將利息／財務成本包括在內。鑑於以上所述，倘若本集團部份以其內部資源及部份以銀行借貸支付合併事項之代價，則擴大後集團之每股備考盈利可能會作出調整。本集團就其現金結餘收取之利息乃按當時之銀行存款利率計算，而支付之銀行借貸利息則按倫敦銀行同業拆息加市場息差計算；**

(ii) 因產品之平均售價下調，Royal於截至二零零二年十二月三十一日止年度之銷售淨額較對上年度下降約7.5%。受惠於Royal在市場上推出新產品加上完成合併事項後發揮之規模經濟效益使成本得以降低，預計Royal於截至二零零三年十二月三十一日止財政年度之銷售淨額將會提高；

(iii) Royal之若干客戶（包括Kmart）已根據美國適用之破產法例提交破產保護令申請。據Royal之管理層表示，該等正辦理破產程序之客戶其所欠賬款已於Royal之一般呆賬準備金中全數作出撥備。基於以上所述，董事認為該等呆賬對Royal集團之財政狀況應不會構成嚴重負面影響；

(iv) Royal於二零零二年第四季來自The Hoover Company於二零零零年二月四日入稟俄亥俄州北區法院提出之法律訴訟（案件編號#1:00cv0347）獲得和解而錄得盈利3,371,000美元（或26,293,800港元）。此宗法律訴訟之進一步詳情載於上文「Royal之資料」一段及本通函附錄四內之「訴訟」一節。預計於日後不會再出現來自此宗法律訴訟和解之盈利；及

(v) 按照收購Royal時產生之商譽約558,500,000港元計算，每年攤銷開支將約為27,900,000港元。然而，董事相信受惠於擴大規模經濟效益及更完善之產品流程，本集團旗下地板護理產品業務之整體盈利上升將會有助抵銷上述每年之攤銷開支。

董事認為合併事項將擴大本集團之收入基礎同時有助推動盈利增長。董事亦認為長遠而言，本集團每股盈利之提升將抵銷本集團於短期間之有形資產淨值下調及資本負債比率上升之影響。

股東特別大會

本公司謹訂於二零零三年三月三十一日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會，大會通告載於本通函第127頁及第128頁。於股東特別大會上，將提呈一項普通決議案以批准合併事項。

隨本通函附上股東特別大會適用之代表委任表格。無論　閣下能否親身出席股東特別大會，務請按印列之指示填妥代表委任表格並盡快交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，惟無論如何最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。　閣下填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會或其任何續會（視情況而定）並於會上投票。

本公司及董事已確認，根據上市規則之規定，並無股東須放棄對合併事項之投票權。

推薦意見

董事（包括獨立非執行董事）相信合併事項整體上符合本公司及股東之最佳利益，並推薦股東於股東特別大會上投票贊成提呈有關批准合併事項之決議案。

執行董事及彼等各自之聯繫人士（定義見上市規則）合共實益持有201,324,871股股份，約佔本公司於最後實際可行日期現有已發行股本之31.18%。彼等已表明擬就上述股份於股東特別大會上投票贊成有關批准合併事項之決議案。

附加資料

此外，敬請　閣下垂注本通函各附錄所載之資料及股東特別大會通告。

此致

列位股東　台照

承董事會命
創科實業有限公司
主席兼行政總裁
Horst Julius Pudwill

二零零三年三月六日

根據上市規則第14.16(4)條，就主要交易（定義見上市規則第14.09條）而刊發之通函必須載有被收購之業務或公司之會計師報告；倘若被收購者為一間上市公司，則只須收錄被收購公司最近期公佈之資產負債表及公佈賬目中最近三個年度之溢利（扣除税項以外所有開支，而税項須另行編列）即可。會計師報告中之賬目所申報之財政期間之結算日期不得超過通函刊發日期之前六個月。

根據上市規則第4.03條，所有會計師報告均須由具備專業會計師條例所定可獲委任為公司核數師資格之專業會計師編製，該等專業會計師亦須獨立於發行人及任何其他有關公司，而其獨立程度須與公司條例及香港會計師公會頒佈之獨立守則（第1.203號）所規定之程度相同，但**如屬上市發行人就收購海外公司而刊發之通函，聯交所或會允許有關之會計師報告可以由未達到上述資格但為聯交所接納之會計師行編製。該會計師行通常須擁有國際知名度及聲譽且隸屬於一個獲承認之會計師團體。**

根據上市規則第4.04(2)條，會計師報告必須包括自發行人最近期經審核賬目之結算日期以後所收購、同意收購或擬收購之任何業務或附屬公司**於緊接上市文件刊發前三個財政年度每年**，或（如於是次發行前三年內發生）自有關業務開始營運或有關附屬公司註冊成立（視情況而定）以來每個財政年度，或聯交所可能接納之較短期間之業績。

根據上市規則第4.11條，一般而言，會計師報告內所申報之以往財務業績及資產與負債報表須按照下列會計準則編製：

(a) 獲香港會計師公會採納並載於其不時頒佈之會計實務準則內之會計準則；或

(b) 國際會計準則委員會不時頒佈之國際會計準則。採納國際會計準則之上市發行人及上市申請人必須：

(i) 披露及解釋國際會計準則與香港之公認會計原則（「香港會計準則」）在會計處理方法上對其財務報表會構成顯著影響之差異；及

(ii) 就上述任何重大差異所造成之財務影響編製一份報表。

Royal之管理層已向本公司正式表明不會於協議完成前任何時候讓本公司或其核數師查閱Royal之賬冊及紀錄以編製任何有關Royal之新財務報表或額外財務報表供收錄於本公司之通函內，其所持理由為任何按照香港會計準則審核之上述新財務報表或額外財務報表將會抵觸在此之前已提交美國證券委員會存案之文件紀錄，而且可能會違反美國相關之法例及規例。此外，Royal之管理層亦已表明Royal不同意本公司委聘其獨立會計師PricewaterhouseCoopers LLP.或其香港分處擔任本公司之申報會計師以編製任何有關Royal之新財務報表或額外財務報表供收錄於本公司之通函內，其所持理由為PricewaterhouseCoopers LLP.目前正參與對Royal截至二零零二年十二月三十一日止年度財務報表之審核工作；根據美國法律，上述財務報表必須於二零零二年三月三十一日前提交美國證券委員會存案，故此任何分散工作人手或資源之措施將會嚴重影響Royal遵守上述法定要求之能力。**因此，對本公司而言，委任符合資格之專業會計師以便按照香港會計準則編製有關Royal於緊接通函刊發日期前三個財政年度之會計師報告（其呈報日期不超過通函刊發日期之前六個月）之造法實際上並不可行。就此，本公司已提交申請並已獲得聯交所批准豁免嚴格遵守上市規則第14.16(4)條、第4.03條、第4.04(2)條及第4.11條之規定。**

根據美國相關之證券法例及規例，Royal須於若干規定期限內向美國證券委員會提交年報(10-K)及季度報告（表格10-Q），以作存案。截至最後實際可行日期，Royal已向美國證券委員會提交截至二零零一年十二月三十一日止度之年報及分別截至二零零二年三月三十一日、二零零二年六月三十日及二零零二年九月三十日止三個季度之報告，以作存案。**上述年報及季度報告之全文可於Royal之公司網站下載，網址為：www.royalappliance.com。**Royal已於二零零三年二月十三日公佈截至二零零二年十二月三十一日止年度之經審核業績。Royal須於二零零三年三月三十一日或之前向美國證券委員會提交截至二零零二年十二月三十一日止年度之年報，其中包括Royal於二零零二年十二月三十一日之經審核綜合資產負債表、截至二零零二年十二月三十一日止年度之經審核綜合營運報表及經審核綜合現金流動表連同相關附註，以作存案。截至最後實際可行日期，Royal仍未向美國證券委員會提交最新年報存案。因此，Royal之最近期財務資料只包括Royal截至二零零一年十二月三十一日止年度之經審核財務報表，以及於二零零三年二月十三日公佈Royal截至二零零二年十二月三十一日止年度之經審核業績，分別載於本附錄第2及3節。由於Royal之財務報表乃按照美國公認會計原則編製，其在若干方面與香港公認會計原則存在顯著差異，敬請　閣下亦垂注本附錄第4節內所載美國公認會計原則與香港公認會計原則兩者顯著差異之概要及對賬。

本公司將會適時發出公佈以披露Royal於截至二零零二年十二月三十一日止年度之年報內所載Royal之財務資料，並會連同因應上述已更新之Royal財務資料發表董事對合併事項所作之評論。

1. 截至二零零二年十二月三十一日止五個年度之業績概要

以下為Royal截至二零零二年十二月三十一日止五個年度之經審核綜合營運報表概要，乃摘錄自Royal截至二零零一年十二月三十一日止年度之年報及Royal於二零零三年二月十三日公佈Royal截至二零零二年十二月三十一日止年度之全年度業績。

綜合營運報表

截至十二月三十一日止年度

	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
			（千美元）		
	美元	*美元*	*美元*	*美元*	*美元*
銷售淨額	389,726	428,425	408,223	407,984	282,720
銷售成本	301,692	325,746	315,849	304,452	208,861
毛利總額	88,034	102,679	92,374	103,532	73,859
銷售、一般及行政費用	74,684	84,701	79,694	77,849	68,346
過時工具支出	—	—	—	2,621	—
營運收入	13,350	17,978	12,680	23,062	5,513
利息支出，淨額	1,413	2,415	3,503	1,401	1,521
證券化之應收賬款及其他開支（收入），淨額	(2,972)	1,181	1,713	1,369	(140)
除税前收入	14,909	14,382	7,464	20,292	4,132
所得税支出	5,344	5,058	1,525	7,610	1,606
收入淨額	9,565	9,324	5,939	12,682	2,526

2. 截至二零零一年十二月三十一日止年度之經審核財務報表

以下為Royal截至一九九九年、二零零零年及二零零一年十二月三十一日之經審核綜合資產負債表、截至二零零一年十二月三十一日止三個年度每年之經審核綜合營運報表及經審核綜合現金流動表概要連同相關附註，乃摘錄自Royal截至二零零一年十二月三十一日止兩個年度之年報。Royal於過去三個財政年度之財務報表乃按照美國公認會計原則編製，而Royal之核數師PricewaterhouseCoopers LLP.對上述財務報表並無任何保留意見。

綜合資產負債表

十二月三十一日

	二零零一年	二零零零年 （千美元）	一九九九年
	美元	美元	美元
資產			
流動資產：			
現金	3,421	704	1,427
銷售賬款，減分別於二零零一年、二零零零年及一九九九年十二月三十一日之呆賬撥備3,000美元、1,300美元及900美元	35,986	42,097	48,526
存貨	50,807	45,470	50,461
可退回及遞延所得税	4,549	4,735	5,074
預付費用及其他	1,636	1,573	1,681
流動資產總值	96,399	94,579	107,169
物業、廠房及設備，按成本值：			
土地	1,541	1,541	1,541
樓宇	7,777	7,777	7,777
鑄模、工具及設備	52,031	48,650	49,515
傢俬、辦公室及電腦設備與軟件	12,154	12,721	7,787
根據資本租賃持有之資產	3,171	3,171	4,694
租賃物業裝修及其他	7,456	5,067	5,137
	84,130	78,927	76,451
減累計折舊及攤銷	(46,556)	(37,119)	(37,556)
	37,574	41,808	38,895
電腦軟件及工具按金	4,405	807	5,177
其他	2,066	1,358	651
資產總值	140,444	138,552	151,892

綜合資產負債表*（續）*
十二月三十一日

	二零零一年	二零零零年 *（千美元）*	一九九九年
	美元	*美元*	*美元*
負債及股東權益			
流動負債：			
採購賬款	27,433	22,209	22,280
應計負債：			
廣告及推廣費	11,196	13,103	15,932
薪金、福利及薪俸稅	7,258	3,355	8,005
產品保用及客戶退貨	9,950	9,800	10,050
所得稅	1,370	—	3,366
其他	6,479	6,091	3,301
資本租賃承擔及應付票據之即期部份	147	136	5,285
流動負債總額	63,833	54,694	68,219
循環信貸協議	32,000	46,400	32,200
資本化之租賃承擔，減即期部份	1,978	2,137	2,504
長期債務總額	33,978	48,537	34,704
遞延所得稅	4,011	4,268	4,300
負債總額	101,822	107,499	107,223
承擔及或然項目*（附註4及5）*	—	—	—
股東權益：			
序列優先股；法定 — 1,000,000股；無發行在外之股份	—	—	—
普通股，按額定面值；法定 — 101,000,000股；於二零零一年、二零零零年及一九九九年十二月三十一日已發行股數分別為25,829,452股、25,509,152股及25,464,352股	214	212	212
增添實繳資本	44,167	43,038	42,528
保留盈利	70,489	61,165	55,226
	114,870	104,415	97,966
減庫存股份，按成本值（於二零零一年、二零零零年及一九九九年十二月三十一日之股數分別為12,365,700股、11,780,500股及8,491,000股）	(76,248)	(73,362)	(53,297)
股東權益總額	38,622	31,053	44,669
負債及股東權益總額	140,444	138,552	151,892

綜合營運報表

截至十二月三十一日止年度

	二零零一年	二零零零年	一九九九年
	（除每股金額外，以千美元計）		
	美元	美元	美元
銷售淨額	428,425	408,223	407,984
銷售成本	325,746	315,849	304,452
毛利總額	102,679	92,374	103,532
銷售、一般及行政費用	84,701	79,694	77,849
過時工具支出	—	—	2,621
營運收入	17,978	12,680	23,062
利息支出，淨額	2,415	3,503	1,401
證券化之應收賬款及其他支出（收入），淨額	1,181	1,713	1,369
扣除所得稅前收入	14,382	7,464	20,292
所得稅支出	5,058	1,525	7,610
收入淨額	9,324	5,939	12,682
基本			
發行在外普通股之加權平均數（千股）	13,731	15,083	18,155
每股盈利	0.68	0.39	0.70
攤薄後			
發行在外普通股及等同於普通股之證券之加權平均數（千股）	14,297	15,574	18,371
每股盈利	0.65	0.38	0.69

綜合股東權益表

	普通股 數目	普通股 金額	增添 實繳資本	保留盈利	庫存股份 數目	庫存股份 金額	股東權益 總額
		（除股份金額外，以千美元計）					
		美元	美元	美元		美元	美元
於一九九八年十二月三十一日							
結餘	25,347,924	211	42,115	42,544	5,726,400	(38,147)	46,723
根據購股權計劃發行之股份	116,428	1	413	—	—	—	414
購入庫存股份	—	—	—	—	2,764,600	(15,150)	(15,150)
收入淨額	—	—	—	12,682	—	—	12,682
於一九九九年十二月三十一日							
結餘	25,464,352	212	42,528	55,226	8,491,000	(53,297)	44,669
以購股權形式給予之報酬	—	—	361	—	—	—	361
根據購股權計劃發行之股份	44,800	—	149	—	—	—	149
購入庫存股份	—	—	—	—	3,289,500	(20,065)	(20,065)
收入淨額	—	—	—	5,939	—	—	5,939
於二零零零年十二月三十一日							
結餘	25,509,152	212	43,038	61,165	11,780,500	(73,362)	31,053
以購股權形式給予之報酬	—	—	586	—	—	—	586
根據購股權計劃發行之股份	320,300	2	543	—	—	—	545
購入庫存股份	—	—	—	—	585,200	(2,886)	(2,886)
收入淨額	—	—	—	9,324	—	—	9,324
於二零零一年十二月三十一日							
結餘	25,829,452	214	44,167	70,489	12,365,700	(76,248)	38,622

綜合現金流動表

截至十二月三十一日止年度

	二零零一年	二零零零年	一九九九年
		(千美元)	
	美元	美元	美元
經營活動之現金流轉:			
收入淨額	9,324	5,939	12,682
收入淨額與經營活動之現金淨額對賬作出之調整:			
折舊及攤銷	15,279	15,836	11,896
過時工具支出	—	—	2,621
以購股權形式給予之報酬	586	361	—
出售物業、廠房及設備之(收益)虧損,淨額	—	(32)	85
遞延所得稅	(382)	618	(1,853)
資產(增加)減少:			
銷售賬款,淨額	6,111	6,429	(10,990)
存貨,淨額	(5,337)	4,991	(19,373)
可退回及應計所得稅	1,681	(3,677)	1,436
預付費用及其他	(63)	108	2,891
其他	(1,509)	(1,147)	(308)
負債增加(減少):			
採購賬款	5,224	(1,700)	2,745
應計廣告及推廣費	(1,907)	(2,829)	7,164
應計薪金、福利及薪俸稅	3,903	(4,650)	5,706
應計產品保用及客戶退貨	150	(250)	1,950
其他應計費用	388	2,257	(3,508)
調整總額	24,124	16,315	462
經營活動之現金淨額	33,448	22,254	13,144
投資活動之現金流轉:			
購入工具、物業、廠房及設備,淨額	(10,244)	(17,776)	(16,474)
出售物業、廠房及設備所得款項	—	32	—
電腦軟件及工具按金(增加)減少	(3,598)	4,370	(2,407)
投資活動之現金淨額	(13,842)	(13,374)	(18,881)

綜合現金流動表（*續*）

截至十二月三十一日止年度

	二零零一年	二零零零年	一九九九年
		（*千美元*）	
	美元	*美元*	*美元*
融資活動之現金流轉：			
銀行債務（付款）收款，淨額	(14,400)	15,829	22,488
支付應付票據款項	—	(5,186)	(302)
行使購股權所得款項	545	149	414
支付資本租賃承擔款項	(148)	(330)	(286)
購入庫存股份	(2,886)	(20,065)	(15,150)
融資活動之現金淨額	(16,889)	(9,603)	7,164
現金增加（減少）淨額	2,717	(723)	1,427
年初現金	704	1,427	—
年終現金	3,421	704	1,427
現金流轉之補充資料：			
以現金支付：			
利息	2,611	3,818	1,594
所得稅，扣除退款	3,759	4,574	8,021

綜合財務報表附註

(除每股金額外，以千美元計)

1. **會計政策：**

業務概述 — Royal Appliance Mfg. Co.(「Royal」)為一間俄亥俄州公司，其辦事處設於俄亥俄州克利夫蘭市區，主要在北美洲以Dirt Devil及Royal之品牌開發、裝配或採購與經銷全系列家居用(部份作商用)清潔產品。於一九八四年，Royal首次推出一系列Dirt Devil地板護理產品，Royal相信該品牌已成為美國最暢銷吸塵機系列之一。Royal憑藉獲市場認同之Dirt Devil品牌，有助其他Dirt Devil地板護理產品同樣為客戶受落。Royal繼續以Royal之品牌經銷若干家居及商用金屬製吸塵機。

於二零零一年，Royal之附屬公司Privacy Technologies, Inc.(「Privacy Technologies」)推出TeleZapper — 一種電話附加裝置，可拒接無意接聽之直銷電話並將用戶之電話號碼從直銷電話營運商之電腦化撥號名單上刪除。

Royal亦成立Product Launch Partners, Inc.，作為投資者及進軍消費者產品市場之公司與Royal成立合資公司以推出新產品之渠道。

以下為編製隨附之綜合財務報表時所遵循之主要會計政策概要。

呈列基準 — 綜合財務報表包括Royal及其全資附屬公司之賬目，而所有公司間之賬目及交易經已對銷。該等公司在下文簡稱為「Royal」。

財務報表之編製符合美利堅合眾國一般獲採納之會計準則，該等準則要求管理層作出某些影響呈報金額及相關披露資料之估算及假定。實際數字可以和上述估算有所出入。主要之估算包括呆賬撥備、退貨及折扣準備金、折舊及攤銷與其他項目。

若干往年度金額已重新歸類以符合二零零一年度之列賬形式。

每股普通股之收入淨額乃根據發行在外普通股之加權平均數(用以計算每股基本盈利)及發行在外普通股及等同於普通股之證券之加權平均數(用以計算每股攤薄後盈利)計算。

Royal之確認收益政策為當產品已付運時即獲確認為收益。Royal之退貨政策為根據產品保用對產品進行更換、維修或退款。本期間內已收回之退貨於收回時撥作開支，並根據目前之付運量就未來之退貨作出撥備。所有銷售額於貨品已付運予客戶時作實。Royal之確認收益政策符合企業內部審計公告第101號「財務報表之收益確認」規定。

國際業務營運（以加拿大為主）以當地幣值為單位。以外幣計價之資產及負債按當時匯率折算，而收入與支出採用加權平均匯率折算。上述業務交易變現之兑換盈虧淨額計入收入淨額內。

Royal採用遠期外匯合約以減低以外幣計價之應收賬款之相關外幣現金流轉波幅。此等外匯金融工具之年期與所對冲交易之進行時間一致。Royal之外匯管理政策旨在保障Royal免受以外幣計價之交易可能會因匯率變動之負面影響而最終產生現金流轉上之風險。遠期外匯合約產生之盈虧以遞延方式計算，並於所對冲之相關交易已獲確認時計入收入內。上述盈虧一般採用與所對冲交易相同之財務基準呈報。Royal並無採用衍生金融工具作買賣或投機用途。截至二零零一年及二零零零年十二月三十一日未履行之購入外幣遠期合約金額分別為0美元及2,670美元。上述合約並無任何重大未變現盈虧。所有合約為期四個月或以下。

廣告及推廣 — 製作及播放廣告之費用於播出期間撥作為開支，包括Royal協辦之宣傳推廣計劃所花費之開支。截至二零零一年、二零零零年及一九九九年十二月三十一日止年度之廣告及推廣費用分別為44,486美元、47,154美元及46,546美元。

存貨 — 存貨按成本值與市值兩者中之較低值採用先入先出法列賬。

於十二月三十一日之存貨包括以下各項：

	二零零一年	二零零零年
	美元	*美元*
製成品	43,277	37,832
在製品及零件	7,530	7,638
	50,807	45,470

物業、廠房及設備 — Royal將鑄模、工具、土地、樓宇、設備、傢俬、電腦軟件及租賃物業裝修之開支予以資本化，作為物業、廠房及設備之增添項目按成本值撥作為開支。維修保養開支於產生時計入營運開支內扣除。資產及相關之累計折舊或攤銷金額已作出調整以反映資產之退廢及出售；而所產生之盈虧計入收入淨額內。

於應用軟件之開發階段用於開發內部使用電腦軟件所產生之內部及外間費用予以資本化，並於軟件之估計使用期內以直線法攤銷。資本化之費用包括薪金及相關福利、相關硬件之費用及顧問費。於二零零一年及二零零零年度已資本化之內部費用金額分別為185美元及94美元。

廠房及設備於相關類別資產之估計使用期內計算折舊。租賃物業裝修及根據資本租賃持有之資產於使用期與相關租賃期兩者中之較短期間內計算攤銷。於二零零一年及二零零零年十二月三十一日根據資本租賃持有之資產之累計攤銷總額分別為1,555美元及1,407美元。

用作財務申報之折舊乃採用以下折舊年期以直線法計算：

樓宇	40年
根據資本租賃持有之樓宇	20年
鑄模、工具及設備	3 – 5年
傢俬、辦公室及電腦設備與軟件	2 – 5年
汽車	3年
內部使用軟件	2 – 5年

在適用稅例允許之情況下會採用加速法作稅務申報用途。

當發生若干事件或具體情況有變，顯示物業、廠房及設備之賬面值有可能無法按照標準財務會計準則（「會計準則」）第121號「長期使用資產之減值及將出售長期使用資產之會計方法」規定而收回時，Royal會進行減值審閱。倘若Royal確定根據對日後現金流轉之預計已產生減值損失，則該損失會於綜合營運報表內獲確認。

金融工具之公平價值 — 金融工具包括一項循環信貸協議，以相約於公平價值之金額列賬。

新頒佈之會計準則 — Royal於二零零一年首季實施標準財務會計準則（「會計準則」）第133號「衍生工具及對沖活動之會計方法」。實施會計準則第133號對Royal之綜合財政狀況、營運業績或現金流轉並無重大影響。

Royal於二零零二年首季實施以下新頒佈之會計準則：

會計準則第141號*「業務合併」* — 此準則要求所有業務合併採用單一方法即收購法列賬。共同經營法之列賬方式不再獲准使用。

會計準則第142號*「商譽及其他無形資產」* — 此準則規定對收購商譽及其他無形資產及簡略而言對終止商譽及其他無固定使用期限之無形資產之攤銷採用之財務會計及呈報方法。

會計準則第143號*「資產退廢承擔之會計方法」* — 此準則規定對長期使用之有形資產連帶之承擔與連帶之資產退廢成本採用之財務會計及呈報方法。

會計準則第144號*「長期使用資產之退廢或出售之會計方法」*— 此準則規定對長期使用資產之退廢或出售採用之財務會計及呈報方法。

Royal預計實施上述準則將不會對其綜合財政狀況、營運業績或現金流轉構成重大影響。

2. 過時工具之可折舊使用期變動及支出：

於二零零一年及二零零零年，由於銷售量下降、產品周期縮短及推出替代產品，Royal縮短若干產品系列之工具使用期。由於縮短若干產品系列（包括於二零零一年之若干款Royal金屬產品及二零零零年之Dirt Devil Corded Mop Vac、Dirt Devil Stick Vac及Dirt Devil Broom Vac）之工具使用期，Royal於二零零一年及二零零零年分別錄得加速折舊開支191美元及1,788美元。

此外，Royal於二零零零年搬遷企業總部。因搬遷關係，舊企業總部連帶之租賃物業裝修剩餘之淨賬面值，由作出決定日期起至實際搬遷之日止期間採用加速法予以攤銷。因此，於二零零零年錄得加速折舊開支約1,200美元。

於一九九九年第四季，充電式Dirt Devil Mop Vac® (Mop Vac)之批發價大幅下調。批發價下調觸發對充電式Mop Vac工具進行減值審閱。於上述第四季調低批發價之前，充電式Mop Vac日後之淨現金流轉高於工具剩餘之淨賬面值。然而，在該年度較早前，Royal基於一九九九年之末作出停產該產品系列之決定，故縮短上述工具之可折舊使用期。於調低價格後，上述產品之銷售再無盈利並因此停產。進行減值審閱後，Royal確定上述產品日後之淨現金流轉出現負值；因此，於一九九九年第四季錄得減值開支992美元。

於一九九九年，Dirt Devil Ultra MVP®失去在零售店之貨架陳列；然而，多個零售商仍曾為該產品安排特別促銷。當該產品失去在零售店之貨架陳列時，Royal曾對其進行減值審閱，基於估算之日後淨現金流轉仍高於工具之淨賬面值，故未有撥出減值開支。於一九九九年之悠長假期中，Dirt Devil Ultra MVP曾進行有限度之特別促銷。然而，零售店其後調低該產品之零售價至批發價以下。由於調低售價，Royal無法再在有盈利之情況下生產該產品，因而觸發減值審閱。進行審閱後，於一九九九年第四季之末錄得減值開支1,629美元及於同一季度錄得加速折舊436美元。

於一九九九年第四季之前，由於銷售承擔及零件使用上之要求，有關資產按照會計準則第121號之規定被視為「持作使用」資產。然而，因於第四季內發生若干特定事件觸發減值審閱，有關資產之剩餘價值已被確定為出現減損，而有關資產之價值已於一九九九年第四季被減記至零及停止使用。

3.　債務：

於二零零一年十二月三十一日，Royal有一項金額高達72,000美元之遞減有附屬抵押循環信貸額，到期日為二零零三年三月七日。根據該協議，選擇採用銀行基本借貸利率或倫敦銀行同業拆息利率作基準乃按界定公式計算。此外，Royal就未動用之信貸額支付一筆根據界定公式計算之承諾費。該循環信貸額之契約條款包括須達到最低之淨值水平及須維持若干財務比率。Royal截至二零零一年十二月三十一日符合所有適用之契約條款。該循環信貸額以Royal之資產作為附屬抵押，而且禁止派發現金股息。只要Royal仍符合所有契約條款，則該循環信貸額容許增購最高達40,000美元之股份，直至二零零一年十二月三十一日止期間已運用之購回金額為22,952美元。於二零零一年及二零零零年，Royal之實際息率分別為7.34%及9.28%。

Royal亦有一項循環銷售賬款證券化計劃，透過一間全資附屬公司以無追索權方式出售若干銷售賬款。根據該計劃，於直至二零零一年十二月三十一日止期間任何時候可出售之最高金額為35,000美元。於二零零一年及二零零零年十二月三十一日，Royal就出售未收回銷售賬款之得款分別約為24,700美元及19,200美元。出售所得款項用作減低Royal循環信貸額之借貸水平。於二零零一年、二零零零年及一九九九年，該計劃之成本（主要包括買方發出以應收賬款作為抵押之商業票據之融資成本）分別合共為993美元、1,559美元及1,281美元，並歸類為證券化之應收賬款及其他（收入）支出淨額，計入隨附之綜合營運報表內。於二零零一年、二零零零年及一九九九年，Royal根據該計劃之實際借貸息率分別為5.42%、7.56%及6.51%。Royal以應收賬款買方之代理人身份保留對已購入之應收賬款履行催收及行政責任。此外，Royal截至二零零一年十二月三十一日亦符合該計劃內之契約條款。

4. 租賃：

Royal根據資本及經營租賃協議租賃多種設施、設備、電腦、軟件及汽車。截至二零零一年、二零零零年及一九九九年十二月三十一日止年度內，經營租賃之付款額分別合共為2,905美元、1,912美元及796美元。

於二零零一年十二月三十一日，根據所有資本及經營租賃規定之最低承擔金額如下：

年份	**資本租賃**	**經營租賃**
	美元	*美元*
二零零二年	235	3,419
二零零三年	315	3,057
二零零四年	317	2,760
二零零五年	314	2,117
二零零六年	318	1,849
其後	1,562	13,438
最低租賃付款總額	3,061	26,640
減利息金額	936	
資本承擔之現值總額	2,125	
減即期部份	147	
資本租賃之長期承擔	1,978	

5. 承擔及或然項目：

於二零零一年十二月三十一日，Royal估算未來之廣告及推廣開支合約承擔金額約為3,000美元，包括直至二零零二年十二月三十一日止期間承擔之電視廣告開支。其他日常業務過程中之合約承擔總額約為4,300美元。

Royal就俄亥俄州之工人賠償福利自設保險金，其為工人提供以每宗事故計之索償總額超過350美元以外之賠償保障。

於二零零零年二月四日，The Hoover Company（「Hoover」）根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Royal提出法律訴訟（案件編號#1:00cv 0347）。原訴人聲稱Royal之Dirt Devil Easy Steamer侵犯Hoover持有之若干專利權。Hoover要求獲得損害賠償、禁制日後生產及訟費。Royal正對上述指控提出有力答辯，並相信指控毫無理據。倘若Hoover就其提出之所有索償獲判勝訴，其對Royal之綜合財政狀況、營運業績或現金流轉可構成重大負面影響。

於二零零一年十二月十日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對The Hoover Company（「Hoover」）提出法律訴訟（案件編號#1:01cv 2775）。原訴人聲稱Hoover侵犯Royal持有之若干項關於無塵袋技術之專利權。Royal要求獲得損害賠償、禁制日後生產及訟費。

於二零零二年，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Bissell Homecare, Inc.（「Bissell」）提出法律訴訟（案件編號#1:02cv 0338）。原訴人聲稱Bissell侵犯Royal持有之若干項關於無塵袋技術之專利權。Royal要求獲得損害賠償、禁制日後生產及訟費。

於二零零二年，Bissell Homecare, Inc.（「Bissell」）根據美國專利權、商標及不公平競爭法入稟密歇根州西區聯邦法院對Royal提出法律訴訟（案件編號#1:02cv 0142）。原訴人聲稱Royal之Dirt Devil Easy Steamer及Platinum Force Extractor侵犯Bissell持有之若干項專利權。Bissell要求獲得損害賠償、禁制日後生產及訟費。Royal正對上述指控提出有力答辯，並相信指控毫無理據。倘若Bissell就其提出之所有索償獲判勝訴，其對Royal之綜合財政狀況、營運業績或現金流轉可構成重大負面影響。

Royal目前牽涉入多宗日常業務產生之索償及訴訟。管理層認為此等法律訴訟之最終裁決對Royal之綜合財政狀況、營運業績或現金流轉將不會構成重大影響。

6. 所得税：

所得税開支包括以下各項：

	二零零一年	二零零零年	一九九九年
	美元	*美元*	*美元*
即期：			
聯邦	4,888	782	8,683
州份及本地	552	125	780
遞延	(382)	618	(1,853)
總額	5,058	1,525	7,610

遞延所得稅反映財務報表內資產及負債之入賬額與計算其稅項基準兩者間短暫性差額在財務報表申報上產生之影響。於二零零一年及二零零二年十二月三十一日，遞延稅項資產淨額之組成部份如下：

	二零零一年 美元	二零零零年 美元
遞延稅項資產：		
產品保用及客戶退貨	3,881	4,017
壞賬準備金	1,170	507
存貨基準差距	636	833
應計休假、補償及福利	866	422
州份及本地稅項	127	166
應計廣告開支	98	164
自設保險準備金	90	59
遞延補償計劃	164	154
州份及本地稅項	—	309
其他	—	7
遞延稅項負債：		
按市場基準計算之應收賬款	—	(658)
固定資產與無形資產之基準差距	(4,566)	(4,409)
州份及本地稅項	(240)	—
其他	(1,688)	(1,415)
遞延稅項資產淨值	538	156

按法定聯邦所得稅率為34%計算之所得稅與綜合營運報表內所呈報金額之差距如下：

	截至十二月三十一日止年度					
	二零零一年 美元	佔除稅前收入比率 %	二零零零年 美元	佔除稅前收入比率 %	一九九九年 美元	佔除稅前收入比率 %
按法定稅率計算之稅項開支	4,890	34.0	2,538	34.0	6,900	34.0
研究及實驗開發稅項減免	(400)	(2.8)	(1,130)	(15.1)	—	—
州份及本地所得稅，減聯邦福利	360	2.5	81	1.1	507	2.5
對超過10,000,000美元收入徵收之聯邦附加稅	42	0.3	—	—	196	1.0
其他，淨額	166	1.2	36	0.4	7	—
	5,058	35.2	1,525	20.4	7,610	37.5

於二零零零年，Royal對之前三個年度之研究及實驗開發開支進行詳盡研究。根據研究結果，按現行指引確定尚有其他開支符合有關規定。根據經修訂後之計算，Royal於一九九九年、一九九八年及一九九七年獲得之研究及實驗開發稅項減免金額分別為462美元、166美元及302美元。上述聯邦所得稅退款已於二零零一年收訖。截至二零零一年及二零零零年十二月三十一日止年度，研究及實驗開發稅項減免金額分別為400美元及200美元。

7. 主要客戶：

Royal之三大客戶分別約佔二零零一年度淨銷售總額之31.1%、14.3%及14.1%。Royal之三大客戶分別約佔二零零零年度淨銷售總額之32.6%、13.5%及13.1%及約佔一九九九年度淨銷售總額之36.9%、13.6%及12.1%。此外，Royal主要與美國國內之大型零售商從事業務往來，後者履行對Royal財務責任之能力端視零售業之經濟狀況而定。近年，多家主要零售商陷入重大財政困難，部份（包括Kmart）更根據適用之破產法入稟法院尋求免受債權人清盤之保護令。截至二零零一年十二月三十一日，與Kmart及管理層對能否收回賬款存疑之其他客戶結餘賬款淨額已計入呆賬撥備內。若干個獲Royal出售產品之客戶正辦理破產程序。

Royal於日常業務中為零售業提供賒賬，包括大型零售商、貨倉超市及獨立經銷商。Royal定期評估客戶之信貸，並根據個別客戶之信貸風險、過往記錄及其他資料等因素作出適當之呆賬撥備。

8. 購股權計劃：

根據Royal為僱員、外聘董事及顧問而設之購股權計劃條款，所有授出之購股權其行使價最少相等於授出日期當時之市值。若干授出之購股權可於授出日期起計一年後開始行使並可於屆滿五年後全數行使，分批可累計行使之比率為20%；購股權於十年期間內屆滿，惟於發生若干涉及終止受聘之事件時可提前終止。其他授出之購股權可於五年後行使，並於第六至十年間屆滿，惟於發生若干涉及終止受聘之事件時可提前終止。當發生若干涉及Royal擁有權易手之事件時，可推前允許行使購股權之時限。

購股權涉及之Royal普通股數目變動概述如下：

	二零零一年	二零零零年	一九九九年
年初未行使之購股權	2,673	2,764	2,244
年內授出之購股權	204	90	673
年內已行使之購股權	(321)	(45)	(116)
年內被註銷之購股權	(185)	(136)	(37)
年終未行使之購股權	2,371	2,673	2,764
年終可行使之購股權	1,651	865	669
每股購股權股份之行使價幅度	2.50美元至10.25美元	2.50美元至10.25美元	2.50美元至10.25美元

於二零零一年十二月三十一日，1,651份可行使購股權之平均行使價為6.14美元。目前Royal之購股權計劃內合共有3,060份購股權，而於二零零一年十二月三十一日，尚保留59份購股權備作日後授出之用。

Royal於一九九六年財政年度採納會計準則第123號「股份報酬之會計方法」中之披露資料條文。在會計準則第123號允許之情況下，Royal在對有關計劃進行會計處理時繼續根據會計準則委員會意見指引第25號及相關之詮釋以計算報酬成本。倘若Royal之股份報酬計劃之相關報酬成本採用與會計準則第123號相符之方法根據上述計劃於授出獎勵日期之公平價值而釐訂，則Royal之每股收入淨額及盈利將會被調低至下列之備考金額：

	截至十二月三十一日止年度		
	二零零一年	二零零零年	一九九九年
	美元	*美元*	*美元*
收入淨額（千美元）			
呈報	9,324	5,939	12,682
備考	9,091	5,623	12,314
每股基本盈利			
呈報	0.68	0.39	0.70
備考	0.66	0.37	0.68
每股攤薄後盈利			
呈報	0.65	0.38	0.69
備考	0.64	0.36	0.67

對每股收入淨額及盈利之影響預計並不反映對未來年度每股收入淨額及盈利之影響。由於會計準則第123號規定之會計方法並無應用於一九九五年之前所授出之購股權，故計算之備考報酬成本不一定反映未來年度之預計數字。授出之每份購股權之公平價值乃於授出日期採用Black-Scholes期權定價模式根據以下假定而估算：

	截至十二月三十一日止年度		
	二零零一年	二零零零年	一九九九年
預計波幅	35.70%	36.60%	39.00%
無風險息率	4.85%	5.12%	6.70%
購股權之預計行使年期	7年	7年	7年
預計收益率	0%	0%	0%

於二零零一年、二零零零年及一九九九年各財政年度，所授出之購股權於授出日期之加權平均公平價值分別為每股2.17美元、2.39美元及1.44美元。

Royal亦設立多項報酬計劃；據此，已授出購股權予若干位主要僱員，彼等可於行使購股權時收取Royal之股份。上述權利其中60%可於授出日期起計滿三年後行使，並可於其後每年額外行使20%，惟於發生若干涉及終止受聘之事件時可提前終止。當發生若干涉及Royal擁有權易手之事件時，可推前允許行使購股權之時限。於二零零一年及二零零零年，Royal根據報酬計劃分別授出116份及330份購股權，於截至二零零一年及二零零零年十二月三十一日止年度於授出日期之加權平均公平價值分別為每股4.25美元及4.89美元。Royal於五年之既定授予期內將該項屬非賺取性質之報酬作為開支攤銷。於二零零一年及二零零零年，有關上述獎勵之報酬開支分別為586美元及361美元。於二零零一年十二月三十一日，尚保留4份購股權備作日後授出之用。

9.　股東權利計劃：

Royal設有一項股東權利計劃，規定在若干情況下，股東可憑其持有之每份股東權利購入百分之一股A組參與優先股，行使價為40美元。於發生若干其他事件時，包括某位「人士」成為發行在外普通股20%以上之實益擁有人或某位「他方人士」成為發行在外普通股10%之實益擁有人，則每份股東權利之持有人將有權於行使權利時收取價值相等於權利行使價兩倍之Royal普通股或收購人之普通股。股東權利計劃旨在制止不正當之市場操控或不公允之收購策略，以及防止收購人在不向全體股東提出一個公允收購價之情況下取得對Royal之控制權。除非股東權利於二零零三年十一月二日前被贖回，否則權利將於當日屆滿。每份股東權利之贖回價為0.01美元。

10.　福利計劃：

Royal設有一項401(k)界定供款計劃，大致上涵蓋所有符合參加該計劃資格之僱員。參與者可以自願形式從其符合指定報酬中扣取最高15%作為對該計劃之供款，惟須受稅務局所訂之每年上限規限。所有供款會即時投入計劃內。於過去三個年度，每年之供款人數比率為100%，最高供款額為符合指定報酬之首3%，而以上述報酬中對下2%作為供款之比率則為50%。Royal亦酌情對該計劃供款。於截至二零零一年、二零零零年及一九九九年十二月三十一日止年度內，Royal就對應及酌情供款之撥備總額分別約為965美元、1,017美元及906美元。此外，亦容許以自願形式進行除稅後供款及若干滾轉供款。

Royal亦設立一項毋須符合資格之遞延報酬計劃，容許主要僱員按年選擇（透過個別訂立合約方式）以除稅前基準遞延收取一部份報酬直至退休為止。所提供之退休福利乃根據遞延收取之報酬金額、Royal之對應及投資盈利計算。所有供款會即時投入計劃內。雖然該計劃並不以注資為目的，惟Royal以有價證券投資（主要為股份互惠基金，歸類為流動資產）為承擔之遞延報酬責任提供資金。於截至二零零一年、二零零零年及一九九九年十二月三十一日止年度，Royal之對應及酌情供款撥備總額分別約為72美元、77美元及25美元。遞延報酬責任對應於Royal於二零零一年及二零零零年十二月三十一日列賬之相關資產值分別為419美元及395美元。

Royal並無提供任何其他退休後之福利，因此，Royal不受會計準則第106號「僱主提供除退休金以外之退休後福利之會計方法」規限。

11. 股份購回計劃：

於二零零零年二月，Royal之董事會批准一項普通股購回計劃，使Royal可於公開市場上透過磋商交易方式購回最多4,250股發行在外之普通股。Royal於二零零一年二月完成購回3,289股股份之計劃，購回價總額為20,065美元。於二零零一年四月，Royal之董事會批准另一項普通股購回計劃，使Royal可於公開市場上透過磋商交易方式購回最多3,400股發行在外之普通股。於二零零二年三月十一日，Royal根據該計劃（於二零零二年十二月屆滿）已購回約1,052股股份，購回價總額為5,250美元。

12. 每股盈利：

每股基本盈利並不將產生之攤薄計算在內，按該期間之收入除以發行在外普通股之加權平均數計算。每股攤薄後盈利將等同於普通股之證券產生之攤薄計算在內。

	二零零一年 *美元*	二零零零年 *美元*	一九九九年 *美元*
收入淨額	9,324	5,939	12,682
基本：			
年初發行在外之普通股，減庫存股份	13,729	16,973	19,622
年內已發行普通股之加權平均數	170	23	68
年內已購回庫存股份之加權平均數	(168)	(1,913)	(1,535)
年終發行在外普通股之加權平均數，減庫存股份	13,731	15,083	18,155
每股普通股之收入淨額	0.68	0.39	0.70
攤薄後：			
年初發行在外之普通股，減庫存股份	13,729	16,973	19,622
年內已發行普通股之加權平均數	170	23	68
等同於普通股之證券之加權平均數	566	491	216
年內已購回庫存股份之加權平均數	(168)	(1,913)	(1,535)
年終發行在外普通股之加權平均數，減庫存股份	14,297	15,574	18,371
每股普通股之收入淨額	0.65	0.38	0.69

13. 業務分類資料：

Royal之兩項須呈報業務分類：消費者產品 — 地板護理及消費者產品 — 其他。消費者產品 — 地板護理業務分類之營運包括全系列塑膠製及金屬製吸塵機之設計、裝配或採購、市場推廣及經銷。此業務分類之主要品牌包括Dirt Devil及Royal。上述產品主要銷售予北美洲之大型零售商及獨立經銷商。消費者產品 — 其他業務分類之營運為Privacy Technologies, Inc.及Product Launch Partners, Inc.（均為Royal之全資附屬公司）經營之業務。目前，此業務分類之主要產品為TeleZapper，其為一種電話附加裝置，可拒接無意接聽之直銷電話及將用戶之電話號碼從電話直銷營運商之電腦化撥號名單上刪除。上述產品主要銷售予北美洲之大型零售商及全國性電子產品連鎖店。

Royal須呈報之業務分類以所銷售之產品性質劃分。Royal主要根據銷售淨額及營運收入以評估須呈報業務分類之表現及調配資源。須呈報業務分類之會計政策與附註1所述者相同。Royal按企業標準將聯邦及州份之税項資產及負債列賬。業務分類之間並無進行相互銷售。

Royal須呈報業務分類之財務資料包括以下各項：

	截至十二月三十一日止年度		
	二零零一年	二零零零年	一九九九年
	美元	美元	美元
銷售淨額			
消費者產品 — 地板護理	406,502	408,223	407,984
消費者產品 — 其他	21,923	—	—
綜合總額	428,425	408,223	407,984
營運收入			
消費者產品 — 地板護理	15,882	12,680	23,062
消費者產品 — 其他	2,096	—	—
綜合總額	17,978	12,680	23,062
資本開支			
消費者產品 — 地板護理	6,011	7,298	16,827
消費者產品 — 其他	74	—	—
須呈報業務分類總額	6,085	7,298	16,827
企業	7,757	6,076	2,054
綜合總額	13,842	13,374	18,881
折舊及攤銷			
消費者產品 — 地板護理	12,079	13,046	11,012
消費者產品 — 其他	208	—	—
須呈報業務分類總額	12,287	13,046	11,012
企業	2,992	2,790	884
綜合總額	15,279	15,836	11,896
資產總值			
消費者產品 — 地板護理	114,376	124,638	139,763
消費者產品 — 其他	6,773	—	—
須呈報業務分類總額	121,149	124,638	139,763
企業	19,295	13,914	12,129
綜合總額	140,444	138,552	151,892

有關Royal以地域劃分業務營運之財務資料包括以下各項：

	二零零一年 美元	二零零零年 美元	一九九九年 美元
收益，淨額：			
美國	408,289	389,867	390,121
所有其他國家	20,136	18,356	17,863
	428,425	408,223	407,984
長期使用資產，淨額：			
美國	32,527	38,109	34,676
所有其他國家	5,047	3,699	4,219
	37,574	41,808	38,895

3. ROYAL於二零零三年二月十三日公佈截至二零零二年十二月三十一日止年度之經審核全年度業績

於二零零三年二月十三日公佈Royal截至二零零二年十二月三十一日止年度之經審核全年度業績轉載如下：

「克利夫蘭，俄亥俄州 — 二零零三年二月十三日 — Dirt Devil®地板護理產品及Telezapper®之生產商Royal Appliance Mfg. Co.（RAM — 紐約證交所）於截至二零零二年十二月三十一日止年度之收入淨額為9,600,000美元，即每股0.69美元，相比之下，截至二零零一年十二月三十一日止年度則為9,300,000美元，即每股0.65美元。截至二零零二年十二月三十一日止年度之銷售淨額為389,700,000美元，較對上年度之421,300,000美元下降7.5%。

截至二零零二年十二月三十一日止第四季之收入淨額增加至7,700,000美元，即每股0.56美元，相比之下，截至二零零一年度同期則為3,800,000美元，即每股0.27美元。截至二零零二年十二月三十一日止第四季之銷售淨額為117,500,000美元，較二零零一年度同期之127,200,000美元下降7.6%。

Royal於二零零二年第四季來自訴訟和解及Royal訂立多項知識產權（包括TeleZapper®及Royal之無塵袋直立式吸塵機技術）特許協議而錄得之盈利為每股0.31美元。

誠如在此之前所公佈，Royal已明確訂立一項有關創科實業收購Royal之協議（「該協議」）。根據該協議，Royal之股東每持有一股Royal股份可收取現金代價7.37美元，按此計算，總收購價約為105,000,000美元。

根據該協議之條款，Royal將會與創科實業旗下一間附屬公司合併；於合併事項完成後，其將會作為創科實業之全資附屬公司營運。上述交易預期於二零零三年三月底或四月初完成，惟須待（其中包括）Hart-Scott-Rodino Act規定之等候期已告屆滿或被終止並且獲得創科實業之股東與Royal之股東同意，方可作實。

	截至十二月三十一日止三個月		截至十二月三十一日止十二個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	（除每股金額外，以千美元計）			
	美元	美元	美元	美元
銷售淨額	117,467	127,236	389,726	421,311
銷售成本	85,211	94,573	301,692	325,746
毛利總額	32,256	32,663	88,034	95,565
銷售、一般及行政費用	23,423	26,168	74,684	77,587
營運收入	8,833	6,495	13,350	17,978
利息支出，淨額	371	518	1,413	2,415
訴訟和解、證券化之應收賬款及其他支出（收入），淨額	(3,561)	116	(2,972)	1,181
扣除所得税前收入	12,023	5,861	14,909	14,382
所得税支出	4,348	2,088	5,344	5,058
收入淨額	7,675	3,773	9,565	9,324
基本				
發行在外普通股之加權平均數（千股）	12,823	13,634	12,983	13,731
每股盈利	0.60	0.28	0.74	0.68
攤薄後				
發行在外普通股及等同於普通股之證券之加權平均數（千股）	13,696	14,206	13,877	14,297
每股盈利	0.56	0.27	0.69	0.65

Royal之主要業務為開發、裝配、採購及經銷Dirt Devil®及Royal®品牌之吸塵機及其他家居與商用清潔用具和Telezapper® — 一種可減少接聽電腦撥號直銷電話之裝置。Royal之行政辦事處設於7005 Cochran Road, Glenwillow, Ohio 44139。

互聯網網址：www.royalappliance.com、www.dirtdevil.com、www.telezapper.com、www.privacytechnologies.com、www.productlaunchpartners.com及www.royalvacuums.com。

本公佈內之前瞻性陳述乃依據Private Securities Litigation Reform Act of 1995規定之保障條文而制訂。上述前瞻性陳述受到若干風險及不明朗因素規限，故實際結果可以和預計之結果存在重大差異。參閱本公佈之人士切勿過度依賴此等前瞻性陳述，其僅以截至本公佈日期之資料作為依據。潛在風險及不明朗因素包括（惟不限於）：合併協議須獲得創科實業之股東及Royal之股東批准；零售業（尤其是大型零售商）之財政實力；Kmart最近提出破產呈請對Royal未來銷售及盈利之影響；地板護理產品業內之價格競爭及爭相開發產品；大型零售商計劃推出自有品牌產品之影響；廣告及市場推廣計劃之成本及效用；Royal新產品之零售情況是否理想及繼續受到客戶歡迎；對Royal繼續成功開發及推出創新產品之能力信賴之程度；Royal在全球之供應鏈及供應商持續向Royal供應所採購之製成品及零部件等方面存在之不明朗因素；以及整體營商與經濟環境。」

4. 美國公認會計原則與香港公認會計原則兩者之顯著差異概要及對賬

(A) 顯著差異概要

本附錄第1、2及3節內所載Royal之經審核／未經審核綜合財務報表乃按照美國公認會計原則而編製及呈列，其在若干方面與香港公認會計原則存在顯著之差異。就Royal之經審核綜合財務報表而言，美國公認會計原則與香港公認會計原則在若干方面之顯著差異概要載列於下文。此概要不應視為已涵蓋各方面之情況。

(a) 遞延所得税

根據香港公認會計原則，在税務上確認之若干收支項目與其在財務報表上確認之會計期間不同，因而產生時差。時差之税務影響按負債法計算，就於可預見將來可能出現之負債或資產而作出遞延税項撥備。

根據美國公認會計原則，不論時差可能改變與否，所有因暫時性差異而產生之遞延税項會被確認。遞延税項資產及負債會根據引致暫時性差異之資產或負債所屬類別而歸類為流動或非流動。根據香港公認會計原則，會按照預計出現時差所處之期間而作出歸類。

(b) 以購股權形式給予之報酬

根據香港公認會計原則，對以股份形式給予報酬並無特定之確認及計量規定，惟須披露有關計劃之資料以供使用財務報表之人士可評估以股份形式給予報酬對企業之財政狀況、表現及現金流量之影響。

根據美國公認會計原則，獲確認之報酬以股份之市場報價超出授出購股權行使價之金額為限。給予報酬之開支按賦予權利之期間作系統性攤銷。

(c) 資產減損

根據香港公認會計原則，當資產之賬面金額超出其可收回金額（以該資產之淨銷售價與其使用中價值兩者中之較高值為準）時，即出現減損。使用中價值為預計從持續使用資產及於使用期完結後出售該資產所產生之折現未來現金流量。當其後出現減損撥回時，資產之賬面金額會增加至修訂後之估計可收回金額，而撥回金額會即時確認為收入。

根據美國公認會計原則，倘若預計從使用及最終出售資產所產生之未來現金流量（不作折現計算及不包括利息）低於其賬面價值時，即出現減損。倘若資產過往被確認之減損不復存在，已確認之金額不予撥回，並以該資產之減記價值作為新成本值。

(d) 商譽及負商譽

根據香港公認會計原則，收購時產生之商譽應按其使用期作系統性攤銷，由最初獲確認起計以不超過二十年為限。負商譽會先與任何預計未來虧損相抵銷，餘額（以不超過被收購非貨幣性資產之公平價值為限）會再按被收購資產之剩餘加權平均使用期予以攤銷。任何超出被收購非貨幣性資產公平價值之金額應即時確認為收入。

根據美國公認會計原則，除非有證據顯示商譽之使用期有限，否則收購時產生之商譽毋須攤銷。負商譽會對應非流動資產（有價證券除外）而按比例註銷。

(B) 顯著差異對賬

以下為就美國公認會計原則與香港公認會計原則兩者之顯著差異對Royal之收入淨額及股東權益構成之顯著影響而作出之對賬。董事相信除下列對賬內所載之差異外，根據美國公認會計原則而編製與根據香港公認會計原則而編製之Royal綜合財務報表將不會存在重大差異。

美國公認會計原則與香港公認會計原則兩者之顯著差異對收入淨額構成之影響如下：

	截至十二月三十一日止年度		
	二零零一年	二零零零年	一九九九年
	千美元	千美元	千美元
根據美國公認會計原則計算之收入淨額	9,324	5,939	12,682
根據香港公認會計原則作出之調整：			
遞延所得稅	186	339	(926)
以購股權形式給予之報酬	586	361	—
根據香港公認會計原則計算之收入淨額	10,096	6,639	11,756
根據香港公認會計原則計算之每股基本收入淨額：			
發行在外普通股之加權平均數（千股）	13,731	15,083	18,155
每股盈利	0.735	0.440	0.648
根據香港公認會計原則計算之每股攤薄後收入淨額：			
發行在外普通股及等同於普通股之證券之加權平均數（千股）	14,297	15,574	18,371
每股盈利	0.706	0.426	0.640

美國公認會計原則與香港公認會計原則兩者之顯著差異對股東權益構成之影響如下：

	於十二月三十一日		
	二零零一年	二零零零年	一九九九年
	千美元	*千美元*	*千美元*
根據美國公認會計原則計算之股東權益	38,622	31,053	44,669
根據香港公認會計原則作出之調整：			
遞延所得稅	(4,549)	(4,735)	(5,074)
根據香港公認會計原則計算之股東權益	34,073	26,318	39,595

1. 截至二零零一年十二月三十一日止三個年度之業績概要

以下為本集團截至二零零一年十二月三十一日止三個年度之經審核綜合業績概要，乃摘錄自本集團截至二零零一年十二月三十一日止三個年度之年報。

	截至十二月三十一日止年度		
	二零零一年	二零零零年	一九九九年
	港元	*港元*	*港元*
營業額	6,101,140,000	4,551,482,000	2,699,337,510
未計應佔聯營公司業績及稅項前溢利	265,212,000	212,855,000	166,964,986
應佔聯營公司業績	(300,000)	(1,221,000)	227,612
除稅前溢利	264,912,000	211,634,000	167,192,598
稅項	(22,940,000)	(31,221,000)	(8,537,958)
未計少數股東權益前溢利	241,972,000	180,413,000	158,654,640
少數股東權益	(3,125,000)	504,000	(1,773,813)
本年度溢利	238,847,000	180,917,000	156,880,827

2. 截至二零零一年十二月三十一日止年度之經審核財務報表

以下為本集團截至二零零一年十二月三十一日止兩個年度之經審核綜合收入報表，以及本集團於二零零一年十二月三十一日及二零零零年十二月三十一日之經審核綜合資產負債表連同截至二零零一年十二月三十一日止年度之綜合現金流動表、綜合認可收益與虧損報表與相關附註，乃摘錄自本集團截至二零零一年十二月三十一日止年度之年報。

綜合收入報表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 （重列）
營業額		6,101,140	4,551,482
銷售成本		(4,594,011)	(3,584,733)
毛利總額		1,507,129	966,749
其他收入	5	41,396	30,807
銷售、分銷及廣告費用		(516,684)	(295,237)
行政費用		(595,698)	(375,036)
研究及開發費用		(79,931)	(38,796)
經營溢利	6	356,212	288,487
財務成本	7	(91,000)	(75,632)
未計應佔聯營公司業績及税項前溢利		265,212	212,855
應佔聯營公司業績		(300)	(1,221)
除税前溢利		264,912	211,634
税項	10	(22,940)	(31,221)
未計少數股東權益前溢利		241,972	180,413
少數股東權益		(3,125)	504
本年度溢利		238,847	180,917
股息	11	(60,057)	(53,291)
每股盈利	12		
基本		42.02仙	32.31仙
攤薄後		41.83仙	32.10仙

經審核綜合資產負債表

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 (重列)
資產			
非流動資產			
物業、廠房及設備	13	678,629	665,320
商譽	14	83,815	74,729
負商譽	15	(26,722)	(16,919)
無形資產	16	5,759	6,847
於聯營公司應佔資產額	18	108,366	79,833
證券投資	19	60,530	54,520
收購附屬公司所付訂金	20	148,200	—
遞延稅項資產	30	21,193	16,069
其他資產		1,195	1,195
		1,080,965	881,594
流動資產			
存貨	21	799,975	856,950
銷售賬款及其他應收賬	22	598,361	593,685
訂金及預付款項		309,448	183,642
應收票據		331,431	155,076
證券投資	19	4,899	7,892
聯營公司銷售賬款		2,511	7,361
已抵押銀行存款	23	27,300	—
銀行結餘、存款及現金		616,739	281,335
		2,690,664	2,085,941
流動負債			
採購賬款及其他應付賬	24	1,705,603	985,234
保用撥備	25	26,979	33,386
應繳稅項		12,149	8,486
融資租約及租購合約之承擔 — 於一年內到期	26	10,263	7,888
銀行借款 — 於一年內到期	27	217,060	155,155
		1,972,054	1,190,149
流動資產淨值		718,610	895,792
資產總值減流動負債		1,799,575	1,777,386

經審核綜合資產負債表（*續*）

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 (重列)
股本與儲備			
股本	28	114,903	112,243
儲備	29	988,471	796,539
		1,103,374	908,782
少數股東權益		9,977	6,852
非流動負債			
融資租約及租購合約之承擔 — 於一年後到期	26	8,721	7,312
銀行借款 — 於一年後到期	27	675,967	852,839
遞延税項負債	30	1,536	1,601
		686,224	861,752
		1,799,575	1,777,386

本公司之經審核資產負債表

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 (重列)
資產			
非流動資產			
物業、廠房及設備	13	220,604	248,760
無形資產	16	132	235
於附屬公司之投資	17	447,137	343,502
於聯營公司應佔資產額	18	79,417	84,698
證券投資	19	20,908	21,708
其他資產		1,195	1,195
		769,393	700,098
流動資產			
存貨	21	258,518	217,479
銷售賬款及其他應收賬	22	43,262	91,253
訂金及預付款項		75,480	121,856
應收票據		250,282	136,731
證券投資	19	4,899	—
附屬公司之欠款		462,519	294,100
已抵押銀行存款	23	27,300	—
銀行結餘、存款及現金		303,519	150,877
		1,425,779	1,012,296
流動負債			
採購賬款及其他應付賬	24	526,131	360,974
欠附屬公司之款項		191,376	2,714
欠聯營公司之款項		—	3,221
應繳稅項		3,725	6,581
融資租約及租購合約之承擔 — 於一年內到期	26	6,636	3,830
銀行借款 — 於一年內到期	27	114,193	69,575
		842,061	446,895
流動資產淨值		583,718	565,401
資產總值減流動負債		1,353,111	1,265,499

本公司之經審核資產負債表（*續*）

二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元 (重列)
股本與儲備			
股本	28	114,903	112,243
儲備	29	997,345	874,042
		1,112,248	986,285
非流動負債			
融資租約及租購合約之承擔 — 於一年後到期	26	5,469	2,961
銀行借款 — 於一年後到期	27	234,000	274,859
遞延稅項負債	30	1,394	1,394
		240,863	279,214
		1,353,111	1,265,499

綜合認可收益與虧損報表

截至二零零一年十二月三十一日止年度

	二零零一年 *千港元*	二零零零年 *千港元* (重列)
在綜合收入報表內未被認可之虧損 海外業務匯率折算之差額	(1,567)	(5,772)
本年度溢利	238,847	180,917
認可收益總額	237,280	175,145
因會計政策變動之影響而須作出之 去年度調整 *(附註第2項)*		
— 於二零零零年一月一日之保留溢利減少		(62,437)
— 於二零零零年一月一日之商譽儲備減少		179,124
		116,687

綜合現金流動表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 (重列)
經營活動之現金流入淨額	31	1,104,387	248,616
投資回報及財務費用			
已付股息		(60,057)	(53,291)
已付利息		(91,000)	(75,632)
利息收入		14,412	8,947
投資回報及財務費用之現金流出淨額		(136,645)	(119,976)
稅項			
已付香港利得稅		(20,140)	(15,735)
已付海外稅項		(5,108)	(26,916)
退還海外稅款		3,282	—
已付稅項		(21,966)	(42,651)
投資活動			
購買物業、廠房及設備		(188,768)	(129,187)
收購附屬公司(扣除所購現金及現金等額)	32	(102,778)	(672,880)
收購附屬公司所付訂金		(148,200)	—
支付去年度之收購代價		(4,466)	—
出售物業、廠房及設備所得款項		1,938	7,443
出售非上市投資所得款項		—	15,680
添置無形資產		(382)	(1,649)
購買證券投資		(7,221)	(29,250)
已抵押銀行存款增加		(27,300)	—
借予聯營公司之款項		(28,833)	(31,253)
投資活動之現金流出淨額		(506,010)	(841,096)
融資前之現金流入(流出)淨額		439,766	(755,107)

綜合現金流動表（*續*）

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元 (重列)
融資	*33*		
發行股份所得款項		17,369	2,717
取得之新銀行貸款		28,915	823,830
償還融資租約及租購合約之承擔		(10,575)	(10,044)
償還銀行貸款		(169,316)	(66,042)
融資之現金（流出）流入淨額		(133,607)	750,461
現金及現金等額增加（減少）		306,159	(4,646)
年初之現金及現金等額		138,030	143,606
匯率折算之差額		3,811	(930)
年終之現金及現金等額		448,000	138,030
現金及現金等額結餘之分析			
銀行結餘、存款及現金		616,739	281,335
信託收據貸款		(137,567)	(88,972)
銀行透支		(31,172)	(54,333)
		448,000	138,030

財務報表附註

截至二零零一年十二月三十一日止年度

1. 一般資料

本公司為一間在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司上市。

本集團之主要業務為製造與經銷電器、電子、專業工業用產品。

2. 採納新訂及經修訂會計實務準則

香港會計師公會頒佈之多項新訂及經修訂會計實務準則（「會計實務準則」）已於本財政年度生效。本公司已採納此等會計實務準則作為其會計政策（如適用），詳見附註第3項。此外，新訂及經修訂會計實務準則引入額外及經修訂之披露要求，而此等披露要求已於本財務報表內獲採納（如適用）。

採納此等新訂及經修訂會計實務準則令致本集團之會計政策出現以下變動，從而影響本年度或以往年度所呈報之數額。

於結算日以後建議派發或宣佈之股息

按照會計實務準則第9號（經修訂）— *結算日以後事項*，於結算日以後建議派發或宣佈之股息不會被確認為結算日之負債，惟會於財務報表之附註內予以披露。此項會計政策上之變動以追溯方式施行。

分類資料呈報

本集團於本年度內改變對須呈報分類資料之區別基準以符合會計實務準則第26號 — *分類資料呈報*之規定。截至二零零零年十二月三十一日止年度之分類資料披露已作出修訂以保持列賬方式一致。

商譽

本集團於本年度內採納會計實務準則第30號 — *業務合併*，選擇將過往與儲備對銷（撥入儲備）之商譽（負商譽）重列。就此，上述商譽（負商譽）之金額已按照會計實務準則第30號之規定重新計算。自收購有關附屬公司或聯營公司之日起至採納會計實務準則第30號之日止期間有關商譽之累計攤銷及減值已採用追溯方式予以確認。自收購有關附屬公司或聯營公司之日起至採納會計實務準則第30號之日止期間原應被確認為收入之負商譽已採用追溯方式予以確認。重列賬目後，商譽在資產負債表上列作資產，而負商譽則列作資產減值。商譽按其估計可用年限予以攤銷。負商譽將會根據被收購可區別資產尚餘使用年限之加權平均年數而撥回收入內。

綜合賬目

會計實務準則第32號 — *綜合財務報表及於附屬公司投資之會計*引入對附屬公司之新界定，即附屬公司為本集團所控制之企業。然而，本集團旗下若干間符合此項對附屬公司新界定之聯營公司不獲允許綜合計入本財務報表內，理由為本公司是一間於香港註冊成立之公司，故上述聯營公司並不符合香港公司條例內所載對附屬公司之界定。就此情況，依據會計實務準則第32號之規定，本集團披露若干額外資料，以便綜合財務報表之使用者可以評估假定全面遵守此項會計實務準則其對賬目構成之影響。

上文所述採納新訂及經修訂之會計政策對本集團於二零零零年一月一日財政狀況之影響概列如下：

	商譽儲備	**保留溢利**
	千港元	*千港元*
於二零零零年一月一日之結餘		
原先列賬金額	(179,124)	507,423
一九九九年度末期股息 不再被確認為負債	—	30,743
採用追溯方式藉確認累計攤銷而 將儲備內之商譽重列為資產	179,124	(93,180)
重列金額	—	444,986

此等會計政策上之變動對本年度及去年度之業績構成以下影響：

	二零零一年	**二零零零年**
	千港元	*千港元*
商譽攤銷	(4,927)	(11,215)
負商譽撥回收入	2,395	1,601
	(2,532)	(9,614)

3. 主要會計政策

編製之財務報表乃以歷史成本折算並經就證券投資之重估作出修訂，其與香港普遍採納之會計原則一致。所採用之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

於本年度內所收購或出售之附屬公司及聯營公司之業績乃由收購或出售之生效日期起列入綜合收入報表或自綜合收入報表扣除。

商譽

綜合賬目時產生之商譽乃指收購附屬公司或聯營公司之購買代價超過本集團佔所收購業務於收購日期之可區別資產及負債公平價值之數額。

商譽會撥充資產並按其可用年限以直線法攤銷。收購附屬公司時產生之商譽於資產負債表上另行呈列。

在出售附屬公司或聯營公司時，應佔之未攤銷商譽數額在釐定出售業務之溢利或虧損時會計算在內。

負商譽

負商譽乃指本集團佔所收購業務於收購日期之可區別資產或負債公平價值超過收購附屬公司或聯營公司之購買代價之數額。

負商譽列作資產減值，並根據計算結餘所依之具體情況進行分析而撥回收入內。

於收購日期預計虧損或開支應佔之負商譽數額會撥回產生上述虧損或開支之期間之收入內。餘下之負商譽數額按被收購可區別可折舊資產尚餘之平均使用年限以直線法確認為收入。超出被收購可區別而非屬貨幣性資產公平價值總額之負商譽數額會即時被確認為收入。

收購附屬公司時產生之負商譽會於資產負債表上另行作為資產減值呈列。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值後列於本公司之資產負債表上。附屬公司業績按應收及已收股息計入本公司賬目內。

於聯營公司應佔資產額

綜合收入報表包括本集團應佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司應佔資產額以本集團應佔聯營公司之資產淨值扣除任何確定減值後列賬。

聯營公司業績按本年度之應收及已收股息計入本公司賬目內。在本公司之資產負債表內，於聯營公司之投資以成本扣除任何確定減值後列賬。

專利權及商標

專利權及商標按收購成本初步計算，並按估計可用年限以直線法攤銷。

以融資租約及租購合約持有之資產

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予本集團之租約，均列為融資租約。

根據融資租約及租購合約持有之資產按其於購買日期之公平價值撥充資本。該出租人或租購人之相應負債列入資產負債表內作為融資租約或租購合約之承擔。財務成本，即租賃承擔總額與所收購資產之公平價值兩者差額乃按有關租約及租購合約年期於收入報表內扣除，以便就承擔之餘額於每個會計期間內產生恒常之定期開支。

所有其他租約均列為經營租約，而全年租金乃按有關租約年期以直線法於收入報表內扣除。

物業、廠房及設備

物業、廠房及設備（在建工程除外）乃按成本扣除折舊或攤銷及累計減值後列賬。

物業、廠房及設備（在建工程除外）之折舊及攤銷乃按其估計可用年限，以直線法撇銷其成本，折舊所採用之年率如下：

永久業權土地	無
租約土地及土地使用權	2%或以較短之租約年期決定
樓宇	4%
租約物業裝修	25%
辦公室設備、傢俬及裝置	$16^2/_3$% – 25%
廠房設備及機器	25%
汽車	$16^2/_3$% – 25%
鑄模及工具	20% – $33^1/_3$%
船舶	20%

興建中作生產、出租或行政用途或仍未定出用途之物業，均按成本扣除任何確定減值後列賬。成本包括專業費用及（就合格資產而言）按照本集團之會計政策已撥充資產之借款成本。此等資產採用與其他物業資產相同之基準，於資產準備作預定用途時開始計算折舊。

因出售資產或撤換資產所引致之溢利或虧損按出售所得款項與資產賬面值之差額釐訂並計入收入報表內。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者，採用與自置資產相同之基準計算折舊。

根據租購合約持有之資產乃按其預計可用年限，採用與自置資產相同之基準計算折舊。

減值

於每個結算日，本集團均會檢討有形資產與無形資產之賬面值，以確定此等資產有否出現減值。倘若某項資產之可收回款額估計低於其賬面值，則該資產之賬面值會被遞減至可收回款額之水平。減值會即時被確認為開支。

倘若其後撥回減值，則該資產之可收回款額會被遞增至估計可收回款額經修訂後之水平，惟所增加之賬面值不會超過假定該資產於以往年度未有被確認出現減值而應已被確定之賬面值。撥回之減值會即時被確認為收入。

證券投資

證券投資按交易日期之基準確認，並以成本初步計價。

除持有至期滿之債務證券外，投資會被分類為證券投資及其他投資。

在其後之報告日期被確定作長期策略性持有之證券投資以成本扣除任何非暫時性減值後計價。

其他投資以公平價值計價；未實現收益及虧損會計入年內之收入報表。

其他資產

其他資產按成本扣除任何確定減值後列賬。

存貨

存貨按成本或可變現淨值兩者之較低者列賬。

研究及開發費用

撥作研究活動之費用於產生之期間內確認為開支。

因開發費用而於內部產生之無形資產只會在預期某項明確界定之項目之開發成本將可從日後之商業活動中得到彌補之情況下方予確認。由此產生之資產按其可用年限以直線法攤銷。

如不能被確認為屬內部產生之無形資產時，開發費用會於產生之期間內確認為開支。

營業額

營業額乃於本年度向外界客戶出售貨品，扣除退貨及折扣後之已收及應收款項淨額。

收入確認

當出售之貨品已付運及擁有權已轉移時，銷售收入被確認。

當服務已提供時，服務收入被確認。

利息收入乃就未償還本金按適用利率及時期比例計算。

稅項

稅項支出以該年度業績並按毋須評估或不獲減免項目作出調整後計算。時差之出現是由於在財務報表中及計算稅項時，若干收入及支出項目在不同會計期間被確認所致。遞延稅項乃按於可見將來極可能出現之負債或資產，並採用負債法計算其時差之稅務影響而列於財務報表內。

外幣兑換

以港幣以外幣值計價之交易乃按交易日期之匯率初步計價。凡以外幣計價之貨幣資產及負債按結算日之匯率再行換算。因匯兑引起之損益均撥入年內之溢利或虧損。

在編製綜合賬目時，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出項目按年內之平均匯率折算。引起之匯兑差額（如有）列作股本並轉撥往本集團之換算儲備。上述匯兑差額於出售有關業務之年度內被確認為收入或支出。

借款成本

直接來自收購、建造或生產合格資產之借款成本會撥充作為該資產之部份成本。當該資產已大致可作預計用途或可供銷售時，此項借款成本會停止撥充資本。

所有其他借款成本於產生之期間內被確認為開支。

退休金計劃

退休金計劃乃按照相關法例及規定而制訂。對界定供款退休金計劃之供款於到期支付時列作開支入賬。就界定退休金計劃預計於日後為提供退休福利所需支付之成本乃在僱員提供服務之時而非待作出索償要求時確認入賬。

4. 業務及地域分類資料

業務分類資料

在管理上而言，本集團從事電器、電子、專業工業用產品之製造與經銷。分類資料乃按照產品種類之劃分而披露。

收入報表

截至二零零一年十二月三十一日止年度

	電動工具產品	地板護理產品	太陽能及電子產品	其他產品	對銷	綜合
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
收入						
向外銷售	4,523,295	1,171,793	163,734	242,318	—	6,101,140
分類部門間銷售	74,584	26,336	6,516	226,240	(333,676)	—
收入總額	4,597,879	1,198,129	170,250	468,558	(333,676)	6,101,140

分類部門間銷售以當時之市場費率計算。

	電動工具產品	地板護理產品	太陽能及電子產品	其他產品	對銷	綜合
業績						
分類業績	293,323	56,877	14,255	(8,243)	—	356,212
財務成本						(91,000)
應佔聯營公司業績	—	—	—	(300)	—	(300)
除税前溢利						264,912
税項						(22,940)
除税後溢利						241,972

資產負債表
二零零一年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	太陽能及電子產品 千港元	其他產品 千港元	綜合 千港元
資產					
分類資產	2,884,275	467,199	62,445	249,344	3,663,263
於聯營公司應佔資產額	—	—	—	108,366	108,366
	2,884,275	467,199	62,445	357,710	3,771,629
負債					
分類負債	(2,303,385)	(209,483)	(19,822)	(113,439)	(2,646,129)

其他資料
截至二零零一年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能及電子產品 千港元	其他產品 千港元	綜合 千港元
增添資本	109,810	66,446	3,798	25,270	205,324
折舊及攤銷	151,605	43,529	3,172	15,505	213,811

收入報表

截至二零零零年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能及電子產品 千港元	其他產品 千港元	對銷 千港元	綜合 千港元 (重列)
收入						
向外銷售	3,076,822	1,083,797	173,495	217,368	—	4,551,482
分類部門間銷售	113,551	—	9,382	131,903	(254,836)	—
收入總額	3,190,373	1,083,797	182,877	349,271	(254,836)	4,551,482

分類部門間銷售按當時之市場費率計算。

業績						
分類業績	235,275	43,885	11,303	(1,976)	—	288,487
財務成本						(75,632)
應佔聯營公司業績	—	—	—	(1,221)	—	(1,221)
除稅前溢利						211,634
稅項						(31,221)
除稅後溢利						180,413

資產負債表

二零零零年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	太陽能及電子產品 千港元	其他產品 千港元	綜合 千港元 (重列)
資產					
分類資產	2,198,828	409,764	72,355	206,755	2,887,702
於聯營公司應佔資產額	—	—	—	79,833	79,833
	2,198,828	409,764	72,355	286,588	2,967,535
負債					
分類負債	(1,567,679)	(340,421)	(18,898)	(261,100)	(2,188,098)

其他資料

截至二零零零年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能及電子產品 千港元	其他產品 千港元	綜合 千港元 (重列)
增添資本	45,397	51,181	4,005	21,049	121,632
折舊及攤銷	128,900	36,938	9,839	17,290	192,967

地域分類資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額		對除税前日常業務業績之貢獻	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元 (重列)
以地域市場劃分：				
北美洲	5,247,979	3,838,283	332,013	244,305
歐洲	589,326	410,363	4,680	17,847
其他國家	263,835	302,836	19,519	26,335
	6,101,140	4,551,482	356,212	288,487
財務成本			(91,000)	(75,632)
應佔聯營公司業績			(300)	(1,221)
除税前溢利			264,912	211,634

(ii) 以下為按資產所在地區劃分分類資產和增添之物業、廠房及設備與無形資產之分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元* (重列)	*千港元*	*千港元* (重列)
香港及中華人民共和國（「中國」）	1,941,485	1,333,818	164,123	107,645
北美洲	1,615,665	1,484,305	38,804	7,033
歐洲	180,835	91,866	2,051	758
其他國家	33,644	57,546	346	6,196
	3,771,629	2,967,535	205,324	121,632

5. 其他收入

	二零零一年	二零零零年
	千港元	*千港元*
其他收入項目包括利息收入，分析如下：		
銀行存款利息收入	7,659	8,505
聯營公司欠款利息收入	6,753	442
本年度利息收入	14,412	8,947

6. 經營溢利

	二零零一年 *千港元*	二零零零年 *千港元* (重列)
經營溢利已扣除（計入）下列各項：		
包括於行政費用內之無形資產攤銷	1,379	866
核數師酬金	3,623	4,807
包括於行政費用內之商譽攤銷	4,927	11,215
物業、廠房及設備折舊及攤銷		
自置資產	200,837	174,816
根據融資租約及租購合約持有之資產	9,063	7,671
已確認之證券投資減值	4,204	1,944
出售物業、廠房及設備之虧損（收益）	5,179	(2,412)
包括於行政費用內之負商譽撥回收入	(2,395)	(1,601)
經營租約支出		
物業	24,978	25,039
汽車	4,541	3,077
廠房設備及機器	8,727	8,387
退休金計劃供款	5,958	1,765
研究及開發費用	79,931	39,996
減：撥充資產數額	—	(1,200)
	79,931	38,796
員工費用		
董事酬金		
袍金	128	50
其他酬金	21,436	19,958
其他	229,953	195,817
	251,517	215,825

上文披露之員工費用並不包括有關研究及開發活動之金額43,582,000港元（*二零零零年：23,425,000港元*），該筆金額乃列入研究及開發費用內。

7. 財務成本

	二零零一年 千港元	二零零零年 千港元
利息：		
須於五年內悉數償還之銀行貸款及透支	89,253	74,247
融資租約及租購合約之承擔	1,747	1,385
	91,000	75,632

8. 董事酬金

	二零零一年 千港元	二零零零年 千港元
董事袍金：		
執行董事	40	40
非執行董事	10	10
獨立非執行董事	78	—
	128	50
執行董事之其他酬金：		
薪金及其他福利	20,886	18,727
退休金計劃供款	52	—
	20,938	18,727
非執行董事之其他酬金：		
薪金及其他福利	366	1,231
退休金計劃供款	4	—
	370	1,231
酬金總額	21,436	20,008

董事酬金之幅度如下：

	董事人數	
	二零零一年	二零零零年
零至1,000,000港元	6	6
1,000,001港元至1,500,000港元	—	1
3,000,001港元至3,500,000港元	3	—
4,000,001港元至4,500,000港元	1	3
5,500,001港元至6,000,000港元	—	1
6,500,001港元至7,000,000港元	1	—

9. 僱員酬金

本集團薪酬最高之五位人士全部為本公司之執行董事（*二零零零年：四位*），彼等酬金之詳情載於上文附註第8項。截至二零零零年十二月三十一日止年度，餘下一位最高薪酬人士之酬金（包括薪金及其他福利）為1,839,000港元。

於截至二零零一年十二月三十一日止及截至二零零零年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為其加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

10. 稅項

	二零零一年 *千港元*	二零零零年 *千港元*
稅項支出總額包括：		
根據年內估計應課稅溢利按16%稅率計算之香港利得稅	18,500	15,000
前年度（超額）不足準備	(153)	2,026
遞延稅項支出	—	1,394
	18,347	18,420
年內溢利之海外稅項	9,611	28,833
前年度不足準備	170	35
遞延稅項撥回	(5,188)	(16,067)
	4,593	12,801
	22,940	31,221

海外稅項按所在國家採用之稅率計算。

遞延稅項撥回乃為因採用收支基準作報稅用途與在財務報表上採用應計費用基準計算以致在海外產生時差所引致之遞延稅項資產數額。遞延稅項資產按將於短期內出現時差之相關數額而確認入賬。

遞延稅項之詳情載於附註第30項。

11. 股息

	二零零一年 *千港元*	二零零零年 *千港元* (重列)
已派末期股息：		
二零零零年：每股6.0港仙 *(一九九九年：每股5.5港仙)*	34,213	30,743
已派中期股息：		
二零零一年：每股4.5港仙 *(二零零零年：每股4.0港仙)*	25,844	22,548
	60,057	53,291

董事會建議派發末期股息每股7.0港仙 *(二零零零年：每股6.0港仙)*，惟尚須待股東週年大會上獲股東通過。

12. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	二零零一年 *千港元*	二零零零年 *千港元* (重列)
用作計算基本及攤薄後每股盈利之盈利：		
本年度溢利	238,847	180,917
用作計算基本每股盈利之普通股加權平均數	568,437,155	560,015,593
普通股可能產生之攤薄影響：		
優先認股權	2,505,232	3,652,395
用作計算攤薄後每股盈利之普通股加權平均數	570,942,387	563,667,988

因上文附註第2項所示之會計政策變動而引致須對基本及攤薄後每股盈利之比較數額作出之調整如下：

	基本 *港仙*	攤薄後 *港仙*
截至二零零零年十二月三十一日止年度 每股盈利之對賬		
調整前呈列之數額	34.02	33.80
因採納會計實務準則第30號而作出之調整	(1.71)	(1.70)
	32.31	32.10

13. 物業、廠房及設備

	香港境外土地、土地使用權及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房設備及機器	汽車	鑄模及工具	船舶	在建工程	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本									
於二零零一年一月一日	265,205	63,782	144,253	289,995	11,160	569,550	3,322	4,637	1,351,904
匯兑調整	215	(44)	(747)	(1,059)	(44)	(406)	—	—	(2,085)
添置	16,337	11,299	42,595	34,765	5,348	84,320	—	8,463	203,127
收購附屬公司	23,071	1,629	1,003	552	193	—	—	—	26,448
出售	—	(2,226)	(5,210)	(31,871)	(331)	(16,160)	—	—	(55,798)
重新歸類	408	—	—	—	—	4,229	—	(4,637)	—
於二零零一年十二月三十一日	305,236	74,440	181,894	292,382	16,326	641,533	3,322	8,463	1,523,596
折舊及攤銷									
於二零零一年一月一日	17,696	47,994	71,742	163,091	9,128	373,822	3,111	—	686,584
匯兑調整	(811)	(38)	(595)	(1,018)	(32)	(342)	—	—	(2,836)
本年度準備	12,752	8,258	29,103	42,465	1,385	115,776	161	—	209,900
出售時撇除	—	(2,134)	(3,815)	(26,006)	(233)	(16,493)	—	—	(48,681)
於二零零一年十二月三十一日	29,637	54,080	96,435	178,532	10,248	472,763	3,272	—	844,967
賬面淨值									
於二零零一年十二月三十一日	275,599	20,360	85,459	113,850	6,078	168,770	50	8,463	678,629
於二零零零年十二月三十一日	247,509	15,788	72,511	126,904	2,032	195,728	211	4,637	665,320

	香港境外租約土地、土地使用權及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房設備及機器	汽車	鑄模及工具	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本公司							
成本							
於二零零一年一月一日	72,393	61,413	58,263	133,407	7,675	449,796	782,947
添置	—	9,450	15,842	43,291	2,484	44,993	116,060
出售	—	—	(223)	(2,159)	(160)	—	(2,542)
轉撥往附屬公司	—	(13,358)	(7,281)	(18,171)	—	(146,133)	(184,943)
於二零零一年十二月三十一日	72,393	57,505	66,601	156,368	9,999	348,656	711,522
折舊及攤銷							
於二零零一年一月一日	11,368	46,050	37,798	97,382	7,198	334,391	534,187
本年度準備	2,767	5,932	8,772	16,076	676	45,950	80,173
出售時撇除	—	—	(172)	(1,678)	(80)	—	(1,930)
轉撥往附屬公司時撇除	—	(7,938)	(4,289)	(11,756)	—	(97,529)	(121,512)
於二零零一年十二月三十一日	14,135	44,044	42,109	100,024	7,794	282,812	490,918
賬面淨值							
於二零零一年十二月三十一日	58,258	13,461	24,492	56,344	2,205	65,844	220,604
於二零零零年十二月三十一日	61,025	15,363	20,465	36,025	477	115,405	248,760

本集團與本公司旗下物業、廠房及設備之賬面淨值包括根據融資租約及租購合約持有之資產之賬面淨值，金額分別約為26,870,000港元（*二零零零年：19,534,000港元*）及16,651,000港元（*二零零零年：7,936,000港元*）。

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
香港境外土地、土地使用權及樓宇之賬面淨值分析如下：				
永久業權	217,341	186,484	—	—
中期租約	58,258	61,025	58,258	61,025
	275,599	247,509	58,258	61,025

本集團已將賬面淨值達15,413,000港元（*二零零零年：無*）之若干永久業權土地及樓宇作為其獲授一般銀行融資信貸之抵押。

14. 商譽

	本集團 *千港元*
成本	
於二零零一年一月一日	179,214
收購附屬公司時產生	14,013
於二零零一年十二月三十一日	193,227
攤銷	
於二零零一年一月一日	104,485
本年度支出	4,927
於二零零一年十二月三十一日	109,412
賬面淨值	
於二零零一年十二月三十一日	83,815
於二零零零年十二月三十一日	74,729

採用之攤銷期介乎九年至二十年，按以往收購時產生之商譽之估計可用年限釐訂。

15. 負商譽

	本集團 *千港元*
總額	
於二零零一年一月一日	18,610
對去年度收購代價之計量作出調整（見下文）	(4,466)
收購附屬公司時產生	16,664
於二零零一年十二月三十一日	30,808
撥回收入	
於二零零一年一月一日	1,691
對以往年度撥回收入之金額作出調整	(406)
本年度撥回	2,801
於二零零一年十二月三十一日	4,086
賬面值	
於二零零一年十二月三十一日	26,722
於二零零零年十二月三十一日	16,919

負商譽按被收購可折舊資產尚餘可用年限之加權平均年數為十一年以直線法撥回收入內。

本年度內，對於二零零零年所收購之一項業務之投資成本作出調整，即為於本年度內最終落實及已支付之相關法律及專業費用。

16. 無形資產

	遞延開發費用	專利權及商標	總額
	千港元	千港元	千港元
本集團			
成本			
於二零零一年一月一日	5,553	10,476	16,029
匯兑調整	(161)	—	(161)
添置	74	308	382
於二零零一年十二月三十一日	5,466	10,784	16,250
攤銷			
於二零零一年一月一日	2,210	6,972	9,182
匯兑調整	(70)	—	(70)
本年度準備	549	830	1,379
於二零零一年十二月三十一日	2,689	7,802	10,491
賬面淨值			
於二零零一年十二月三十一日	2,777	2,982	5,759
於二零零零年十二月三十一日	3,343	3,504	6,847

	專利權
	千港元
本公司	
成本	
於二零零一年一月一日及二零零一年十二月三十一日	1,037
攤銷	
於二零零一年一月一日	802
本年度準備	103
於二零零一年十二月三十一日	905
賬面淨值	
於二零零一年十二月三十一日	132
於二零零零年十二月三十一日	235

本集團及本公司之所有無形資產均分十年以直線法攤銷。

17. 於附屬公司之投資

	二零零一年 千港元	二零零零年 千港元
非上市股份投資，成本	362,635	343,502
附屬公司之欠款	84,502	—
	447,137	343,502

本公司於二零零一年十二月三十一日之主要附屬公司詳情載於附註第41項。

附屬公司之欠款乃無抵押、不計利息及沒有固定償還條款。董事會認為由於上述款項於未來十二個月內尚不會償還，因此上述款項被列為非流動項目。

18. 於聯營公司應佔資產額

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
非上市股份，成本扣除確認減值	—	—	—	46,268
所佔資產淨值	1,967	2,267	—	—
聯營公司之欠款，扣除確認減值	106,399	77,566	79,417	38,430
	108,366	79,833	79,417	84,698

於二零零一年十二月三十一日聯營公司之詳情載於附註第42項。

聯營公司之欠款乃無抵押及須計利息，息率介乎最優惠利率至最優惠利率減0.5%，惟沒有固定償還條款。董事會認為由於上述款項於未來十二個月內尚不會償還，因此上述款項被列為非流動項目。

截至二零零零年十二月三十一日止年度之聯營公司欠款乃不計利息。

於結算日，本集團持有Gimelli International (Holdings) Limited及其附屬公司（統稱「Gimelli集團公司」）之40.8%股份。按照會計實務準則第32號之規定，本集團控制Gimelli集團公司。然而，由於本公司乃於香港註冊成立及Gimelli集團公司並不符合香港公司條例對附屬公司之界定，故此Gimelli集團公司之賬目未有綜合計入本財務報表內，而是採用權益會計法作為聯營公司入賬。於二零零零年十二月三十一日及二零零一年十二月三十一日，本集團於Gimelli集團公司之權益賬面值均為零。

假定Gimelli集團公司之賬目綜合計入本財務報表內，其資產及負債與收入及開支乃將會以分項基準入賬。本集團所佔之負債淨額及所佔（虧損）純利淨額乃將會分析如下：

	二零零一年 *千港元*	二零零零年 *千港元*
非流動資產	22,481	14,014
流動資產	34,966	26,017
流動負債	(176,254)	(157,494)
非流動負債	(315)	—
本集團應佔負債淨額	(119,122)	(117,463)
營業額	130,349	113,550
營運開支	(132,009)	(112,787)
税項	—	—
本集團應佔（虧損）純利淨額	(1,660)	763

19. 證券投資

	本集團		本公司	
	二零零一年 *千港元*	二零零零年 *千港元*	二零零一年 *千港元*	二零零零年 *千港元*
非流動資產				
非上市證券投資（股份），成本扣除確認減值	60,530	54,520	20,908	21,708
流動資產				
其他上市投資（股本證券），市價	4,899	—	4,899	—
非上市證券投資（股本證券），成本	—	7,892	—	—
	4,899	7,892	4,899	—

本集團持有之上述投資包括對Nack Products USA Limited（「Nack」）及America Direct, Inc.（「ADI」）之投資，其賬面值分別約為20,908,000港元（*二零零零年：20,908,000港元*）及8,806,000港元（*二零零零年：11,007,000港元*）。本公司之投資包括於Nack之同等金額投資。兩間公司均在美利堅合眾國（「美國」）註冊成立。Nack擁有在美國獨家推廣及經銷一項註冊專利產品之權利，而本集團持有該產品之生產權。Nack之主要業務為在美國推廣及經銷該項註冊專利產品及其他相關產品。ADI乃從事行銷業務，透過電視直銷及零售分銷渠道在美國及個別國際市場銷售。

本集團投資於Nack之約25%（二零零零年：25%）已發行股份由本公司直接持有，而本集團投資於ADI之26%（二零零零年：26%）已發行普通股則由本公司佔51%權益之附屬公司持有。由於本集團對Nack及ADI之事務均無重大影響力，故該兩間公司均不被視為本集團之聯營公司。

20. 收購附屬公司所付訂金

於二零零一年十一月，本集團訂立一項有條件買賣協議收購一間公司（「該附屬公司」）之全部股權，其主要業務為在墨西哥從事園藝工具之製造及經銷。截至現時為止依據該協議所支付之金額約148,200,000港元已被分類為非流動項目之訂金。

21. 存貨

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
原料	255,095	244,177	159,758	155,142
在製品	62,336	47,238	44,715	36,636
製成品	482,544	565,535	54,045	25,701
	799,975	856,950	258,518	217,479

於結算日，以可變現淨值列賬之存貨金額不大。

22. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
零至六十日	433,714	372,953	16,471	48,779
六十一日至一百二十日	81,058	79,401	5,024	2,242
一百二十一日或以上	37,542	35,503	21,767	35,642
銷售賬款總額	552,314	487,857	43,262	86,663
其他應收賬	46,047	105,828	—	4,590
	598,361	593,685	43,262	91,253

23. 已抵押銀行存款

此乃一筆質押予銀行之存款，作為本集團及本公司獲授短期銀行融資信貸之抵押，故被分類為流動資產。

24. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
零至六十日	293,334	328,338	124,808	194,547
六十一日至一百二十日	146,230	157,058	85,474	68,125
一百二十一日或以上	35,649	26,497	5,969	8,125
採購賬款總額	475,213	511,893	216,251	270,797
其他應付賬	1,230,390	473,341	309,880	90,177
	1,705,603	985,234	526,131	360,974

25. 保用撥備

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
於一月一日	33,386	33,569
本年度額外撥備	1,569	14,811
已動用之撥備	(7,976)	(14,994)
於十二月三十一日	26,979	33,386

保用撥備乃指管理層根據以往退貨經驗及業內之次貨平均比率就本集團給予電器產品二十四個月保用所須承擔責任之最佳估計。

26. 融資租約及租購合約之承擔

融資租約及租購合約承擔之還款期如下：

本集團	最低支付租金額 二零零一年 千港元	最低支付租金額 二零零零年 千港元	最低支付租金額之現值 二零零一年 千港元	最低支付租金額之現值 二零零零年 千港元
融資租約及租購合約之還款額：				
一年內	11,063	8,950	10,263	7,888
兩年後五年內	9,088	7,762	8,721	7,312
	20,151	16,712	18,984	15,200
減：日後財務費用	(1,167)	(1,512)	—	—
租賃承擔之現值	18,984	15,200	18,984	15,200
減：一年內到期償還 列作流動負債款項			(10,263)	(7,888)
一年後到期償還款項			8,721	7,312

本公司	最低支付租金額 二零零一年 千港元	最低支付租金額 二零零零年 千港元	最低支付租金額之現值 二零零一年 千港元	最低支付租金額之現值 二零零零年 千港元
融資租約及租購合約之還款額：				
一年內	7,116	4,306	6,636	3,830
兩年後五年內	5,727	3,111	5,469	2,961
	12,843	7,417	12,105	6,791
減：日後財務費用	(738)	(626)	—	—
租賃承擔之現值	12,105	6,791	12,105	6,791
減：一年內到期償還列作流動負債款項			(6,636)	(3,830)
一年後到期償還款項			5,469	2,961

本集團之政策為根據融資租約及租購合約租賃若干廠房設備及機器、裝置及設備。租約年期介乎三至四年。截至二零零一年十二月三十一日止年度，平均實際借款比率為8.4%。息率於合約日期釐訂。所有租約均採用固定還款形式，並無訂立任何關於支付或有租金之安排。

27. 銀行借款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
信託收據貸款	137,567	88,972	74,492	69,575
銀行貸款	724,288	864,689	273,700	274,859
銀行透支	31,172	54,333	1	—
	893,027	1,007,994	348,193	344,434
分為：				
有抵押	6,099	—	—	—
無抵押	886,928	1,007,994	348,193	344,434
	893,027	1,007,994	348,193	344,434

本集團及本公司之所有銀行借款之償還期如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
即時或一年內	217,060	155,155	114,193	69,575
第二年	1,403	40,859	—	40,859
三年後五年內	669,775	811,980	234,000	234,000
五年後	4,789	—	—	—
	893,027	1,007,994	348,193	344,434
減：一年內到期償還列作流動負債款項	(217,060)	(155,155)	(114,193)	(69,575)
一年後到期償還款項	675,967	852,839	234,000	274,859

28. 股本

	股數		股本	
	二零零一年	二零零零年	二零零一年	二零零零年
			千港元	*千港元*
每股面值0.20港元之普通股 法定股本	800,000,000	800,000,000	160,000	160,000
已發行及繳足股本：				
於一月一日	561,216,826	558,866,826	112,243	111,773
按優先認股權獲行使 而發行之股份	13,300,000	2,350,000	2,660	470
於十二月三十一日	574,516,826	561,216,826	114,903	112,243

於年內發行之股份在各方面與既有之股份享有同等權益。

優先認股權

於二零零一年十二月三十一日，本公司共有25,350,000份已授予本公司若干董事及本集團若干僱員而尚未獲行使之優先認股權，詳情如下：

授予優先認股權之日期	**未行使 優先認股權之數目**	**認購價** *港元*
一九九四年二月四日	500,000	1.2800
一九九七年十月二十七日	100,000	1.1504
一九九八年四月一日	400,000	1.7440
一九九九年九月二十日	100,000	1.1584
一九九九年十一月二十七日	400,000	1.0800
一九九九年十二月三十日	100,000	0.9776
二零零零年一月四日	1,300,000	1.0000
二零零零年六月五日	500,000	1.0144
二零零零年六月二十六日	100,000	1.4768
二零零一年六月六日	3,050,000	2.9020
二零零一年六月八日	1,000,000	2.1960
二零零一年六月十九日	5,000,000	2.2600
二零零一年七月五日	2,200,000	2.1480
二零零一年七月二十三日	10,500,000	2.1160
二零零一年十月十日	100,000	2.4750
	25,350,000	

29. 儲備

	股份溢價 *千港元*	商譽儲備 *千港元*	換算儲備 *千港元*	保留溢利 *千港元*	總額 *千港元*
本集團					
於二零零零年一月一日					
— 原先呈報金額	225,356	(179,124)	2,095	507,423	555,750
— 去年度調整（*附註第2項*）	—	179,124	—	(62,437)	116,687
— 重列金額	225,356	—	2,095	444,986	672,437
換算海外業務之財務報告所引起之匯兑差額	—	—	(5,772)	—	(5,772)
因發行股份所得之溢價	2,248	—	—	—	2,248
本年度溢利	—	—	—	180,917	180,917
末期股息 — 一九九九年	—	—	—	(30,743)	(30,743)
中期股息 — 二零零零年	—	—	—	(22,548)	(22,548)
於二零零零年十二月三十一日及二零零一年一月一日	227,604	—	(3,677)	572,612	796,539
換算海外業務之財務報告所引起之匯兑差額	—	—	(1,567)	—	(1,567)
因發行股份所得之溢價	14,709	—	—	—	14,709
本年度溢利	—	—	—	238,847	238,847
末期股息 — 二零零零年	—	—	—	(34,213)	(34,213)
中期股息 — 二零零一年	—	—	—	(25,844)	(25,844)
於二零零一年十二月三十一日	242,313	—	(5,244)	751,402	988,471

	股份溢價 千港元	商譽儲備 千港元	換算儲備 千港元	保留溢利 千港元	總額 千港元
本公司					
於二零零零年一月一日					
— 原先呈報金額	225,356	—	—	481,927	707,283
— 就確認股息之會計政策出現變動而作出去年度調整	—	—	—	30,743	30,743
— 重列金額	225,356	—	—	512,670	738,026
因發行股份所得之溢價	2,248	—	—	—	2,248
本年度溢利	—	—	—	187,059	187,059
末期股息 — 一九九九年	—	—	—	(30,743)	(30,743)
中期股息 — 二零零零年	—	—	—	(22,548)	(22,548)
於二零零零年十二月三十一日及二零零一年一月一日	227,604	—	—	646,438	874,042
因發行股份所得之溢價	14,709	—	—	—	14,709
本年度溢利	—	—	—	168,651	168,651
末期股息 — 二零零零年	—	—	—	(34,213)	(34,213)
中期股息 — 二零零一年	—	—	—	(25,844)	(25,844)
於二零零一年十二月三十一日	242,313	—	—	755,032	997,345

本集團之保留溢利包括本集團應佔聯營公司之收購後虧損13,005,000港元（*二零零零年：12,705,000港元*），以及本集團於聯營公司一筆為數460,000港元（*二零零零年：460,000港元*）貸方結餘之換算儲備。

本公司於二零零一年十二月三十一日可分派予股東之儲備中包括保留溢利755,032,000港元（*二零零零年重列：646,438,000港元*）。

30. 遞延稅項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
於一月一日之結餘	(14,468)	208	1,394	—
匯兑調整	(1)	(3)	—	—
本年度支出（*附註第10項*）	—	1,394	—	1,394
本年度撥回（*附註第10項*）	(5,188)	(16,067)	—	—
於十二月三十一日之結餘	(19,657)	(14,468)	1,394	1,394

於結算日，已撥備淨遞延税項（資產）負債之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
因下列事項而產生時差之稅務影響：				
繳稅減免超逾折舊額	1,536	1,601	1,394	1,394
應計費用及準備	(21,193)	(16,069)	—	—
	(19,657)	(14,468)	1,394	1,394
包括：				
遞延稅項負債	1,536	1,601	1,394	1,394
遞延稅項資產	(21,193)	(16,069)	—	—
	(19,657)	(14,468)	1,394	1,394

於結算日，可能出現之遞延稅項（資產）負債之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
因下列事項而產生時差之稅務影響：				
繳稅減免超逾折舊額	17,408	4,911	10,915	13,130
稅項虧損	(102,825)	(91,057)	—	—
其他時差	405	(3,601)	—	—
	(85,012)	(89,747)	10,915	13,130

經考慮本集團對集團屬下若干公司之中期財務計劃及預測後，由於並不預期有可能出現之遞延稅項負債會於可預見將來出現，故並無就該等公司因繳稅減免超逾折舊額之時差而引致之遞延稅項負債在財務報表中撥出準備。

由於未能肯定稅項虧損將於可預見將來得到運用，故並無就集團屬下若干公司可用以抵銷未來溢利之稅項虧損及其他時差而引致之遞延稅項資產在財務報表中作出確認。

本集團於本年度並無撥備之遞延稅項支出（撥回）之主要項目如下：

	本集團	
	二零零一年	二零零零年
	千港元	*千港元*
因下列事項而產生時差之稅務影響：		
繳稅減免超逾折舊額	12,497	(4,017)
稅項虧損	(11,768)	(5,010)
其他時差	4,006	2,372
	4,735	(6,655)

31. 除税前溢利與經營活動之現金流入淨額對賬

	二零零一年 千港元	二零零零年 千港元 (重列)
除税前溢利	264,912	211,634
應佔聯營公司業績	300	1,221
利息支出	91,000	75,632
利息收入	(14,412)	(8,947)
無形資產攤銷	1,379	866
商譽攤銷	4,927	11,215
負商譽撥回收入	(2,395)	(1,601)
物業、廠房及設備折舊及攤銷	209,900	182,487
已確認之證券投資減值	4,204	1,944
出售物業、廠房及設備之虧損(收益)	5,179	(2,412)
存貨減少(增加)	175,978	(183,038)
銷售賬款及其他應收賬、訂金及預付款項增加	(31,969)	(483,531)
應收票據增加	(176,405)	(21,872)
聯營公司銷售賬款減少	4,850	454
採購賬款及其他應付賬增加	573,346	464,564
保用撥備減少	(6,407)	—
經營活動之現金流入淨額	1,104,387	248,616

32. 收購附屬公司

	二零零一年 *千港元*	二零零零年 *千港元*
收購之資產淨值		
物業、廠房及設備	26,448	405,973
存貨	123,890	353,765
銷售賬款及其他應收賬、訂金及預付款項	105,060	55,218
可退回稅項	2,258	364
銀行結餘及現金	13,548	7,981
採購賬款及其他應付賬	(152,227)	(123,920)
銀行透支	(36,791)	—
	82,186	699,381
收購時產生之負商譽	(16,664)	(18,520)
收購時產生之商譽	14,013	—
代價	79,535	680,861
支付形式		
現金	79,535	680,861

收購引致之淨現金流出：

	二零零一年 *千港元*	二零零零年 *千港元*
現金代價	(79,535)	(680,861)
所購入之銀行結餘及現金	13,548	7,981
所購入之銀行透支	(36,791)	—
收購附屬公司相關之現金及現金等額流出淨額	(102,778)	(672,880)

本年度內所收購附屬公司佔本集團之現金流量如下：

	千港元
經營活動之現金流入淨額	29,788
已付稅項	2,127
用於投資活動之現金淨額	(441)
融資之現金流出淨額	(35,038)

本年度內所收購之附屬公司對本集團營業額之貢獻為193,820,000港元，而對本集團經營溢利之貢獻則為9,868,000港元。

33. 年內融資變動之分析

	股本及股份溢價 *千港元*	銀行貸款 *千港元*	融資租約及租購合約之承擔 *千港元*
於二零零零年一月一日之結餘	337,130	106,901	15,838
發行股份所得現金款項	2,717	—	—
開始融資租約及租購合約	—	—	9,406
新增銀行貸款	—	823,830	—
償還款項	—	(66,042)	(10,044)
於二零零零年十二月三十一日及二零零一年一月一日之結餘	339,847	864,689	15,200
發行股份所得現金款項	17,369	—	—
開始融資租約及租購合約	—	—	14,359
新增銀行貸款	—	28,915	—
償還款項	—	(169,316)	(10,575)
於二零零一年十二月三十一日之結餘	357,216	724,288	18,984

34. 主要非現金交易

於本年度內，本集團就資產簽訂之融資租約及租購合約安排於簽訂時之總資本值為14,359,000港元（*二零零零年：9,406,000港元*）。

35. 租賃承擔

於結算日，本集團根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	二零零一年 *千港元*	二零零零年 *千港元*	二零零一年 *千港元*	二零零零年 *千港元*
一年內	27,436	26,500	10,107	14,153
兩年後五年內	67,884	49,727	15,640	22,084
五年後	46,759	39,297	238	—
	142,079	115,524	25,985	36,237

經營租約付款乃指本集團須支付其若干廠房設備及機器和辦公室物業之租金。該等租約磋商之租期介乎三個月至十年。

36. 或然負債

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
就下列公司動用之信貸融資而向銀行及一獨立第三方提供擔保：				
聯營公司	15,230	10,083	15,230	10,083
附屬公司	—	—	70,141	34,076
有追索權之貼現票據	466,226	370,106	358,124	369,767
	481,456	380,189	443,495	413,926

於結算日，本集團及本公司就上述授予聯營公司及附屬公司之銀行融資而提供之擔保其中已使用之擔保數額分別為132,500,000港元*（二零零零年：163,500,000港元）*及1,678,739,000港元*（二零零零年：1,409,205,000港元）*。

37. 退休金計劃

自二零零零年十二月起，本公司及其在香港營運之附屬公司已參加根據強制性公積金計劃條例註冊之強制性公積金計劃（「強積金計劃」）。

於二零零一年十二月三十一日，本集團多位僱員之服務年資已屆香港僱傭條例（「有關條例」）所規定有資格於終止僱用時享有長期服務金之年期。本集團只在符合有關條例所指定之情況下終止僱用始須支付上述長期服務金。

在符合有關條例所指定之情況下，假定於二零零一年十二月三十一日終止僱用全體合資格僱員，本集團須承擔之潛在責任最高限額約為13,765,000港元*（二零零零年：14,741,000港元）*。在財務報表中已就長期服務金作出撥備2,400,000港元*（二零零零年：無）*。

本集團之海外附屬公司設有多項界定供款計劃及界定退休金計劃，涵蓋其絕大部份僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

有關界定退休金計劃之退休金成本乃按照Aon Consulting（一家僱員福利顧問集團）採用預計單位信貸法於二零零二年一月一日進行之精算估值而釐訂。在計算精算估值時假定之醫療趨向比率為10.5%，而折扣率則為7.5%。對上述退休金並無撥入任何資產，而該計劃乃以到期即付方式供款。該計劃內之累計退休金費用乃由該間海外附屬公司之一位前股東根據一項轉讓承擔、償付及賠償保證協議而作出償付。就此，該間海外附屬公司截至二零零一年十二月三十一日之應收及同等金額之累計退休金費用約為28,000,000港元*（二零零零年：29,600,000港元）*。

38. 資本承擔

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	*千港元*	*千港元*	*千港元*
已訂約但未在財務報表中作出撥備用作購買物業、廠房及設備之資本開支	29,322	36,409	12,511	26,353

39. 有關連方交易

本年度內，本集團與有關連方進行下列交易：

	二零零一年	二零零零年
	千港元	*千港元*
聯營公司		
採購	30,291	27,216
行政管理收入	3,369	8,340
行政管理支出	417	1,614
已收利息收入	6,753	442
銷售收入	21,103	18,062
分包支出	250	919
租金收入	785	562
收取設備費用收入	22	48
服務支出	21	40

以上交易按市場價格／利率進行；或倘未有市場價格／利率可供參照時，則按成本加上利潤比率進行。

40. 結算日以後事項

於二零零一年十二月三十一日以後，本集團收購兩間附屬公司，即Ryobi Australia Pty及Ryobi New Zealand，代價為5,900,000澳元（約相等於23,600,000港元）。

41. 主要附屬公司詳情

於二零零一年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立及營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Digiwireless Limited	香港	2港元	100	—	投資控股
滿添國際有限公司	香港	2港元	100	—	投資控股
智美實業有限公司	香港	3,000,000港元	51	—	經銷電器產品及健康護理產品
MacEwen Property Co. Inc.	美國	100美元	100	—	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	—	經銷家庭電子及電器產品
One World Technologies Limited	百慕達／香港	12,000美元	100	—	投資控股
One World Technologies Inc.	美國	10美元	—	100	投資控股
OWT France SAS	法國	245,984法國法郎	—	100	投資控股
Ryobi Technologies France S.A.（前稱Ryobi Europe S.A.）	法國	117,000,000法國法郎	—	100	經銷電動工具產品
OWT Taiwan Limited（前稱台灣利優比股份有限公司）	台灣	新台幣5,000,000元	100	—	提供檢查服務
OWT Industries, Inc.	美國	10美元	—	100	製造電器部件及電動工具產品
Ryobi Technologies Canada, Inc.	加拿大	600,000加元	—	100	經銷電動工具產品
Ryobi Technologies, Inc.	美國	10美元	—	100	經銷電動工具產品

附屬公司名稱	註冊成立及營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Ryobi Technologies (UK) Ltd.（前稱Ryobi Power Equipment (UK) Ltd.）	英國	4,000,000英鎊	100	—	經銷電動工具產品
* Royal Appliance International GmbH	德國	2,000,000馬克	51	—	經銷家庭電子及電器產品
Santo Industries Limited	香港	2,000,000港元	100	—	經銷家庭電子及電器產品
創德實業有限公司	香港	1,000,000港元	100	—	製造塑膠零件
朗廣實業有限公司	香港	2,000,000港元	75.725	—	製造電子產品
Solar Wide (Overseas) Limited	英屬處女群島／中華人民共和國	1美元	—	100	製造電子產品
Techtronic Appliances Co. Pte Ltd.	新加坡	250,000坡元	100	—	聯絡辦事處
Techtronic Appliances International Limited	英屬處女群島／印尼	1美元	100	—	經銷電子及電器產品
P.T. Techtronic Appliances	印尼	300,000美元	1	99	製造電子及電器產品
Techtronic Appliances Holdings Company Limited	百慕達／香港	12,000美元	100	—	投資控股
創科電業製品（香港）有限公司	香港	2港元	—	100	經銷及製造地板護理產品

附屬公司名稱	註冊成立及營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Vax Limited	英國	33,000英鎊	100	—	裝配、採購及分銷地板護理產品
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	—	裝配及分銷地板護理產品

依董事會之意見，上表列舉本公司之附屬公司為主要影響本集團業績或資產之公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

* *非由德勤•關黃陳方會計師行核數之公司。對本集團而言，此附屬公司之經營業績及資產淨值金額不大。*

於本年度結算日或年內之任何時間，附屬公司概無任何未償還之借貸資本。

42. 聯營公司詳情

於二零零一年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立及營業地點	已發行及繳足股本／註冊資本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Polytron Enterprises Limited	香港	1,650,000港元	25.0	—	業務並不活躍
Gimelli International (Holdings) Limited	開曼群島／香港	6,250美元	40.8	—	投資控股
Gimelli Laboratories Company Limited	香港	5,000,000港元	—	100	製造及經銷電器及牙齒護理產品
Gimelli Produktions A.G.	瑞士	930,000瑞士法郎	—	100	市場推廣、研究及開發
智美科技注塑有限公司	香港	2港元	—	100	製造塑膠零件
北方創先工業有限公司	中華人民共和國	1,200,000美元	50.0	—	業務並不活躍

3. 截至二零零二年六月三十日止六個月之未經審核中期業績

以下為本集團截至二零零二年六月三十日止六個月之未經審核綜合業績概要連同去年度同期間之比較數字，乃摘錄自本集團截至二零零二年六月三十日止六個月之中期業績報告。重列截至二零零一年六月三十日止六個月之數字是基於採納由香港會計師公會頒佈並已於截至二零零一年十二月三十一日止年度生效之新制訂及經修訂會計實務準則所致。

簡明綜合收入報表

截至二零零二年六月三十日止六個月

	附註	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核) (重列)
營業額	(3)	3,958,850	2,315,629
銷售成本		(2,994,707)	(1,824,114)
毛利總額		964,143	491,515
其他收入		38,508	28,677
銷售及分銷費用		(269,562)	(112,893)
行政費用		(461,853)	(208,979)
研究及開發費用		(46,071)	(43,319)
經營溢利		225,165	155,001
財務成本		(37,548)	(47,814)
未計應佔聯營公司業績及税項前溢利		187,617	107,187
應佔聯營公司業績		(168)	(280)
除税前溢利		187,449	106,907
税項	(4)	(14,920)	(9,616)
未計少數股東權益前溢利		172,529	97,291
少數股東權益		(4,904)	(2,991)
本期間溢利		167,625	94,300
股息		(45,025)	(33,679)
本期間保留溢利		122,600	60,621
每股盈利	(5)		
基本		28.01仙	16.75仙
攤薄後		27.57仙	16.69仙

簡明綜合資產負債表

二零零二年六月三十日

	附註	二零零二年六月三十日 千港元 (未經審核)	二零零一年十二月三十一日 千港元 (經審核)	二零零一年六月三十日 千港元 (未經審核) (重列)
資產				
非流動資產				
物業、廠房及設備		877,828	678,629	636,952
商譽		85,881	83,815	72,616
負商譽		(25,321)	(26,722)	(16,276)
無形資產		5,823	5,759	6,464
於聯營公司應佔資產額		126,481	108,366	89,317
證券投資		60,489	60,530	53,918
收購附屬公司之訂金		—	148,200	—
遞延税項資產		25,856	21,193	16,068
其他資產		1,195	1,195	1,195
		1,158,232	1,080,965	860,254
流動資產				
存貨		1,331,914	799,975	808,243
銷售賬款及其他應收賬	(6)	1,132,176	598,361	594,183
訂金及預付款項		279,170	309,448	340,432
應收票據		148,473	331,431	158,718
證券投資		7,239	4,899	9,893
聯營公司銷售賬款		5,649	2,511	10,882
銀行結餘、存款及現金		1,212,300	644,039	187,213
		4,116,921	2,690,664	2,109,564
流動負債				
採購賬款及其他應付賬	(7)	1,572,577	1,129,679	715,358
應付票據		496,843	602,903	214,770
應繳税項		2,920	12,149	15,995
應派股息		45,025	—	33,679
融資租約及租購合約之承擔 — 於一年內到期		8,372	10,263	9,243
銀行借款 — 於一年內到期		746,626	217,060	244,816
		2,872,363	1,972,054	1,233,861
流動資產淨值		1,244,558	718,610	875,703
資產總值減流動負債		2,402,790	1,799,575	1,735,957

簡明綜合資產負債表（*續*）

二零零二年六月三十日

	附註	二零零二年六月三十日 千港元 (未經審核)	二零零一年十二月三十一日 千港元 (經審核)	二零零一年六月三十日 千港元 (未經審核) (重列)
股本與儲備				
股本	*(8)*	128,863	114,903	114,083
儲備	*(9)*	1,473,742	988,471	863,070
		1,602,605	1,103,374	977,153
少數股東權益		14,881	9,977	9,843
非流動負債				
融資租約及租購合約之承擔 — 於一年後到期		5,216	8,721	12,014
銀行借款 — 於一年後到期		779,940	675,967	736,743
遞延税項負債		148	1,536	204
		785,304	686,224	748,961
		2,402,790	1,799,575	1,735,957

簡明綜合現金流動表

截至二零零二年六月三十日止六個月

	二零零二年六月三十日 千港元 (未經審核)	二零零一年六月三十日 千港元 (未經審核) (重列)
經營活動		
經營（所用）所帶來現金	(134,613)	44,754
已付所得税	(10,259)	(3,504)
已付利息	(37,548)	(47,814)
經營活動所用之現金淨額	(182,420)	(6,564)
投資活動		
購買物業、廠房及設備	(124,397)	(67,579)
添置無形資產	(236)	(41)
借予聯營公司之款項	(18,284)	(9,764)
購買證券投資	(2,299)	(1,399)
收購業務及附屬公司（扣除現金及現金等額）	(13,564)	—
出售物業、廠房及設備所得款項	12,484	3,853
投資活動所用之現金淨額	(146,296)	(74,930)
融資		
發行股份所得款項	382,653	10,407
取得之新銀行貸款	506,623	38,290
償還銀行貸款	(27,509)	(69,485)
訂立新融資租約及租購合約之承擔	—	11,838
償還融資租約及租購合約之承擔	(5,396)	(5,781)
融資之現金流入（流出）淨額	856,371	(14,731)
現金及現金等額增加（減少）	527,655	(96,225)
期初之現金及現金等額	612,868	227,002
匯率折算之差額	(3,318)	(2,658)
期終之現金及現金等額	1,137,205	128,119
現金及現金等額結餘之分析		
銀行結餘、存款及現金	1,212,300	187,213
銀行透支	(75,095)	(59,094)
	1,137,205	128,119

簡明財務報表附註

截至二零零二年六月三十日止六個月

1. 主要會計政策

中期報告乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」（「會計實務準則第25號」）而編製。

簡明財務報表乃根據歷史成本慣例並經就證券投資之重估作出調整後而編製。

2. 採納新訂及經修訂會計實務準則

編製本簡明賬目所採用之主要會計政策及計算方法與截至二零零一年十二月三十一日止年度之全年度賬目內所採用者相符，惟本集團繼採納香港會計師公會頒佈下列於二零零二年一月一日或以後之會計期間生效並適用於本集團之會計實務準則後，本集團已對其若干會計政策作出改動：

會計實務準則第1號（經修訂）：	財務報表之編列
會計實務準則第15號（經修訂）：	現金流動表
會計實務準則第25號（經修訂）：	中期財務報告
會計實務準則第34號：	僱員福利

採納上文所述之新訂及經修訂會計實務準則對本集團於二零零一年六月三十日之財政狀況影響不大。所披露之資料及若干比較數字已作出相應調整。

3. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		對除稅前日常業務業績之貢獻	
	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元(重列)
以主要業務劃分：				
製造及經銷：				
電動及戶外產品	3,140,168	1,600,563	182,696	115,050
地板護理產品	617,795	524,789	15,900	17,254
太陽能及電子產品	123,755	102,807	21,910	13,238
其他產品	77,132	87,470	4,659	9,459
	3,958,850	2,315,629	225,165	155,001
財務成本			(37,548)	(47,814)
應佔聯營公司業績			(168)	(280)
除稅前溢利			187,449	106,907
以地域市場劃分：				
北美洲	3,307,651	1,963,013	199,255	131,702
歐洲	506,408	250,800	15,179	10,694
其他國家	144,791	101,816	10,731	12,605
	3,958,850	2,315,629	225,165	155,001
財務成本			(37,548)	(47,814)
應佔聯營公司業績			(168)	(280)
除稅前溢利			187,449	106,907

4. 稅項

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
稅項支出總額包括：		
根據本期間內估計應課稅溢利按16%稅率計算之香港利得稅	13,877	9,000
本期間內溢利之海外稅項	1,043	616
	14,920	9,616

5. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	167,625	94,300
用作計算基本每股盈利之普通股加權平均數	598,395,714	562,987,936
普通股可能產生之攤薄影響：		
優先認股權	9,583,121	2,016,788
用作計算攤薄後每股盈利之普通股加權平均數	607,978,835	565,004,724

6. 銷售賬款

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元	二零零一年 六月三十日 千港元
零至六十日	877,688	433,714	458,683
六十一日至一百二十日	147,114	81,058	58,771
一百二十一日以上	53,276	37,542	46,853
銷售賬款總額	1,078,078	552,314	564,307
其他應收賬	54,098	46,047	29,876
	1,132,176	598,361	594,183

7. 採購賬款

採購賬款之賬齡分析如下：

	二零零二年 六月三十日 千港元	二零零一年 十二月三十一日 千港元	二零零一年 六月三十日 千港元
零至六十日	592,523	293,334	434,442
六十一日至一百二十日	73,858	146,230	61,996
一百二十一日以上	9,795	35,649	5,160
採購賬款總額	676,176	475,213	501,598
其他應付賬	896,401	654,466	213,760
	1,572,577	1,129,679	715,358

8. 股本

	股數		股本	
	二零零二年六月三十日	二零零一年十二月三十一日	二零零二年六月三十日	二零零一年十二月三十一日
			千港元	*千港元*
每股面值0.20港元之普通股				
法定股本	800,000,000	800,000,000	160,000	160,000
已發行及繳足股本：				
於一月一日	574,516,826	561,216,826	114,903	112,243
於期內發行股份	69,800,000	13,300,000	13,960	2,660
	644,316,826	574,516,826	128,863	114,903

於期內發行之股份在各方面與既有之股份享有同等權益。

9. 儲備

	股份溢價	換算儲備	保留溢利	總額
	千港元	*千港元*	*千港元*	*千港元*
本集團				
於二零零二年一月一日	242,313	(5,244)	751,402	988,471
未於收入報表內確認之虧損淨額換算海外業務之財務報告所引起之匯兑差額	—	(6,021)	—	(6,021)
因發行股份所得之溢價	368,692	—	—	368,692
本期間溢利	—	—	167,625	167,625
末期股息 — 二零零一年	—	—	(45,025)	(45,025)
於二零零二年六月三十日	611,005	(11,265)	874,002	1,473,742

3. 債務聲明

截至二零零二年十一月三十日（即本通函付印前就本債務聲明而言之最後實際可行日期）辦公時間完結時，擴大後集團之未償還銀行借款約為1,437,508,000港元，其中約6,027,000港元以擴大後集團名下總賬面淨值約13,913,000港元之若干土地及樓宇作為抵押。此外，擴大後集團於該日亦尚有未履行之融資租約及租購合約承擔約30,891,000港元。

截至二零零二年十一月三十日辦公時間完結時，本集團就給予多間聯營公司及非全資附屬公司之銀行融資而向銀行分別提供約14,080,000港元及22,427,000港元之擔保。擴大後集團尚有關於附有追索權之出口貼現票據之或然負債約1,106,438,000港元。

此外，截至二零零二年十一月三十日，Royal集團尚有多宗未完結之法律訴訟。有關此等重大訴訟之詳情載於本通函附錄四內「訴訟」一節。

除前述者或本通函另有披露及集團內公司間之負債與一般採購賬款外，於二零零二年十一月三十日辦公時間完結時，擴大後集團屬下公司概無任何未償還之按揭、抵押、債券或其他借貸資本或銀行透支、貸款、債務證券或類似債務、或任何融資租約或租購合約之承擔或任何擔保或其他重大或然負債。

外幣款額乃按於二零零二年十一月三十日辦公時間完結時之概約匯率折算為港元。

4. 營運資金

依董事之意見，經計及擴大後集團現有可動用之信貸融資與內部資源後，在無不可預見之情況下，擴大後集團於合併事項完成後將具備充裕營運資金以應付目前所需及任何可能須增加向不同意合併之股份持有人支付之代價金額。

5. 重大逆轉

據董事所知，自二零零一年十二月三十一日（即本集團最近期經審核賬目之結算日期）以來，本集團之財務或經營狀況概無任何重大逆轉。

1. 擴大後集團之備考經調整合併有形資產淨值報表

以下為緊隨合併事項完成後擴大後集團之備考經調整合併有形資產淨值報表，乃根據本公司於二零零二年六月三十日之未經審核綜合財務報表而編製，並經作出調整以反映合併事項之影響。下文編列之備考數字亦會因應美國公認會計原則與香港公認會計原則兩者之顯著差異而作出調整。

	千港元	*千港元*
本集團於二零零二年六月三十日之未經審核綜合資產淨值（*附註1*）		1,602,605
減：本集團於二零零二年六月三十日之無形資產		(66,383)
進行合併事項前本集團於二零零二年六月三十日之備考經調整綜合有形資產淨值		1,536,222
於二零零二年八月十二日提交美國證券委員會存案之10-Q表格內所載有關Royal集團截至二零零二年六月三十日止六個月之資產淨值	280,004	
須付之合併事項代價	(822,900)	
合併事項之估計相關開支	(15,600)	
減：收購Royal時產生之商譽（*附註2*）		(558,496)
減：存貨之未變現溢利（*附註3*）		(8,926)
擴大後集團之備考經調整合併有形資產淨值		968,800
		港元
本集團之每股備考經調整綜合有形資產淨值（根據截至最後實際可行日期之已發行股份645,716,826股計算）		2.38
擴大後集團之每股備考經調整合併有形資產淨值（根據截至最後實際可行日期之已發行股份645,716,826股計算）		1.50

附註：

1. 由於本集團最新已公佈之財務數字為本集團截至二零零二年六月三十日之未經審核綜合數字，故備考數字乃根據此等財務數字計算。

2. **收購Royal時產生之商譽將會資本化及按其使用年期為二十年以直線法攤銷。根據以上基準，每年之攤銷開支將約為27,900,000港元。由於收購Royal時產生之商譽乃參照Royal集團截至二零零二年六月三十日之未經審核有形資產淨值計算，最終之商譽金額高低視乎Royal集團於協議完成後之最新財務數字而定。**

3. 此金額為向本集團採購而截至二零零二年六月三十日仍由Royal持有之存貨之未變現溢利。

2. 擴大後集團之備考資產負債表

以下為擴大後集團之備考資產負債表，乃根據本集團於二零零二年六月三十日之未經審核綜合資產負債表並按照與上文第1節所載之相同基準而編製。下文編列之備考數字亦會因應美國公認會計原則與香港公認會計原則兩者之顯著差異而作出調整。

	本集團於二零零二年六月三十日之未經審核綜合資產負債表	Royal集團於二零零二年六月三十日之未經審核綜合資產負債表	根據合併事項須付之代價及估計開支	存貨之未變現溢利	往來賬對銷	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
	(附註1)	*(附註2)*		*(附註3)*		
物業、廠房及設備	877,828	290,456	—	—	—	1,168,284
商譽	85,881	—	558,496	—	—	644,377
負商譽	(25,321)	—	—	—	—	(25,321)
無形資產	5,823	—	—	—	—	5,823
於聯營公司應佔資產額	126,481	—	—	—	—	126,481
證券投資	60,489	—	—	—	—	60,489
遞延税項資產	25,856	39,211	—	—	—	65,067
其他資產	1,195	21,271	—	—	—	22,466
流動資產	4,116,921	704,512	(838,500)	(8,926)	(15,759)	3,958,248
流動負債	(2,872,363)	(729,262)	—	—	15,759	(3,585,866)
資產總值減流動負債	2,402,790	326,188	(280,004)	(8,926)	—	2,440,048
融資租約及租購合約承擔 — 於一年後到期	(5,216)	(14,898)	—	—	—	(20,114)
銀行借款 — 於一年後到期	(779,940)	—	—	—	—	(779,940)
遞延税項負債	(148)	(31,286)	—	—	—	(31,434)
少數股東權益	(14,881)	—	—	—	—	(14,881)
資產淨值	1,602,605	280,004	(280,004)	(8,926)	—	1,593,679

附註：

1. 由於本集團最新已公佈之財務數字為本集團截至二零零二年六月三十日之未經審核綜合數字，故備考數字乃根據此等財務數字計算。

2. Royal集團之未經審核綜合數字以美元為單位並按1美元兑7.8港元之兑換率折算為港元。

3. 此金額為向本集團採購而截至二零零二年六月三十日仍由Royal持有之存貨之未變現溢利。

3. 備考合併業績報表

以下為擴大後集團之備考合併業績報表，乃假定合併事項已於二零零一年七月一日實行及於截至二零零二年六月三十日止之整段十二個月期間內Royal已為本公司之全資附屬公司而編製。下文編列之備考數字亦會因應美國公認會計原則與香港公認會計原則兩者之顯著差異而作出調整。

	本集團於二零零一年七月一日至二零零二年六月三十日期間之未經審核綜合業績	Royal集團於二零零一年七月一日至二零零二年六月三十日期間之未經審核綜合業績		存貨之未變現溢利	公司間交易對銷	商譽攤銷	擴大後集團於二零零一年七月一日至二零零二年六月三十日期間之備考未經審核合併業績
	千港元	*千美元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
	(附註1)		*(附註2)*	*(附註3)*			
營業額	7,744,361	426,407	3,325,975	(8,926)	(381,543)		10,679,867
銷售成本	(5,764,604)	(325,477)	(2,538,721)		381,543		(7,921,782)
毛利總額	1,979,757	100,930	787,254				2,758,085
其他收入	51,227	—	—				51,227
營運開支	(1,604,608)	(89,517)	(698,233)			(30,504)	(2,333,345)
經營溢利	426,376	11,413	89,021				475,967
財務成本	(80,734)	(1,249)	(9,742)				(90,476)
未計應佔聯營公司業績及稅項前溢利	345,642	10,164	79,279				385,491
應佔聯營公司業績	(188)	—	—				(188)
除稅前溢利	345,454	10,164	79,279				385,303
稅項	(28,244)	(3,550)	(27,690)				(55,934)
未計少數股東權益前溢利	317,210	6,614	51,589				329,369
少數股東權益	(5,038)	—	—				(5,038)
本年度溢利 *(附註4)*	312,172	6,614	51,589				324,331
二零零一年七月一日至二零零二年六月三十日期間股份之加權平均數	585,957,761						585,957,761
每股盈利（仙） *(附註4)*	**53.28**						**55.35**

附註：

1. 由於本集團最新已公佈之財務數字為本集團截至二零零二年六月三十日之未經審核綜合數字，故備考數字乃根據此等財務數字計算。

2. Royal集團之未經審核綜合數字以美元為單位並按1美元兌7.8港元之兌換率折算為港元。

3. 此金額為向本集團採購而截至二零零二年六月三十日仍由Royal持有之存貨之未變現溢利。

4. **上文所列之本年度溢利及相關之每股盈利乃假定本集團將會以其內部資源全數支付合併事項之代價而計算。由於本公司仍未就以其內部資源與以銀行借貸攤分支付合併事項代價之比例作出最後決定，從而無法確定上述銀行借貸相關利息／財務成本之實際金額，故在計算上述數字時並無將利息／財務成本包括在內。倘若本集團部份以其內部資源及部份以銀行借貸支付合併事項之代價，則上述金額可能會作出調整。本集團就其現金結餘收取之利息乃按當時之銀行存款利率計算，而支付之銀行借貸利息則按倫敦銀行同業拆息加市場息差計算。**

責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任（有關循公開途徑獲得之Royal集團資料除外），並於作出一切合理查詢後確認，就彼等所知及確信，本通函並無遺漏任何其他事實以致其內容有所誤導。

權益之披露

(a) 於證券之權益

於最後實際可行日期，本公司之董事或主要行政人員於本公司及其聯繫公司（按披露權益條例之涵義）之股本中擁有依據披露權益條例第28條須知會本公司及聯交所之權益（包括彼等根據披露權益條例第31條或附表第一部份被計作或視作擁有之權益），或依據披露權益條例第29條須登記於該條例所述名冊上之權益，或依據上市規則內所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

(i) **股份**

董事姓名	個人權益	所持股份數目 家族權益	公司權益	概約持股 百分比 (%)
Horst Julius Pudwill先生	33,796,000	380,000	111,329,897 *(a)*	22.53 *(c)*
鍾志平先生	54,750,974	68,000	18,537,515 *(b)*	11.36 *(c)*
陳建華先生	1,000,000	—	—	0.15
陳志聰先生	—	—	—	—
浦上彰夫博士	—	—	—	—
吉川進先生	—	—	—	—
張定球先生	960,000	—	—	0.15
Joel Arthur Schleicher先生	100,000	—	—	0.015
Christopher Patrick Langley先生	150,000	—	—	0.023

(a) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

** Cordless Industries Company Limited 由Horst Julius Pudwill先生及鍾志平先生共同擁有。*

(c) 鍾志平先生持有之公司權益全數與Horst Julius Pudwill先生持有之公司權益重複計算。假定不計入重複計算之股權，截至最後實際可行日期，Horst Julius Pudwill先生、鍾志平先生及彼等各自之聯繫人士合共持有200,324,871股股份，約佔已發行股份之31.02%。

(ii) **優先認股權**

以下董事獲授可認購股份之優先認股權：

董事姓名	**授予優先認股權日期**	**於最後實際可行日期尚未行使之優先認股權**	**認購價港元**	**行使期**
Horst Julius Pudwill先生	6.6.2001	800,000*	2.0920	6.6.2001 – 5.6.2006
	19.6.2001	3,000,000*	2.2600	19.6.2001 – 18.6.2006
	5.7.2001	1,200,000*	2.1480	5.7.2001 – 4.7.2006
	28.6.2002	12,864,000**	7.2000	28.6.2002 – 27.6.2007
鍾志平先生	6.6.2001	1,000,000*	2.0920	6.6.2001 – 5.6.2006
	19.6.2001	1,000,000*	2.2600	19.6.2001 – 18.6.2006
	5.7.2001	1,000,000*	2.1480	5.7.2001 – 4.7.2006
	28.6.2002	6,432,000**	7.2000	28.6.2002 – 27.6.2007
陳建華先生	30.4.2002	300,000**	6.4000	30.4.2002 – 29.4.2007
	5.7.2002	200,000**	6.7000	5.7.2002 – 4.7.2007
	18.10.2002	1,000,000**	5.9000	18.10.2002 – 17.10.2007
陳志聰先生	6.6.2001	500,000*	2.0920	6.6.2001 – 5.6.2006
	19.6.2001	500,000*	2.2600	19.6.2001 – 18.6.2006
	30.4.2002	300,000**	6.4000	30.4.2002 – 29.4.2007
	5.7.2002	200,000**	6.7000	5.7.2002 – 4.7.2007
浦上彰夫博士	6.6.2001	250,000*	2.0920	6.6.2001 – 5.6.2006
	30.4.2002	250,000**	6.4000	30.4.2002 – 29.4.2007
	5.7.2002	100,000**	6.7000	5.7.2002 – 4.7.2007
張定球先生	30.4.2002	200,000**	6.4000	30.4.2002 – 29.4.2007
Joel Arthur Schleicher先生	30.4.2002	100,000**	6.4000	30.4.2002 – 29.4.2007
Christopher Patrick Langley先生	30.4.2002	100,000**	6.4000	30.4.2002 – 29.4.2007

附註：

* 根據本公司於二零零一年五月二十五日採納之優先認股權計劃而授出之優先認股權。

** 根據本公司於二零零二年三月二十八日採納之優先認股權計劃而授出之優先認股權。

除本通函披露者外，於最後實際可行日期，本公司之董事或主要行政人員概無於本公司或任何聯繫公司（按披露權益條例之涵義）之股本中擁有依據披露權益條例第28條須知會本公司及聯交所之權益（包括彼等根據披露權益條例第31條或附表第一部份被計作或視作擁有之權益），或依據上市規則內所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益，或依據披露權益條例第29條須登記於該條例所述名冊上之權益。

(b) 於合約或安排之權益

張定球先生為張葉司徒陳律師事務所（「該律師事務所」）之執行合夥人，該律師事務所獲本公司委聘為合併事項之法律顧問（香港法例），並會就此收取一般專業費用。據張定球先生表示，本公司須支付予該律師事務所之費用佔該律師事務所截至二零零二年三月三十一日止兩個財政年度內每年之費用收入總額不足1%。基於以上所述，董事（張定球先生除外）認為張定球先生與合併事項之利益關係不大。截至最後實際可行日期，張定球先生私人擁有960,000股股份之權益，彼將符合可於股東特別大會上投票之資格。

各董事於截至最後實際可行日期仍生效並整體上與本集團之業務有重大關連之合約或安排中，概無擁有任何重大權益（如上文所述張定球先生以法律顧問身份擁有之權益除外）。

(c) 於資產之權益

自二零零一年十二月三十一日（本公司最近期公佈經審核財務報表之結算日期）以來，各董事於本集團之任何成員公司所買賣或租用或建議買賣或租用之任何資產中，概無擁有或曾經擁有任何直接或間接權益。

重大合約

除下文披露者外，本公司或本集團之任何其他成員公司於本通函刊發日期前兩年內概無訂立任何重大或可屬重大合約（並非本集團於日常業務中所訂立之合約）：

1. 合併協議；

2. 於二零零二年四月二十五日由Horst Julius Pudwill先生及鍾志平先生（統稱「賣方」）、里昂證券有限公司（「里昂」）及本公司所訂立之配售及包銷協議；據此，賣方委任里昂及嘉誠亞洲有限公司為配售代理，無條件配售60,000,000股本公司之現有普通股（「配售股份」），每股配售股份作價6.275港元；及

3. 於二零零二年四月二十五日由Horst Julius Pudwill先生及鍾志平先生（統稱「認購人」）與本公司所訂立之認購協議；據此，認購人同意認購60,000,000股新股份（「認購股份」），每股認購股份作價6.275港元。

主要股東

除上文「權益之披露」一節所披露之權益外，根據披露權益條例第16(1)條由本公司存置之主要股東登記名冊顯示，於最後實際可行日期，概無任何其他人士擁有本公司已發行股本10%或以上之權益。

服務合約

(a) 本集團

各董事概無與本公司或其任何附屬公司訂立尚未期滿而本公司或相關之附屬公司不可於一年內毋須賠償（法定賠償除外）而予以終止之服務合約。

(b) Royal集團

除本通函之「董事會函件」內「Royal之資料」一段所披露有關Michael Merriman先生之服務協議外，Royal之董事概無與Royal或其任何附屬公司訂立尚未期滿而Royal或相關之附屬公司不可於一年內毋須賠償（法定賠償除外）而予以終止之服務合約。

訴訟

(a) 本集團

於最後實際可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或仲裁；而據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨指控之重大訴訟或索償要求。

(b) Royal集團

於二零零零年二月四日，The Hoover Company（「Hoover」）根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Royal提出法律訴訟（案件編號#1:00cv 0347）。原訴人聲稱Royal之Dirt Devil Easy Steamer侵犯Hoover持有之三項功能專利權及兩項設計專利權，並聲稱Easy Steamer之設計侵犯Hoover地毯吸塵機產品之商標外觀。於二零零一年十二月十日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Hoover提出法律訴訟（案件編號#1:01cv 2775）。原訴人聲稱Hoover侵犯Royal持有之若干項關於無塵袋技術之專利權。據Royal之管理層表示，由於根據截至有關年度結算日所得資料未能肯定上述法律訴訟會否導致Royal須承擔賠償責任，故Royal於截至二零零一年十二月三十一日止兩個年度之財務報表內並無就上述法律訴訟作出撥備。於二零零二年十月十七日，Royal與Hoover就上述所有關於專利權之訴訟達成和解協議。Hoover將其持有之現有地毯吸塵機專利權授予Royal，而Royal則將其持有之現有無塵袋直立式吸塵機專利權授予Hoover。上述和解協議涉及向Royal支付現金。

於二零零二年二月二十二日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Bissell Homecare, Inc.（「Bissell」）提出法律訴訟（案件編號#1:02cv 0338）。原訴人聲稱Bissell侵犯Royal持有之若干項關於無塵袋技術之專利權。Hoover提出上文所述條款對Royal有利之和解協議，證明Royal持有之無塵袋吸塵機技術專利權具有效力。Royal要求獲得損害賠償、禁制日後生產及訟費。Royal並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層表示，Royal與Bissell雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。據Royal之管理層表示，倘若Royal在此宗法律訴訟中敗訴（Royal之管理層相信敗訴之可能性不大），其對Royal之綜合財務狀況、營運業績或現金流轉將不會構成嚴重負面影響。

於二零零二年三月二十日，Bissell Homecare, Inc.（「Bissell」）根據美國專利權、商標及不公平競爭法入稟密歇根州東區聯邦法院對Royal提出法律訴訟（案件編號#1:02cv 71079）。於二零零二年四月二十五日，Royal申請將案件由密歇根州東區移交俄亥俄州北區審理。於二零零二年六月十九日，法院將案件移交俄亥俄州北區審理。於二零零二年七月十五日，該案件（案件編號現為#1:02cv 1358）已交由俄亥俄州北區之Leslie Wells法官審理。原訴人聲稱Royal之Dirt Devil Easy Steamer及Platinum Force Extractor侵犯Bissell持有之若干項專利權。據Royal之管理層表示，上述產品佔Royal之總收入及盈利低於10%。Bissell要求獲得損害賠償、禁制日後生產及訟費。Bissell並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層進一步表示，Bissell與Royal雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。Royal正對上述指控提出有力答辯，並相信指控毫無理據。根據Royal之法律顧問意見，Royal之管理層相信Royal對該法律訴訟持有充份答辯理據。此外，Royal之管理層相信上文所述對Bissell就其侵犯Royal之無塵袋吸塵機技術而提出之索償將足以抵銷Bissell在此宗法律訴訟中向Royal提出之索償金額有餘。據Royal之管理層進一步表示，由於根據截至二零零二年十二月三十一日所得一切資料未能肯定上述法律訴訟會否導致Royal須承擔賠償責任，故Royal於截至二零零二年十二月三十一日止年度之財務報表內並無就上述法律訴訟作出撥備。然而，倘若Bissell就其提出之所有索償獲判勝訴，其對Royal之綜合財務狀況、營運業績或現金流轉將會構成嚴重負面影響。

於二零零二年六月十四日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對White Consolidated, Ltd.（「Eureka」）提出法律訴訟（案件編號#1:02cv 1127）。原訴人聲稱Eureka侵犯Royal持有之若干項關於無塵袋技術之專利權。Hoover提出上文所述條款對Royal有利之和解協議，證明Royal持有之無塵袋吸塵機技術專利權具有效力。Royal要求獲得損害賠償、禁制日後生產及訟費。Royal並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層表示，Royal與Eureka雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。據Royal之管理層進一步表示，倘若Royal在此宗法律訴訟中敗訴（Royal之管理層相信敗訴之可能性不大），其對Royal之綜合財政狀況、營運業績或現金流轉將不會構成嚴重負面影響。

於二零零二年十一月十五日，Royal根據美國專利權、商標及不公平競爭法入稟俄亥俄州北區聯邦法院對Euro-Pro Corporation及Sanyo North America Corportation（統稱「與訟人」）提出法律訴訟（案件編號#1:02cv 2249）。原訴人聲稱與訟人侵犯Royal持有之若干項關於無塵袋技術之專利權。Hoover提出上文所述條款對Royal有利之和解協議，證明Royal持有之無塵袋吸塵機技術專利權具有效力。Royal要求獲得損害賠償、禁制日後生產及訟費。Royal並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。據Royal之管理層表示，Royal與與訟人雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。據Royal之管理層進一步表示，倘若Royal在此宗法律訴訟中敗訴（Royal之管理層相信敗訴之可能性不大），其對Royal之綜合財政狀況、營運業績或現金流轉將不會構成嚴重負面影響。

於二零零三年一月六日，Phone Zap, LLC（「Phone Zap」）根據美國專利權、商標及不公平競爭法入稟哥倫比亞地區法院對Royal及Privacy Technologies, Inc.（Royal之附屬公司）提出法律訴訟（案件編號#1:03cv 00013）。Phone Zap並無提出任何特定索償金額，上述損害賠償金額將由有關之美國法院決定。原訴人聲稱Royal及Privacy Technologies, Inc.之Telezapper®商標侵犯其持有之商標。據Royal之管理層表示，上述產品約佔Royal總收入及盈利之30%。Royal正對上述指控提出有力答辯，並相信指控毫無理據。據Royal之管理層表示，Phone Zap與Royal雙方之代表律師已互相遞交通訊及其他法院開審前文件，而截至最後實際可行日期，法院仍未就此宗法律訴訟訂出聆訊日期。根據Royal之法律顧問意見，Royal之管理層相信Phone Zap提出之法律訴訟嚴重欠缺理據。首先，Phone Zap之商標申請似是不具效力。縱使假定上述商標申請有效，Phone Zap亦須證明客戶是被Royal之產品誤導從而以為正購買Phone Zap之產品（仍未在零售市場有售）。因此，董事認為Phone Zap就其提出之所有索償獲判勝訴之機會不大。據Royal之管理層進一步表示，由於根據截至二零零二年十二月三十一日所得一切資料未能肯定上述法律訴訟會否導致Royal須承擔賠償責任，故Royal於截至二零零二年十二月三十一日止年度之財務報表內並無就上述法律訴訟作出撥備。然而，倘若Phone Zap提出之所有索償獲判勝訴，其對Royal之綜合財政狀況、營運業績或現金流轉將會構成嚴重負面影響。

Royal目前牽涉入其他多宗日常業務產生之索償及訴訟，該等索償及訴訟每宗涉及之金額不超過100,000美元（或780,000港元）。Royal已投保其金額應可支付該等索償之產品責任及一般責任保險，而Royal之管理層相信該投保金額乃屬合理。然而，不能肯定上述保險金額將足以支付就產品責任或其他責任而可能對Royal提出之一切潛在索償。Royal之管理層認為此等法律訴訟之最終裁決對Royal之綜合財政狀況、營運業績或現金流轉將不會構成重大影響。

其他事項

1. 本公司之註冊辦事處位於香港新界荃灣青山道388號中國染廠大廈24樓。

2. 本公司之秘書為陳志聰先生，彼為英國特許公認會計師公會及香港會計師公會之資深會員、香港稅務學會會員及具備香港執業會計師專業資格。

3. 本公司之股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

4. 本通函及代表委任表格之中、英文本如有歧義，概以英文本為準。

備查文件

以下文件之副本由即日起至二零零三年三月三十一日（包括該日在內）止之一般辦公時間內，於香港新界荃灣青山道388號中國染廠大廈24樓本公司之註冊辦事處可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本公司截至二零零一年十二月三十一日止年度之年報及Royal截至二零零零年及二零零一年十二月三十一日止兩個年度之年報；

(c) 本集團截至二零零二年六月三十日止六個月之中期業績報告；

(d) 俄亥俄州公司法中規範不同意合併之股份持有人其權利及責任之相關條文；及

(e) 本附錄第122頁所述之重大合約。

股東特別大會通告

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
（於香港註冊成立之有限公司）

茲通告創科實業有限公司（「本公司」）謹訂於二零零三年三月三十一日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會（「股東特別大會」），藉以考慮並酌情通過（不論有否修訂）下列決議案為本公司之普通決議案：

普通決議案

「**動議**確認與批准合併協議（定義見本公司於二零零三年三月六日致其股東之通函（「該通函」），其註明「A」記號之副本已提交本大會並由大會主席簽署以資識別）、合併事項（定義見該通函，其註明「B」記號之副本已提交本大會並由大會主席簽署以資識別）及根據合併協議預計進行之一切其他交易，並授權本公司之任何董事按照本公司董事會之指示就有關合併事項或實行或行使或執行合併協議賦予之任何權利或履行其規定之任何責任，代表本公司簽署彼等酌情認為必需或適當或權宜之一切文件以及辦理彼等酌情認為必需或適當或權宜之一切手續、事宜及事項。」

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年三月六日

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

附註：

1. 凡有權出席股東特別大會並於會上投票之股東均可委任一位或以上之代表代其出席並於以股數表決時代其投票。受委派代表毋須為本公司之股東。

2. 如屬股份之聯名登記持有人，任何一位該等人士均可於股東特別大會上親自或由代表就該等股份投票，猶如其為唯一有權者無異；如有一位以上之聯名持有人親自或由代表出席股東特別大會，則只有在股東名冊內就該等股份排名於首並親自出席之人士，方有權就該等股份投票。

3. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之該授權書或授權文件副本，最遲須於股東特別大會或其任何續會（視情況而定）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。股東填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Techtronic Industries Company Limited, you should at once hand this supplemental circular to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Mr. Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Mr. Roy Chi Ping Chung
(Managing Director)
Mr. Kin Wah Chan
Mr. Chi Chung Chan
Dr. Akio Urakami

Non-executive Director:
Mr. Susumu Yoshikawa

Independent Non-executive Directors:
Mr. Vincent Ting Kau Cheung
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley

Registered Office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

14th March 2003

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION – PROPOSED ACQUISITION OF ROYAL APPLIANCE MANUFACTURING CO. BY WAY OF MERGER

DEFINITIONS

Unless otherwise defined herein, terms used in this supplemental circular shall bear the same meanings as defined in the Circular.

"Circular"	the circular dated 6th March 2003 issued by the Company to the Shareholders regarding the Merger;
"First Amendment"	the first amendment to the agreement and plan of merger dated as of 16th December 2002 by and among the Company, Royal, the Acquiror and Merger Sub dated as of 12th March 2003; and

"Merger Agreement"	the agreement and plan of merger dated as of 16th December 2002 by and among the Company, Royal, the Acquiror and Merger Sub (as amended by the First Amendment and as may be further amended, modified or supplemented from time to time).

INTRODUCTION

Reference is made to the Circular in which it was mentioned that the Royal Special Shareholders Meeting is expected to be held on or around 15th April 2003 and the Merger is expected to be completed and become effective on or around 30th April 2003.

The Merger Agreement was entered into by and among the Company, Royal, the Acquiror and Merger Sub on 16th December 2002 as first announced by the Company on 18th December 2002.

ROYAL SPECIAL SHAREHOLDERS MEETING

The Company has been informed by Royal that the date of the Royal Special Shareholders Meeting has been set on 22nd April 2003 and that proxy materials for the Royal Special Shareholders Meeting will be mailed by Royal on or about 14th March 2003 to its shareholders of record on 28th February 2003. The reason for the delay in holding the Royal Special Shareholders Meeting is that it has taken Royal longer than expected to obtain the approval of the proxy materials from the SEC. In view of the above, the Company, Royal, the Acquiror and Merger Sub have, on 12th March 2003, entered into the First Amendment to extend the long stop date for fulfilment of the conditions precedent of the Merger Agreement from 15th April 2003 to 15th May 2003. Save and except the above change, all the terms and conditions contained in the Merger Agreement shall remain unchanged and the Merger Agreement shall remain in full force and effect. Subject to the approval of the Merger by the Shareholders and the Royal Shareholders at their respective shareholders' meetings, it is expected that the Merger will be completed and become effective immediately following the Royal Special Shareholders Meeting on 23rd April 2003. The Directors confirm that the venue and time of the Extraordinary General Meeting will remain unchanged at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 31st March 2003 at 9:30 a.m..

REASONS FOR THE FIRST AMENDMENT

As stated in the Circular, the Directors believe that the Merger represents a significant step in the Company's worldwide branding strategy and is in the best interest of the Company and Shareholders as a whole. The Directors further believe that the entry of the First Amendment is to accommodate the holding of the Royal Special Shareholders Meeting on 22nd April 2003 and is in furtherance of the above corporate objective. The Directors confirm that the entry of the First Amendment will not have any adverse legal or financial impact on the Company and the Shareholders as a whole nor will it delay the expected timetable for completion of the Merger, which is on or around 30th April 2003.

RECOMMENDATION

The Directors reiterate their recommendation to the Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting to approve the Merger.

Your attention is drawn to the paragraph headed "Extraordinary General Meeting" on page 23 of the Circular regarding the voting arrangements of the Merger.

LATEST FINANCIAL INFORMATION OF ROYAL

Royal has not yet filed its annual report for the year ended 31st December 2002 to the SEC. The Company will make timely disclosure of the financial information of Royal as disclosed in such annual report by way of an announcement together with comments from the Directors on the Merger as a result of such updated financial information. Shareholders and potential investors of the Company may obtain the latest published financial and other corporate information of Royal at its official website at www.royalappliance.com.

GENERAL

This supplemental circular forms part of and shall be read in conjunction with the Circular.

By Order of the Board
Techtronic Industries Company Limited
Horst Julius Pudwill
Chairman and Chief Executive Officer

此乃重要補充通函　謹請閣下立即處理

閣下如對本補充通函之內容或應辦理之手續有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有創科實業有限公司之股份，應立即將本補充通函送交買主或其他承讓人，或送交經手買賣或辦理轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
（於香港註冊成立之有限公司）

執行董事：
Horst Julius Pudwill先生
（主席兼行政總裁）
鍾志平先生
（董事總經理）
陳建華先生
陳志聰先生
浦上彰夫博士

非執行董事：
吉川進先生

獨立非執行董事：
張定球先生
Joel Arthur Schleicher先生
Christopher Patrick Langley先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

主要交易
—建議以合併方式收購
ROYAL APPLIANCE MANUFACTURING CO.

釋義

除文義另有所指外，本補充通函內所用詞彙與該通函內所界定者具相同涵義。

「該通函」　指　本公司於二零零三年三月六日就有關合併事項而致股東之通函；

「首項修訂」　指　本公司、Royal、收購人及被合併附屬公司於二零零三年三月十二日對於二零零二年十二月十六日所訂立之合併協議及計劃作出之首項修訂；及

「合併協議」　指　本公司、Royal、收購人及被合併附屬公司於二零零二年十二月十六日訂立之合併協議及計劃（經首項修訂作出修訂並可不時作出進一步修訂、改動或補充）。

緒言

本補充通函乃就該通函內所述預期於二零零三年四月十五日或相若日期舉行Royal股東特別大會及預期合併事項將於二零零三年四月三十日或相若日期完成及生效等事項而刊發。

本公司最先於二零零二年十二月十八日公佈本公司、Royal、收購人及被合併附屬公司已於二零零二年十二月十六日訂立合併協議。

ROYAL股東特別大會

本公司已接獲Royal通知訂於二零零三年四月二十二日舉行Royal股東特別大會，而Royal股東特別大會之代表委任書將於二零零三年三月十四日或相若日期郵寄予二零零三年二月二十八日已登記之Royal股東。延期舉行Royal股東特別大會之理由為Royal需要較預期中為長之時間取得美國證券委員會批准代表委任書。鑑於以上所述，本公司、Royal、收購人及被合併附屬公司已於二零零三年三月十二日作出首項修訂，將合併協議之先決條件須獲達成之最後期限由二零零三年四月十五日延長至二零零三年五月十五日。除上述改動外，載於合併協議內之所有條款及條件維持不變，而合併協議仍具有十足效力。待於各自舉行之股東特別大會上分別獲得本公司股東及Royal股東批准合併事項作實之情況下，合併事項預期將緊隨Royal股東特別大會結束後於二零零三年四月二十三日完成及生效。董事確認本公司訂於二零零三年三月三十一日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行之股東特別大會之舉行日期、時間及地點維持不變。

作出首項修訂之理由

誠如該通函所述，董事相信合併事項標誌著本公司在推行建立環球品牌之策略上邁進一大步，而且符合本公司及股東整體之最佳利益。董事並相信首項修訂乃為因應Royal股東特別大會於二零零三年四月二十二日舉行及推動達致上述企業目標而作出。董事確認作出首項修訂在法律或財務上對本公司及股東整體將不會構成任何負面影響，亦不會導致有關預期合併事項於二零零三年四月三十日或相若日期完成之預期時間表出現延誤。

推薦意見

董事重申推薦股東投票贊成於股東特別大會上提呈有關批准合併事項之決議案。

敬請　閣下垂注該通函第23頁內「股東特別大會」一節所載有關對合併事項進行投票表決之安排。

ROYAL之最新財務資料

Royal仍未向美國證券委員會提交截至二零零二年十二月三十一日止年度之年報存案。本公司將會適時發出公佈以披露上述年報內所載Royal之財務資料，並會連同因應上述已更新之財務資料發表董事對合併事項所作之評論。本公司之股東及有意投資者可於Royal之公司網站（網址：www.royalappliance.com）參閱Royal最新已公佈之財務及其他企業資料。

一般事項

本補充通函為該通函之一部份並應與該通函一併參閱。

此致

列位股東　台照

承董事會命
創科實業有限公司
主席兼行政總裁
Horst Julius Pudwill

二零零三年三月十四日

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
– EXTENSION OF LONG STOP DATE OF MERGER AGREEMENT

The Board has been informed by Royal that the date of the Royal Special Shareholders Meeting has been set on 22nd April, 2003 and that proxy materials for the Royal Special Shareholders Meeting will be mailed on or about 14th March, 2003 to Royal Shareholders of record on 28th February, 2003. In view of the above, the Company, Royal, the Acquiror and Merger Sub have, on 12th March, 2003, entered into a first amendment to the Merger Agreement to extend the long stop date for fulfilment of the conditions precedent of the Merger Agreement from 15th April, 2003 to 15th May, 2003.

Unless the context otherwise requires, terms used in this announcement shall bear the same meanings as defined in the circular dated 6th March, 2003 issued by the Company to its shareholders regarding the Merger Agreement and the Merger (the "Circular"). The Merger Agreement was entered into by and among the Company, Royal, the Acquiror and Merger Sub as first announced by the Company on 18th December, 2002.

Reference is made to the Circular in which it was mentioned that the Royal Special Shareholders Meeting is expected to be held on or around 15th April, 2003 and the Merger is expected to be completed and become effective on or around 30th April, 2003.

The Company has been informed by Royal that the date of the Royal Special Shareholders Meeting has been set on 22nd April, 2003 and that proxy materials for the Royal Special Shareholders Meeting will be mailed by Royal on or about 14th March, 2003 to its shareholders of record on 28th February, 2003. The reason for the delay in holding the Royal Special Shareholders Meeting is that it has taken Royal longer than expected to obtain the approval of the proxy materials from the SEC. In view of the above, the Company, Royal, the Acquiror and Merger Sub have, on 12th March, 2003, entered into a first amendment to the Merger Agreement to extend the long stop date for fulfilment of the conditions precedent of the Merger Agreement from 15th April, 2003 to 15th May, 2003. Save and except the above change, all the terms and conditions contained in the Merger Agreement shall remain unchanged and the Merger Agreement shall remain in full force and effect. Subject to the approval of the Merger by the Shareholders and the Royal Shareholders at their respective shareholders' meetings, it is expected that the Merger will be completed and become effective immediately following the Royal Special Shareholders Meeting on 22nd April, 2003. The Directors confirm that the venue and time of the Extraordinary General Meeting will remain unchanged at Chatham Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 31st March, 2003 at 9:30 a.m..

In view of the first amendment to the Merger Agreement, the definition of "Merger Agreement" in the Circular shall be construed as the agreement and plan of merger dated as of 16th December, 2002 made among the Company, Royal, the Acquiror and Merger Sub (as amended by the first amendment to the Merger Agreement dated as of 12th March, 2003 and as may be further amended, modified or supplemented from time to time).

As stated in the Circular, the Directors believe that the Merger represents a significant step in the Company's worldwide branding strategy and is in the best interest of the Company and the Shareholders as a whole. The Directors further believe that the entry of the first amendment to the Merger Agreement is to accommodate the holding of the Royal Special Shareholders Meeting on 22nd April, 2003 and is in furtherance of the above corporate objective. The Directors confirm that the entry of the first amendment to the Merger Agreement will not have any adverse legal or financial impact on the Company and the Shareholders as a whole nor will it delay the expected timetable for completion of the Merger, which is on or around 30th April, 2003.

Royal has not yet filed its annual report for the year ended 31st December, 2002 to the SEC. The Company will make timely disclosure of the financial information of Royal as disclosed in such annual report by way of an announcement together with comments from the Directors on the Merger as a result of such updated financial information. Shareholders and potential investors of the Company may obtain the latest published financial and other corporate information of Royal at its official website at www.royalappliance.com.

A supplemental circular regarding the above matter will be despatched by the Company to Shareholders as soon as practicable. Further announcements regarding any material development of the Merger and/or Royal will be made by the Company, as and when appropriate.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 12th March, 2003

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司
（於香港註冊成立之有限公司）

公佈
— 延長合併協議之最後期限

董事會已接獲Royal通知訂於二零零三年四月二十二日舉行Royal股東特別大會，而Royal股東特別大會之代表委任書將於二零零三年三月十四日或相若日期郵寄予二零零三年二月二十八日已登記之Royal股東。鑑於以上所述，本公司、Royal、收購人及被合併附屬公司已於二零零三年三月十二日對合併協議作出首項修訂，將合併協議之先決條件須獲達成之最後期限由二零零三年四月十五日延長至二零零三年五月十五日。

除文義另有所指外，本公佈內所用詞彙與本公司於二零零三年三月六日就有關合併協議及合併事項而致股東之通函（「該通函」）內所界定者具相同涵義。本公司最先於二零零二年十二月十八日公佈本公司、Royal、收購人及被合併附屬公司已訂立合併協議。

本公佈乃就該通函內所述預期於二零零三年四月十五日或相若日期舉行Royal股東特別大會及預期合併事項將於二零零三年四月三十日或相若日期完成及生效等事項而發出。

本公司已接獲Royal通知訂於二零零三年四月二十二日舉行Royal股東特別大會，而Royal股東特別大會之代表委任書將於二零零三年三月十四日或相若日期郵寄予二零零三年二月二十八日已登記之Royal股東。延期舉行Royal股東特別大會之理由為Royal需要較預期中為長之時間取得美國證券委員會批准代表委任書。鑑於以上所述，本公司、Royal、收購人及被合併附屬公司已於二零零三年三月十二日對合併協議作出首項修訂，將合併協議之先決條件須獲達成之最後期限由二零零三年四月十五日延長至二零零三年五月十五日。除上述改動外，載於合併協議內之所有條款及條件維持不變，而合併協議仍具有十足效力。待於各自舉行之股東特別大會上分別獲得本公司股東及Royal股東批准合併事項作實之情況下，合併事項預期將緊隨於二零零三年四月二十二日之Royal股東特別大會結束後完成及生效。董事確認本公司訂於二零零三年三月三十一日上午九時三十分假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行之股東特別大會之舉行日期、時間及地點維持不變。

鑑於對合併協議作出首項修訂，該通函內「合併協議」一詞須界定為本公司、Royal、收購人及被合併附屬公司於二零零二年十二月十六日訂立之合併協議及計劃（經二零零三年三月十二日合併協議之首項修訂作出修訂並可不時作出進一步修訂、改動或補充）。

誠如該通函所述，董事相信合併事項標誌著本公司在推行建立環球品牌之策略上邁進一大步，而且符合本公司及股東整體之最佳利益。董事並相信合併協議之首項修訂乃為因應Royal股東特別大會於二零零三年四月二十二日舉行及推動達致上述企業目標而作出。董事確認對合併協議作出首項修訂在法律或財務上對本公司及股東整體將不會構成任何負面影響，亦不會導致有關預期合併事項於二零零三年四月三十日或相若日期完成之預期時間表出現延誤。

Royal仍未向美國證券委員會提交截至二零零二年十二月三十一日止年度之年報存案。本公司將會適時發出公佈以披露上述年報內所載Royal之財務資料，並會連同因應上述已更新之財務資料發表董事對合併事項所作之評論。本公司之股東及有意投資者可於Royal之公司網站（網址：www.royalappliance.com）參閱Royal最新已公佈之財務及其他企業資料。

本公司會盡快向股東發出有關上述事宜之補充通函。本公司將於適當時候就有關合併事項及／或Royal之任何重大事態發展發出進一步公佈。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年三月十二日

03 JUN 25 AM 7:21

Techtronic Industries Company Limited

(Incorporated in Hong Kong with limited liability)

Announcement of results for the year ended 31st December, 2002

Highlights

	2002 HK$ million	2001 HK$ million	
Turnover	9,493	6,101	+55.6%
Profit for the year	409	239	+71.1%
Earnings per share – basic	65.73 cents	42.02 cents	+56.4%
Final dividend per share	10.00 cents	7.00 cents	+42.9%

- **Eighth consecutive year of double-digit growth**
- **Successful integration of Homelite operation**
- **Royal acquisition will add new growth platform**

Chairman's Statement

I am extremely pleased to present our very strong results for the year, which were achieved in a difficult economic environment. This gloomy context makes TTI's performance especially impressive, with high double-digit growth in revenues and profits supported by the rapid integration of recently acquired businesses and continued strong organic growth from our brands. Our announcement in December of the planned acquisition of Royal Appliances Manufacturing Co. in the United States capped a three-year period in which we have successfully transformed the business, acquiring the brands and creating the economies of scale to compete in global markets.

Financial Results

Revenues increased by 55.6% to HK$9.5 billion. This strong growth reflects equally the addition of the Ryobi operations we acquired over the past 18 months in Europe and Australia and of Homelite in January 2002, as well as growth from our existing operations. Profits rose strongly, by 71.1% to HK$408.8 million. Earnings per share increased 56.4% to HK$65.73 cents.

Our finances are strong, despite several acquisitions, with the net debt-to-equity ratio improving from 54.9% in 2001 to net cash, well within our desired level.

Dividend

The Directors recommend a final dividend of HK10 cents per share. Subject to the approval of the shareholders at the Annual General Meeting to be held on 28th May, 2003. The final dividend will be paid to shareholders listed on the register of members of the Company on 20th June, 2003. It is expected that the final dividend will be paid on or about 29th July, 2003. This payment together with the interim dividend of HK 6.0 cents per share paid on 30th September, 2002 makes a total payment of HK16 cents per share for 2002, an increase of 39.1% over that declared in 2001.

Business Review

Throughout the year, the management teams of our business divisions continued to improve our efficiency of these operations, while working closely with the manufacturing and product development operations in Asia to enhance our ability to meet the demands of customers.

Our growth strategy is built around offering better value products to consumers and this has enabled us consistently to outperform the overall industry. Moreover, we continued to take advantage of the weak economic environment to expand our core businesses through acquisition.

Power Tools and Outdoor Power Equipment
The Power Tools and Outdoor Power Equipment Division had an extremely successful year, as we quickly integrated the businesses we had acquired in late 2001 and early 2002, while continuing to post strong growth from our established operations and making further productivity gains. The turnover for the year rose by 65.2% over 2001 to HK$7,470 million, accounting for 78.7% of total Group turnover. Operating profits increased by 56.6% to HK$459 million.

Branded Businesses Ryobi power tools produced very strong results that exceeded our expectations. During 2002, we continued to maintain strong Ryobi brand sales momentum in the United States, doubling the year-on-year growth, based on our marketing slogan of "professional features, affordable price". At the same time, we restructured and integrated the operations we had more recently acquired and established in Europe and Australasia in August 2001 and in February 2002 respectively, successfully implementing a new product strategy and positioning the Ryobi brand as in North America.

Of particular importance was our success in integrating within a very short time frame the Homelite outdoor power equipment operations that we had acquired in November 2001. As a result, the business contributed to TTI's bottom-line as well as top-line growth. At the same time, we succeeded in modifying our engines for these products to meet the new standards required by the US Environmental Protection Agency, which opens future opportunities for us. The Group has also benefited from the complementary nature of the Homelite and Ryobi selling seasons, which brings common production and aftermarket service synergies.

Contract Businesses During the year we spared no effort to ensure that we continued to be the supplier of choice to our contract customers by virtue of our ability to meet their particular needs. These customers remain of strategic importance to TTI. Our comprehensive contract manufacturing service and reputation for quality of product, innovative products and service again stood us in good stead.

Floor Care Appliances
The Floor Care Appliances Division continued along its stable growth path. Revenue for the year rose 41.9% over 2001 to HK$1,662 million, accounting for 17.5% of Group turnover. Operating profits increased by 22.2% to HK$69 million.

Contract Businesses OEM/ODM business, which formed the major part of our floor care business in 2002, continued to perform well. The United States remains our major market and despite a soft economy, our contract business saw increased volumes. Sales to the majority of our customers increased and were boosted greatly by record shipments of a ground-breaking new product for one customer. In Europe, with its much more fragmented marketplace, we made further headway in cementing key customer relationships.

Branded Businesses Performance of our Vax brand, for which we have distribution in Australia, the UK and parts of Europe, showed overall improvement as new products and business improvement initiatives began to show benefits. The Royal acquisition, pending for completion, will take floor care appliance business to another stage of development, mirroring that in power tools and outdoor power equipment.

Solar Powered Lighting and Electronic Measuring Products
The Division achieved a growth in sales of 38.7% during 2002 to HK$227 million. Several new designs of solar lights were introduced in mid-year and saw strong demand. A new line of electronic measuring tools also fuelled sales growth. As we kept a tight rein on costs, operating profits rose by an impressive 160.4% to HK$37 million, making a measurable contribution to the Group's profitability.

Outlook

First half order status is as planned and TTI position going into the full year 2003 is robust. Comparing business currently with the first half of 2002, Management is confident that the Group's strong momentum will continue.

The year 2003 will be one of consolidation within the core businesses in order to lay the foundation for significant future expansion.

The product range of our Ryobi brand power tools will continue to expand, supporting increased sales. Also, TTI will begin to use its reputation for quality, reliability and service to expand its power tool product categories. The opportunities for Homelite are tremendous. There is enormous scope to widen the product range of outdoor power equipment beyond the current area of hand-held petrol-driven tools. Solar powered lighting and electronic measuring products business will carry on its recent successes and continue to expand its customer base. TTI will continue to invest resources in its important OEM/ODM customer base. A pipeline of new products and are actively engaged in developing for both TTI's own brands as well as on an ODM basis for external customers. Consolidation of manufacturing locations will continue to improve efficiencies and costs, bringing more products in-house and into Asia, and will continue to invest in new product development.

The Royal acquisition, which is subject to Royal's shareholder approval on 22nd April, 2003, will allow TTI to bring to the floor care business the same scale and growth path as in power tools and outdoor power equipment.

TTI's vision is to double our business within the next three years. This will give TTI the purchasing power, the economies of scale in manufacturing and the brand impact to propel TTI to market leadership, not only in the United States, but also in other world markets.

Acquisitions

The Homelite acquisition, for which we entered into an agreement in November 2001, was completed during the year. The consideration was US$17.1 million (HK$133.6 million) in cash. In February 2002, the Group acquired the Ryobi power tool and outdoor power equipment business in Australia and New Zealand at a total consideration of AUD$5.9 million (HK$23.7 million). The integration and consolidation of these operations were completed.

On 17th December, 2002, the Group entered into an agreement with Royal Appliance Manufacturing Co. to offer all shareholders of the company US$7.37 (HK$57.49) per share in cash, representing a total purchase price of approximately US$105 million (HK$819 million). The transaction was approved by the Group's shareholders on 31st March, 2003 and subject to Royal's shareholders approval on 22nd April, 2003.

Placing of New Shares

On 28th April, 2002, the Group raised approximately HK$367 million by placing 60 million new shares to independent investors at a price of HK$6.275 per share. The placing provided the Group with sufficient funding to support its global brands and in a strong financial position to acquire Royal.

Liquidity

As at 31st December, 2002, the Group is in a net cash position as compared to the gearing ratio of 54.9% reported for 2001. Net interest expenses amount to HK$70.2 million. Despite the increase in operation volume and various acquisitions, net interest expenses is lower than that of 2001 (HK$76.6 million), reflecting the lower interest rate environment and efficient working capital management. Interest cover, expressed as a multiple of profit before interest and taxation over total net interest expenses was at 7.8 times as compared to 4.4 times in 2001.

Total bank borrowings at 31st December, 2002 amounted to HK$1.3 billion compared to HK$893 million for 2001. The increase reflects the medium term loan arranged for the Homelite acquisition together with certain loans taken over during the year from the acquired businesses. Bank balances and cash, however, increased nearly two-fold. The term loans have maturities ranging from three to five years and are all in US Dollars and LIBOR based.

Purchase, Sales or Redemption of Shares

Save as the above mentioned placing of new shares, there has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the audited final financial statements for the year ended 31st December, 2002.

Compliance with the Code of Best Practice

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules.

Closure of Register of Members

The Register of Members of the Company will be closed from Monday, 16th June, 2003 to Friday, 20th June, 2003, both days inclusive. In order to qualify for the final dividend to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00p.m. on Friday, 13th June, 2003.

Publication of Annual Results on Website

The financial information required to be disclosed under paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk and TTI's website at www.tti.com.hk in due course.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong
15th April, 2003

Results Summary

For the year ended 31st December, 2002

Consolidated Balance Sheet

	2002 HK$'000	2001 HK$'000

Notes to the Financial Statements

Results Summary

For the year ended 31st December, 2002

Consolidated Income Statement

	Notes	2002 HK$'000	2001 HK$'000
Turnover		9,492,938	6,101,140
Cost of sales		(7,025,629)	(4,594,011)
Gross profit		2,467,309	1,507,129
Other revenue		69,233	41,396
Selling, distribution and advertising expenses		(795,694)	(516,684)
Administrative expenses		(1,054,148)	(595,698)
Research and development costs		(111,784)	(79,931)
Profit from operations		574,916	356,212
Finance costs		(83,978)	(91,000)
Profit before share of results of associates and taxation		490,938	265,212
Share of results of associates		121	(300)
Profit before taxation		491,059	264,912
Taxation	(2)	(69,986)	(22,940)
Profit before minority interests		421,073	241,972
Minority interests		(12,241)	(3,125)
Profit for the year		408,832	238,847
Dividend Paid		83,755	60,057
Earnings per share	(3)		
Basic		65.73 cents	42.02 cents
Diluted		64.79 cents	41.83 cents

Turnover Analyses

	2002 HK$'000	2001 HK$'000
By principal activity :		
Manufacture and trading of		
Power tools and outdoor power equipment products	7,470,451	4,523,295
Floor care appliances products	1,662,347	1,171,793
Solar powered lighting and electronic measuring products	227,130	163,734
Other products	133,010	242,318
	9,492,938	6,101,140
By geographical market location:		
North America	7,732,107	5,247,979
Europe	1,095,200	589,326
Other countries	665,631	263,835
	9,492,938	6,101,140

Consolidated Balance Sheet

	Note	2002 HK$'000	2001 HK$'000
Assets			
Non-current assets			
Property, plant and equipment		846,766	678,629
Goodwill		161,091	83,815
Negative goodwill		(23,923)	(26,722)
Intangible assets		12,858	5,759
Interests in associates		117,265	108,366
Investments in securities		55,447	60,530
Deposit for acquisition of a subsidiary		–	148,200
Deferred tax asset		59,685	21,193
Other assets		1,195	1,195
		1,230,384	1,080,965
Current assets			
Inventories		1,592,034	799,975
Trade and other receivables		1,213,434	598,361
Deposits and prepayments		197,997	309,448
Bills receivable		261,186	331,431
Investments in securities		7,385	4,899
Trade receivable from associate		6,760	2,511
Bank balance, deposits and cash		1,855,491	644,039
		5,134,287	2,690,664
Current liabilities			
Trade and other payables		1,455,259	1,102,700
Bills payable		1,613,634	602,903
Warranty provision		79,315	26,979
Taxation payable		35,929	12,149
Obligations under finance leases and hire purchase contracts			
– due within one year		7,336	10,263
Bank borrowings – due within one year		781,156	217,060
		3,972,629	1,972,054
Net current assets		1,161,658	718,610
Total assets less current liabilities		2,392,042	1,799,575
Capital and Reserves			
Share capital	(4)	129,143	114,903
Reserves		1,671,745	988,471
		1,800,888	1,103,374
Minority Interests		18,917	9,977
Non-current Liabilities			
Obligations under finance leases and hire purchase contracts			
– due after one year		3,497	8,721
Bank borrowings – due after one year		554,059	675,967
Deferred tax liability		14,681	1,536
		572,237	686,224
		2,392,042	1,799,575

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Tianshan & Lushan Room, 5th Floor, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, on 28th May, 2003 at 9:30 a.m. for the following purposes:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2002.

(2) To declare a Final Dividend of HK10 cents per share to shareholders whose names appear on the Register of Members of the Company on 20th June, 2003.

(3) To elect Directors and fix their remuneration.

(4) To appoint Auditors and fix their remuneration.

(5) As special business, to consider and, if thought fit, pass with or without *amendments*, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the *Companies Ordinance, the exercise* by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and *it is hereby generally and unconditionally approved;*

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20% of the issued share capital of the Company as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) *the conclusion of the next annual general meeting of the Company;*

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a *fixed record date in proportion to their then* holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

(6) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) the exercise by *the Directors of the Company during the Relevant Period of* all the powers of the Company to purchase its own shares of HK$0.20 each, subject to paragraph (b) below and in accordance with all applicable laws and regulations, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares in the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general *meeting of the Company is required by law to be held; and*

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(7) *As special business, to consider and, if thought fit, pass with or without* amendments, the following resolution as an Ordinary Resolution:

"**THAT** the Directors of the Company be and they are hereby given a general mandate to add all those number of shares of HK$0.20 each in the capital of the Company which may from time to time be purchased by the Company pursuant to *the approval granted under Resolution* (6) above (the "Repurchased Shares") to the general mandate granted under Resolution (5) above, so that the aggregate nominal amount of share capital that may be allotted by the Directors of the Company pursuant to the said general mandate granted under Resolution (5) above shall be the aggregate of *(i) 20% of the aggregate nominal amount of the* share capital of the Company in issue as at the date of this Resolution and (ii) all the Repurchased Shares."

(8) As special business, *to consider and, if thought fit, pass with or without* amendments, the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be hereby amended in the following manner:

(a) by deleting the existing definition of "clearing house" under Article 2 thereof and replacing with the following new definition of "clearing house":

"clearing house" shall mean a recognized clearing house as defined under Schedule 1 to the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) as amended from time to time.

(b) by adding a new Article 91A immediately after Article 91:

91A. If a clearing house or a nominee of a clearing house is a member of the Company, it may authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any *meeting of any class of members of the Company provided* that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised under the provisions of these Articles shall be entitled to exercise the same powers *on behalf of* the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong
15th April, 2003

Notes:

1. The Register of Members will be closed from 16th June, 2003 to 20th June, 2003 both days inclusive.
2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a member. The Company's Articles of Association require the instrument appointing a proxy to be deposited at the Registered Office of the Company not less than 48 hours *before the time for holding the Meeting.*

Notes to the Financial Statements

1. Adoption of new and revised Statements of Standard Accounting Practice

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these Standards *has resulted in a change in the format of presentation* of the cash flow statement and the statement of changes in equity. These changes have not had any material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

SSAP 15 (revised): *Cash flow statements*

In the current year, the Group has adopted SSAP15 (Revised) Cash Flow Statements. Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest paid, received and dividends paid, which were *previously presented under a separate heading, are classified* as operating, investing and financing cash flows separately. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. The re-definition of cash and cash equivalents has resulted in a restatement of the comparative amounts shown in the cash flow statement.

SSAP 34: Employee benefits

In the current year, the Group has adopted SSAP 34 Employee Benefits, which introduces measurement rules for employee benefits, including retirement benefit plans.

2. Taxation

	For the year ended 2002 HK$'000	2001 HK$'000
The total tax charge comprises:		
Hong Kong Profits Taxation	36,818	18,347
Overseas taxation	33,168	4,593
	69,986	22,940

3. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	For the year ended 2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per shares: Profit for the year	408,832	238,847
Weighted average number of ordinary shares for the purposes of basic earnings per share	621,966,346	568,437,155
Effect of dilutive potential ordinary shares: Options	9,078,074	2,505,232
Weighted average number of ordinary shares for the purposes of diluted earnings per share	631,044,420	570,942,387

4. Share Capital

	Number of shares		Share capital	
	31.12.2002	31.12.2001	31.12.2002 HK$'000	31.12.2001 HK$'000
Ordinary shares of HK$0.20 each				
Authorised	800,000,000	800,000,000	160,000	160,000
Issued and fully paid:				
At 1st January	574,516,826	561,216,826	114,903	112,243
Issued on share placement	60,000,000	—	12,000	—
Issue of shares during the period	11,200,000	13,300,000	2,240	2,660
	645,716,826	574,516,826	129,143	114,903

The shares issued during the year rank pari passu in all respects with the existing shares.

24/F, CDW Building, 388 Castle Peak Road, N.T., Hong Kong. Tel: (852) 2402 6888 Fax: (852) 2413 5971
Website: www.tti.com.hk

創科實業有限公司

(於香港註冊成立之有限公司)

截至二零零二年十二月三十一日止年度之業績公佈

摘要

	2002 百萬港元	2001 百萬港元	
營業額	**9,493**	6,101	+55.6%
本年度溢利	**409**	239	+71.1%
每股盈利—基本	**65.73仙**	42.02仙	+56.4%
每股末期股息	**10.00仙**	7.00仙	+42.9%

- **連續第八年取得雙位數增長**
- **成功整合Homelite業務**
- **收購Royal將為本集團帶來新增長動力**

主席報告書

本人欣然宣佈縱使面對經濟困境，本集團於二零零二年度仍錄得尚佳業績。面對不明朗之市場氣氛，創科實業之表現尤其突出：得力於本集團迅速整合近期收購之業務加上本身品牌之業務持續取得大幅增長，本集團之營業收入及盈利均錄得高雙位數增長。本集團於去年十二月宣佈計劃收購美國Royal Appliances Manufacturing Co.，標誌著本集團於三年內已成功將業務轉型，藉網羅更多著名品牌及不斷提高規模經濟效益，從而在全球市場上進行競爭。

財務業績

營業收入上升55.6%至9,500,000,000港元，此強勁增長反映出本集團於過去十八個月在歐洲和澳洲收購Ryobi業務，及於二零零二年一月收購Homelite業務已見成果，加上本集團之現有業務同告增長所致。盈利大幅上升71.1%至408,800,000港元，而每股盈利增加56.4%至65.73港仙。

本集團進行多項收購後財政仍然充裕，由二零零一年度之淨負債佔股本比率54.9%轉而擁有現金淨額，與本集團之預期水平相符。

股息

董事會建議派發末期股息每股10港仙。待股息於二零零三年五月二十八日舉行之股東週年大會上通過後，末期股息將派發予二零零三年六月二十日名列本公司股東名冊之股東。預計末期股息將於二零零三年七月二十九日或前後派發。末期股息連同已於二零零二年九月三十日派發之中期股息每股6.0港仙合計，二零零二年度之派息總額將為每股16港仙，較二零零一年度宣派之股息總額增加39.1%。

業務回顧

本年度內，本集團旗下各項業務之管理隊伍繼續提高營運效率，同時與集團亞洲區內之生產及產品開發人員緊密合作，以加強本集團迎合客戶需求之能力。

本集團之業務增長策略以向客戶提供更物有所值之產品為依歸，此策略使本集團之表現一直優於行業整體水平。此外，本集團藉經濟疲弱之際透過收購擴充本集團之核心業務。

電動工具及戶外電動設備

得力於本集團迅速整合於二零零一年底及二零零二年初收購之業務，電動工具及戶外電動設備業務之表現非常出色，並在其營運基礎上繼續爭取強勁增長及進一步提升生產力。此項業務於本年度之營業額較二零零一年度上升65.2%至7,470,000,000港元，佔本集團總營業額之78.7%，而經營溢利則增加56.6%至459,000,000港元。

品牌業務Ryobi電動工具業務於二零零二年度之業績表現非常理想，超出本集團之預期。於二零零二年，本集團在美國之Ryobi品牌產品之銷量持續強勁，提出「專業性能、相宜價格」作為市場推廣口號，銷售較對上一年之增長率高出一倍。與此同時，本集團對分別於二零零一年八月及二零零二年二月在歐洲及澳大利西亞地區新近收購及營運之業務進行重組及整合，成功推行新產品策略，推廣Ryobi品牌之檔次如其在北美洲市場之地位。

二零零二年度重要項目之一為本集團於極短時間內成功將於二零零一年十一月收購之Homelite戶外電動設備業務進行整合，創科實業之營業收入及盈利因而同告上升。與此同時，本集團成功改良產品之引擎以符合美國環境保護署制訂之新標準，為本集團之未來業務開拓新商機。此外，本集團亦藉著Homelite與Ryobi兩者之銷售旺淡季互相補足而獲益，令兩者在生產及售後服務方面得以發揮協同作用。

委託生產業務本年度內，本集團不遺餘力地確保本集團繼續成為合約客戶所選取之供應商，乃是基於本集團具備能滿足客戶特定需求之能力。上述客戶在業務策略上對創科實業仍具有重要性。本集團為合約客戶提供完善而周全之委託生產服務，加上集團產品及服務以優良質素及設計創新見稱，每能使本集團處於有利競爭地位。

地板護理產品

地板護理產品業務保持穩步增長。此項業務於本年度之營業收入較二零零一年度上升41.9%至1,662,000,000港元，佔本集團總營業額之17.5%，而經營溢利則上升22.2%至69,000,000港元。

委託生產業務於二零零二年度構成本集團地板護理產品業務主要部份之OEM/ODM業務持續表現良好。美國之經濟表現雖然疲弱，但仍為本集團之主要市場，委託生產業務續見增長。大部份客戶之銷售量均告增加，其中尤以一位客戶訂購之突破性新產品生產數量創出紀錄，從而大大推高產品銷量。由於歐洲市場在地域上較為分散，本集團已致力鞏固與當地主要客戶之關係。

品牌業務得力於推行之新產品及業務提升計劃開始帶來成效，本集團在澳洲、英國及歐洲部份地區擁有經銷權之Vax品牌之整體表現已有所改進。待完成收購Royal後，創科實業之地板護理產品業務將會邁進另一發展階段，預期將會如同電動工具及戶外電動設備業務一樣。

太陽能照明及電子量度儀

此項業務於二零零二年度之銷售額增加38.7%至227,000,000港元。市場對於年中面世多款新設計之太陽能照明燈需求殷切，而新款之電子量度儀亦帶動銷售額上升。由於嚴格控制成本，此項業務之經營溢利上升160.4%至37,000,000港元，並對本集團之盈利作出貢獻。

展望

創科實業於二零零三年度上半年之訂單量符合預期水平，展望二零零三年全年度會有理想表現。對比於二零零二年度上半年之業務，管理層有信心本集團將可繼續保持強勁增長步伐。

二零零三年將是本集團鞏固核心業務之一年，為日後大幅擴展業務奠定基礎。

本集團將繼續擴充Ryobi品牌電動工具產品系列，以應付日益增加之銷量。創科實業亦會借助其以優良品質、性能可靠及卓越服務見稱之聲譽以進一步擴充電動工具產品之種類。Homelite業務擁有無限商機。除現有之手提汽動式工具系列外，戶外電動設備市場尚有很大發展空間。本集團之太陽能照明及電子量度儀業務將會憑藉近期締造之佳績，繼續擴大客戶量。創科實業會繼續投入資源發展其重要之OEM/ODM客戶群。本集團已制訂多款新產品之開發計劃，並正積極為創科實業自有之品牌，及以ODM方式為外界客戶開發更多產品。本集團將透過整合生產設施繼續提升效率及降低成本，並會將更多產品開發引入亞洲，以及繼續投資於新產品之開發上。

收購Royal事項須於二零零三年四月二十二日獲得Royal之股東批准方可作實。收購Royal將使創科實業可將地板護理產品業務提升至如同電動工具及戶外電動設備所具之業務規模及發展步伐。

創科實業之目標是於未來三年內將業務擴大一倍。上述目標將會引領創科實業發揮採購能力、大規模生產之經濟效益及品牌效應，推動創科實業在美國以至在全球各地市場穩踞領導地位。

收購

本集團於二零零一年十一月訂立一項協議收購Homelite，是項收購交易已於本年度內完成。收購代價為現金17,100,000美元(133,600,000港元)。於二零零二年二月，本集團收購Ryobi在澳洲及紐西蘭之電動工具及戶外電動設備業務，總代價為5,900,000澳元(23,700,000港元)。對上述業務之整合經已完成。

於二零零二年十二月十七日，本集團與*Royal Appliance Manufacturing Co.*訂立一項協議，向該公司之全體股東提出以現金每股7.37美元(57.49港元)之價格收購該公司之建議，總收購價約為105,000,000美元(819,000,000港元)。是項收購交易已於二零零三年三月三十一日獲得本集團之股東批准，惟尚須待二零零三年四月二十二日獲得Royal之股東批准方可作實。

配售新股份

於二零零二年四月二十八日，本集團以每股6.275港元之價格配售60,000,000股新股份予獨立投資者，集資約367,000,000港元。配售所得款項為本集團提供收購全球知名品牌所需之充裕資金，並使本集團具備雄厚財力以收購Royal。

流動資金

截至二零零二年十二月三十一日，本集團擁有現金淨額，相比之下，於二零零一年度呈報之資本負債比率則為54.9%。利息開支淨額為70,200,000港元。儘管營運規模擴大及進行多項收購，利息開支淨額卻較二零零一年度之76,600,000港元為低，反映出息率低企及對營運資金之管理具效率。利息保障(即除利息及稅項前溢利相對於淨利息開支總額之倍數)為7.8倍，相比之下，二零零一年度則為4.4倍。

截至二零零二年十二月三十一日之銀行借貸總額為1,300,000,000港元，相比之下，二零零一年度則為893,000,000港元。所增加之借貸金額為收購Homelite而籌借之中期貸款及於本年度內承擔被收購業務之若干貸款。然而，銀行結餘及現金增加接近兩倍。上述定期貸款之還款期介乎三至五年，全部以美元及倫敦銀行同業拆息計算。

購買、出售或贖回股份

除上文所述配售之新股份外，本公司或其任何附屬公司於本年度內並無購買或贖回本公司之股份。

審核委員會

審核委員會已和管理層審閱本集團所採用之會計準則及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零二年十二月三十一日止年度之經審核末期財務報表。

符合最佳應用守則

各董事並不知悉任何資料合理顯示本公司於本年度內任何時間並無或不曾遵守香港聯合交易所有限公司之上市規則附錄十四所載之最佳應用守則。

暫停辦理股份過戶登記手續

本公司將於二零零三年六月十六日星期一至二零零三年六月二十日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲獲派發將於股東週年大會上批准之末期股息，須於二零零三年六月十三日星期五下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

在網站發佈年度業績

上市規則附錄十六第45(1)至45(3)段規定須披露之財務資料將於較後時間在香港聯合交易所有限公司之網站(網址：www.hkex.com.hk)及創科實業之網站(網址：www.tti.com.hk)上發佈。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港
二零零三年四月十五日

業績概要

截至二零零二年十二月三十一日止年度

綜合收入報表

	附註	2002 千港元	2001 千港元
營業額		**9,492,938**	6,101,140
銷售成本		**(7,025,629)**	(4,594,011)
毛利總額		**2,467,309**	1,507,129
其他收入		**69,233**	41,396
銷售、分銷及廣告費用		**(795,694)**	(516,684)
行政費用		**(1,054,148)**	(595,698)
研究及開發費用		**(111,784)**	(79,931)
經營溢利		**574,916**	356,212
財務成本		**(83,978)**	(91,000)
未計應佔聯營公司業績及稅項前溢利		**490,938**	265,212
應佔聯營公司業績		**121**	(300)
除稅前溢利		**491,059**	264,912
稅項	(2)	**(69,986)**	(22,940)
未計少數股東權益前溢利		**421,073**	241,972
少數股東權益		**(12,241)**	(3,125)
本年度溢利		**408,832**	238,847
已派股息		**83,755**	60,057
每股盈利	(3)		
基本		**65.73仙**	42.02仙
攤薄後		**64.79仙**	41.83仙

營業額分析

	2002 千港元	2001 千港元
以主要業務劃分：		
製造及經銷		
電動工具及戶外電動設備	**7,470,451**	4,523,295
地板護理產品	**1,662,347**	1,171,793
太陽能照明及電子量度儀	**227,130**	163,734
其他產品	**133,010**	242,318
	9,492,938	6,101,140
以地域市場劃分：		
北美洲	**7,732,107**	5,247,979
歐洲	**1,095,200**	589,326
其他國家	**665,631**	263,835
	9,492,938	6,101,140

綜合資產負債表

	附註	2002 千港元	2001 千港元
資產			
非流動資產			
物業、廠房及設備		**846,766**	678,629
商譽		**161,091**	83,815
負商譽		**(23,923)**	(26,722)
無形資產		**12,858**	5,759
於聯營公司應佔資產額		**117,265**	108,366
證券投資		**55,447**	60,530
收購附屬公司之訂金		**–**	148,200
遞延稅項資產		**59,685**	21,193
其他資產		**1,195**	1,195
		1,230,384	1,080,965
流動資產			
存貨		**1,592,034**	799,975
銷售賬款及其他應收賬		**1,213,434**	598,361
訂金及預付款項		**197,997**	309,448
應收票據		**261,186**	331,431
證券投資		**7,385**	4,899
聯營公司銷售賬款		**6,760**	2,511
銀行結餘、存款及現金		**1,855,491**	644,039
		5,134,287	2,690,664
流動負債			
採購賬款及其他應付賬		**1,455,259**	1,102,700
應付票據		**1,613,634**	602,903
保用撥備		**79,315**	26,979
應繳稅項		**35,929**	12,149
融資租約及租購合約之承擔 — 於一年內到期		**7,336**	10,263
銀行借款 — 於一年內到期		**781,156**	217,060
		3,972,629	1,972,054
流動資產淨值		**1,161,658**	718,610
資產總值減流動負債		**2,392,042**	1,799,575
股本與儲備			
股本	(4)	**129,143**	114,903
儲備		**1,671,745**	988,471
		1,800,888	1,103,374
少數股東權益		**18,917**	9,977
非流動負債			
融資租約及租購合約之承擔 — 於一年後到期		**3,497**	8,721
銀行借款 — 於一年後到期		**554,059**	675,967
遞延稅項負債		**14,681**	1,536
		572,237	686,224
		2,392,042	1,799,575

股東週年大會通告

茲通告本公司謹定於二零零三年五月二十八日上午九時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳舉行股東週年大會，議程如下：

(1) 省覽截至二零零二年十二月三十一日止年度之賬目與董事會及核數師報告書。

(2) 宣派末期股息每股10港仙予於二零零三年六月二十日名列本公司股東名冊之股東。

(3) 選舉董事及釐訂其酬金。

(4) 委任核數師及釐訂其酬金。

(5) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

「動議：

(a) 在下文(c)段之規限下，根據公司條例第五十七B條之規定一般性及無條件批准本公司董事會於有關期間行使本公司之全部權力以配發、發行及處置本公司股本中之額外股份，以及作出或授予可能須行使該項權力之建議、協議及優先認股權；

(b) 上文(a)段之批准授權本公司董事會於有關期間作出或授予可能須於有關期間屆滿後行使該項權力之建議、協議及優先認股權（包括本公司之認股權證、債券及可換股債券）；

(c) 本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論是否根據優先認股權或以其他形式配發）及發行之股本面值總額，除根據(i)配售新股；(ii)根據本公司發行之任何認股權證或可兌換為本公司股份之證券之條款，行使認購權或換股權；(iii)當時採納藉以授出或發行本公司之股份或可購入本公司股份之權利予本公司及／或其任何附屬公司之行政人員及／或僱員之任何優先認股權計劃或類似安排或(iv)依據本公司當時之公司組織章程細則發行代息股份以外，不得超過於本決議案通過日期本公司已發行股本之20%，而上述批准須受到相應限制；及

(d) 就本決議案而言：

「有關期間」指本決議案通過之日起至下列三者之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照法例之規定，本公司下屆股東週年大會須予舉行之期限屆滿之時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案；及

「配售新股」指本公司董事會於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份（惟本公司董事會可就零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或任何認可監管機構或任何證券交易所之要求後，作出彼等認為必須或適當之行動以取消若干股東在此方面之權利或另作安排）。」

(6) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

「動議：

(a) 在下文(b)段之規限下，根據所有適用法例及規例之規定一般性及無條件批准本公司董事會於有關期間行使本公司之全部權力以購買本公司每股面值0.20港元之股份；

(b) 本公司根據上文(a)段之批准於有關期間購買本公司股份之面值總額，不得超過於本決議案通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日起至下列三者之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照法例之規定，本公司下屆股東週年大會須予舉行之期限屆滿之時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案。」

(7) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

「動議賦予本公司董事會一般授權，將本公司根據上文第(6)項決議案獲授批准可不時購買本公司股本中每股面值0.20港元之股份（「購回股份」），全數加入根據上文第(5)項決議案獲授之一般授權內，使本公司董事會根據上文第(5)項決議案獲授之一般授權而可配發之股本面值總額相等於(i)於本決議案通過日期本公司已發行股本面值總額之20%與(ii)所有購回股份之總和。」

(8) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為特別決議案：

「動議以下列方式對本公司之公司組織章程細則作出修訂：

(a) 將第2項公司細則中對「結算所」之現有界定予以刪除，並以下列對「結算所」作出之新界定代替：

「結算所」意指根據證券及期貨條例（香港法例第571章）（可不時作出修訂）附表一內所界定之認可結算所；

(b) 緊隨第91項公司細則之後加入新制訂之第91A項公司細則：

91A 倘若結算所或結算所之代理人為本公司之股東，則其可授權其認為合適之人士擔任代表出席本公司之任何股東會議或任何類別之股東會議，惟倘若獲上述授權之人士超過一位，則授權書須註明有關人士所代表之股份數目及股份類別。根據本公司細則之條文獲授權之人士有權以其所代表之結算所（或其代理人）名義行使該結算所（或其代理人）如為本公司之個別股東而可行使之相同權力。」

承董事會命
公司秘書
陳志輝

香港
二零零三年四月十五日

附註：

1. 本公司將於二零零三年六月十六日至二零零三年六月二十日止期間（包括首尾兩天在內）暫停辦理股份過戶登記手續。

2. 凡有權出席大會及於會上投票之股東均可委任一位代表代其出席及投票。受委代表毋須為股東。根據本公司之公司組織章程細則規定，委任代表之文件最遲須於大會舉行時間四十八小時前交回本公司之註冊辦事處。

財務報表附註

1. 採納新訂及經修訂會計實務準則

本集團於本年度首次採納香港會計師公會頒佈之多項新訂及經修訂會計實務準則（「會計實務準則」）。採納此等會計實務準則導致現金流動表及股東權益變動表之呈列格式出現變動。此等變動對本期間或以往會計期間之業績並無構成任何重大影響，因此毋須作出前期調整。

會計實務準則第15號（經修訂）：　現金流動表

本集團於本年度採納會計實務準則第15號（經修訂）現金流動表。根據會計實務準則第15號（經修訂），現金流動現劃分為三類 — 經營、投資及融資，而非以往劃分為五類。以往另行呈列之已付利息、已收利息及已派股息現另行歸類為經營、投資及融資現金流動。除非可另行識別為屬於投資或融資活動，否則對收入徵收產生之現金流動歸類為經營活動。現金及現金等額之重新界定導致現金流動表中之比較數字須重新編列。

會計實務準則第34號：　僱員福利

本集團於本年度採納會計實務準則第34號僱員福利，引入對僱員福利（包括退休金計劃）之計量準則。

2. 稅項

	截至十二月三十一日止年度	
	2002 千港元	2001 千港元
稅項支出總額包括：		
香港利得稅	**36,818**	18,347
海外稅項	**33,168**	4,593
	69,986	22,940

3. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	截至十二月三十一日止年度	
	2002 千港元	2001 千港元
用作計算基本及攤薄後每股盈利之盈利：本年度溢利	**408,832**	238,847
用作計算基本每股盈利之普通股加權平均數	**621,966,346**	568,437,155
普通股可能產生之攤薄影響：優先認股權	**9,078,074**	2,505,232
用作計算攤薄後每股盈利之普通股加權平均數	**631,044,420**	570,942,387

4. 股本

	股數		股本	
	31.12.2002	31.12.2001	31.12.2002 千港元	31.12.2001 千港元
每股面值0.20港元之普通股				
法定股本	**800,000,000**	800,000,000	**160,000**	160,000
已發行及繳足股本：				
於一月一日	**574,516,826**	561,216,826	**114,903**	112,243
按股份配售而發行之股份	**60,000,000**	–	**12,000**	–
於本年度發行股份	**11,200,000**	13,300,000	**2,240**	2,660
	645,716,826	574,516,826	**129,143**	114,903

於本年度發行之股份在各方面與既有之股份享有同等權益。

香港新界青山道388號中國染廠大廈24樓　電話：(852) 2402 6888　傳真：(852) 2413 5971
網址：www.tti.com.hk

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting of the Company will be held at Rose Room, Lower Level II, Kowloon Shangri-La Hotel, 64 Mody Road, Kowloon on 23rd June 2003 at 9:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st December 2002;

2. To re-elect directors and to authorize the Board of Directors to fix their remuneration;

3. To re-appoint auditors and to authorize the Board of Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:

4. "THAT

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) or of any other stock exchange, be and is hereby generally and unconditionally approved and authorized;

(b) the aggregate nominal amount of the shares of the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting" (Note (2)).

5. "THAT

(a) subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the directors of the Company (the "Directors") to exercise all the powers of the Company during the Relevant Period (as hereinafter defined) to allot, issue and deal with the shares in the capital of the Company (including making and granting offers, agreements and options which would or might require the exercise of such powers, whether during the continuance of the Relevant Period or thereafter);

(b) the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted or dealt with pursuant to the approval in paragraph (a) above during the Relevant Period, otherwise than pursuant to the following, shall not exceed 20% of the nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly;

(i) a rights issue where shares are offered for a period fixed by the Directors to shareholders on the register on a fixed record date in proportion to their than holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard, as appropriate, to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or stock exchange in, or in any territory applicable to the Company);

(ii) an issue of shares under any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company and approved by The Stock Exchange of Hong Kong Limited;

(iii) any issue of shares in the Company upon the exercise of subscription rights attaching to any warrants of the Company; or

(iv) any scrip dividend scheme or similar arrangement implemented in accordance with the bye-laws of the Company; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of;

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting" (Notes (2) and (4)); and

6. "THAT conditionally upon Resolutions Numbers 4 and 5 being, passed, the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot shares in the capital of the company be and is hereby extended by the addition to the nominal value of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the company pursuant to such general mandate an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution Number 5, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution."

On behalf of the Board
Yim Yuk Lun, Stanley
Chairman and Managing Director

Hong Kong, 23rd April 2003

Notes:

(1) A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited with the Company's Share Registrars in Hong Kong, Secretaries Limited, G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong together with any power of attorney or other authority, under which it is signed, or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

(2) An Explanatory Statement in relation to Resolution Number 4 will be sent to shareholders and other persons who are entitled into.

(3) The register of members of the Company will be closed from 20th June 2003 to 23rd June 2003, both days inclusive. All transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars in Hong Kong, Secretaries Limited, G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 19th June 2003.

(4) Concerning item 5 above, the Directors wish to state that they have no immediate plans to issue any additional new shares of the Company pursuant to the power to be conferred by this mandate. Under the listing rules of The Stock Exchange of Hong Kong Limited (as amended from time to time) the general mandate lapses unless it is renewed at each annual general meeting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

03 JUN 25 AM 7:21

Techtronic Industries Company Limited

(Incorporated in Hong Kong with limited Liability)

ANNOUNCEMENT –
Results of the Royal Special Shareholders Meeting

At the Royal Special Shareholders Meeting held on 22nd April, 2003 (US time), the Merger was approved by the affirmative votes of more than two-thirds of the Royal Shareholders entitled to vote thereat as required by OGCL. It is expected that the Merger Agreement will be closed and the Merger will become effective, in each case, on 23rd April, 2003 (US time).

Reference is made to the circular of the Company dated 6th March, 2003 (the "Circular") and the supplemental circular of the Company dated 14th March, 2003 (the "Supplemental Circular") regarding the acquisition of Royal by way of Merger. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular and the Supplemental Circular.

The Company has been informed by Royal that at the Royal Special Shareholders Meeting held on 22nd April, 2003 (US time), Royal Shareholders holding, in aggregate, 10,813,778 Royal Common Shares, representing approximately 84.1% of the 12,861,052 Royal Common Shares outstanding as at 28th February, 2003 (being the record date for the Merger), attended the meeting (either in person or by proxy). Of that total, 10,573,396 Royal Common Shares, representing approximately 97.78% of the Royal Common Shares held by Royal Shareholders attended thereat, voted for the Merger, 40,185 Royal Common Shares, representing approximately 0.37% of the Royal Common Shares held by Royal Shareholders attended thereat, voted against the Merger and 200,197 Royal Common Shares, representing approximately 1.85% of the Royal Common Shares held by Royal Shareholders attended thereat, abstained from voting on the Merger. Accordingly, the Merger was approved by the affirmative votes of more than two-thirds of the Royal Shareholders entitled to vote at the Royal Special Shareholders Meeting as required by OGCL. At the Extraordinary General Meeting held on 31st March, 2003, the Merger was approved by the Shareholders. Accordingly, the principal conditions to which the Merger Agreement is subject as disclosed in the Circular have been fulfilled. It is expected that the Merger Agreement will be closed and the Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Ohio in the US, in each case, on 23rd April, 2003 (US time).

The Company has been informed by Royal that up to the close of business on 22nd April, 2003 (US time), no written demand has been served on Royal by any holder of Dissenting Shares pursuant to the provisions of the OGCL. Such written demand must be served by the holder of Dissenting Shares on Royal within 10 days after the Royal Special Shareholders Meeting, failing which his dissenter's rights conferred by the OGCL will lapse. On the basis that there are no Dissenting Shares, the Directors estimate that the total consideration payable by the Company under the Merger (excluding related costs and expenses) will not be more than US$105.5 million (or HK$822.9 million). The Company will make such announcement regarding any Dissenting Shares as and when such information becomes available.

By Order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 23rd April, 2003

Unless otherwise specified, where financial information in this announcement has been converted from US dollars into Hong Kong dollars, it has been converted at the exchange rate of US$1: HK$7.8.

[redacted]

03 JUN 25 AM 7:2

Techtronic Industries Company Limited
創 科 實 業 有 限 公 司

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING HELD ON 28TH MAY 2003
POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of Techtronic Industries Company Limited held at Tianshan & Lushan Room, 5th Floor, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 28th May 2003 were as follows:

	RESOLUTIONS	NO. OF VOTES (%)	
		FOR	AGAINST
1	To receive the Accounts and the Reports of the Directors and Auditors.	398,415,599 (100%)	0 (0%)
	As all the votes were cast in favour of this resolution, the resolution was carried unanimously.		
2	To declare a final dividend of HK10 cents per share.	398,415,599 (100%)	0 (0%)
	As all the votes were cast in favour of this resolution, the resolution was carried unanimously.		
3(a)	To re-elect Mr. Chi Chung Chan as Director.	392,815,599 (98.59%)	5,600,000 (1.41%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
(b)	To re-elect Dr. Akio Urakami as Director.	392,815,599 (98.59%)	5,600,000 (1.41%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
(c)	To re-elect Mr. Vincent Ting Kau Cheung as Director.	386,595,603 (97.03%)	11,819,996 (2.97%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
(d)	To authorise the Directors to fix the directors' fees for the year ending 31st December, 2003 provided that the amount of each director's fee shall not exceed US$20,000.00.	392,815,599 (98.59%)	5,600,000 (1.41%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
4	To appoint Deloitte Touche Tohmatsu as Auditors and to fix their remuneration.	396,356,599 (99.48%)	2,059,000 (0.52%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
5	To approve the general mandate to the Directors to allot and issue additional shares of the Company. *(Note)*	371,659,999 (95.15%)	18,950,600 (4.85%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
6	To approve the general mandate to the Directors to repurchase shares of the Company.	390,542,599 (100%)	0 (0%)
	As all the votes were cast in favour of this resolution, the resolution was carried unanimously.		
7	To authorise the Directors to allot and issue additional shares equal to the number of shares repurchased by the Company pursuant to Resolution no. 6 above.	390,017,599 (99.87%)	525,000 (0.13%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was carried.		
8	To approve the amendments to the Articles of Association of the Company.	398,242,599 (100%)	0 (0%)
	As all the votes were cast in favour of this resolution, the resolution was carried unanimously.		

Note: A motion for amendment to Resolution No. 5 as set out in the Notice of Annual General Meeting was proposed and seconded by the members of the Company during the AGM whereby, the general mandate to issue shares would be subject to the following conditions: (i) in the case of an issue for cash, 5% of the Company's issued share capital at the date of the resolution and (ii) in the case of an issue other than for cash, 20% of the Company's issued share capital at the date of the resolution (less any shares issued under (i) above) and the discount for shares so issued shall not exceed 5%. As no member of the Company demanded a poll, the motion was put to the vote on a show of hands and the motion was carried unanimously.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 28th May 2003

Techtronic Industries Company Limited
創 科 實 業 有 限 公 司
(於香港註冊成立之有限公司)

於二零零三年五月二十八日舉行之股東週年大會 投票表決結果

創科實業有限公司於二零零三年五月二十八日假座香港中區法院道太古廣場香格里拉大酒店五樓天山及盧山廳舉行之股東週年大會(「股東週年大會」)上對所提呈決議案之投票表決結果如下：

	決議案	票數(%) 贊成	票數(%) 反對
1	省覽賬目與董事會及核數師之報告書。	398,415,599 (100%)	0 (0%)
	由於全部對此決議案投贊成票，決議案獲一致通過。		
2	宣派末期股息每股10港仙。	398,415,599 (100%)	0 (0%)
	由於全部對此決議案投贊成票，決議案獲一致通過。		
3(a)	重選陳志聰先生為董事。	392,815,599 (98.59%)	5,600,000 (1.41%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
(b)	重選浦上彰夫博士為董事。	392,815,599 (98.59%)	5,600,000 (1.41%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
(c)	重選張定球先生為董事。	386,595,603 (97.03%)	11,819,996 (2.97%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
(d)	授權董事釐定截至二零零三年十二月三十一日止年度之董事袍金，惟每位董事之袍金上限為20,000.00美元。	392,815,599 (98.59%)	5,600,000 (1.41%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
4	聘任德勤•關黃陳方會計師行為核數師並釐定其酬金。	396,356,599 (99.48%)	2,059,000 (0.52%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
5	批准賦予董事一般授權以配發及發行本公司之額外股份。*(附註)*	371,659,999 (95.15%)	18,950,600 (4.85%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
6	批准賦予董事一般授權以購回本公司之股份。	390,542,599 (100%)	0 (0%)
	由於全部對此決議案投贊成票，決議案獲一致通過。		
7	授權董事配發及發行數目相等於依據上文第6項決議案本公司所購回股份之額外股份。	390,017,599 (99.87%)	525,000 (0.13%)
	由於對此決議案所投之贊成票超過50%，決議案獲通過。		
8	批准修訂本公司之公司組織章程細則。	398,242,599 (100%)	0 (0%)
	由於全部對此決議案投贊成票，決議案獲一致通過。		

附註：有關對股東週年大會通告內所載第5項決議案提出修訂之動議乃於股東週年大會上提出並獲得本公司之股東和議；據此，有關發行股份之一般授權須受下列條件規限：(i)如屬以現金代價發行股份，其數額佔於該決議案日期本公司已發行股本之5%及(ii)如屬以現金以外之代價發行股份，其數額佔於該決議案日期本公司已發行股本之20%（減去任何依據上文(i)所發行之股份），而該等股份發行價之折讓幅度不得高於5%。由於並無本公司之股東要求以投票方式進行表決，故此動議採用舉手方式進行表決並獲一致通過。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年五月二十八日

Techtronic Industries Company Limited
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Royal has not received any notice from the holders of Dissenting Shares demanding the fair valu of their shares at the close of business (US time) on 2nd May, 2003. Accordingly, the rights of thes holders lapse under the Ohio General Corporation Law on that day.

Reference is made to the circular of the Company dated 6th March, 2003 (the "Circular") and supplemental circular of the Company dated 14th March, 2003 (the "Supplemental Circular") regar the acquisition of Royal by way of Merger. Unless the context otherwise requires, terms used in announcement shall have the same meanings as defined in the Circular and the Supplemental Circu

At the close of business (US time) on 2nd May, 2003, being the expiry of the 10-day period permi for holders of Dissenting Shares to exercise their dissenters' rights under the Ohio General Corpora Law, Royal has not received any notice from such holders demanding the fair value of their sha Accordingly, the rights of these holders lapse under the Ohio General Corporation Law on that day a result of the lapse of the dissenters' rights as aforesaid, the total consideration payable by the Comp under the Merger (before expenses) will not be varied from the estimated total consideration of approxima US$105.5 million (or HK$822.9 million) as disclosed in the Circular and based on such considera the Merger remains to be classified as a major transaction for the Company under the Listing Rule

By Order of the Board of
Techtronic Industries Company Limite
Chi Chung Chan
Company Secretary

Hong Kong, 13th May, 2003

Unless otherwise specified, where financial information in this announcement has been converted US dollars into Hong Kong dollars, it has been converted at the exchange rate of US$1: HK$7.8.

Techtronic Industries Company Limited
創 科 實 業 有 限 公 司
（於香港註冊成立之有限公司）

公 佈

截至二零零三年五月二日辦公時間（美國時間）完結時，Royal並未接獲不同意合併之股份持有人提出要求釐訂其所持股份公平價值之任何通知。因此，此等持有人根據俄亥俄州綜合公司法所享有之權利已於該日作廢。

本公佈乃就本公司於二零零三年三月六日關於以合併方式收購Royal刊發之通函（「該通函」）及本公司於二零零三年三月十四日關於以合併方式收購Royal刊發之補充通函（「補充通函」）而發出。除文義另有所指外，本公佈內所用詞彙與該通函及補充通函內所界定者具相同涵義。

截至二零零三年五月二日辦公時間（美國時間）（即不同意合併之股份持有人根據俄亥俄州綜合公司法允許行使其不同意合併事項之權利十日之期限屆滿）完結時，Royal並未接獲不同意合併之股份持有人提出要求釐訂其所持股份公平價值之任何通知。因此，此等持有人根據俄亥俄州綜合公司法所享有之權利已於該日作廢。基於上文所述不同意合併之股份持有人所享有之權利已作廢，本公司根據合併事項須付之總代價（未計開支前）將不會偏離該通函內所披露之估計總代價即約為105,500,000美元（或822,900,000港元），而根據該代價金額計算，按上市規則所界定合併事項仍被歸類為本公司之主要交易。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年五月十三日

除另有註明者外，載於本公佈內財務資料之美元金額折算為港元所採用之兌換率為1美元：7.8港元。

TTi

創科實業有限公司

（於香港註冊成立之有限公司）

公佈

— Royal股東特別大會之表決結果

於二零零三年四月二十二日（美國時間）舉行之Royal股東特別大會上，合併事項已獲根據俄亥俄州公司法規定有權出席大會投票之Royal股東以超過三分之二贊成票批准。預期合併協議將於二零零三年四月二十三日（美國時間）完成，而合併事項亦將於同日生效。

本公佈乃就本公司於二零零三年三月六日關於以合併方式收購Royal刊發之通函（「該通函」）及本公司於二零零三年三月十四日關於以合併方式收購Royal刊發之補充通函（「補充通函」）而發出。除文義另有所指外，本公佈內所用詞彙與該通函及補充通函內所界定者具相同涵義。

本公司已接獲Royal通知，於二零零三年四月二十二日（美國時間）舉行之Royal股東特別大會上，持有合共10,813,778股Royal普通股（約佔截至二零零三年二月二十八日（即合併事項之記錄日期）發行在外之12,861,052股Royal普通股數目之84.1%）之Royal股東親身或委派代表出席大會。在上述總股數中，10,573,396股Royal普通股（約佔出席大會之Royal股東所持Royal普通股數目之97.78%）對合併事項投贊成票，40,185股Royal普通股（約佔出席大會之Royal股東所持Royal普通股數目之0.37%）對合併事項投反對票，而200,197股Royal普通股（約佔出席大會之Royal股東所持Royal普通股數目之1.85%）則放棄對合併事項投票。因此，合併事項已獲根據俄亥俄州公司法規定有權出席Royal股東特別大會投票之Royal股東以超過三分之二贊成票批准。於二零零三年三月三十一日舉行之本公司股東特別大會上，合併事項已獲本公司之股東批准。因此，該通函內所載合併協議之主要條件已獲達成。預期合併協議將於二零零三年四月二十三日（美國時間）完成，而合併事項亦將於同日待合併證明書已提交美國俄亥俄州州務卿存案時生效。

本公司已接獲Royal通知，截至二零零三年四月二十二日（美國時間）辦公時間完結時，並無任何不同意合併之股份持有人依據俄亥俄州公司法之條文向Royal提出書面要求。不同意合併之股份持有人須於Royal股東特別大會結束後之十日內向Royal提出上述書面要求，逾期則其依據俄亥俄州公司法獲賦予對合併事項不表同意之權利即告作廢。基於目前並無出現不同意合併之股份，董事估計本公司根據合併事項須付之總代價（不包括相關成本及費用）將不會超過105,500,000美元（或822,900,000港元）。本公司將於知悉關於有否出現任何不同意合併之股份之資料時發出公佈。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零三年四月二十三日

除另有註明者外，載於本公佈內財務資料之美元金額折算為港元所採用之兌換率為1美元：7.8港元。

創科實業

2002年年報


Dirt Devil
vax
RYOBI
Homelite

凝聚品牌力量

集團簡介

創科實業有限公司(「創科實業」或「本集團」)為全球家居裝修產品之主要設計、製造及銷售商之一，於二零零二年度之銷售額達十二億美元。本集團之主要業務範疇包括電動工具、戶外電動設備、地板護理產品、太陽能照明及電子量度儀。

創科實業不斷網羅具知名度及發展迅速之品牌，包括Ryobi電動工具、Ryobi及Homelite戶外電動設備與Dirt Devil及Vax地板護理產品。本集團與北美洲、歐洲及澳大利西亞地區內全球多個大型零售商緊密合作，銷售上述知名品牌產品。

創科實業獲其他多個著名家居裝修產品品牌廠商挑選為合作夥伴。零售層面方面，本集團生產及銷售全系列自有品牌之產品，向客戶提供完善而周全之服務。獨立品牌方面，創科實業以原件設備製造及原件設計製造(OEM/ODM)方式為客戶提供全面技術解決方案，涵蓋產品設計、技術工藝、生產、供應鏈管理及市場推廣支援等範疇。

本集團建基於香港，其生產及研究開發設施分佈亞洲及北美洲，而客戶服務網絡亦遍佈北美洲、歐洲及澳大利西亞，在全球僱用12,000名員工。

創科實業創立於一九八五年，於過去五年每年之營業收入平均增長超過33%。創科實業自一九九零年起在香港聯合交易所上市（股票代號：669），並透過紐約銀行以第一級美國預託證券收據(ADR)方式掛牌（證券代號：TTNDY）。創科實業曾獲業界客戶、出版刊物及其他機構頒發眾多獎項。

目錄

財務摘要



65.73
23.47
25.48
32.31
42.02
98
99
00
01
02

每股基本盈利
港仙



409
130
142
181
239
98
99
00
01
02

年度溢利
百萬港元



9,493
2,532
2,699
4,551
6,101
98
99
00
01
02

營業額
百萬港元

	2002 百萬港元	2001 百萬港元	增幅 %
業務營運			
營業額	**9,493**	6,101	+56
除利息及稅項前經營溢利	**575**	356	+62
本年度溢利	**409**	239	+71
每股盈利，基本(仙)	**65.73**	42.02	+56
每股股息(仙)	**16.00**	11.50	+39
截至年結日之財務狀況			
資產總值	**6,365**	3,772	+69
流動資產淨值	**1,162**	719	+62
股東資金	**1,801**	1,103	+63
資本開支	**241**	203	+19
股東權益回報(%)	**28.2**	23.7	+19
每股賬面淨值(港元)	**2.56**	1.83	+40



以主要業務劃分之營業額

- 電動工具及戶外電動設備 **79%**
- 地板護理產品 **18%**
- 太陽能照明及電子量度儀 **2%**
- 其他 **1%**



以市場地區劃分之營業額

- 北美洲 **81%**
- 歐洲 **12%**
- 其他國家 **7%**

◦ 營業收入及盈利均錄得雙位數之高增長
◦ 整合Homelite業務
◦ 收購Royal將為本集團帶來新增長動力

本人欣然宣佈縱使面對經濟困境，本集團於二零零二年度仍錄得尚佳業績。

於二零零二年，全球營商環境(包括美國此個主要市場)未如理想，消費者正消化證券市場進一步下挫及政局加劇緊張帶來之負面影響。面對不明朗之市場氣氛，創科實業之表現尤其突出；得力於本集團迅速整合近期收購之業務加上本身品牌之業務持續取得大幅增長，本集團之營業收入及盈利均錄得高雙位數增長。

本集團於去年十二月宣佈收購美國Royal Appliances Manufacturing Co.(「Royal」)，標誌著本集團於三年內已成功將業務轉型，藉網羅更多著名品牌及不斷提高規模經濟效益，從而在全球市場上進行競爭。

財務業績

營業收入上升55.6%至95億港元，此強勁增長反映出本集團於過去十八個月在歐洲和澳大利西亞地區收購Ryobi業務，及於二零零二年一月收購Homelite業務已見成果，加上本集團之現有業務同告增長所致。盈利大幅上升71.1%至408.8百萬港元，而每股盈利增加56.4%至65.73港仙。

本人欣然宣佈董事會建議派發末期股息每股10港仙，連同中期股息每股6港仙，全年度合共派息每股16港仙，較二零零一年度宣派之股息總額增加39.1%。

本集團進行多項收購後財政仍然充裕，淨負債佔有形資產淨值比率由二零零一年度之54.9%轉而為擁有淨現金；與本集團之預期水平相符。



創科實業已由一家原件設備製造商(OEM)轉型成為在各項核心業務皆擁有知名品牌之綜合企業

Horst Julius Pudwill
主席兼行政總裁

業務營運

本集團之財務業績突出乃得力於各業務環節皆表現出色所致。

Ryobi品牌電動工具業務之銷售額較二零零一年度增加一倍,其業績表現之理想超出本集團之預期。本集團為客戶推出新產品,同時配合悉心設計之市場推廣及定價策略。其中尤以美國市場對本集團之組裝工具需求非常殷切,使本集團在此市場之表現遠較業內水平為佳。另外,新近收購之歐洲及澳大利西亞地區業務經迅速整合後,配合本集團於下半年度推出核心產品系列,已開始對業績帶來正面貢獻。

二零零二年重要項目之一為本集團於極短時間內成功將於二零零一年十一月收購之Homelite業務進行整合,設立更具成本效益之新生產線以迎接將來臨之銷售旺季。創科實業之營業收入及盈利因而同告上升。與此同時,本集團成功改良產品之引擎以符合美國環境保護署制訂之新標準,為本集團之未來業務開拓新商機。此外,本集團亦藉著Homelite與Ryobi之兩者銷售旺淡季互相補足而獲益,令兩者在生產及售後服務方面得以發揮協同作用。

地板護理產品業務保持穩步增長。本集團在北美洲及歐洲擴大客戶數量,令其銷售額錄得強勁增長,其中一個原件設備製造商(OEM)客戶訂購之突破性創新產品生產數量創出紀錄。面對市場仍然充滿挑戰,本集團之電子量度儀及太陽能照明產品業務在銷售額及盈利方面仍錄得大幅增長,為本集團帶來可觀收益。

管理層

除業務規模外,本集團亦在產品行銷之地域市場上取得飛躍發展,為本集團帶來新挑戰。管理層於推行收購策略時會選出最具收購價值之公司,而該等公司需同時擁有具才幹之管理層以營運該業務,並由本集團輔以企業層面之指引。本人一向深明要加強集團總部管理隊伍之實力,藉引進新管理專才,以便帶領創科實業不斷向前發展。由於本集團之業務增長迅速,本集團有需要專注於鞏固實力及加強管理。有見及此,本集團於過去一年已擴大集團總部之管理隊伍,成立一支由具備豐富經驗之企業總監領導之新管理隊伍。本集團奉行之策略為將業務增長與優化管理隊伍及專業技術互相結合。

展望

二零零三年度上半年之訂單量符合預期水平，展望二零零三年全年度會有理想表現。對比於二零零二年度上半年之業務，本集團有信心將可繼續保持強勁增長步伐。

本集團之目標是於未來三年內將業務擴大一倍，而旗下三大核心業務：電動工具、戶外電動設備及地板護理產品之銷量亦預期會增加至相若水平。上述目標將會引領本集團發揮採購能力、大規模生產之經濟效益及品牌效應，推動創科實業在美國以至在全球各地市場穩踞領導地位。

當前全球經濟前景有欠明朗，上述目標看似遙不可及。然而，本人絕對有信心本集團有能力達致上述目標。過去數年，創科實業已由一家供應電動工具之原件設備製造商(OEM)轉型成為在各項核心業務皆擁有知名品牌之綜合企業。本集團在亞洲之開發及生產基地為其帶來緊貼市場步伐及符合生產要求之重大優勢。憑藉此種優勢加上本集團對全球市場之透徹瞭解，有助提高其開發及銷售產品之效率，加上其現時享有之規模經濟效益，令本集團處於極有利之競爭優勢。

二零零三年是本集團鞏固三大核心業務之一年，為日後大幅擴展業務奠定基礎。本集團將繼續擴充Ryobi品牌電動工具產品系列，而憑藉本集團產品之優良品質、性能可靠及卓越服務，將可進一步帶動銷售額上升。

Homelite業務擁有無限商機。具有八十年悠久歷史之Homelite品牌在龐大北美洲戶外電動設備市場上佔有一席位，其重要性可媲美Ryobi在電動工具市場所享有之地位。本集團預期除現有之手提汽動式工具外，其產品市場尚有很大發展空間，並擬借鏡Ryobi之成功經驗推出Homelite產品。

此外，本集團亦期望整合Royal之業務，將地板護理產品業務提升至如同電動工具及戶外電動設備所具之業務規模及發展步伐。過去八年，本集團一直以Royal委託


130
685
142
784
181
909
239
1,103
409
1,801
98
99
00
01
02

創造股東價值 百萬港元

● 本年度溢利

● 股東資金

本集團於二零零三年度上半年之訂單量符合預期水平，展望二零零三年全年度會有理想表現。對比於二零零二年度上半年之業務，本集團有信心將可繼續保持強勁增長步伐

生產之供應商身份與其優秀管理隊伍携手合作，並且彼此間已建立緊密瞭解，故此整合過程可望會迅速及順利完成。

創科實業透過此項收購將成為全球地板護理產品市場之表表者。Royal旗下主要品牌—Dirt Devil在中檔消費市場佔有一席位，並憑藉其掌握之專利技術而成為快速增長中之無塵袋直立式吸塵機產品之領導者。創科實業正積極計劃透過擴充產品系列及加強市場推廣活動，從而加強其品牌之市場地位，同時本集團會將Royal更多之生產工序納入本身之生產設施中。

此外，隨著近期本集團之太陽能照明及電子量度儀業務締造佳績及擴大客戶量，預期此項業務會進一步帶來可觀之盈利貢獻。本集團亦會為旗下所有電動工具及戶外電動設備產品系列開發更多配件產品。以上種種皆有助創科實業增加對現有客戶之銷售量及提高產品毛利率。

本集團在批發層面將繼續與零售商於產品開發、供應鏈管理、銷售及市場推廣方面携手合作。本集團與這些客戶已建立特殊之夥伴關係；由於本集團供應之產品銷量一直較此等零售商店舖內同類產品之平均銷量為佳，故本集團每能在競爭激烈之供應商中脫穎而出，成為客戶優先之選。收購Royal後將可擴闊本集團之客戶群，而本集團會借助新建立之客戶關係將其援引至其他業務上。此外，本集團會繼續投入資源發展其重要之OEM/ODM客戶群，為此等公司及其品牌開發新產品、提供理想價格、高效率兼且調配靈活之生產工序，以協助此等客戶在時至今日競爭激烈之市場中立足。

最後，本人謹向全體股東、客戶、業務夥伴及員工於過去一年之支持致以衷心感謝。本集團之目標仍會是為客戶提供價值與質素並重之產品及服務，同時為股東創造更佳之投資成果。本集團於二零零二年之每股盈利及股東權益回報均告大幅增長，突顯本集團縱使面對市場困境仍具備達致該目標之能力。本人有信心於二零零三年及往後之日子中，本集團必能在業務成功之基礎上再創高峰。



Horst Julius Pudwill
主席兼行政總裁

業務發展歷程

第一季

- 收購Ryobi在澳洲及紐西蘭之電動工具及戶外電動設備業務
- 將Homelite業務整合於創科實業集團之內

第二季

- 將本集團在中國之生產設施由ISO 9001: 1994提升至ISO 9001: 2000標準
- 甲骨文公司(Oracle)之企業資源規劃系統(ERP)投入運作

第三季



- 成功推出逾一百款Ryobi品牌新產品
- Ryobi品牌之四件裝超級組裝工具創下零售銷售紀錄
- 創科實業與Komatsu Zenoah合作生產戶外電動設備專用之環保引擎
- 完成以合資企業方式對平台式電動工具業務進行之策略性投資

第四季

- 創科實業在中國之環保引擎生產廠房開始投產
- 宣佈收購Royal以加強推行創科實業在各項核心業務建立環球品牌之策略
- 創科實業之全年銷售額突破十億美元

社會公益活動及獎項

創科實業以關懷員工之福祉及服務社會為己任。所有員工均享有進修資助及可參加培訓計劃，而本集團及其海外附屬公司則定期透過捐獻共襄善舉及積極參與社會公益活動。

> 創科實業榮獲香港社會服務聯會頒發二零零二/二零零三年度「商界展關懷」獎項，**以表揚創科實業對社會作出之貢獻。**

在香港，創科實業設有青少年發展計劃，提供獎學金及實習機會。此外，創科實業亦與本地大學合辦技術開發計劃及贊助公開之專業研討會。於二零零二年，本集團參加政府倡導之「青少年見習就業計劃」及「一公司一職位」計劃。

創科實業之海外附屬公司向當地院校資助獎學金並參與多個顧問委員會，同時捐助電動工具予非牟利機構用以興建公共設施，以及捐助醫療機構及消防局用以加強有關裝備。

- 獲*Forbes Global*選為「全球二百家最佳小型企業」之一
- 獲*Asiamoney*選為亞太區內「最佳小型企業」之一及「整體最佳投資者關係企業」之一
- 獲*Investor Relations Magazine Asia Awards 2002*頒發「最佳中小型企業投資者關係大獎」
- 獲The Home Depot頒發「年度銷售獎」及「年度創意獎」
- 創科實業獲Sears頒發「二零零二年度業務進展合作夥伴獎」


Forbes
BEST UNDER A BILLION
200
COMPANIES FOR 2002


Grand Prix for Investor Relations by a Small or Medium Sized Company
Techtronic Industries

本年度內，本集團旗下各項業務之管理隊伍繼續提高營運效率，同時與集團亞洲區內之生產及產品開發人員緊密合作，以加強本集團迎合客戶需求之能力。

本集團之業務增長策略以向客戶提供更物有所值之產品為依歸，此策略使本集團之表現一直優於同行整體水平。

此外，本集團藉經濟疲弱之際透過收購擴充本集團之核心業務。於二零零二年，本集團之營業額增長55.6%至95億港元。

美國仍為創科實業最大之市場。於二零零二年，美國經濟僅錄得溫和增長，惟建屋行業仍保持蓬勃。歐洲市場表現參差，英國之經濟保持穩定，而歐洲大陸之經濟則偏軟。澳洲經濟相對表現較佳，當地之地產市道暢旺。

電動工具及
戶外電動設備

得力於本集團迅速整合於二零零一年底及二零零二年初收購之業務，電動工具及戶外電動設備業務之表現非常出色，並在其營運基礎上繼續爭取強勁增長及進一步提升生產力。

此項業務於本年度之營業額較二零零一年度上升65.2%至74.7億港元，佔本集團總營業額之79%，而經營溢利則增加56.6%至4.59億港元。



佔集團營業額之79%

品牌業務

創科實業由構思、設計及生產創新之電動工具及戶外電動設備以至將產品迅速推出市場之能力無人能出其右。本集團於二零零二年度取得之佳績主要歸功於推出自有品牌之新產品系列。以此項業務整體計，本年度內合共推出超過一百款新產品。其中多款產品如組裝電動工具之銷售成績尤見突出。本集團於推出新產品之同時會輔以大型市場推廣活動，其中尤以本集團在北美洲向達一億零六百多萬名消費者展開積極之廣告宣傳計劃，大大推動市場對Ryobi電動工具之需求。

Ryobi於二零零二年，本集團在美國之Ryobi品牌產品之銷量持續強勁，提出「專業性能、相宜價格」作為市場推廣口號，銷售較較對上一年之增長一倍。

與此同時，本集團對分別於二零零一年八月及二零零二年二月在歐洲及澳大利西亞地區新近收購及營運之業務進行重組及整合，成功推行新產品策略，推廣Ryobi品牌之檔次如其在北美洲市場之地位。本集團在上述兩個地區內所收購業務之產品開發、生產及採購工序迅速整合於創科實業之內，從而能趕及於第四季在當地市場推出相應之新產品系列。此舉即時帶動銷售額上升，而推出新產品系列亦令客戶對Ryobi品牌及其創新設計之評價顯著提升，大大提高Ryobi品牌在市場上之名聲。


RYOBI

二零零二年度取得
之佳績主要歸功於
推出自有品牌之
新產品系列


RYOBI
12.0v
24
20

於二零零二年，本集團
在美國之Ryobi品牌產品
之銷量持續強勁，較對
上一年增長一倍







創科實業由構思、設計及生產
創新之電動工具及戶外電動設備以至
將產品迅速推出市場之能力無人能出其右

本集團為OEM/ODM客戶提供無論在價格或性能方面皆使客戶能保持競爭力之**創新產品**

Homelite創科實業對其收購之Homelite品牌戶外電動設備進行整合亦是二零零二年度重要工作之一。Homelite為美國及其他地區具知名度之戶外電動設備品牌，收購該品牌標誌著創科實業已在該行業中穩佔一席位。Homelite戶外電動設備於其納入創科實業之首個營運年度內之銷售額已達到本集團之目標，並對本集團之盈利作出正面貢獻。

委託生產業務

除自有品牌之電動工具及戶外電動設備業務外，本集團亦以委託生產方式為全球大型零售商之私人品牌設計及製造產品，同時以原件設備製造及原件設計製造(OEM/ODM)方式為多個主要品牌生產產品。上述客戶在業務策略上對創科實業仍具有重要性。

本年度內，本集團不遺餘力地確保本集團繼續成為合約客戶所選取之供應商，乃是基於本集團具備能滿足客戶特定需求之能力。本集團為合約客戶提供完善而周全之委託生產服務，加上集團產品及服務以優良質素見稱，每能使本集團處於有利競爭地位，而本集團亦為OEM/ODM客戶提供無論在價格或性能方面皆使客戶能保持競爭力之創新產品。客戶亦受惠於本集團享有之規模經濟效益、先進工藝技術及設計能力、以及靈活變通之生產工序等。

展望

此項業務營運所處地區之經濟前景難以預測。然而，創科實業比競爭對手更有能力開發更優質及性能更佳之電動工具及戶外電動設備產品。憑藉具備成本效益及可靈活調配之生產設施，本集團將可保持競爭力、盈力能力及可靠信譽。因此，本集團有信心此項業務可取得進一步之增長。

北美洲本集團預期美國業務會有理想業績。本集團電動工具之目標市場 — 家居裝修行業預計會持續穩步上揚，而本集團之業務增長目標以取得更高之市場佔有率為主，而非單倚賴整體行業之增長。

二零零三年增加之銷售額將大部份源自本集團之品牌業務。據本集團二零零三年首季美國銷售數據顯示，全年度可望保持相當增長動力；而本集團剛開始發掘Homelite業務所帶來之商機。本集團有意擴充電動工具及戶外電動設備產品系列。


Homelite

歐洲基於二零零二年第四季及二零零三年首季本集團在歐洲之業務表現強勁，Ryobi品牌在歐洲之業務發展潛力可觀。短期而言，業務增長動力來自將於二零零三年推出之全新系列電動工具及戶外電動設備。而上述新產品將會以大訂購量之客戶為銷售對象。同時，本集團正積極開拓西歐多個發展最迅速之市場，並探索在俄羅斯及東歐擴充業務之機會。

澳大利西亞本集團在澳洲及紐西蘭為推行建立品牌之主要工作奠下基礎後，現擬積極開拓大訂購量之客戶市場同時進軍專業工具之貿易市場，目標為於三年內將此項業務擴充一倍。



本集團於二零零三年增加之銷售額將大部份源自其品牌業務。而本集團剛開始發掘Homelite業務所帶來之商機

地板護理產品

地板護理產品業務於本年度再次取得可觀增長。本集團於二零零二年十二月宣佈以合併方式收購Royal將推動本集團之地板護理產品業務進一步發展。

此項業務於本年度之營業收入較二零零一年度上升41.9%至16.62億港元，佔本集團總營業額之18%，而經營溢利則上升22.2%至6.9千萬港元。



佔集團營業額之18%


POWER you



本集團已制訂多款新產品之開發計劃，並正積極為集團自有之品牌，及為外界客戶以ODM方式開發更多產品。

委託生產業務

創科實業一向以為全球著名品牌提供由設計以至生產之周全委託生產服務見稱，其享有之聲譽與日俱增。其中尤以OEM/ODM客戶對本集團最為信賴，本集團為個別客戶提供個別獨特之產品設計、工程技術、產品開發以至生產工序，而所有客戶均可受惠於集中統一處理之工序，如採購及物流等。本集團為此等客戶提供之增值服務包括新產品之構思以至用成本相宜之大規模生產等。

因此，於二零零二年構成本集團地板護理產品業務主要部份之OEM/ODM業務持續表現良好。美國之經濟表現雖然疲弱，但仍為本集團之主要市場，委託生產業務續見增長。本集團繼續與現有之OEM/ODM客戶（包括美國市場上之知名品牌）緊密合作，為消費者帶來稱心滿意之產品。大部份客戶之銷售量均告增加，其中尤以一位客戶訂購之突破性新產品生產數量創出紀錄，從而大大推高產品銷量。由於歐洲市場在地域上較為分散，本集團已致力鞏固與當地主要客戶之關係。

品牌業務

得力於推行之新產品及業務提升計劃開始帶來成效，本集團在澳洲、英國及歐洲部份地區擁有經銷權之Vax品牌之整體表現已有所改進。


12 amp
MAXIMUM VACUUM POWER
Dirt Devil

由於澳洲業務在地板護理產品市場之增長可觀，加上新產品面世之帶動下，此項業務再一次取得佳績。Vax以其知名度、獨特之產品設計及完備之分銷系統（包含大部份主要零售商）而在高端產品市場上佔有一席位，使Vax在市場上處於獨特而有利之競爭優勢。

Vax在英國透過改進採購工序、擴大分銷渠道及成功推出新產品，使其在地毯深層清洗機市場上保持領導地位。於二零零一年將生產廠房遷往中國後，生產成本得以降低，同時加快產品之開發及付運周期，有助帶動此項業務之營業收入及盈利上升。

展望

由於本集團地板護理產品之市場需求和整體經濟周期並無太大關連，故本集團有信心即使二零零三年全球經濟仍然疲弱，此項業務亦可取得可觀增長。目前對供應及生產工序之整合經已完成。本集團已制訂多款新產品之開發計劃，並正積極為集團自有之品牌，及為外界客戶以ODM方式開發更多產品。

然而，收購Royal後將使創科實業之地板護理產品業務邁進另一發展階段，預期將會如同收購Ryobi及Homelite後之電動工具及戶外電動設備業務一樣。

由於Royal為本集團之長期客戶兼具備優良管理，本集團預計整合過程將會迅速及順利完成。Royal已將大部份生產工序遷往亞洲交予OEM供應商（包括創科實業）負責。本集團擬繼續改進成本架構，及引進最為適合創科實業內部處理之事務。此外，本集團正為該品牌迅速開發一系列產品，以期納入於二零零三年面世之新產品系列中。

太陽能照明及電子量度儀

本集團旗下從事電子產品業務之公司——朗廣實業所開發之產品包括太陽能照明及電子量度儀，其於本年度之業務取得進展而財務業績亦表現理想，並對本集團之盈利作出貢獻。此項業務於二零零二年之銷售額增加38.7%至2.27億港元。



佔集團營業額之2%

市場對於年中面世多款新設計之太陽能照明燈需求殷切，而新款之電子量度儀亦帶動銷售額上升。

所有面世之新產品均以進取之銷售及業務發展計劃作為支援後盾，除成功加強與現有客戶之關係外亦能吸引新客戶。此項業務成功關鍵之一為朗廣實業能迅速擴充生產設施以配合銷量並能及時推出新產品。由於嚴格控制成本，此項業務之經營溢利大幅上升160.4%至3.7千萬元。

展望

儘管宏觀經濟情況未如理想，本集團於二零零二年之太陽能照明及電子量度儀業務仍取得佳績，展望二零零三年，朗廣實業之業務將會取得相若之強勁增長。本集團將會為備受歡迎之產品系列增添更多產品，而增長將會由手提式電子及激光量度儀和新系列之無線電頻率量度儀所帶動。朗廣實業正探索集團內各業務環節之市場推廣及發展機會。



本集團將會為備受歡迎之產品系列增添更多新產品，此項業務之增長將會由手提式電子及激光量度儀所帶動



此項業務成功關鍵之一為朗廣實業能**迅速擴充**生產設施以配合銷量和能及時推出新產品

生產及物流

創科實業充份運用分佈各處之生產設施，確保產品兼具競爭力價格及優良質素，藉以推動產品之銷售額上升。

生產

本年度內，本集團將更多生產工序由墨西哥及美國遷往亞洲，進一步提高生產效率，而高端生產工序仍保留於南卡羅萊納州，其工序亦加以精簡以提高效率。此舉使本集團可以在提高新產品工藝技術之同時保持低廉之生產成本。

因應業務擴充需要，本集團已將生產力提高逾50%。與此同時，本集團將在中國之生產設施由ISO 9001: 1994提升至ISO 9001: 2000標準，並在中國建立一家新廠房生產供戶外電動設備專用之新引擎以迎合市場需求，新產品並能符合美國環境保護署制訂更嚴格之新標準。此方面作出之重大改進將對二零零三年以後之業務帶來正面影響。

為進一步加強品質控制及提高生產效率，本集團亦已在國內及香港之業務營運中開始使用甲骨文公司(Oracle)開發之企業資源規劃系統(ERP)。

整體而言，作為本集團繼續投資於研究及開發、系統與人才所作之部份承諾，本集團投入研究及開發之經費較二零零一年增加39.9%至1.12億港元。

供應鏈及銷售網絡

除改進生產設施外，創科實業亦繼續在營運層面對供應鏈及在全球營運層面對客戶服務水平作出顯著改進，生產力可望因此而提升。





本集團將透過整合生產設施進一步提升效率及降低成本，並會繼續投資於新產品之開發上

本年度內，本集團與主要零售商已建立更緊密之合作關係，並成立專責銷售及供應鏈之管理隊伍

本集團對北美洲之業務營運作出使全體客戶均可受惠之重大改動。新設計之無線電頻率倉儲管理系統已投入運作，將有助減低付運錯誤及舒緩缺貨問題同時改善存貨與需求不相符之情況。此外，本集團已提升包括人事、系統及操作環境在內之整個客戶服務網絡。為支援日益擴展之戶外電動設備業務，本集團已成立完善的維修及服務部以處理退貨問題，並會聘請更多客戶服務代表以接聽查詢產品之來電。本集團已成立退貨及維修中心以處理及分析產品退回。

本年度內，本集團與主要零售商已建立更緊密之合作關係，並成立專責銷售及供應鏈之管理隊伍以處理客戶事務。目前供應鏈管理隊伍會每週對店鋪進行詳細分析、預測訂單量及盡量減低供應鏈上運送中之存貨量。存貨分析亦已加以改進以減低過時存貨及與銷售部門取得更佳之協調。本集團已對零部件之耗用紀錄進行分析以消除冗餘之零部件及配件，此工作預期於二零零三年中完成。此外，本集團與主要貨運商合作透過互聯網建立自動追踪貨運系統，將大大加快清理未交付之訂單。

本集團於歐洲之各項業務營運均取得進展。歐洲大陸方面，本集團已在德國、奧地利、意大利及比利時設立營業辦事處，為當地之重要客戶提供服務。物流系統及工序亦已進行升級以提高生產力。英國方面，本集團透過將Ryobi及Homelite之倉儲整合於Vax設施內，進一步降低營運成本。

澳洲方面，整合收購後之Ryobi業務成為首要之務。位於布里斯班之貨倉已關閉並減省兩成員工，從而降低營運成本。本集團亦已提高資本運用效率，推行進取計劃將非流動資產變賣。此外，本集團在當地之存貨水平已降至僅為二零零一年之六成，而存貨周轉率則提升達一倍。

展望

本集團將透過整合生產設施進一步提升效率及降低成本，並會繼續投資於新產品之開發以及將更多產品開發引入亞洲。此外，本集團會改進新分銷系統，進一步降低成本及提高效能。本集團擬加強內部之服務營運，並加快直接付運予零售客戶之速度。隨著更專注於在地區內成立服務小組及擴充服務中心，售後服務將會獲得進一步加強。

董事

(由左至右排)

鍾志平
董事總經理

Horst Julius Pudwill
主席兼行政總裁

陳志聰
執行董事

陳建華
執行董事



Horst Julius Pudwill MSc

主席兼行政總裁

現年五十七歲，為創科實業之創辦人，並於一九八五年起出任主席。彼為工程碩士及商業學士，在國際商業方面擁有豐富經驗。彼負責制訂創科實業之發展策略，專注提升本集團發展具盈利前景之業務、產品及服務，並致力調整本集團之發展方向以迎合客戶需要。

鍾志平 MSc

董事總經理

現年五十一歲，為創科實業另一創辦人，並於一九八五年起出任董事總經理。彼獲英國華威大學頒授工程業務管理之理學碩士銜。彼負責本集團之企業及業務管理。彼榮獲一九九七年香港青年工業家獎，並為香港理工大學校董會副主席、嶺南大學商學院諮詢委員會委員、香港兒科醫學會屬下香港兒科基金董事、香港安全認證中心董事、香港工業總會屬下「電器及光學分組」主席及設計局會員。彼亦是建溢集團有限公司之獨立非執行董事。

陳建華 FCCA, AHKSA, APM

執行董事

現年四十三歲，彼為英國公認會計師公會資深會員及香港會計師公會會員，並為香港塑膠及金屬業協會評審中心會員。彼於一九八八年加入本集團，並於一九九零年獲委任為執行董事，現時負責本集團之營運業務。

陳志聰 FCCA, FHKSA, ATIHK, CPA

執行董事

現年四十九歲，彼為英國公認會計師公會及香港會計師公會之資深會員、香港華人會計師公會會員、香港稅務學會會員，並在香港獲得執業會計師資格。彼於一九九一年加入本集團，並於一九九二年獲委任為執行董事，現時負責本集團之企業事務及財務事宜。彼亦為永義國際集團有限公司之獨立非執行董事。

浦上彰夫博士 Ph.D

執行董事

現年五十九歲，於一九七零年獲Northwestern University頒授物料科學博士銜。彼於一九八九年獲委任為董事，並於二零零一年獲委任為執行董事。彼亦為One World Technologies, Inc.之副主席。彼負責與本公司之主席及董事總經理制訂及執行企業策略，尤其專注發展與聯盟公司之長期業務關係。

吉川進

非執行董事

現年六十歲，於一九九九年獲委任為董事。彼亦為日本Ryobi Limited之董事。

Christopher Patrick Langley OBE

獨立非執行董事

現年五十八歲，於二零零一年五月獲委任為董事。彼前為香港上海匯豐銀行有限公司之執行董事，現擔任多間上市公司之董事，與香港商界保持密切聯繫。

張定球

獨立非執行董事

現年六十一歲，於一九九一年獲委任為董事。彼亦為環球飲食文化集團有限公司之非執行董事，並為保華德祥建築集團有限公司、金山實業(集團)有限公司及成報傳媒集團有限公司之獨立非執行董事。彼畢業於倫敦大學學院法律系，自一九七零年起出任執業律師，現為張葉司徒陳律師事務所執行合夥人。彼亦為香港之公證人。

Joel Arthur Schleicher CPA, BSB

獨立非執行董事

現年五十歲，於一九九八年獲委任為董事。彼在製造業及科技/電訊業具二十七年管理經驗。彼前為Interpath之主席兼行政總裁，並曾任Nextel Communications, Inc.之總裁兼總營運主管及Expanets, Inc.之行政總裁。彼現任本地及國際多間公司之董事會成員，並擔任多間私人公司之顧問。

高級管理人員

亞洲

創科實業有限公司
David Butts
國際市場業務發展部高級副總裁
現年四十四歲，於一九九八年入職

陳子匡
集團總監
現年四十歲，於一九九五年入職

徐國華
法律顧問
現年三十四歲，於二零零二年入職

Alex Chunn
產品概念開發部總監
現年四十歲，於一九九九年入職

Peter Fischer
歐洲市場推廣部總經理
現年四十七歲，於一九八八年入職

jur. Matthias Hartz博士
企業總監
現年四十四歲，於二零零三年入職

簡錦財
電動工具業務部高級工程經理
現年四十歲，於一九九零年入職

林恩賜
採購部總經理
現年五十二歲，於二零零零年入職

Donald McLamb
提升品質保證部副總裁
現年六十二歲，於一九九三年入職

冼學賢
地板護理產品業務部研究及開發經理
現年四十一歲，於一九九三年入職

Roger Smith
電動工具業務部工程副總裁
現年五十二歲，於二零零一年入職

Kevin Toohey
北美洲市場推廣部總經理
現年四十八歲，於一九九四年入職

Gimelli Laboratories Company Ltd.
李國松
董事總經理
現年五十歲，於一九八二年入職

朗廣實業有限公司
Hughes Sanoner
董事總經理
現年三十七歲，於一九九一年入職

北美洲

Concept Center International
Ken Brazell
工業設計及產品概念開發部總監
現年四十歲，於一九九零年入職

Homelite Consumer Products, Inc.
Carlos Escobedo
北美洲業務營運部總監
現年三十七歲，於二零零零年入職

Andrew Eyre
國際市場生產部總監
現年三十八歲，於二零零一年入職

Lee E. Sowell
高級副總裁
現年四十六歲，於二零零一年入職

Mike Tucker
銷售部總監
現年四十歲，於二零零一年入職

Ryobi Technologies, Inc.
OWT Industries, Inc.
Philippe Buisson
財務總監
現年四十三歲，於二零零零年入職

Jeff Dils
總營運主管
現年四十二歲，於二零零零年入職

Robert Freitag
北美洲業務發展部高級副總裁
現年四十四歲，於二零零零年入職

Dave Bruce
銷售部總監
現年五十歲，於一九九一年入職

Ryobi Technologies Canada, Inc
Sam Purdy
副總裁兼總經理
現年五十一歲，於一九八零年入職

歐洲

Ryobi Technologies France S.A.
Michel Violleau
總裁
現年五十六歲，於一九九一年入職

Ryobi Technologies GmbH
Walter Eichinger
中歐及東歐業務部董事總經理
現年四十八歲，於二零零一年入職

Ryobi Techonologies (UK) Ltd.
Derrick Marshall
董事總經理
現年五十六歲，於一九九六年入職

Mark Pearson
歐洲財務及業務營運部總監
現年三十九歲，於二零零二年入職

Vax Ltd.
Patrick Austen
主席
現年五十九歲，於一九九七年入職

澳大利西亞

Ryobi Technologies Australia Pty Ltd.
Ryobi Technologies (New Zealand) Ltd.
Gary McDuff
董事兼總經理
現年四十四歲，於一九八三年入職

Vax Appliances (Australia) Pty Ltd.
Eddy Baroni
行政總裁
現年六十四歲，於一九八四年入職

業績分析

本集團之核心業務取得強勁增長加上進行之多項收購，令本集團之營業額較去年度增長55.6%。如不計進行之多項收購，本集團核心業務佔本集團之營業額增長逾半。儘管新近收購之業務對盈利產生一定程度之攤薄影響，惟因毛利率提高從而帶動純利上升71.1%。此外，股東資金回報率亦由二零零一年度之21.6%提升至22.7%。

	2002 **百萬港元**	2001 百萬港元	2000 百萬港元
營業額	**9,493**	6,101	4,551
毛利總額	**2,467**	1,507	967
毛利率	**26.0%**	24.7%	21.2%
其他營運收入	**69**	41	31
銷售、分銷及廣告	**795**	516	296
研究及開發	**112**	80	39
行政費用	**1,054**	596	375
經營溢利	**575**	356	288
營運毛利率	**6.1%**	5.8%	6.3%

成本架構隨著本集團由OEM/ODM製造商轉型成為擁有品牌之企業，加上業務擴充，其收入及成本架構已產生變動。本集團正受惠於規模經濟帶來之效益及增生之批發毛利率。然而，業務範疇擴大亦引致成本上漲及須繳納更多國際稅項。雖然於過去三年所收購之業務其大部份營運毛利率均較創科實業為低，從而潛在攤薄本集團之綜合營運毛利率，但透過有效之業務整合、重組及成本控制，本集團之營運毛利率由二零零一年度之5.8%提升至6.1%。

本集團將會繼續推行控制成本計劃及發揮業務規模擴大帶來之優勢以提升成本效益。

毛利率本集團之毛利率由二零零一年度之24.7%提升至本年度之26.0%。由於新近收購之業務其毛利率較現有核心業務之毛利率為低，故整體毛利率上升反映出本集團透過規模經濟效益、發揮業務規模擴大帶來之優勢，加上於本年度內推出之新產品，令整體生產毛利率得以提升。隨著本集團重組新業務之成本架構及更多新產品面世，預計毛利率會獲得進一步提升。

研究及開發與廣告開支本集團仍然非常重視新產品之設計及開發，並相信其為帶動營業收入上升及提升毛利率之動力。本年度內，本集團之研究及開發費用為1.12億港元，約佔營業收入之1.2%。儘管本集團增加品牌、產品種類及擴潤市場，但因營業額上升，本集團之廣告及宣傳開支約佔營業收入之4.4%，較二零零一年度之4.8%稍低。

行政費用行政費用增加主要源自對新近收購之業務(其成本架構較本集團之現有業務為高)進行整合，加上因應品牌業務之銷售額增加及產品種類擴大令保用撥備由二零零一年度之2.7千萬港元增加至二零零二年度之7.9千萬港元所致增加194.0%。

如不計來自所收購業務之開支及保用費用，行政費用與營業額之增幅相約。

稅項本年度之實際稅率約為14.3%，相比之下，二零零一年度則為8.7%。稅項增加是因為在稅率較高地區內之業務表現較去年度為佳所致。本集團繼重組其貸款組合後，目前已能制訂更積極主動之全球稅務規劃以降低實際稅率。

流動資金及財政資源

股東資金股東資金由二零零一年十二月三十一日之11.03億港元上升至二零零二年十二月三十一日之18.01億港元。股東資金上升主要來自於本年度內安排之股份配售加上全年度內保留之溢利。儘管於股份配售後已發行股份數目有所增加，每股有形資產淨值為2.56港元，較二零零一年度呈報之每股有形資產淨值1.83港元上升39.9%。

銀行借貸截至二零零二年十二月三十一日之銀行借貸總額為13億港元，相比之下，二零零一年度則為8.93億港元。所增加之借貸金額為收購Homelite而籌借之中期貸款及於本年度內承擔被收購業務之若干貸款。然而，銀行結餘及現金增加接近兩倍。上述定期貸款之還款期介乎三至五年，全部以美元及倫敦銀行同業拆息計算。

本集團擬將中期貸款轉為長期定息貸款，透過私人配售平均年期超過七年之美元定息票據以鎖定目前處於歷史低水平之息率。由於本集團之營業收入以美元為主，預計匯率波動之影響將微不足道。

於發行上述票據後，本集團將具備良好之債務組合及穩健之財政基礎，使其於進行融資時能爭取到更優惠之條款。

財政狀況截至二零零二年十二月三十一日，本集團擁有淨現金，相比之下，於二零零一年度呈報之資本負債比率則為54.9%。預計於二零零三年第二季完成收購Royal後，本集團之資本負債比率將會上升，惟至年底則會回落。

本年度之利息開支淨額為7.02千萬港元。儘管營運規模擴大及進行多項收購，利息開支淨額卻較二零零一年度之7.66千萬港元為低，反映出息率低企及對營運資金之管理具效率。利息保障(即除利息及稅項前溢利相對於淨利息開支總額之倍數)為7.8倍，相比之下，二零零一年度則為4.4倍。

資本開支如不計進行之多項收購，本年度之資本開支為2.41億港元，而對應本年度之折舊開支則為2.63億港元。

現金流動本年度之現金及現金等額增加11.7億港元，相比之下，二零零一年度現金額則為5.86億港元。所增加之金額主要源自經營活動產生之流動現金、股份配售所得款項及增加之銀行借貸。

業務營運產生之現金淨額為8.328億港元，較二零零一年度稍低，主因是存貨額及應收銷售賬款隨著業務規模擴大及本年度內所收購之業務而告上升所致。然而，存貨之流轉日數由50日下降至46日，而銷售賬款之平均掛賬期約為33日，與去年度之水平相若。採購賬款之平均賬齡為92日，相比之下，二零零一年度則為80日。

本集團將會繼續專注於改進成本架構及提高營運資金效率。

配售新股份於二零零二年四月二十八日，本集團以每股6.275港元之價格配售60,000,000股新股份予獨立投資者，集資約3.67億港元。配售所得款項為本集團提供收購全球知名品牌所需之充裕資金，並使本集團具備雄厚財力以收購Royal。所發行之新股份約佔緊接股份配售前本集團已發行股本之10.3%及約佔擴大後已發行股本之9.3%。

收購作為建立環球品牌策略之一部份，本集團於本年度內收購多個主要家居裝修產品之品牌。透過上述收購，本集團已在全球將其三大核心業務由生產擴展至批發及市場推廣之層面。

本集團於二零零一年十一月訂立一項協議收購Homelite，是項收購交易已於本年度內完成。收購代價為現金1.71千萬美元（1.336億港元）。於二零零二年二月，本集團收購Ryobi在澳洲及紐西蘭之電動工具及戶外電動設備業務，總代價為5.9百萬澳元（2.37千萬港元）。對上述業務之整合經已完成。

於二零零二年十二月十七日，本集團與Royal訂立一項協議，向該公司之全體股東提出以現金每股7.37美元（57.49港元）之價格收購該公司之建議，總收購價約為1.05億美元（8.19億港元）。是項收購交易已於二零零三年三月三十一日獲得本集團之股東批准，並於二零零三年四月二十二日獲得Royal之股東批准。Royal自一九九五年起即為本集團地板護理產品業務之主要客戶。於二零零二年，創科實業銷售產品予Royal之金額約為4.16億港元。Royal將會繼續由其現任管理隊伍管理。一如在此之前已收購之Ryobi及Homelite業務，本集團之管理層預計上述業務將可順利進行縱向整合，其產生之協同效應將會為本集團提供一個具高效率及競爭優勢之環球供應鏈。

上述多項收購產生之商譽金額合共約為8.71千萬港元。有關商譽將會按其九至二十年使用年期予以攤銷，而負商譽則會按其平均為十一年之尚餘使用年期予以入賬確認。

主要客戶及供應商

截至二零零二年十二月三十一日止年度：

i. 本集團最大客戶及五大客戶分別約佔本集團營業總額之41.2%及74.5%，

ii. 本集團最大供應商及五大供應商分別約佔本集團採購貨品總額（不包括屬於資本性質之採購項目）之5.2%及18.0%。

據董事會所知，董事、彼等之聯繫人士或擁有創科實業股本5%以上之股東概無擁有五大客戶或供應商之任何權益。

董事會報告書

董事會欣然向各股東提呈截至二零零二年十二月三十一日止年度之週年報告及經審核財務報表。

主要業務

本公司為一間投資控股公司，並製造與經銷電器及電子產品。

各主要附屬公司及聯營公司之主要業務分別載於財務報表附註第40項及第41項。

業績及溢利分配

本集團截至二零零二年十二月三十一日止年度之業績載於第34頁之綜合收入報表。

本年度內曾向股東派發中期股息每股6.0港仙，合共38,695,000港元。

董事會現建議向二零零三年六月二十日名列股東名冊上之股東派發末期股息每股10.0港仙，合共約64,572,000港元。

物業、廠房及設備

本集團繼續擴充業務，於本年度內動用約123,751,000港元以購買鑄模及工具；約58,597,000港元以購買廠房設備及機器；及約27,974,000港元以購買辦公室設備、傢俬及裝置。於本年度內，本集團及本公司之上述及其他物業、廠房及設備變動詳情載於財務報表附註第13項。

股本

本年度內，本公司依據股份配售而發行60,000,000股股份，收取之總代價約為376,500,000港元；此外，本公司依據其授出之優先認股權獲行使而發行11,200,000股股份，收取之總代價約為20,880,000港元。本公司股本於本年度內之變動詳情載於財務報表附註第27項。

本公司及其任何附屬公司於本年度內概無購買、出售或贖回任何本公司之上市證券。

董事

以下為本年度及截至發表本報告書日期止之本公司董事：

執行董事：

Horst Julius Pudwill 先生　主席兼行政總裁

鍾志平先生　董事總經理

陳建華先生

陳志聰先生

浦上彰夫博士

董事（*續*）

非執行董事：

吉川進先生

劉建華先生　　（於二零零二年一月十七日辭任）

獨立非執行董事：

張定球先生

Joel Arthur Schleicher 先生

Christopher Patrick Langley 先生

根據本公司之公司組織章程細則第九十四條及第一零三條，陳志聰先生、浦上彰夫博士及張定球先生須於應屆股東週年大會上告退，惟彼等均已表示願意膺選連任。

擬於應屆股東週年大會上膺選連任之董事，並無與本集團簽訂任何於一年內，在不給予補償（法定補償除外）之情況下不得終止之服務合約。

非執行董事及獨立非執行董事之任期

非執行董事及獨立非執行董事之任期至根據本公司之公司組織章程細則第一零三條輪值告退為止。

董事及主要行政人員之股份權益

於二零零二年十二月三十一日，根據證券（披露權益）條例（「披露權益條例」）第二十九條規定本公司須予保存之登記冊所記錄，董事、主要行政人員及彼等之聯繫人士於本公司股本中所佔之權益或已另行通知本公司及根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）中所載之上市公司董事進行證券交易之標準守則已通知聯交所之權益如下：

	持有股份數目			
董事姓名	個人權益	家族權益	公司權益	其他權益
Horst Julius Pudwill 先生	33,796,000	380,000	111,329,897 (a)	–
鍾志平先生	54,750,974	68,000	18,537,515 (b)	–
陳建華先生	1,060,000	–	–	–
陳志聰先生	–	–	–	–
浦上彰夫博士	–	–	–	–
吉川進先生	–	–	–	–
劉建華先生	–	–	–	–
張定球先生	960,000	–	–	–
Joel Arthur Schleicher 先生	100,000	–	–	–
Christopher Patrick Langley 先生	150,000	–	–	–

董事及主要行政人員之股份權益*(續)*

(a) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) 此等股份由Cordless Industries Company Limited*持有，而該公司則由鍾志平先生實益擁有。

**Cordless Industries Company Limited由Horst Julius Pudwill先生及鍾志平先生共同擁有。*

董事及主要行政人員於本公司所授出之優先認股權權益載於董事會報告書內「優先認股權」一節。

除上文所披露者及除若干董事以信託形式代本集團持有附屬公司及聯營公司之若干代理人股份外，於二零零二年十二月三十一日，董事或主要行政人員或彼等之聯繫人士概無擁有本公司或其任何聯繫公司(定義見披露權益條例)任何證券之權益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女於年內亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

優先認股權

於一九九零年十一月二十八日採納並於二零零零年十一月二十七日屆滿之計劃(「A計劃」)

按照本公司於一九九零年十一月二十八日通過之決議案而採納之優先認股計劃，董事會可以無償代價方式賦予合資格僱員(包括本公司及其附屬公司之全職執行董事或顧問)可認購本公司股份之優先認股權。該計劃之目的乃為向董事及合資格僱員提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納。任何授出之優先認股權可於其授出日期起計屆滿一年之該日起直至屆滿十年之該日辦公時間完結時止期間行使。

所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份最後成交價平均值之80%(以兩者中之較高者為準)。授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%，惟此上限並不包括依據優先認股計劃所發行之股份，並且不得超過任何一個財政年度內已發行股本之1%。

A計劃已於二零零零年十一月二十七日屆滿。

優先認股權（續）

於二零零一年五月二十五日採納之計劃（「B計劃」）

繼A計劃於二零零零年十一月屆滿後，本公司於二零零一年五月二十五日依據獲通過之決議案採納一項新訂優先認股計劃，其目的乃為向董事及合資格僱員提供鼓勵或嘉獎。根據B計劃，本公司董事會可賦予合資格僱員（包括本公司及其附屬公司之全職行政人員及執行董事）可認購本公司股份之優先認股權。

優先認股權須於授出日期起計二十一日內接納，並須於接納時就每次授出之優先認股權繳付1港元。優先認股權可於授出之優先認股權獲接納日期起至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份最後成交價平均值之80%（以兩者中之較高者為準）。

根據B計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權如獲全數行使時，會導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得授予該僱員優先認股權。

B計劃已依據於二零零二年三月二十八日通過之決議案於同日被終止。

於二零零二年三月二十八日採納之計劃（「C計劃」）

繼B計劃被終止後，本公司依據於二零零二年三月二十八日通過之決議案採納另一項新訂優先認股計劃，作為對合資格人士對本集團之業務發展及增長所作貢獻之肯定，該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司之董事會可賦予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士（及彼等之全資附屬公司）可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須於接納時就每次授出之優先認股權繳付1港元。優先認股權可於其授出日期起至C計劃之採納日期起計屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日股份之平均收市價；或於授出日期股份之面值。

根據C計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。任何人士獲授之優先認股權可認購之股份數目不得超過於採納日期已發行股份之1%。

優先認股權 *(續)*

本年度內本公司之優先認股權變動如下：

董事	授予優先認股權日期	優先認股計劃類別	於年初尚未行使之優先認股權	年內授予之優先認股權	年內行使之優先認股權	於年終尚未行使之優先認股權	認購價港元	行使期
Horst Julius Pudwill先生	6.6.2001	B	800,000	–	–	800,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	3,000,000	–	–	3,000,000	2.2600	19.6.2001–18.6.2006
	5.7.2001	B	1,200,000	–	–	1,200,000	2.1480	5.7.2001–4.7.2006
	28.6.2002	C	–	12,864,000	–	12,864,000	7.2000	28.6.2002–27.6.2007
鍾志平先生	6.6.2001	B	1,000,000	–	–	1,000,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	1,000,000	–	–	1,000,000	2.2600	19.6.2001–18.6.2006
	5.7.2001	B	1,000,000	–	–	1,000,000	2.1480	5.7.2001–4.7.2006
	28.6.2002	C	–	6,432,000	–	6,432,000	7.2000	28.6.2002–27.6.2007
陳建華先生	4.1.2000	A	1,200,000	–	1,200,000	–	1.0000	4.1.2001–3.1.2010
	6.6.2001	B	500,000	–	500,000	–	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	500,000	–	500,000	–	2.2600	19.6.2001–18.6.2006
	30.4.2002	C	–	300,000	–	300,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	–	200,000	–	200,000	6.7000	5.7.2002–4.7.2007
	18.10.2002	C	–	1,000,000	–	1,000,000	5.9000	18.10.2002–17.10.2007
陳志聰先生	4.2.1994	A	500,000	–	500,000	–	1.2800	4.2.1995–3.2.2004
	5.6.2000	A	500,000	–	500,000	–	1.0144	5.6.2001–4.6.2010
	6.6.2001	B	500,000	–	–	500,000	2.0920	6.6.2001–5.6.2006
	19.6.2001	B	500,000	–	–	500,000	2.2600	19.6.2001–18.6.2006
	30.4.2002	C	–	300,000	–	300,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	–	200,000	–	200,000	6.7000	5.7.2002–4.7.2007
浦上彰夫博士	6.6.2001	B	250,000	–	–	250,000	2.0920	6.6.2001–5.6.2006
	30.4.2002	C	–	250,000	–	250,000	6.4000	30.4.2002–29.4.2007
	5.7.2002	C	–	100,000	–	100,000	6.7000	5.7.2002–4.7.2007
張定球先生	30.4.2002	C	–	200,000	–	200,000	6.4000	30.4.2002–29.4.2007
Joel Arthur Schleicher先生	30.4.2002	C	–	100,000	–	100,000	6.4000	30.4.2002–29.4.2007
Christopher Patrick Langley先生	30.4.2002	C	–	100,000	–	100,000	6.4000	30.4.2002–29.4.2007
董事獲授總額			12,450,000	22,046,000	3,200,000	31,296,000		
僱員	27.10.1997	A	100,000	–	–	100,000	1.1504	27.10.1998–26.10.2007
	1.4.1998	A	400,000	–	400,000	–	1.7440	1.4.1999–31.3.2008
	20.9.1999	A	100,000	–	–	100,000	1.1584	20.9.2000–19.9.2009
	27.11.1999	A	400,000	–	400,000	–	1.0800	27.11.2000–26.11.2009
	30.12.1999	A	100,000	–	–	100,000	0.9776	30.12.2000–29.12.2009
	4.1.2000	A	100,000	–	–	100,000	1.0000	4.1.2001–3.1.2010
	26.6.2000	A	100,000	–	100,000	–	1.4768	26.2.2001–25.6.2010
	8.6.2001	B	1,000,000	–	250,000	750,000	2.1960	8.6.2001–7.6.2006
	23.7.2001	B	10,500,000	–	6,750,000	3,750,000	2.1160	23.7.2001–22.7.2006
	10.10.2001	B	100,000	–	100,000	–	2.4750	10.10.2001–9.10.2006
	30.4.2002	C	–	8,625,000	–	8,625,000	6.4000	30.4.2002–29.4.2007
	31.5.2002	C	–	250,000	–	250,000	6.9800	31.5.2002–30.5.2007
	5.7.2002	C	–	1,000,000	–	1,000,000	6.7000	5.7.2002–4.7.2007
僱員獲授總額			12,900,000	9,875,000	8,000,000	14,775,000		
總額			25,350,000	31,921,000	11,200,000	46,071,000		

	於年初尚未行使之優先認股權	年內授予之優先認股權	年內行使之優先認股權	於年終尚未行使之優先認股權	佔本公司於年終之已發行股份總數百分比
A計劃下之總額	3,500,000	–	3,100,000	400,000	0.06%
B計劃下之總額	21,850,000	–	8,100,000	13,750,000	2.13%
C計劃下之總額	–	31,921,000	–	31,921,000	4.94%
總額	25,350,000	31,921,000	11,200,000	46,071,000	7.13%

優先認股權*(續)*

緊接二零零二年四月三十日、二零零二年五月三十一日、二零零二年六月二十八日、二零零二年七月五日及二零零二年十月十八日等授出日期之前，本公司股份之收市價分別為6.15港元、6.70港元、6.65港元、6.75港元及5.75港元。

於本年度已授出之優先認股權按其截至二零零二年四月三十日、二零零二年五月三十一日、二零零二年六月二十八日、二零零二年七月五日及二零零二年十月十八日等授出日期計算之公平價值分別為2.21港元、2.18港元、2.08港元、2.27港元及1.97港元。採用Black-Scholes期權定價模式計算公平價值所依據之主要假定如下：

授出日期	優先認股權之預計使用年限	根據過往股價波幅計算之預計波幅	香港外匯基金債券息率	預計每年股息收益率
30.4.2002	三年	50%	4.09%	1.5%
31.5.2002	三年	50%	3.97%	1.5%
28.6.2002	三年	50%	3.46%	1.5%
5.7.2002	三年	50%	3.49%	1.5%
18.10.2002	三年	50%	3.03%	1.5%

在計算公平價值時，由於缺乏歷史數據，故未有就預期會被收回之優先認股權作出調整。

Black-Scholes期權定價模式要求採用非常主觀性之假定，包括股價波幅。由於此等帶主觀性之假定在變動時可以對公平價值之估算構成重大影響，故董事會認為以現有模式並不一定能提供一個釐訂優先認股權公平價值既可靠而單一之標準。

在收入報表內並無就本年度授出之優先認股權價值而確認任何開支。

購買股份或債券之安排

除上文所披露者外，於本年度任何時間內本公司或其任何附屬公司並無訂立任何安排，致使本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，而董事或主要行政人員或彼等之配偶或未滿十八歲之子女亦無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

董事之重大合約權益

於本年度結算日或本年度任何時間內，本公司之董事並無於本公司或其任何附屬公司所訂立之重大合約中直接或間接擁有重大權益。

主要股東

除上文所披露關於若干董事及主要行政人員之權益外，於二零零二年十二月三十一日，根據披露權益條例第十六(一)條規定本公司須予保存之主要股東登記冊所載，並無任何人士擁有本公司已發行股本10%或以上之權益。

公司管治

截至二零零二年十二月三十一日止年度內，本公司一直遵守香港聯合交易所有限公司之證券上市規則附錄十四所載之最佳應用守則。

捐贈

本集團於本年度之慈善捐款及其他捐贈款額共達171,000港元。

結算日以後事項

於結算日以後發生之重大事項詳情載於財務報表附註第39項。

核數師

本公司將於股東週年大會上提呈續聘德勤•關黃陳方會計師行為本公司核數師之決議案。

董事會代表

Horst Julius Pudwill
主席兼行政總裁
香港
二零零三年四月十五日

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致創科實業有限公司全體股東
(於香港註冊成立之有限公司)

本核數師行已完成審核載於第34頁至第79頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式審核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立合理的基礎。

意見

本行認為上述的財務報表均真實與公平反映　貴公司及　貴集團於二零零二年十二月三十一日的財務狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照公司條例妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零三年四月十五日

綜合收入報表

截至二零零二年十二月三十一日止年度

	附註	2002 千港元	2001 千港元
營業額		**9,492,938**	6,101,140
銷售成本		**(7,025,629)**	(4,594,011)
毛利總額		**2,467,309**	1,507,129
其他經營收入	5	**69,233**	41,396
銷售、分銷及廣告費用		**(795,694)**	(516,684)
行政費用		**(1,054,148)**	(595,698)
研究及開發費用		**(111,784)**	(79,931)
經營溢利	6	**574,916**	356,212
財務成本	7	**(83,978)**	(91,000)
未計應佔聯營公司業績及税項前溢利		**490,938**	265,212
應佔聯營公司業績		**121**	(300)
除税前溢利		**491,059**	264,912
税項	10	**(69,986)**	(22,940)
未計少數股東權益前溢利		**421,073**	241,972
少數股東權益		**(12,241)**	(3,125)
本年度溢利		**408,832**	238,847
股息	11	**(83,755)**	(60,057)
每股盈利	12		
基本		**65.73仙**	42.02仙
攤薄後		**64.79仙**	41.83仙

綜合資產負債表

二零零二年十二月三十一日

	附註	2002 千港元	2001 千港元
資產			
非流動資產			
物業、廠房及設備	13	**846,766**	678,629
商譽	14	**161,091**	83,815
負商譽	15	**(23,923)**	(26,722)
無形資產	16	**12,858**	5,759
於聯營公司應佔資產額	18	**117,265**	108,366
證券投資	19	**55,447**	60,530
收購附屬公司之訂金	20	**–**	148,200
遞延税項資產	29	**59,685**	21,193
其他資產		**1,195**	1,195
		1,230,384	1,080,965
流動資產			
存貨	21	**1,592,034**	799,975
銷售賬款及其他應收賬	22	**1,213,434**	598,361
訂金及預付款項		**197,997**	309,448
應收票據		**261,186**	331,431
證券投資	19	**7,385**	4,899
聯營公司銷售賬款		**6,760**	2,511
已抵押銀行存款		**–**	27,300
銀行結餘、存款及現金		**1,855,491**	616,739
		5,134,287	2,690,664
流動負債			
採購賬款及其他應付賬	23	**1,455,259**	1,102,700
應付票據		**1,613,634**	602,903
保用撥備	24	**79,315**	26,979
應繳税項		**35,929**	12,149
融資租約承擔 — 於一年內到期	25	**7,336**	10,263
銀行借款—於一年內到期	26	**781,156**	217,060
		3,972,629	1,972,054
流動資產淨值		**1,161,658**	718,610
資產總值減流動負債		**2,392,042**	1,799,575

	附註	2002 千港元	2001 千港元
股本與儲備			
股本	27	**129,143**	114,903
儲備		**1,671,745**	988,471
		1,800,888	1,103,374
少數股東權益		**18,917**	9,977
非流動負債			
融資租約承擔 — 於一年後到期	25	**3,497**	8,721
銀行借款—於一年後到期	26	**554,059**	675,967
遞延税項負債	29	**14,681**	1,536
		572,237	686,224
		2,392,042	1,799,575

第34頁至第79頁之財務報表已於二零零三年四月十五日獲董事會通過及批准刊發，並由下列董事代表簽署：

陳志聰
董事

鍾志平
董事

資產負債表
二零零二年十二月三十一日

	附註	2002 千港元	2001 千港元
資產			
非流動資產			
物業、廠房及設備	13	**244,261**	220,604
無形資產	16	**6,400**	132
於附屬公司之投資	17	**472,663**	447,137
於聯營公司應佔資產額	18	**89,130**	79,417
證券投資	19	**15,681**	20,908
其他資產		**1,195**	1,195
		829,330	769,393
流動資產			
存貨	21	**389,311**	258,518
銷售賬款及其他應收賬	22	**73,316**	43,262
訂金及預付款項		**67,805**	75,480
應收票據		**191,355**	250,282
證券投資	19	**7,385**	4,899
附屬公司之欠款		**744,485**	462,519
已抵押銀行存款		**–**	27,300
銀行結餘、存款及現金		**791,912**	303,519
		2,265,569	1,425,779
流動負債			
採購賬款及其他應付賬	23	**417,439**	332,992
應付票據		**235,134**	193,139
欠附屬公司之款項		**255,087**	191,376
應繳稅項		**9,357**	3,725
融資租約承擔 — 於一年內到期	25	**5,109**	6,636
銀行借款 — 於一年內到期	26	**320,093**	114,193
		1,242,219	842,061
流動資產淨值		**1,023,350**	583,718
資產總值減流動負債		**1,852,680**	1,353,111

	附註	2002 千港元	2001 千港元
股本與儲備			
股本	27	**129,143**	114,903
儲備	28	**1,563,670**	997,345
		1,692,813	1,112,248
非流動負債			
融資租約承擔 — 於一年後到期	25	**2,473**	5,469
銀行借款 — 於一年後到期	26	**156,000**	234,000
遞延税項負債	29	**1,394**	1,394
		159,867	240,863
		1,852,680	1,353,111

陳志聰
董事

鍾志平
董事

綜合權益變動表
截至二零零二年十二月三十一日止年度

	股本 千港元	股份溢價 千港元	換算儲備 千港元	保留溢利 千港元	總額 千港元
於二零零一年一月一日	112,243	227,604	(3,677)	572,612	908,782
未於收入報表內確認					
換算海外業務之財務報告					
所引起之匯兑差額	–	–	(1,567)	–	(1,567)
按溢價發行股份	2,660	14,709	–	–	17,369
本年度溢利	–	–	–	238,847	238,847
末期股息 — 二零零零年	–	–	–	(34,213)	(34,213)
中期股息 — 二零零一年	–	–	–	(25,844)	(25,844)
於二零零二年一月一日	114,903	242,313	(5,244)	751,402	1,103,374
未於收入報表內確認					
換算海外業務之財務報告					
所引起之匯兑差額	–	–	(12,989)	–	(12,989)
按溢價發行股份	14,240	371,186	–	–	385,426
本年度溢利	–	–	–	408,832	408,832
末期股息 — 二零零一年	–	–	–	(45,060)	(45,060)
中期股息 — 二零零二年	–	–	–	(38,695)	(38,695)
於二零零二年十二月三十一日	**129,143**	**613,499**	**(18,233)**	**1,076,479**	**1,800,888**

本集團之保留溢利包括本集團應佔聯營公司之收購後虧損12,992,000港元(二零零一年：13,005,000港元)及本集團關於聯營公司之換算儲備進賬款額1,541,000港元(二零零一年：460,000港元)。

綜合現金流動表

截至二零零二年十二月三十一日止年度

	附註	2002 千港元	2001 千港元
經營活動			
經營溢利		**574,916**	356,212
調整：			
利息收入		**(13,738)**	(14,412)
無形資產攤銷／撇銷		**4,716**	1,379
商譽攤銷		**9,858**	4,927
負商譽撥回收入		**(2,799)**	(2,395)
物業、廠房及設備之折舊及攤銷		**262,612**	209,900
已確認之投資證券減值		**6,673**	4,204
出售物業、廠房及設備之（溢利）虧損		**(16,073)**	5,179
出售附屬公司之虧損	31	**1,345**	–
出售聯營公司之虧損		**108**	–
營運資金變動前之經營現金流動		**827,618**	564,994
存貨（增加）減少		**(680,181)**	175,978
銷售賬款及其他應收賬、訂金及預付款項增加		**(397,117)**	(31,969)
應收票據減少（增加）		**70,579**	(176,405)
聯營公司銷售賬款（增加）減少		**(4,249)**	4,850
採購賬款及其他應付賬增加		**116,175**	186,620
應付票據增加		**1,006,475**	386,726
保用撥備增加（減少）		**50,622**	(6,407)
經營所得現金		**989,922**	1,104,387
已付利息		**(83,978)**	(91,000)
已付香港利得税		**(26,176)**	(20,140)
已付海外税項		**(47,870)**	(5,108)
獲退還海外税款		**870**	3,282
來自經營活動之現金淨額		**832,768**	991,421
投資活動			
已收利息		**13,738**	14,412
出售物業、廠房及設備所得款項		**35,396**	1,938
購買物業、廠房及設備		**(238,016)**	(188,768)
收購聯營公司		**(17,550)**	–
購買證券投資		**(4,076)**	(7,221)
添置無形資產		**(11,388)**	(382)
收購附屬公司（扣除所購入現金及現金等額）	30	**(15,593)**	(102,778)
出售附屬公司（扣除所出售現金及現金等額）	31	**(275)**	-
已抵押銀行存款減少（增加）		**27,300**	(27,300)
聯營公司還款（借款）		**9,745**	(28,833)
收購附屬公司所付訂金		–	(148,200)
支付去年度之收購代價		–	(4,466)
用於投資活動之現金淨額		**(200,719)**	(491,598)

	附註	2002 千港元	2001 千港元
融資活動			
已派予少數股東之股息		**(3,301)**	–
已派股息		**(83,755)**	(60,057)
發行股份所得款項		**397,380**	17,369
發行股份費用		**(11,954)**	–
取得之新銀行貸款		**312,000**	28,915
信託收據貸款增加		**15,748**	48,595
償還融資租約承擔		**(10,719)**	(10,575)
償還銀行借款		**(64,918)**	(169,316)
來自(用於)融資活動之現金淨額		**550,481**	(145,069)
現金及現金等額增加淨額		**1,182,530**	354,754
年初之現金及現金等額			
以往呈報金額		**448,000**	138,030
信託收據貸款重新歸類之影響		**137,567**	88,972
重列金額		**585,567**	227,002
滙率折算之差額		**(14,197)**	3,811
年終之現金及現金等額		**1,753,900**	585,567
現金及現金等額結餘之分析			
以往呈報之現金及現金等額			448,000
信託收據貸款重新歸額之影響			137,567
			585,567
可分為：			
銀行結餘、存款及現金		**1,855,491**	616,739
銀行透支		**(101,591)**	(31,172)
		1,753,900	585,567

1. 一般資料

本公司為一間在香港註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司上市。

本集團之主要業務為製造與經銷電器及電子產品。

2. 採納會計實務準則

本集團於本年度首次採納香港會計師公會頒佈之多項新訂及經修訂會計實務準則(「會計實務準則」)。採納此等會計實務準則導致現金流動表及股東權益變動表之呈列格式出現變動。此等變動對本期間或以往會計期間之業績並無構成任何重大影響，因此毋須作出前期調整。

現金流動表

本集團於本年度採納會計實務準則第15號(經修訂)現金流動表。根據會計實務準則第15號(經修訂)，現金流動現劃分為三類 一 經營、投資及融資，而非以往劃分為五類。以往另行呈列之已付利息、已收利息及已派股息現另行分別歸類為經營、投資及融資現金流動。除非可另行識別為屬於投資或融資活動，否則對收入徵税產生之現金流動歸類為經營活動。現金及現金等額之重新界定導致現金流動表中之比較數字須重新編列。

僱員福利

本集團於本年度採納會計實務準則第34號僱員福利，引入對僱員福利(包括退休金計劃)之計量準則。

3. 主要會計政策

編製之財務報表乃以歷史成本折算並經就證券投資之重估作出修訂，其與香港普遍採納之會計原則一致。所採用之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至每年十二月三十一日止之財務報表。集團內公司間之一切重大交易及結餘已於綜合賬目時對銷。

於本年度內所收購或出售之附屬公司及聯營公司之業績乃由收購或出售之生效日期起列入綜合收入報表或自綜合收入報表扣除。

商譽

綜合賬目時產生之商譽乃指收購附屬公司或聯營公司之購買代價超過本集團佔所收購業務於收購日期之可區別資產及負債公平價值之數額。

商譽會撥充資產並按其可用年限以直線法攤銷。收購附屬公司時產生之商譽於資產負債表上另行呈列。

在出售附屬公司或聯營公司時，應佔之未攤銷商譽數額在釐定出售業務之溢利或虧損時會計算在內。

3. 主要會計政策（續）

負商譽

負商譽乃指本集團佔所收購業務於收購日期之可區別資產或負債公平價值超過收購附屬公司或聯營公司之購買代價之數額。

負商譽列作資產減值，並根據計算結餘所依之具體情況進行分析而撥回收入內。

於收購日期預計虧損或開支應佔之負商譽數額會撥回產生上述虧損或開支之期間之收入內。餘下之負商譽數額按被收購可區別可折舊資產尚餘之平均使用年限以直線法確認為收入。超出被收購可區別而非屬貨幣性資產公平價值總額之負商譽數額會即時被確認為收入。

收購附屬公司時產生之負商譽會於資產負債表上另行作為資產減值呈列。

於附屬公司之投資

於附屬公司之投資乃按成本扣除任何確定減值後列於本公司之資產負債表上。附屬公司業績按已收及應收股息計入本公司賬目內。

於聯營公司應佔資產額

綜合收入報表包括本集團應佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司應佔資產額以本集團應佔聯營公司之資產淨值扣除任何確定減值後列賬。

聯營公司業績按本年度之已收及應收股息計入本公司賬目內。在本公司之資產負債表內，於聯營公司之投資以成本扣除任何確定減值後列賬。

專利權及商標

專利權及商標按收購成本初步計算，並按估計可用年限以直線法攤銷。

以融資租約持有之資產

凡租約條款實質上將資產擁有權附帶之一切風險及回報撥歸予本集團之租約，均列為融資租約。

根據融資租約持有之資產按其於購買日期之公平價值撥充資本。該出租人之相應負債列入資產負債表內作為融資租約之承擔。財務成本，即租賃承擔總額與所收購資產之公平價值兩者差額乃按有關租約年期於收入報表內扣除，以便就承擔之餘額於每個會計期間內產生恒常之定期開支。

所有其他租約均列為經營租約，而全年租金乃按有關租約年期以直線法於收入報表內扣除。

3. 主要會計政策(續)

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按成本扣除折舊或攤銷及累計減值後列賬。

物業、廠房及設備(在建工程除外)之折舊及攤銷乃按其估計可用年限,以直線法撇銷其成本,折舊所採用之年率如下:

永久業權土地	無
租約土地及土地使用權	2% 或以較短之租約年期決定
樓宇	4%
租約物業裝修	25%
辦公室設備、傢俬及裝置	16 ⅔% – 25%
廠房設備及機器	25%
汽車	16 ⅔% – 25%
鑄模及工具	20% – 33 ⅓%
船舶	20%

興建中作為生產、出租或行政用途或仍未定出用途之物業,均按成本扣除任何確定減值後列賬。成本包括專業費用及(就合格資產而言)按照本集團之會計政策已撥充資產之借款成本。此等資產採用與其他物業資產相同之基準,於資產準備作預定用途時開始計算折舊。

因出售資產或撤換資產所引致之溢利或虧損按出售所得款項與資產賬面值之差額釐訂並計入收入報表內。

根據融資租約持有之資產乃按其預計可用年限或租約年期兩者中之較短者,採用與自置資產相同之基準計算折舊。

減值

於每個結算日,本集團均會檢討有形資產與無形資產之賬面值,以確定此等資產有否出現減值。倘若某項資產之可收回款額估計低於其賬面值,則該資產之賬面值會被遞減至可收回款額之水平。減值會即時被確認為開支。

倘若其後撥回減值,則該資產之可收回款額會被遞增至估計可收回款額經修訂後之水平,惟所增加之賬面值不會超過假定該資產於以往年度未有被確認出現減值而應已被確定之賬面值。撥回之減值會即時被確認為收入。

3. 主要會計政策（續）

證券投資

證券投資按交易日期之基準確認，並以成本初步計價。

除持有至期滿之債務證券外，投資會被分類為證券投資及其他投資。

在其後之報告日期被確定作長期策略性持有之證券投資以成本扣除任何非暫時性減值後計價。

其他投資以公平價值計價，未實現收益及虧損會計入年內之收入報表。

其他資產

其他資產按成本扣除任何確定減值後列賬。

存貨

存貨按成本與可變現淨值兩者中之較低者列賬。成本採用先入先出法計算。

研究及開發費用

撥作研究活動之費用於產生之期間內確認為開支。

因開發費用而於內部產生之無形資產只會在預期某項明確界定之項目之開發成本將可從日後之商業活動中得到彌補之情況下方予確認。由此產生之資產按其可用年限以直線法攤銷。

如不能被確認為屬內部產生之無形資產時，開發費用會於產生之期間內確認為開支。

營業額

營業額乃於本年度向外界客戶出售貨品，扣除退貨及折扣後之已收及應收款項淨額。

收入確認

當出售之貨品已付運及擁有權已轉移時，銷售收入被確認。

當服務已提供時，服務收入被確認。

利息收入乃就未償還本金按適用利率及時期比例計算。

稅項

稅項支出以該年度業績並按毋須評估或不獲減免項目作出調整後計算。時差之出現是由於在財務報表中及計算稅項時，若干收入及支出項目在不同會計期間被確認所致。遞延稅項乃按於可見將來極可能出現之負債或資產，並採用負債法計算其時差之稅務影響而列於財務報表內。

3. 主要會計政策（續）

外幣兌換

以港幣以外幣值計價之交易乃按交易日期之匯率初步計價。凡以外幣計價之貨幣資產及負債按結算日之匯率再行換算。因匯兌引起之損益均撥入年內之溢利或虧損。

在編製綜合賬目時，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出項目按年內之平均匯率折算。引起之匯兑差額（如有）列作股本並轉撥往本集團之換算儲備。上述匯兑差額於出售有關業務之年度內被確認為收入或支出。

借款成本

直接來自收購、建造或生產合格資產之借款成本會撥充作為該資產之部份成本。當該資產已大致可作預計用途或可供銷售時，此項借款成本會停止撥充資本。

所有其他借款成本於產生之期間內被確認為開支。

退休金計劃

退休金計劃乃按照相關法例及規定而制訂。對界定供款退休金計劃之供款於到期支付時列作開支入賬。就界定退休金計劃預計於日後為提供退休福利所需支付之成本乃在僱員提供服務之時而非待作出索償要求時確認入賬。

4. 業務及地域分類資料

業務分類資料

在管理上而言，本集團從事電器及電子產品之製造與經銷。分類資料乃按照產品種類之劃分而披露。

收入報表

截至二零零二年十二月三十一日止年度

	電動工具及戶外電動設備 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	其他產品 千港元	對銷 千港元	綜合 千港元
收入						
向外銷售	7,470,451	1,662,347	227,130	133,010	–	9,492,938
分類部門間銷售	137,008	–	1,822	191,754	(330,584)	–
收入總額	7,607,459	1,662,347	228,952	324,764	(330,584)	9,492,938

分類部門間銷售按當時之市場費率計算。

	電動工具及戶外電動設備 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	其他產品 千港元	對銷 千港元	綜合 千港元
業績						
分類業績	459,240	69,477	37,114	9,085	–	574,916
財務成本						(83,978)
應佔聯營公司業績	–	–	–	121	–	121
除税前溢利						491,059
税項						(69,986)
除税後溢利						421,073

4. 業務及地域分類資料（續）

業務分類資料（續）

資產負債表

二零零二年十二月三十一日

	電動工具及戶外電動設備 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	其他產品 千港元	綜合 千港元
資產					
分類資產	5,391,484	629,956	97,820	128,146	6,247,406
於聯營公司應佔資產額	–	–	–	117,265	117,265
綜合資產總值	5,391,484	629,956	97,820	245,411	6,364,671
負債					
分類負債	(4,041,286)	(409,076)	(23,898)	(34,677)	(4,508,937)

其他資料

截至二零零二年十二月三十一日止年度

	電動工具及戶外電動設備 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	其他產品 千港元	綜合 千港元
增添資本開支	268,685	62,255	7,654	512	339,106
折舊及攤銷	200,692	54,381	3,845	12,572	271,490

4. 業務及地域分類資料（續）

業務分類資料（續）

收入報表

截至二零零一年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子量度儀 千港元	其他產品 千港元	對銷 千港元	綜合 千港元
收入						
向外銷售	4,523,295	1,171,793	163,734	242,318	–	6,101,140
分類部門間銷售	74,584	26,336	6,516	226,240	(333,676)	–
收入總額	4,597,879	1,198,129	170,250	468,558	(333,676)	6,101,140

分類部門間銷售以當時之市場費率計算。

業績						
分類業績	293,323	56,877	14,255	(8,243)	–	356,212
財務成本						(91,000)
應佔聯營公司業績	–	–	–	(300)	–	(300)
除稅前溢利						264,912
稅項						(22,940)
除稅後溢利						241,972

4. 業務及地域分類資料（續）

業務分類資料（續）

資產負債表

二零零一年十二月三十一日

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子益度儀 千港元	其他產品 千港元	綜合 千港元
資產					
分類資產	2,884,275	467,199	62,445	249,344	3,663,263
於聯營公司應佔資產額	–	–	–	108,366	108,366
綜合資產總值	2,884,275	467,199	62,445	357,710	3,771,629
負債					
分類負債	(2,303,385)	(209,483)	(19,822)	(113,439)	(2,646,129)

其他資料

截至二零零一年十二月三十一日止年度

	電動工具產品 千港元	地板護理產品 千港元	太陽能照明及電子益度儀 千港元	其他產品 千港元	綜合 千港元
增添資本開支	109,810	66,446	3,798	25,270	205,324
折舊及攤銷	151,605	43,529	3,172	15,505	213,811

4. 業務及地域分類資料(續)

地域分類資料

(i) 以下為按地域市場劃分本集團之銷售額分析：

	營業額		對除稅前日常業務業績之貢獻	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
以地域市場劃分：				
北美洲	**7,732,107**	5,247,979	**494,279**	332,013
歐洲	**1,095,200**	589,326	**44,514**	4,680
其他國家	**665,631**	263,835	**36,123**	19,519
	9,492,938	6,101,140	**574,916**	356,212
財務成本			**(83,978)**	(91,000)
應佔聯營公司業績			**121**	(300)
除稅前溢利			**491,059**	264,912

(ii) 以下為按資產所在地區劃分分類資產和增添之物業、廠房及設備與無形資產之分析：

	分類資產賬面值		增添之物業、廠房及設備與無形資產	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
香港及中華人民共和國(「中國」)	**2,553,703**	1,941,485	**268,685**	164,123
北美洲	**3,122,303**	1,615,665	**62,255**	38,804
歐洲	**357,162**	180,835	**7,654**	2,051
其他國家	**331,503**	33,644	**512**	346
	6,364,671	3,771,629	**339,106**	205,324

5. 其他經營收入

	2002 千港元	2001 千港元
其他經營收入項目包括利息收入，分析如下：		
銀行存款利息收入	**11,100**	7,659
聯營公司欠款利息收入	**2,638**	6,753
本年度利息收入	**13,738**	14,412

6. 經營溢利

	2002 千港元	2001 千港元
經營溢利已扣除(計入)下列各項：		
包括於行政費用內之無形資產攤銷/撇銷	**4,716**	1,379
核數師酬金	**5,768**	3,623
物業、廠房及設備折舊及攤銷		
自置資產	**252,887**	200,837
根據融資租約持有之資產	**9,725**	9,063
已確認之證券投資減值	**6,673**	4,204
出售物業、廠房及設備之(收益)虧損	**(16,073)**	5,179
包括於行政費用內之商譽攤銷	**9,858**	4,927
包括於行政費用內之負商譽撥回收入	**(2,799)**	(2,395)
經營租約支出		
物業	**36,785**	24,978
汽車	**6,412**	4,541
廠房設備及機器	**4,101**	8,727
其他資產	**1,080**	–
退休金計劃供款	**5,796**	5,958
研究及開發費用	**113,922**	79,931
減：撥充資產數額	**(2,138)**	–
	111,784	79,931
員工費用		
董事酬金		
袍金	**196**	128
其他酬金	**27,116**	21,436
其他	**532,946**	229,953
	560,258	251,517

上文披露之員工費用並不包括有關研究及開發活動之金額64,818,000港元(二零零一年：43,582,000港元)，該筆金額乃列入研究及開發費用內。

7. 財務成本

	2002 千港元	2001 千港元
利息：		
須於五年內悉數償還之銀行貸款及透支	**83,527**	89,253
融資租約承擔	**451**	1,747
	83,978	91,000

8. 董事酬金

	2002 千港元	2001 千港元
董事袍金：		
執行董事	**40**	40
非執行董事	**–**	10
獨立非執行董事	**156**	78
	196	128
執行董事之其他酬金：		
薪金及其他福利	**27,068**	20,886
退休金計劃供款	**48**	52
	27,116	20,938
非執行董事之其他酬金：		
薪金及其他福利	**–**	366
退休金計劃供款	**–**	4
	–	370
酬金總額	**27,312**	21,436

董事酬金之幅度如下：

	董事人數	
	2002	2001
零至1,000,000港元	**5**	6
2,000,001港元至2,500,000港元	**1**	–
3,000,001港元至3,500,000港元	**–**	3
4,000,001港元至4,500,000港元	**–**	1
5,000,001港元至5,500,000港元	**2**	–
5,500,001港元至6,000,000港元	**1**	–
6,500,001港元至7,000,000港元	**–**	1
8,500,001港元至9,000,000港元	**1**	–

9. 僱員酬金

本集團薪酬最高之五位人士其中四位(二零零一年：全部)為本公司之執行董事，彼等酬金之詳情載於上文附註第8項。

於截至二零零二年十二月三十一日止及截至二零零一年十二月三十一日止兩個年度內，本集團概無支付酬金予包括董事在內之五位最高薪酬人士，作為其加入本集團之酬勞或離職之補償。上述兩個年度內，並無董事放棄酬金。

10. 税項

	2002 千港元	2001 千港元
税項支出總額包括：		
根據本年度估計應課税溢利按16%税率計算之香港利得税	**31,509**	18,500
前年度不足(超額)撥備	**5,309**	(153)
	36,818	18,347
本年度溢利之海外税項	**52,348**	9,611
前年度不足撥備	**6,167**	170
遞延税項撥回	**(25,347)**	(5,188)
	33,168	4,593
	69,986	22,940

海外税項按所在國家採用之税率計算。

遞延税項撥回乃為因採用收支基準作報税用途與在財務報表上採用應計費用基準計算以致在海外產生時差所引致之遞延税項資產數額。遞延税項資產按將於短期內出現時差之相關數額而確認入賬。

遞延税項之詳情載於附註第29項。

11. 股息

	2002 千港元	2001 千港元
已派末期股息：		
二零零一年：每股7.0港仙（二零零零年：每股6.0港仙）	**45,060**	34,213
已派中期股息：		
二零零二年：每股6.0港仙（二零零一年：每股4.5港仙）	**38,695**	25,844
	83,755	60,057

董事會建議派發本財政年度之末期股息每股10港仙（二零零一年：每股7.0港仙），惟尚須待股東週年大會上獲股東通過。

12. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	2002 千港元	2001 千港元
用作計算基本及攤薄後每股盈利之盈利：		
本年度溢利	**408,832**	238,847
用作計算基本每股盈利之普通股加權平均數	**621,966,346**	568,437,155
普通股可能產生之攤薄影響：		
優先認股權	**9,078,074**	2,505,232
用作計算攤薄後每股盈利之普通股加權平均數	**631,044,420**	570,942,387

13. 物業、廠房及設備

	香港境外土地、土地使用權及樓宇	租約物業裝修	辦公室設備、傢俬及裝置	廠房設備及機器	汽車	鑄模及工具	船舶	在建工程	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團									
成本									
於二零零二年一月一日	305,236	74,440	181,894	292,382	16,326	641,533	3,322	8,463	1,523,596
匯兌調整	(3,987)	444	2,436	(1,317)	478	441	–	–	(1,505)
添置	4,519	10,309	27,974	58,597	2,508	123,751	–	12,926	240,584
收購附屬公司	104,296	96	5,110	68,771	1,198	34,741	–	–	214,212
出售	(18,367)	–	(8,993)	(18,130)	(4,372)	(3,472)	–	–	(53,334)
重新歸類	693	8,809	2,649	(12,212)	–	61	–	–	–
於二零零二年十二月三十一日	**392,390**	**94,098**	**211,070**	**388,091**	**16,138**	**797,055**	**3,322**	**21,389**	**1,923,553**
折舊及攤銷									
於二零零二年一月一日	29,637	54,080	96,435	178,532	10,248	472,763	3,272	–	844,967
匯兌調整	(558)	97	2,132	896	275	377	–	–	3,219
本年度準備	18,137	10,405	34,992	61,260	2,944	134,849	25	–	262,612
出售時撇除	(4,019)	–	(8,910)	(16,542)	(3,868)	(672)	–	–	(34,011)
重新歸類	–	5,726	(3,086)	(2,655)	–	15	–	–	–
於二零零二年十二月三十一日	**43,197**	**70,308**	**121,563**	**221,491**	**9,599**	**607,332**	**3,297**	**–**	**1,076,787**
賬面淨值									
於二零零二年十二月三十一日	**349,193**	**23,790**	**89,507**	**166,600**	**6,539**	**189,723**	**25**	**21,389**	**846,766**
於二零零一年十二月三十一日	275,599	20,360	85,459	113,850	6,078	168,770	50	8,463	678,629

13. 物業、廠房及設備*(續)*

	香港境外租約土地、土地使用權及樓宇 千港元	租約物業裝修 千港元	辦公室設備、傢俬及裝置 千港元	廠房設備及機器 千港元	汽車 千港元	鑄模及工具 千港元	總額 千港元
本公司							
成本							
於二零零二年一月一日	72,393	57,505	66,601	156,368	9,999	348,656	711,522
添置	–	6,464	5,743	42,014	1,296	60,985	116,502
出售	–	–	(70)	(360)	(1,926)	–	(2,356)
轉撥往附屬公司	–	(30)	(42)	(666)	–	–	(738)
於二零零二年十二月三十一日	**72,393**	**63,939**	**72,232**	**197,356**	**9,369**	**409,641**	**824,930**
折舊及攤銷							
於二零零二年一月一日	14,135	44,044	42,109	100,024	7,794	282,812	490,918
本年度準備	2,767	6,562	10,013	25,678	859	45,967	91,846
出售時撇除	–	–	(57)	(124)	(1,904)	–	(2,085)
轉撥往附屬公司時撇除	–	(2)	(7)	(1)	–	–	(10)
於二零零二年十二月三十一日	**16,902**	**50,604**	**52,058**	**125,577**	**6,749**	**328,779**	**580,669**
賬面淨值							
於二零零二年十二月三十一日	**55,491**	**13,335**	**20,174**	**71,779**	**2,620**	**80,862**	**244,261**
於二零零一年十二月三十一日	58,258	13,461	24,492	56,344	2,205	65,844	220,604

本集團與本公司旗下物業、廠房及設備之賬面淨值包括根據融資租約持有之資產之賬面淨值，金額約為18,798,000港元(二零零一年：43,521,000港元)。

	本集團		本公司	
	2002 千港元	2001 千港元	**2002** 千港元	2001 千港元
香港境外土地、土地使用權及樓宇之賬面淨值分析如下：				
永久業權	**293,702**	217,341	**–**	–
中期租約	**55,491**	58,258	**55,491**	58,258
	349,193	275,599	**55,491**	58,258

本集團已將賬面淨值合共達14,774,000港元(二零零一年：15,413,000港元)之若干永久業權土地及樓宇作為其獲授一般銀行融資信貸之抵押。

14. 商譽

	本集團
	千港元
成本	
於二零零二年一月一日	193,227
收購附屬公司時產生	87,134
於二零零二年十二月三十一日	**280,361**
攤銷	
於二零零二年一月一日	109,412
本年度支出	9,858
於二零零二年十二月三十一日	**119,270**
賬面淨值	
於二零零二年十二月三十一日	**161,091**
於二零零一年十二月三十一日	83,815

採用之攤銷期介乎九年至二十年，按以往收購時產生之商譽之估計可用年限釐訂。

15. 負商譽

	本集團
	千港元
總額	
於二零零二年一月一日及二零零二年十二月三十一日	30,808
撥回收入	
於二零零二年一月一日	4,086
本年度撥回	2,799
於二零零二年十二月三十一日	**6,885**
賬面值	
於二零零二年十二月三十一日	**23,923**
於二零零一年十二月三十一日	26,722

負商譽按被收購可折舊資產尚餘可用年限之加權平均年數為十一年以直線法撥回收入內。

16. 無形資產

	遞延開發費用 千港元	專利權及商標 千港元	生產技術 千港元	總額 千港元
本集團				
成本				
於二零零二年一月一日	5,466	10,784	–	16,250
匯兌調整	356	19	–	375
添置	2,138	6,582	2,668	11,388
收購附屬公司	–	192	–	192
本年度撇銷	(6,291)	(2,871)	–	(9,162)
於二零零二年十二月三十一日	**1,669**	**14,706**	**2,668**	**19,043**
攤銷				
於二零零二年一月一日	2,689	7,802	–	10,491
匯兌調整	137	3	–	140
本年度準備	568	841	410	1,819
撇銷時撇除	(3,394)	(2,871)	–	(6,265)
於二零零二年十二月三十一日	**–**	**5,775**	**410**	**6,185**
賬面淨值				
於二零零二年十二月三十一日	**1,669**	**8,931**	**2,258**	**12,858**
於二零零一年十二月三十一日	2,777	2,982	–	5,759

	專利權 千港元
本公司	
成本	
於二零零二年一月一日	1,037
添置	6,400
於二零零二年十二月三十一日	**7,437**
攤銷	
於二零零二年一月一日	905
本年度準備	132
於二零零二年十二月三十一日	**1,037**
賬面淨值	
於二零零二年十二月三十一日	**6,400**
於二零零一年十二月三十一日	132

本集團及本公司之所有無形資產分五至十年以直線法攤銷。

17. 於附屬公司之投資

	2002 千港元	2001 千港元
非上市股份投資，成本	**402,314**	362,635
附屬公司之欠款	**70,349**	84,502
	472,663	447,137

本公司於二零零二年十二月三十一日之主要附屬公司詳情載於附註第40項。

附屬公司之欠款乃無抵押、不計利息及沒有固定償還條款。董事會認為由於上述款項於未來十二個月內尚不會償還，因此上述款項被列為非流動項目。

18. 於聯營公司應佔資產額

	本集團		本公司	
	2002 千港元	2001 千港元	2002 千港元	2001 千港元
非上市股份，成本扣除確認減值	**–**	–	**–**	–
所佔資產淨值	**20,610**	1,967	**–**	–
聯營公司之欠款淨額	**96,655**	106,399	**89,130**	79,417
	117,265	108,366	**89,130**	79,417

於二零零二年十二月三十一日聯營公司之詳情載於附註第41項。

聯營公司之欠款乃無抵押及須計利息，息率按香港銀行同業拆息加市場息差計算，惟沒有固定償還條款。董事會認為由於上述款項於未來十二個月內尚不會償還，因此上述款項被列為非流動項目。

於結算日，本集團持有Gimelli International (Holdings) Limited及其附屬公司(統稱「Gimelli集團公司」)之40.8%股份。按照會計實務準則第32號之規定，本集團控制Gimelli集團公司。然而，由於本公司乃於香港註冊成立及Gimelli集團公司並不符合香港公司條例對附屬公司之界定，故此Gimelli集團公司之賬目未有綜合計入本財務報表內，而是採用權益會計法作為聯營公司入賬。於二零零一年十二月三十一日及二零零二年十二月三十一日，本集團於Gimelli集團公司之權益賬面值均為零。

18. 於聯營公司應佔資產額*(續)*

假定Gimelli集團公司之賬目綜合計入本財務報表內，其資產及負債與收入及開支將會以分項基準入賬。本集團所佔之負債淨額及所佔溢利(虧損)淨額將會分析如下：

	Gimelli集團	
	2002	2001
	千港元	千港元
非流動資產	**53,510**	22,481
流動資產	**51,749**	34,966
流動負債	**(211,353)**	(176,254)
非流動負債	**(338)**	(315)
本集團應佔負債淨額	**(106,432)**	(119,122)
營業額	**201,224**	130,349
營運開支	**(201,212)**	(132,009)
本集團應佔溢利(虧損)淨額	**12**	(1,660)

19. 證券投資

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
非流動資產				
非上市證券投資(股份)，成本扣除確認減值	**55,447**	60,530	**15,681**	20,908
流動資產				
其他上市投資(股本證券)，市價	**7,385**	4,899	**7,385**	4,899

本集團持有之上述投資包括對Nack Products USA Limited(「Nack」)及America Direct, Inc.(「ADI」)之投資，其賬面值分別約為15,681,000港元(二零零一年：20,908,000港元)及6,604,000港元(二零零一年：8,806,000港元)。本公司之投資包括於Nack之同等金額投資。兩間公司均在美利堅合眾國(「美國」)註冊成立。Nack擁有在美國獨家推廣及經銷一項註冊專利產品之權利，而本集團持有該產品之生產權。Nack之主要業務為在美國推廣及經銷該項註冊專利產品及其他相關產品。ADI乃從事行銷業務，透過電視直銷及零售分銷渠道在美國及個別國際市場銷售。

本集團投資於Nack之約25%(二零零一年：25%)已發行股份由本公司直接持有，而本集團投資於ADI之26%(二零零一年：26%)已發行普通股則由本公司佔51%權益之附屬公司持有。由於本集團對Nack及ADI之事務均無重大影響力，故該兩間公司均不被視為本集團之聯營公司。

20. 收購附屬公司之訂金

此乃於二零零一年收購一間主要從事戶外產品之製造及經銷業務之附屬公司所付訂金。

21. 存貨

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
原料	**560,481**	255,095	**276,231**	159,758
在製品	**43,219**	62,336	**23,539**	44,715
製成品	**988,334**	482,544	**89,541**	54,045
	1,592,034	799,975	**389,311**	258,518

於結算日，以可變現淨值列賬之存貨金額並不重大。

22. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
零至六十日	**992,138**	433,714	**56,570**	16,471
六十一日至一百二十日	**145,061**	81,058	**16,746**	5,024
一百二十一日或以上	**23,472**	37,542	–	21,767
銷售賬款總額	**1,160,671**	552,314	**73,316**	43,262
其他應收賬	**52,763**	46,047	–	-
	1,213,434	598,361	**73,316**	43,262

23. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
零至六十日	**619,751**	373,561	**183,117**	193,342
六十一日至一百二十日	**175,476**	146,230	**66,185**	85,474
一百二十一日或以上	**25,841**	35,649	**23,874**	5,969
採購賬款總額	**821,068**	555,440	**273,176**	284,785
其他應付賬	**634,191**	547,260	**144,263**	48,207
	1,455,259	1,102,700	**417,439**	332,992

24. 保用撥備

	本集團	
	2002	2001
	千港元	千港元
於一月一日	**26,979**	33,386
匯兑調整	**427**	–
本年度額外撥備	**58,233**	1,569
已動用之撥備	**(7,611)**	(7,976)
收購附屬公司	**1,287**	–
於十二月三十一日	**79,315**	26,979

保用撥備乃指管理層就本集團年內銷售產品所須承擔責任之最佳估計。預計此開支大部份將於下一個財政年度內產生。

25. 融資租約承擔

融資租約承擔之還款期如下：

本集團	最低支付租金額		最低支付租金額之現值	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
融資租約之還款額：				
一年內	**7,825**	11,063	**7,336**	10,263
兩年後五年內	**3,688**	9,088	**3,497**	8,721
	11,513	20,151	**10,833**	18,984
減：日後財務費用	**(680)**	(1,167)	**–**	–
租賃承擔之現值	**10,833**	18,984	**10,833**	18,984
減：一年內到期償還列作流動負債款項			**(7,336)**	(10,263)
一年後到期償還款項			**3,497**	8,721

本公司	最低支付租金額		最低支付租金額之現值	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
融資租約之還款額：				
一年內	**5,475**	7,116	**5,109**	6,636
兩年後五年內	**2,624**	5,727	**2,473**	5,469
	8,099	12,843	**7,582**	12,105
減：日後財務費用	**(517)**	(738)	**–**	–
租賃承擔之現值	**7,582**	12,105	**7,582**	12,105
減：一年內到期償還列作流動負債款項			**(5,109)**	(6,636)
一年後到期償還款項			**2,473**	5,469

本集團之政策為根據融資租約租賃若干廠房設備及機器、裝置及設備。租約年期介乎三至四年。息率於合約日期釐訂及所有租約均採用固定還款形式。

26. 銀行借款

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
信託收據貸款	**153,315**	137,567	**86,093**	74,492
銀行貸款	**1,080,309**	724,288	**390,000**	273,700
銀行透支	**101,591**	31,172	**–**	1
	1,335,215	893,027	**476,093**	348,193
分為：				
有抵押	**6,017**	6,099	**–**	–
無抵押	**1,329,198**	886,928	**476,093**	348,193
	1,335,215	893,027	**476,093**	348,193

本集團及本公司之所有銀行借款之償還期如下：

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
即時或一年內	**781,156**	217,060	**320,093**	114,193
第二年	**214,865**	1,403	**–**	–
三年後五年內	**333,821**	669,775	**156,000**	234,000
五年後	**5,373**	4,789	**–**	–
	1,335,215	893,027	**476,093**	348,193
減：一年內到期償還列作流動負債款項	**(781,156)**	(217,060)	**(320,093)**	(114,193)
一年後到期償還款項	**554,059**	675,967	**156,000**	234,000

27. 股本

	股數			
	2002	2001	**2002**	2001
			千港元	千港元
每股面值0.20港元之普通股				
法定股本	**800,000,000**	800,000,000	**160,000**	160,000
已發行及繳足股本：				
於一月一日	**574,516,826**	561,216,826	**114,903**	112,243
按股份配售而發行之股份	**60,000,000**	–	**12,000**	–
按優先認股權獲行使而發行之股份	**11,200,000**	13,300,000	**2,240**	2,660
於十二月三十一日	**645,716,826**	574,516,826	**129,143**	114,903

於本年度發行之股份在各方面與既有之股份享有同等權益。

28. 儲備

	股份溢價 千港元	保留溢利 千港元	總額 千港元
本公司			
於二零零一年一月一日	227,604	646,438	874,042
因發行股份所得之溢價	14,709	–	14,709
本年度溢利	–	168,651	168,651
末期股息 — 二零零零年	–	(34,213)	(34,213)
中期股息 — 二零零一年	–	(25,844)	(25,844)
於二零零一年十二月三十一日及 二零零二年一月一日	242,313	755,032	997,345
因發行股份所得之溢價	371,186	–	371,186
本年度溢利	–	278,894	278,894
末期股息 — 二零零一年	–	(45,060)	(45,060)
中期股息 — 二零零二年	–	(38,695)	(38,695)
於二零零二年十二月三十一日	**613,499**	**950,171**	**1,563,670**

本公司於二零零二年十二月三十一日可分派予股東之儲備中包括保留溢利950,171,000港元(二零零一年：755,032,000港元)。

29. 遞延稅項(資產)負債

	本集團		本公司	
	2002 千港元	2001 千港元	**2002** 千港元	2001 千港元
於一月一日之結餘	**(19,657)**	(14,468)	**1,394**	1,394
匯兑調整	**–**	(1)	**–**	–
本年度撥回(附註第10項)	**(25,347)**	(5,188)	**–**	–
於十二月三十一日之結餘	**(45,004)**	(19,657)	**1,394**	1,394

於結算日，已撥備淨遞延稅項(資產)負債之主要項目如下：

	本集團		本公司	
	2002 千港元	2001 千港元	**2002** 千港元	2001 千港元
因下列事項而產生時差之稅務影響：				
繳稅減免超逾折舊額	**14,681**	1,536	**1,394**	1,394
應計費用及撥備	**(59,685)**	(21,193)	**–**	–
	(45,004)	(19,657)	**1,394**	1,394
分為：				
遞延稅項負債	**14,681**	1,536	**1,394**	1,394
遞延稅項資產	**(59,685)**	(21,193)	**–**	–
	(45,004)	(19,657)	**1,394**	1,394

29. 遞延稅項（資產）負債 *（續）*

於結算日，未撥備可能出現之遞延稅項（資產）負債之主要項目如下：

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
因下列事項而產生時差之稅務影響：				
繳稅減免超逾折舊額	**20,330**	17,408	**12,998**	10,915
稅項虧損	**(102,316)**	(102,825)	**–**	–
其他時差	**351**	405	**–**	–
	(81,635)	(85,012)	**12,998**	10,915

經考慮本集團對集團屬下若干公司之中期財務計劃及預測後，由於並不預期有可能出現之遞延稅項負債會於可預見將來出現，故並無就該等公司因繳稅減免超逾折舊額之時差而引致之遞延稅項負債在財務報表中撥出準備。

由於未能肯定稅項虧損將於可預見將來得到運用，故並無就集團屬下若干公司可用以抵銷未來溢利之稅項虧損及其他時差而引致之遞延稅項資產在財務報表中作出確認。

本集團於本年度未撥備之遞延稅項支出（撥回）之主要項目如下：

	本集團	
	2002	2001
	千港元	千港元
因下列事項而產生時差之稅務影響：		
繳稅減免超逾折舊額	**2,922**	12,497
已運用（已產生）之稅項虧損	**509**	(11,768)
其他時差	**(54)**	4,006
	3,377	4,735

30. 收購附屬公司

	2002 千港元	2001 千港元
收購之資產淨值		
物業、廠房及設備	**214,212**	26,448
無形資產	**192**	–
存貨	**89,189**	123,890
銷售賬款及其他應收賬、訂金及預付款項	**80,592**	105,060
可退回税款	**4,024**	2,258
銀行結餘及現金	**22,925**	13,548
採購賬款及其他應付賬	**(201,651)**	(152,227)
銀行透支	**–**	(36,791)
銀行借款	**(108,612)**	–
保用撥備	**(1,287)**	–
	99,584	82,186
收購時產生之負商譽	**–**	(16,664)
收購時產生之商譽	**87,134**	14,013
代價	**186,718**	79,535
支付形式		
往年度支付訂金	**148,200**	–
本年度支付現金	**38,518**	79,535
	186,718	79,535

收購引致之淨現金流出：

	2002 千港元	2001 千港元
本年度支付之現金代價	**(38,518)**	(79,535)
所購入之銀行結餘及現金	**22,925**	13,548
所購入之銀行透支	**–**	(36,791)
收購附屬公司相關之現金及現金等額流出淨額	**(15,593)**	(102,778)

本年度內所收購之附屬公司對本集團營業額之貢獻約為1,638,864,000港元，而對本集團經營溢利之貢獻則約為66,872,000港元。

31. 出售附屬公司

本集團之生產廠房由印尼遷往中國時將其附屬公司P.T. Techtronic Appliances清盤。有關清盤之出售虧損及出售引致之淨現金流出金額分別約為1,345,000港元及275,000港元。

個別資產於出售日期之賬面值及本年度內出售附屬公司引致之淨現金流動整體上對本集團之影響不大。

32. 主要非現金交易

於本年度內，本集團就資產簽訂之融資租約安排於簽訂融資租約時之總資本值為2,568,000港元(二零零一年：14,359,000港元)。

33. 租賃承擔

於結算日，本集團及本公司根據不可撤銷之經營租約尚有仍未解除之承擔，該等租約之屆滿期如下：

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
一年內	**42,264**	27,436	**12,753**	10,107
兩年後五年內	**75,309**	67,884	**11,287**	15,640
五年後	**59,052**	46,759	**15,836**	238
	176,625	142,079	**39,876**	25,985

經營租約付款乃指本集團及本公司須支付其若干廠房設備及機器和辦公室物業之租金。該等租約磋商之租期介乎一年至十年。

34. 或然負債

	本集團		本公司	
	2002	2001	**2002**	2001
	千港元	千港元	千港元	千港元
就下列公司動用之信貸融資而向				
銀行及一獨立第三方提供擔保：				
聯營公司	**27,367**	15,230	**27,367**	15,230
附屬公司	**–**	–	**455,949**	70,141
有追索權之貼現票據	**1,443,264**	466,226	**1,291,983**	358,124
	1,470,631	481,456	**1,775,299**	443,495

於結算日，本集團及本公司就上述授予聯營公司及附屬公司之信貸融資而提供之擔保其中已使用之擔保數額分別為75,000,000港元(二零零一年：132,500,000港元)及2,784,922,000港元(二零零一年：1,678,739,000港元)。

35. 優先認股計劃

於一九九零年十一月二十八日採納並於二零零零年十一月二十七日屆滿之計劃(「A計劃」)

按照本公司於一九九零年十一月二十八日通過之決議案而採納之優先認股計劃，董事會可以無償代價方式賦予合資格僱員(包括本公司及其附屬公司之全職執行董事或顧問)可認購本公司股份之優先認股權。該計劃之目的乃為向董事及合資格僱員提供鼓勵或嘉獎。

優先認股權須於授出日期起計二十一日內接納。任何授出之優先認股權可於其授出日期起計屆滿一年之該日起直至屆滿十年之該日辦公時間完結時止期間行使。

所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份最後成交價平均值之80%(以兩者中之較高者為準)。授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%，惟此上限並不包括依據優先認股計劃所發行之股份，並且不得超過任何一個財政年度內已發行股本之1%。

A計劃已於二零零零年十一月二十七日屆滿。

於二零零一年五月二十五日採納之計劃(「B計劃」)

繼A計劃於二零零零年十一月屆滿後，本公司於二零零一年五月二十五日依據獲通過之決議案採納一項新訂優先認股計劃，其目的乃為向董事及合資格僱員提供鼓勵或嘉獎。根據B計劃，本公司董事會可賦予合資格僱員(包括本公司及其附屬公司之全職行政人員及執行董事)可認購本公司股份之優先認股權。

優先認股權須於授出日期起計二十一日內接納，並須於接納時就每次授出之優先認股權繳付1港元。優先認股權可於授出之優先認股權獲接納日期起至屆滿五年之該日止期間任何時間行使。所釐訂之認購價不得低於股份面值與緊接授出優先認股權日期之前五個交易日股份最後成交價平均值之80%(以兩者中之較高者為準)。

根據B計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之10%。倘若某僱員獲賦予之優先認股權如獲全數行使時，會導致該僱員可認購之股份數目超過根據B計劃當時已發行及可發行股份總數之25%，則不得授予該僱員優先認股權。

B計劃已依據於二零零二年三月二十八日通過之決議案而於同日被終止。

35. 優先認股計劃*(續)*

於二零零二年三月二十八日採納之計劃(「C計劃」)

繼B計劃被終止後，本公司依據於二零零二年三月二十八日通過之決議案採納另一項新訂優先認股計劃，作為對合資格人士對本集團之業務發展及增長所作貢獻之肯定，該計劃將於二零零七年三月二十七日屆滿。根據C計劃，本公司之董事會可賦予下列本公司、其附屬公司及本集團持有股權之任何公司之合資格人士(及彼等之全資附屬公司)可認購本公司股份之優先認股權：

(i) 僱員；或

(ii) 非執行董事；或

(iii) 供應商或客戶；或

(iv) 提供研究、開發或其他技術支援之任何人士或機構；或

(v) 股東。

優先認股權須於授出日期起計二十一日內接納，並須於接納時就每次授出之優先認股權繳付1港元。優先認股權可於其授出日期起至C計劃之採納日期起計屆滿五年之該日止期間任何時間行使。所釐訂之認購價以下列三者中之最高者為準：於授出優先認股權日期股份之收市價；或緊接授出日期之前五個交易日股份之平均收市價；或於授出日期股份之面值。

根據C計劃所授出之優先認股權可認購之股份數目最高不得超過本公司不時已發行股本之30%或於C計劃之採納日期已發行股份之10%。任何人士獲授之優先認股權可認購之股份數目不得超過於採納日期已發行股份之1%。

35. 優先認股計劃（續）

以下為於本年度內僱員（包括董事）持有之優先認股權及其變動詳情：

優先認股權類別	於二零零二年一月一日尚未行使數目	年內授出數目	年內已行使數目	於二零零二年十二月三十一日尚未行使數目
A計劃	3,500,000	–	3,100,000	400,000
B計劃	21,850,000	–	8,100,000	13,750,000
C計劃	–	31,921,000	–	31,921,000
	25,350,000	31,921,000	11,200,000	46,071,000

優先認股權類別	於二零零一年一月一日尚未行使數目	年內授出數目	年內已行使數目	於二零零一年十二月三十一日尚未行使數目
A計劃	16,800,000	–	13,300,000	3,500,000
B計劃	–	21,850,000	–	21,850,000
	16,800,000	21,850,000	13,300,000	25,350,000

上文所載董事持有之優先認股權詳情如下：

	於一月一日尚未行使數目	年內授出數目	年內已行使數目	於十二月三十一日尚未行使數目
2002	12,450,000	22,046,000	3,200,000	31,296,000
2001	14,300,000	10,250,000	12,100,000	12,450,000

35. 優先認股計劃（續）

截至二零零二年十二月三十一日止年度內已行使之優先認股權詳情：

行使日期	行使價 港元	所得款項 千港元	數目
4.1.2002	1.0144	507	500,000
4.1.2002	1.2800	640	500,000
4.1.2002	1.0000	1,200	1,200,000
26.2.2002	2.1160	12,696	6,000,000
29.4.2002	1.7440	174	100,000
29.4.2002	1.0800	108	100,000
3.5.2002	1.7440	174	100,000
13.5.2002	1.4768	148	100,000
13.5.2002	1.7440	174	100,000
6.6.2002	2.0920	1,046	500,000
22.6.2002	2.2600	1,130	500,000
25.6.2002	1.0800	108	100,000
19.7.2002	1.0800	108	100,000
26.8.2002	2.1960	275	125,000
29.8.2002	2.1960	275	125,000
2.9.2002	2.1160	529	250,000
23.9.2002	2.1160	529	250,000
10.10.2002	1.7440	174	100,000
24.10.2002	2.4750	248	100,000
11.11.2002	1.0800	108	100,000
29.11.2002	2.1160	317	150,000
3.12.2002	2.1160	212	100,000
		20,880	11,200,000

35. 優先認股計劃(續)

截至二零零一年十二月三十一日止年度內已行使之優先認股權詳情:

行使日期	行使價 港元	所得款項 千港元	數目
1.2.2001	1.0800	108	100,000
11.5.2001	1.0800	108	100,000
11.5.2001	1.7440	174	100,000
15.5.2001	1.1664	117	100,000
17.5.2001	1.0000	500	500,000
18.5.2001	0.9136	914	1,000,000
18.5.2001	1.0896	1,090	1,000,000
25.5.2001	1.0864	1,086	1,000,000
25.5.2001	1.0800	324	300,000
26.5.2001	1.7440	174	100,000
28.5.2001	1.7440	174	100,000
1.6.2001	1.0640	532	500,000
1.6.2001	1.2140	2,064	1,700,000
7.6.2001	1.7440	174	100,000
8.6.2001	1.2140	1,578	1,300,000
8.6.2001	1.0144	1,014	1,000,000
18.6.2001	1.7440	174	100,000
22.6.2001	1.0000	100	100,000
27.7.2001	1.7360	6,597	3,800,000
6.8.2001	1.0800	108	100,000
27.11.2001	1.4976	150	100,000
12.12.2001	1.0800	108	100,000
		17,368	13,300,000

緊接各個優先認股權之行使日期前，本公司股份之加權平均收市價介乎5.67港元至6.98港元(二零零一年:介乎2.06港元至2.92港元)。

36. 退休金計劃

自二零零一年十二月起，本公司及其在香港營運之附屬公司已參加根據強制性公積金計劃條例註冊之強制性公積金計劃(「強積金計劃」)。

本集團之海外附屬公司設有多項界定供款計劃及界定退休金計劃，涵蓋其絕大部份僱員。每年對界定供款計劃之供款乃按僱員薪酬之某個百分比計算。

有關界定退休金計劃之退休金成本乃按照Aon Consulting(一家僱員福利顧問集團)採用預計單位信貸法於二零零三年一月一日進行之精算估值而釐訂。在計算精算估值時假定之醫療趨向比率為10.0%(二零零一年：10.5%)，而折現率則為6.75%(二零零一年：7.5%)。上述退休金並無獲撥入任何資產，而該計劃乃以到期即付方式供款。該計劃內之累計退休金成本乃由該間海外附屬公司之一位前股東根據一項轉讓承擔、償付及賠償保證協議而作出償付。就此，該間海外附屬公司截至二零零二年十二月三十一日訂出之應收及同等金額之累計退休金成本約為28,000,000港元(二零零一年：28,000,000港元)。

37. 資本承擔

	本集團		本公司	
	2002 千港元	2001 千港元	**2002** 千港元	2001 千港元
就下列各項已訂約但未在財務報表中作出撥備之資本開支：				
購買物業、廠房及設備	**27,633**	29,322	**10,919**	12,511
收購聯營公司	**29,250**	–	**29,250**	–
	56,883	29,322	**40,169**	12,511
已批准但未訂約在財務報表中撥作購買物業、廠房及設備之資本開支	**10,737**	–	–	–

38. 有關連方交易

本年度內，本集團與聯營公司進行下列交易：

	2002 千港元	2001 千港元
採購	**37,761**	30,291
行政管理費收入	**2,100**	3,369
行政管理費支出	**852**	417
已收利息收入	**2,166**	6,753
銷售收入	**28,795**	21,103
薪金支出	**354**	–
分包費支出	–	250
租金收入	–	785
設備使用費收入	**284**	22
服務費支出	–	21

以上交易按市場價格/利率進行；或倘未有市場價格/利率可供參照時，則按成本加上利潤比率進行。

39. 結算日以後事項

於二零零二年十二月十七日，本公司訂立一項有條件協議收購Royal Appliance Manufacturing Co.（「Royal」）之全部已發行股份。Royal為在美國俄亥俄州成立之有限公司，其股份在紐約證券交易所（「紐約證交所」）上市及買賣。董事會估計收購之總代價將約為822,900,000港元（105,500,000美元）。上述收購已於二零零三年三月三十一日獲得本公司之股東批准，惟尚須於二零零三年四月二十二日獲得Royal之股東批准方可作實。完成收購後，Royal將無除本集團以外之其他股東，而Royal股份在紐約證交所之上市地位將於收購完成後被撤銷。

40. 主要附屬公司詳情

於二零零二年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊成立/營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Digiwireless Limited	香港	2港元	100	–	投資控股
Envotech Technology Company Limited	香港	2港元	100	–	投資控股
滿添國際有限公司	香港	2港元	100	–	投資控股
智美實業有限公司	香港	3,000,000港元	51	–	經銷電器產品及健康護理產品
Homelite Asia Ltd.	英屬處女群島/香港	1美元	100	–	經銷戶外電動設備產品
Homelite Consumer Products Holdings, Inc.	美國	5,000,000美元	–	100	投資控股
Homelite Consumer Products, Inc.	美國	15,000,000美元	–	100	經銷戶外電動設備產品
Homelite Consumer Products S.A. de C.V.	墨西哥	50,000比索	–	100	製造戶外電動設備產品
Homelite Far East Co. Ltd.	香港	2港元	100	–	經銷戶外電動設備產品
Homelite Technologies Ltd.	百慕達/香港	12,000美元	100	–	投資控股
MacEwen Property Co. Inc.	美國	100美元	100	–	持有物業
Marco Polo Industries & Merchandising Company Limited	香港	100,000港元	100	–	經銷家庭電子及電器產品
One World Technologies Inc.	美國	10美元	–	100	投資控股
One World Technologies Limited	百慕達/香港	12,000美元	100	–	投資控股
OWT France SAS	法國	1,750,000歐羅	–	100	投資控股
OWT Industries, Inc.	美國	10美元	–	100	製造電器部件及電動工具產品
OWT Taiwan Limited	台灣	新台幣5,000,000元	100	–	提供檢查服務
Premier Appliance Group Limited	香港	2港元	100	–	製造部件

40. 主要附屬公司詳情 *(續)*

附屬公司名稱	註冊成立/營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率 直接 %	間接 %	主要業務
Ryobi Technologies Australia Pty Ltd.	澳洲	5,500,000澳元	100	–	經銷電動工具產品
Ryobi Technologies Canada, Inc.	加拿大	600,000加元	–	100	經銷電動工具產品
Ryobi Technologies France S.A.	法國	17,836,535歐羅	–	100	經銷電動工具產品
Ryobi Technologies GmbH	德國	5,000,000歐羅	100	–	經銷電動工具產品
Ryobi Technologies, Inc.	美國	10美元	–	100	經銷電動工具產品
Ryobi Technologies (New Zealand) Ltd.	紐西蘭	1,165,500紐元	100	–	經銷電動工具產品
Ryobi Technologies (UK) Ltd.	英國	4,000,000英鎊	100	–	經銷電動工具產品
Royal Appliance International GmbH	德國	1,278,230歐羅	51	–	經銷家庭電子及電器產品
Santo Industries Limited	香港	2,000,000港元	100	–	經銷家庭電子及電器產品
創德實業有限公司	香港	1,000,000港元	100	–	製造塑膠零件
朗廣實業有限公司	香港	2,000,000港元	75.725	–	製造電子產品
Solar Wide (Overseas) Limited	英屬處女群島/中國	1美元	–	100	製造電子產品
Techtronic Appliances Holdings Company Limited	百慕達/香港	12,000美元	100	–	投資控股
創科電業製品(香港)有限公司	香港	2港元	–	100	經銷及製造地板護理產品
Vax Limited	英國	33,000英鎊	100	–	裝配、採購及分銷地板護理產品
Vax Appliances (Australia) Pty. Ltd.	澳洲	1,200,008澳元	100	–	裝配及分銷地板護理產品

40. 主要附屬公司詳情*（續）*

依董事會之意見，上表列舉本公司之附屬公司為主要影響本集團業績或資產之公司。董事會認為列出其他附屬公司之詳情會令篇幅過於冗長。

於本年度結算日或年內之任何時間，附屬公司概無任何發行在外之債務證券。

41. 聯營公司詳情

於二零零二年十二月三十一日聯營公司之詳情如下：

聯營公司名稱	註冊成立／營業地點	已發行及繳足股本	本公司所持有已發行股本面值之比率		主要業務
			直接 %	間接 %	
Gimelli International (Holdings) Limited	開曼群島／香港	6,250美元	40.8	–	投資控股
Gimelli Laboratories Company Limited	香港	5,000,000港元	–	100	製造及經銷電器及牙齒護理產品
Gimelli Produktions A.G.	瑞士	105,000瑞士法郎	–	100	市場推廣、研究及開發
智美科技注塑有限公司	香港	2港元	–	100	製造塑膠零件
北方創先工業有限公司	中國	1,200,000美元	50	–	業務並不活躍
Precision Technology Industries Limited	中國	9,000,000美元	25	–	製造電動工具產品

股東週年大會通告

茲通告本公司謹定於二零零三年五月二十八日上午九時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳舉行股東週年大會，議程如下：

(1) 省覽截至二零零二年十二月三十一日止年度之賬目與董事會及核數師報告書。

(2) 宣派末期股息每股10港仙予於二零零三年六月二十日名列本公司股東名冊之股東。

(3) 選舉董事及釐訂其酬金。

(4) 委任核數師及釐訂其酬金。

(5) 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，根據公司條例第五十七B條之規定一般性及無條件批准本公司董事會於有關期間行使本公司之全部權力以配發、發行及處置本公司股本中之額外股份，以及作出或授予可能須行使該項權力之建議、協議及優先認股權；

(b) 上文(a)段之批准授權本公司董事會於有關期間作出或授予可能須於有關期間屆滿後行使該項權力之建議、協議及優先認股權(包括本公司之認股權證、債券及可換股債券)；

(c) 本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發(不論是否根據優先認股權或以其他形式配發)及發行之股本面值總額，除根據(i)配售新股、(ii)根據本公司發行之任何認股權證或可兑換為本公司股份之證券之條款，行使認購權或換股權、(iii)當時採納藉以授出或發行本公司之股份或可購入本公司股份之權利予本公司及/或其任何附屬公司之行政人員及/或僱員之任何優先認股權計劃或類似安排或(iv)依據本公司當時之公司組織章程細則發行代息股份以外，不得超過於本決議案通過日期本公司已發行股本之20%，而上述批准須受到相應限制；及

(d) 就本決議案而言：

「有關期間」指本決議案通過之日起至下列三者之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照法例之規定，本公司下屆股東週年大會須予舉行之期限屆滿之時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案；及

「配售新股」指本公司董事會於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份（惟本公司董事會可就零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或任何認可監管機構或任何證券交易所之要求後，作出彼等認為必須或適當之行動以取消若干股東在此方面之權利或另作安排）。」

(6) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)段之規限下，根據所有適用法例及規例之規定一般性及無條件批准本公司董事會於有關期間行使本公司之全部權力以購買本公司每股面值0.20港元之股份；

(b) 本公司根據上文(a)段之批准於有關期間購買本公司股份之面值總額，不得超過於本決議案通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日起至下列三者之較早日期止：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照法例之規定，本公司下屆股東週年大會須予舉行之期限屆滿之時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案。」

(7) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

「**動議**賦予本公司董事會一般授權，將本公司根據上文第(6)項決議案獲授批准可不時購買本公司股本中每股面值0.20港元之股份（「購回股份」），全數加入根據上文第(5)項決議案獲授之一般授權內，使本公司董事會根據上文第(5)項決議案獲授之一般授權而可配發之股本面值總額相等於(i)於本決議案通過日期本公司已發行股本面值總額之20%與(ii)所有購回股份之總和。」

(8) 作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為特別決議案：

「**動議**以下列方式對本公司之公司組織章程細則作出修訂：

(a) 將第2項公司細則中對「結算所」之現有界定予以刪除，並以下列對「結算所」作出之新界定代替：

「結算所」意指根據證券及期貨條例（香港法例第571章）（可不時作出修訂）附表一內所界定之認可結算所。

(b) 緊隨第91項公司細則之後加入新制訂之第91A項公司細則：

91A. 倘若結算所或結算所之代理人為本公司之股東，則其可授權其認為合適之人士擔任代表出席本公司之任何股東會議或任何類別之股東會議，惟倘若獲上述授權之人士超過一位，則授權書須註明有關人士所代表之股份數目及股份類別。根據本公司細則之條文獲授權之人士有權以其所代表之結算所（或其代理人）名義行使該結算所（或其代理人）如為本公司之個別股東而可行使之相同權力。」

承董事會命
陳志聰
公司秘書

香港
二零零三年四月十五日

附註：

1. 本公司將於二零零三年六月十六日至二零零三年六月二十日止期間（包括首尾兩天在內）暫停辦理股份過戶登記手續。

2. 末期股息將派發予二零零三年六月二十日名列本公司股東名冊上之股東，惟須待於股東週年大會上獲股東批准方可作實。預期末期股息將於二零零三年七月二十九日或前後派發。

3. 凡有權出席大會及於會上投票之股東均可委任一位代表代其出席及投票。受委代表毋須為股東。根據本公司之公司組織章程細則規定，委任代表之文件最遲須於大會舉行時間四十八小時前交回本公司之註冊辦事處。

財政概要

業績

截至十二月三十一日止年度

	1998 千港元	1999 千港元	2000 千港元	2001 千港元	**2002** 千港元
營業額	2,531,818	2,699,338	4,551,482	6,101,140	**9,492,938**
未計應佔聯營公司業績及税項前溢利	142,326	152,077	212,855	265,212	**490,938**
應佔聯營公司業績	(3,818)	228	(1,221)	(300)	**121**
除税前溢利	138,508	152,305	211,634	264,912	**491,059**
税項	(7,289)	(8,538)	(31,221)	(22,940)	**(69,986)**
未計少數股東權益前溢利	131,219	143,767	180,413	241,972	**421,073**
少數股東權益	(888)	(1,774)	504	(3,125)	**(12,241)**
本年度溢利	130,331	141,993	180,917	238,847	**408,832**
基本每股盈利	23.47仙	25.48仙	32.31仙	42.02仙	**65.73仙**

資產及負債

十二月三十一日

	1998 千港元	1999 千港元	2000 千港元	2001 千港元	**2002** 千港元
資產總值	1,206,626	1,468,401	2,967,535	3,771,629	**6,364,671**
負債總額、撥備及少數股東權益	521,902	684,100	2,058,753	2,668,255	**4,563,783**
股東資金	684,724	784,301	908,782	1,103,374	**1,800,888**

公司資料

董事會

執行董事

Horst Julius Pudwill 先生
主席兼行政總裁

鍾志平先生
董事總經理

陳建華先生
陳志聰先生
浦上彰夫博士

非執行董事
吉川進先生

獨立非執行董事
張定球先生
Joel Arthur Schleicher 先生
Christopher Patrick Langley 先生

二零零三年財務事項日誌

四月十五日：	公佈二零零二年度業績
五月二十八日：	股東週年大會
六月十三日：	獲派二零零二年度末期股息之股東截止登記日期
六月十六日至二十日：	暫停辦理股東登記手續
七月二十九日：	派發末期股息
六月三十日：	六個月中期業績結算日
十二月三十一日：	財政年度結算日

股東週年大會

股東週年大會將於二零零三年五月二十八日星期三上午九時三十分假座香港中區法院道太古廣場港島香格里拉大酒店舉行

投資者關係聯絡處

企業傳訊部
創科實業有限公司
香港新界荃灣
青山道388號
中國染廠大廈24樓
電郵：ir@tti.com.hk

股票代號

香港聯合交易所	669
ADR Level 1 Programme	TTNDY

網址

http://www.tti.com.hk

盈利業績、年報/中期報告可於互聯網上瀏覽

股份過戶登記處

秘書商業服務有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下
電話：(852) 2980 1888
傳真：(852) 2861 0285

美國預託證券託管商

The Bank of New York

主要往來銀行

香港上海匯豐銀行有限公司
德國商業銀行
花旗銀行
渣打銀行
Wachovia Bank, N.A.

律師

張葉司徒陳律師事務所

核數師

德勤 • 關黃陳方會計師行

公司秘書

陳志聰先生

商標

本年報列載創科實業及其在香港與海外之附屬公司及聯屬公司所擁有或特許使用之眾多具價值之商標，突顯本集團提供之優質產品及服務。

[illegible]科實業有限公司
[illegible]科電業製品（香港）有限公司
[illegible] Asia Ltd.

[illegible]辦事處
[illegible]青山道388號
[illegible]業廠大廈24樓
[illegible] 852 2402 6888
[illegible] 852 2413 5971

[illegible] Laboratories Co. Ltd.
[illegible] (852) 2413 3923
[illegible] (852) 2498 9549

[illegible]實業有限公司
[illegible] (852) 2480 0888
[illegible] (852) 2480 1320
[illegible]solarwide.com.hk

[illegible]青山道388號
[illegible]業廠大廈18樓

[illegible]
[illegible]yobi Technologies Australia Pty Ltd.
[illegible] 361 Horsley Road
[illegible], NSW 2214
[illegible] (612) 9772 2444
[illegible] (612) 9774 5705

[illegible]x Appliances (Australia) Pty Ltd.
[illegible] Victoria Road
[illegible], WA 6090
[illegible] (618) 9247 8100
[illegible] (618) 9247 8190
[illegible].vax.com.au

[illegible]
[illegible]yobi Technologies Canada, Inc.
[illegible] Drive, Unit #5
[illegible], Ontario N1T 1N6
[illegible] (1-519) 624 2222
[illegible] (1-519) 624 0600

[illegible]
東莞厚街科技電業廠
廣東省東莞市厚街鎮
[illegible]工業區
[illegible] 523962
電話：(86-0769) 558 2172
傳真：(86-0769) 558 2575

創科電業製品廠房一
廣東省東莞市厚街鎮
[illegible]管理區[illegible]
[illegible] 523941
電話：(86-0769) 558 0962
傳真：(86-0769) 558 7962

創科電業製品廠房二
[illegible]省東莞市厚街鎮
[illegible]管理區
[illegible] 523941
電話：(86-0769) 558 4125
傳真：(86-0769) 558 4135

[illegible]醫療保健制品廠
[illegible]電器制品廠
[illegible]市寶安區公明鎮
[illegible]村下石家路38號
[illegible]工業城
[illegible] 518106
電話：(86-755) 2773 0588
傳真：(86-755) 2773 0433

[illegible]
Ryobi Technologies France S.A.
209, rue De La Belle Etoile
ZI Paris Nord 2-95945, Roissy, CDG
[illegible] (33-0-14) 990 1414
[illegible] (33-0-14) 990 1429
www.ryobi-europe.com

[illegible]
Ryobi Technologies GmbH
Itterpark, 7 D-40724 Hilden
[illegible] (49-0-2103) 2958-0
[illegible] (49-0-2103) 2958-29
www.ryobi-europe.com

[illegible]
Ryobi Technologies (New Zealand) Ltd.
503 Mt. Wellington Highway
Mt. Wellington, Auckland
電話：(64-9) 573 0230
傳真：(64-9) 573 0231

[illegible]
[illegible]優比股份有限公司
[illegible]崇德路二段
416號9F-4
電話：(886-42) 241 2542
傳真：(886-42) 241 2541

[illegible]
Ryobi Technologies (UK) Ltd.
Anvil House, Tuns Lane
Henley-on-Thames
Oxfordshire RG9 1SA
電話：(44-0-1491) 848 700
[illegible] (44-0-1491) 848 701
[illegible]ryobi-europe.com

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
電話：(44-0-1905) 795 959
傳真：(44-0-1905) 799 655
www.vax.co.uk

[illegible]
Homelite Consumer Products, Inc.
Ryobi Technologies, Inc.
1428 Pearman Dairy Road
Anderson, South Carolina 29625
電話：(1-864) 226 6511
傳真：(1-864) 261 9435
www.ryobitools.com

OWT Industries, Inc.
[illegible] Pumpkintown Hwy.
[illegible], South Carolina 29671
[illegible] (1-864) 226 6511
[illegible] (1-864) 261 9435

[illegible] by Sedgwick Richardson   Editorial by Conatus Limited
[illegible] photography by Gareth Jones and Eden Man
[illegible] by Prowell Printing

創科實業有限公司
香港荃灣青山道388號
中國染廠大廈24樓
電話：(852) 2402 6888
傳真：(852) 2413 5971
www.tti.com.hk